As filed with the Securities and Exchange Commission on November 4, 2008
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GSI Commerce, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	04-2958132 (I.R.S. Employer Identification Number)

GSI Commerce, Inc.
935 First Avenue
King of Prussia, PA 19406
(610) 265-3229
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Arthur H. Miller
Executive Vice President and General Counsel
GSI Commerce, Inc.
935 First Avenue
King of Prussia, PA 19406
Telephone: (610) 491-7000
Facsimile: (610) 265-1730
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Francis E. Dehel Melissa Palat Murawsky Blank Rome LLP One Logan Square Philadelphia, PA 19103 Facsimile: (215) 569-5555	David A. Stockton David M. Eaton Kilpatrick Stockton LLP Suite 2800 1100 Peachtree Street Atlanta, GA 30309-4530 Facsimile: (404) 541-3402

Approximate date of commencement of proposed sale of the securities to the public:  With respect to the common stock of GSI Commerce, Inc. to be issued in the merger as described herein, as soon as practicable after this Registration Statement becomes effective and the consummation of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered	Price per Unit	Offering Price	Fee
Common Stock, $0.01 par value	$30,000,000(1)	N/A	$30,000,000(2)	$1,179(3)

(1)	This Registration Statement covers an indeterminate number of shares of common stock, $0.01 par value, of GSI that may be issued by GSI in connection with the proposed merger described herein. This Registration Statement also covers the Preferred Stock Purchase Rights issuable in accordance with the Rights Agreement, dated as of April 3, 2006, between GSI and American Stock Transfer & Trust Company, as Rights Agent, which are presently attached to and trade with GSI’s common stock.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	Calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. GSI MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Merger Proposed — Your Vote Is Very Important.

GSI Commerce, Inc., a leading e-commerce and multichannel solutions provider, and Innotrac Corporation, a leading provider of e-commerce fulfillment and customer care services, have entered into a definitive agreement to merge. The merger is structured so that GSI will be the surviving publicly traded company and Innotrac will become a wholly owned subsidiary of GSI.

As further described in this proxy statement/prospectus, GSI will acquire Innotrac for $52.0 million, consisting of cash of $22.0 million and shares of GSI common stock valued at $30.0 million. The cash amount and the number of shares to be received are subject to adjustment under certain circumstances. We anticipate that the cash payment that Innotrac shareholders will receive will be equal to approximately $1.70 per share of Innotrac common stock. The fraction of a share of GSI common stock that Innotrac shareholders will receive for each share of Innotrac common stock will be based on a stock consideration exchange ratio determined prior to the special meeting of Innotrac’s shareholders. If the volume weighted average price of GSI common stock for the 20 consecutive trading days ending on (and including) the third trading day preceding the special meeting of Innotrac’s shareholders, referred to as the “GSI Average Price,” is within the range of $13.03 to $20.85, inclusive, then the number of shares of GSI common stock to be received per share of Innotrac common stock is expected to range from 0.1784 of a share to 0.1115 of a share, thus maintaining a constant dollar value of the stock consideration within that range. If the GSI Average Price is within such range, the dollar value of the per share consideration, including cash, to be received by Innotrac shareholders is expected to be approximately $4.03. If the GSI Average Price is less than $13.03, then the number of shares of GSI common stock to be received in exchange for each share of Innotrac common stock is expected to be fixed at 0.1784 of a share, which would result in Innotrac shareholders receiving consideration with a lower dollar value for their shares. However, if the GSI Average Price is less than $11.12, Innotrac and GSI each have the option to terminate the merger agreement. If this termination right is exercised by Innotrac, GSI may, at its election, avoid termination of the merger agreement by agreeing to pay the stock portion of the merger consideration in stock and/or cash with a value of $25.6 million in the aggregate. If the GSI Average Price is greater than $20.85, then the number of shares of GSI common stock to be received in exchange for each share of Innotrac common stock is expected to be fixed at 0.1115 of a share. GSI also has the option to pay any or all of the stock portion of the merger consideration in cash. The above cash and stock per share exchange ratios are calculated based on 12,600,759 outstanding shares of Innotrac common stock and 305,583 outstanding in-the-money Innotrac options as of October 2, 2008. The merger consideration payable to Innotrac shareholders is more fully described on page 76 of this proxy statement/prospectus.

Assuming the GSI Average Price is within the range of $11.12 to $20.85, inclusive, and GSI does not opt to pay any portion of the stock merger consideration in cash, the total number of shares GSI will issue will range from 2,302,379 to 1,438,849. Based on the number of shares of GSI common stock issued and outstanding on October 2, 2008, such range of shares of GSI common stock to be issued to Innotrac shareholders will represent approximately 2.94% to 4.62% of the outstanding common stock of GSI after the merger. GSI stockholders will continue to own their existing shares.

The merger cannot be completed unless the shareholders of Innotrac vote to approve the merger agreement. Innotrac has scheduled a special meeting for Innotrac shareholders to vote to approve the merger agreement. YOUR VOTE IS VERY IMPORTANT.

Whether or not you expect to attend the special meeting, we urge you to vote your shares. You can vote your shares by the internet or by telephone by following the instructions on your proxy card. If you wish to vote by mail, please date, sign, and promptly return the enclosed proxy card in the enclosed business reply envelope. If you sign and return your proxy without indicating any voting instructions, the shares of Innotrac common stock represented by the proxy will be voted “FOR” the approval of the merger agreement and “FOR” the adjournment of the Innotrac special meeting for the purpose of soliciting proxies, if necessary or appropriate.

Only shareholders of record of Innotrac common stock as of [ • ], 2008 are entitled to attend and vote at the Innotrac special meeting. The Innotrac special meeting will be held at 6655 Sugarloaf Parkway, Duluth, Georgia 30097 on [ • ], 2008, beginning at [ • ] a.m., Eastern Time.

This proxy statement/prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully. In addition, you may obtain information about GSI and Innotrac from documents that they have filed with the SEC. See “Where You Can Find More Information” on page 44.

For a more complete description of the merger, the terms and conditions of the merger and risk factors associated with the merger, see “The Merger” beginning on page 53 and “Risk Factors” beginning on page 17.

GSI common stock trades on the Nasdaq Global Select Market under the symbol “GSIC.” Innotrac common stock trades on the Nasdaq Global Market under the symbol “INOC.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Proxy statement/prospectus dated [ • ] and
first mailed to shareholders of Innotrac on or about [ • ].

INNOTRAC CORPORATION
6655 Sugarloaf Parkway
Duluth, Georgia 30097

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held [ • ]

To the Shareholders of Innotrac Corporation:

Notice is hereby given that a Special Meeting of Shareholders of Innotrac Corporation will be held at 6655 Sugarloaf Parkway, Duluth, Georgia 30097 on [ • ], 2008, beginning at [ • ] a.m., Eastern Time for the following purposes:

1. To consider and vote upon a proposal to approve the merger agreement among GSI Commerce, Inc., Bulldog Acquisition Corp., a wholly owned subsidiary of GSI, and Innotrac dated as of October 5, 2008, pursuant to which Innotrac will become a wholly owned subsidiary of GSI, and each outstanding share of Innotrac common stock will be converted into the right to receive a combination of cash and GSI common stock, as described more fully in the attached proxy statement/prospectus;

2. To approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to adopt the merger agreement; and

3. To consider such other matters as may properly come before the special meeting and any adjournment or postponement thereof.

Only holders of Innotrac’s common stock of record as of the close of business on [ • ], 2008 are entitled to vote at the Innotrac special meeting. It is important that your shares be represented at the Innotrac special meeting. For that reason, we ask that you promptly sign, date and mail the enclosed proxy card in the return envelope provided, or vote by using any other method described on your proxy card. If you do attend and wish to vote in person, you may revoke your proxy at that time.

Each outstanding share of Innotrac common stock will be converted into the right to receive a combination of cash and GSI common stock, as more fully described in the attached proxy statement/prospectus. You will receive cash for any fractional shares of GSI common stock that you would otherwise receive in the merger. GSI common stock trades on the Nasdaq Global Select Market under the trading symbol “GSIC” and on [ • ], it closed at $[ • ] per share. Innotrac common stock trades on the Nasdaq Global Market under the trading symbol “INOC” and, on that same date, it closed at $[ • ] per share.

We cannot complete the merger unless shareholders of Innotrac vote to approve the merger agreement. Scott D. Dorfman, Innotrac’s chairman, president and chief executive officer, and his wife, who beneficially own and have the right to vote, in the aggregate, approximately 43% of the outstanding shares of Innotrac common stock, have entered into a voting agreement with GSI and have agreed to vote in favor of the merger. In addition, the IPOF Fund, which together with its affiliated entities, holds approximately 34% of the outstanding shares of Innotrac common stock, has previously agreed with Innotrac to vote all shares held by it in excess of 15% of Innotrac’s outstanding common stock (i.e., approximately 19% of the outstanding Innotrac shares) in proportion to the votes cast by all other Innotrac shareholders. Accordingly, we expect that the votes cast by Mr. Dorfman, his wife and the IPOF Fund will be sufficient to approve the merger.

Georgia law provides that Innotrac shareholders who have not approved the merger agreement and who otherwise strictly comply with the applicable requirements of Article 13 of the Georgia Business Corporation Code are entitled to an appraisal of the fair value of their shares and may demand payment of the fair value of their shares. Shareholders who wish to assert dissenters’ rights should comply with the procedures detailed in Article 13 of the Georgia Business Corporation Code, a copy of which is attached as Annex B to this proxy statement/prospectus. The proxy statement/prospectus constitutes notice of dissenters’ rights pursuant to Article 13 of the Georgia Business Corporation Code.

You should consider the matters discussed under “Risk Factors” commencing on page 17 of the proxy statement/prospectus before voting. Please carefully review the entire proxy statement/prospectus.

After careful consideration, Innotrac’s board of directors has unanimously approved and adopted each of the merger and the merger agreement and the transactions contemplated thereby, and recommends that you vote “FOR” approval of the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

Please do not send any stock certificates at this time. Thank you for your cooperation.

By Order of the Board of Directors,

George M. Hare
Chief Financial Officer and Secretary

[ • ]

YOUR VOTE IS IMPORTANT

Whether or not you expect to be present at the Innotrac special meeting, we urge you to vote your shares. You can vote your shares by the internet or by telephone by following the instructions on your proxy card. If you wish to vote by mail, please date, sign, and promptly return the enclosed proxy card in the enclosed business reply envelope. The proxy may be revoked at any time prior to exercise, and if you are present at the Innotrac special meeting, you may, if you wish, revoke your proxy at that time and exercise the right to vote your shares personally.

This proxy statement/prospectus incorporates by reference documents containing important business and financial information about GSI that is not included in or delivered with this proxy statement/prospectus. Copies of any of these documents are available without charge, except for exhibits, to any person to whom this proxy statement/prospectus is delivered, upon written or oral request. Written requests for these documents should be directed to Greg Ryan, Director of Corporate Communications, GSI Commerce, Inc., 935 First Avenue, King of Prussia, PA 19406, and telephone requests may be directed to Mr. Ryan at (610) 491-7942. In order to ensure timely delivery of the documents, any request should be made by [ • ].

ii

Questions and Answers about the GSI/Innotrac Merger

Q.	What is the proposed transaction?

A.	GSI has reached an agreement with Innotrac to acquire the outstanding shares of common stock of Innotrac. The merger is structured so that GSI will be the surviving publicly traded company and Innotrac will become a wholly owned subsidiary of GSI.

Q.	What do I need to do now?

A.	You should read this proxy statement/prospectus carefully, including its annexes, and consider how the merger will affect you.

Q.	How do I vote my shares?

A.	If you are a shareholder of record (that is, if your stock is registered in your name), you may vote your shares as follows:

• Vote by Mail. Mark, sign and date your proxy card and return the card in the postage-paid envelope Innotrac has provided you.

• Vote electronically through the Internet at http://www.investorvote.com.  Use the internet to vote your proxy 24 hours a day, 7 days a week. Have your proxy card in hand when you access the web site. You will be prompted to enter your control number(s) which are located on your proxy card to create and submit an electronic voting form. Voting by internet is available until 11:59 PM Eastern Time on [ • ], 2008.

• Vote by Telephone at 1-800-652-VOTE (8683).  Use any touch-tone telephone to vote your proxy 24 hours a day, 7 days a week. Have your proxy card in hand when you call. You will be prompted to enter your control number(s) which are located on your proxy card and then follow the directions given. Voting by telephone is available until 11:59 PM Eastern Time on [ • ], 2008.

• Vote in Person. You can vote by appearing and voting in person at the Innotrac special meeting.

IF YOU VOTE BY TELEPHONE OR ELECTRONICALLY THROUGH THE INTERNET, YOU DO NOT NEED TO RETURN YOUR PROXY CARD.

Please note that although there is no charge to you for voting by telephone or electronically through the internet, there may be costs associated with electronic access such as usage charges for internet service providers and telephone companies. Innotrac does not cover these costs; they are solely your responsibility. The telephone and internet voting procedures being made available to you are valid forms of granting proxies under § 14-2-722 of the Georgia Business Corporation Code.

If your shares are held in “street name” (that is, if your stock is registered in the name of your broker, bank or other nominee) and you wish to vote at the Innotrac special meeting, you will need to bring to the special meeting a proxy from the record holder of the shares (your broker, bank or nominee) authorizing you to vote at the Innotrac special meeting. If you hold your shares through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares by proxy.

Q.	What is the recommendation of the Innotrac board?

A.	The Innotrac board unanimously determined each of the merger and the merger agreement and the transactions contemplated thereby to be advisable, fair and in the best interest of Innotrac and its shareholders, and approved and adopted each of the merger and the merger agreement and the transactions contemplated thereby, and recommended that Innotrac’s shareholders vote “FOR” approval of the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

Q.	What vote is required to approve the merger agreement?

A.	The affirmative vote of the holders of a majority of Innotrac’s common stock outstanding as of the close of business on the record date is required to approve the merger agreement. Scott D. Dorfman, Innotrac’s chairman, president and chief executive officer, and his wife, who collectively hold and have the right to vote approximately 43% of the outstanding Innotrac common stock, have agreed with GSI to vote such shares in favor of the merger. In addition, the IPOF Fund, which together with its affiliated entities, collectively referred to as the “IPOF Fund,” holds approximately 34% of the outstanding Innotrac common stock, has previously agreed with Innotrac to vote all shares held by it in excess of 15% of Innotrac’s outstanding common stock (i.e., approximately 19% of the outstanding Innotrac shares) in proportion to the votes cast by all other Innotrac shareholders. Accordingly, we expect that the votes cast by Mr. Dorfman, his wife and the IPOF Fund will be sufficient to approve the merger.

Because the affirmative vote required to approve the merger is based on the total number of outstanding shares of Innotrac common stock, the failure by any Innotrac shareholder to return a proxy card (or register a vote by any other method described on the proxy card) or to instruct their broker or other nominee on how to vote their shares, or the abstention by any shareholder on the merger proposal, will all have the same effect as a vote against the merger proposal.

Q.	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A.	Your broker will vote your shares only if you instruct your broker on how to vote by completing and returning the proxy card provided to you by your broker.

Q.	When and where is the Innotrac special meeting? Who can vote at the Innotrac special meeting?

A.	The Innotrac special meeting will take place on [ • ] at 6655 Sugarloaf Parkway, Duluth, Georgia 30097. The close of business on [ • ], 2008 has been fixed by the Innotrac board as the record date for the determination of holders of shares of Innotrac common stock entitled to notice of, and to vote at, the Innotrac special meeting. On the record date, there were [ • ] shares of Innotrac common stock outstanding.

Q.	What if I want to change my vote?

A.	You can change your vote at any time before your proxy is voted at the Innotrac special meeting. If you are a shareholder of record, you may revoke your proxy by:

• delivering to Innotrac’s chief financial officer at Innotrac’s principal executive offices a later-dated written notice stating that you would like to revoke your proxy;

• submitting a new proxy via the internet or telephone;

• completing, executing and delivering to Innotrac’s chief financial officer at Innotrac’s principal executive offices a new, later-dated proxy card for the same shares; or

• attending the Innotrac special meeting and voting in person. Your attendance alone will not revoke your proxy. You must also specifically request to vote at the Innotrac special meeting.

The last vote received chronologically will supersede any prior vote. The deadline for changing your vote electronically through the internet or telephonically is 11:59 PM Eastern Time on [ • ].

If you have instructed your broker or other nominee to vote your shares, you must follow the directions received from your broker or nominee to change your vote. You cannot vote shares held in “street name” by returning a proxy card directly to Innotrac or by voting in person at the Innotrac special meeting, unless you obtain a proxy from your broker or other “street name” holder.

Q.	Will I have dissenters’ rights?

A.	Yes. See “Special Meeting of Innotrac Shareholders — Dissenters’ Rights” beginning on page 50 of this proxy statement/prospectus.

Q.	Should I send in my stock certificates now?

A.	No. After the merger is completed, GSI will send Innotrac shareholders written instructions for exchanging their stock certificates.

Q.	When do you expect the merger to be completed?

A.	We expect to complete the merger during the first half of 2009, but it is possible that we could complete the merger sooner or later than this estimate.

Q.	What will I receive for my shares in the merger?

A.	As a result of the merger, Innotrac shareholders will receive a combination of cash and GSI common stock for each share of Innotrac common stock. We refer to this combination of cash and GSI common stock as the “per share merger consideration.” The cash amount and the number of shares to be received are subject to adjustment under certain circumstances.

We anticipate that the cash payment that Innotrac shareholders will receive will be equal to approximately $1.70 per share of Innotrac common stock. The fraction of a share of GSI common stock that Innotrac shareholders will receive for each share of Innotrac common stock will be based on a stock consideration exchange ratio determined prior to the special meeting of Innotrac’s shareholders. If the volume weighted average price of GSI common stock for the 20 consecutive trading days ending on (and including) the third trading day preceding the special meeting of Innotrac’s shareholders, referred to as the “GSI Average Price,” is within the range of $13.03 to $20.85, inclusive, then the number of shares of GSI common stock to be received per share of Innotrac common stock is expected to range from 0.1784 of a share to 0.1115 of a share, thus maintaining a constant dollar value of the stock consideration within that range. If the GSI Average Price is within such range, the dollar value of the per share consideration, including cash, to be received by Innotrac shareholders is expected to be approximately $4.03.

If the GSI Average Price is less than $13.03, then the number of shares of GSI common stock to be received in exchange for each share of Innotrac common stock is expected to be fixed at 0.1784 of a share, which would result in Innotrac shareholders receiving consideration with a lower dollar value for their shares. However, if the GSI Average Price is less than $11.12, Innotrac and GSI each have the option to terminate the merger agreement. If this termination right is exercised by Innotrac, GSI may, at its election, avoid termination of the merger agreement by agreeing to pay the stock portion of the merger consideration in stock and/or cash with a value of $25.6 million in the aggregate. Consequently, if the GSI Average Price is less than $13.03 but greater than or equal to $11.12, the value of the per share consideration Innotrac shareholders will receive will be less than $4.03. If the GSI Average Price is $11.12, the dollar value of the per share consideration to be received by Innotrac shareholders is expected to be approximately $3.69. This will also be the approximate dollar value of the per share merger consideration if the GSI Average Price is less than $11.12, Innotrac terminates the merger agreement, and GSI elects to avoid termination as described above. If the GSI Average Price is less than $11.12 and neither party terminates the merger agreement, the dollar value of the per share merger consideration to be received by Innotrac shareholders will be less than $3.69.

If the GSI Average Price is greater than $20.85, then the number of shares of GSI common stock to be received in exchange for each share of Innotrac common stock is expected to be fixed at 0.1115 of a share.

GSI also has the option to pay any or all of the stock portion of the merger consideration in cash. Cash will be paid in lieu of fractional shares of GSI.

The above cash and stock per share exchange ratios are calculated based on 12,600,759 outstanding shares of Innotrac common stock and 305,583 outstanding in-the-money Innotrac options as of October 2, 2008.

The merger consideration payable to Innotrac shareholders is more fully described on page 76 of this proxy statement/prospectus.

Q.	What will I receive for my options, restricted stock or warrants in the merger?

A.	All outstanding options to acquire Innotrac common stock will be cancelled as of the effective time of the merger. Each holder of an option to purchase Innotrac common stock for which the exercise price per share is less than the value of the per share merger consideration payable in the merger, referred to as an “in-the-money Innotrac option,” will be entitled to receive, whether or not such option is then vested or exercisable, in cancellation and settlement for each such option, without interest, the excess of the value of the per share merger consideration over the option exercise price, multiplied by the number of shares of Innotrac common stock subject to such option.

The amount of cash and GSI stock to be paid for an in-the-money Innotrac option will be calculated by deducting the exercise price payable from the per share merger cash consideration and, if the exercise price to be paid is greater than the per share merger cash consideration to be received, then by deducting the excess from the per share merger stock consideration to be received. For the purpose of these calculations, the stock portion of the merger consideration will be valued at the GSI Average Price. It is anticipated that holders of in-the-money Innotrac options will only receive GSI shares and not cash.

All outstanding Innotrac restricted stock awards will be cancelled as of the effective time of the merger, and each holder of an Innotrac restricted stock award, whether or not vested, will be entitled to receive, without interest, the per share merger consideration multiplied by the total number of shares of Innotrac common stock subject to such restricted stock award.

From and after the effective time of the merger, each outstanding warrant to purchase Innotrac common stock will be exercisable upon payment of the applicable exercise price solely for the product of the per share merger consideration multiplied by the total number of shares of Innotrac common stock subject to such warrants.

Please refer to page 79 for more information regarding the treatment of Innotrac options, restricted stock and warrants.

Q.	Are GSI’s business and financial condition relevant to my decision to vote my Innotrac shares in favor of the merger?

A.	Yes. Because shares of Innotrac common stock may be exchanged in the merger for shares of GSI common stock, you should consider the risks related to GSI’s business and financial condition before you decide how to vote your shares of Innotrac common stock with respect to the merger. In considering GSI’s business and financial condition, you should review carefully the information in this proxy statement/prospectus and the documents incorporated by reference in this proxy statement/prospectus because they contain detailed business, financial and other information about GSI.

Q.	Will the GSI shares I receive in the merger be listed on Nasdaq?

A.	Yes.

Q.	What are the tax consequences of the merger to me?

A.	We expect that the merger will be a fully taxable transaction for U.S. federal income tax purposes. Accordingly, each Innotrac shareholder will generally recognize gain or loss as a result of the merger equal to the difference between the amount of cash and the fair market value of GSI common stock received by the shareholder in the merger and the shareholders’ adjusted tax basis in the Innotrac common stock surrendered in the merger. Generally, if a shareholder has held the shares for more than one year, any gain will be characterized as long-term capital gain. The deductibility of capital losses is subject to limitations.

For more information concerning the U.S. federal income tax consequences of the merger, please see the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 97 of this proxy statement/prospectus.

Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q.	Are there risks I should consider in deciding whether to vote for the merger?

A.	Yes. We have described some of the risk factors you should consider under the heading “Risk Factors” beginning on page 17 of this proxy statement/prospectus.

Q.	Will I receive dividends after the merger?

A.	GSI has never declared or paid a cash dividend on its common stock. GSI currently intends to retain any future earnings to fund GSI’s growth and, therefore, does not anticipate declaring or paying any cash dividends on GSI’s common stock for the foreseeable future. In addition, the terms of GSI’s secured revolving credit facility prohibit GSI from declaring or paying dividends on GSI common stock.

Q.	Whom should I call with questions?

A.	Shareholders of Innotrac should call George M. Hare, chief financial officer of Innotrac, at (678) 584-4000 with any questions about the merger.

Summary

This summary and the preceding questions and answers together highlight material information from this document and may not contain all of the information that is important to you. To understand the merger fully, and for more complete descriptions of the legal terms of the merger, you should read carefully this entire document, including the merger agreement attached as Annex A to this proxy statement/prospectus, and the documents to which we have referred you. See “Where You Can Find More Information” on page 44.

The Merger

The merger agreement is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement, because it is the legal document that governs the merger.

As a result of the merger, Innotrac will become a wholly owned subsidiary of GSI and Innotrac common stock will be exchanged for a combination of cash and GSI common stock as described below.

Merger Consideration (see page 76)

As a result of the merger, Innotrac shareholders will receive a combination of cash and GSI common stock for each share of Innotrac common stock. The cash amount and the number of shares to be received are subject to adjustment under certain circumstances. The preceding question-and-answer section sets forth a summary of the per share merger consideration on page 2.

Opinion of Innotrac’s Financial Advisor (see page 66)

On October 5, 2008, Houlihan Lokey Howard & Zukin Capital, Inc., which we refer to as “Houlihan Lokey,” rendered its oral opinion to the board of directors of Innotrac (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated the same date) to the effect that, as of October 5, 2008, the per share merger consideration to be received by holders of Innotrac common stock, other than Mr. Dorfman, Innotrac’s chairman, president and chief executive officer, in the proposed merger pursuant to the merger agreement was fair to such holders from a financial point of view.

Houlihan Lokey’s opinion was directed to the board of directors of Innotrac and only addressed the fairness, from a financial point of view, of the per share merger consideration to be received by holders of Innotrac common stock, other than Mr. Dorfman, in the proposed merger pursuant to the merger agreement, and did not address any other aspect or implication of the proposed merger. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute advice or a recommendation to any shareholder as to how such shareholder should act or vote with respect to any matter relating to the merger. See “The Merger — Opinion of Innotrac’s Financial Advisor” beginning on page 66.

The board of directors and management of GSI following the merger will be comprised of the current directors and officers of GSI. (see page 97)

When the merger is complete, GSI will continue to be managed by its current directors and officers.

Innotrac directors and executive officers may have interests in the merger that are different from your interests. (see page 72)

In considering the recommendation of the Innotrac board with respect to the merger agreement, Innotrac shareholders should be aware that Innotrac’s directors and executive officers have interests in the merger that are different from, or in addition to, those of Innotrac’s shareholders generally. These interests could create potential conflicts of interest.

The Innotrac board was aware of these interests and considered them, among other matters, in reaching its decision to approve and adopt the merger agreement and to recommend that Innotrac’s shareholders vote in favor of approving the merger agreement.

These interests relate to or arise from:

•	the new employment arrangement for Scott D. Dorfman, Innotrac’s chairman, president and chief executive officer, including a restricted stock award of GSI shares valued at $2.5 million;

•	continued employment of certain Innotrac executive officers;

•	a transition services agreement between Innotrac and George M. Hare, Innotrac’s chief financial officer;

•	acceleration of vesting of restricted stock held by Innotrac executive officers;

•	the receipt of the excess, if any, of the value of the per share merger consideration over the applicable per share exercise price for each in-the-money Innotrac option, whether or not vested, held by Innotrac directors and executive officers;

•	the payout of the accounts of Innotrac executive officers in Innotrac’s nonqualified deferred compensation plan;

•	the settlement agreement described in “The Merger — IPOF Fund Settlement Agreement”;

•	the release of the lien on certain of Mr. Dorfman’s personal property securing Innotrac’s revolving line of credit;

•	indemnification provisions in the merger agreement in favor of Innotrac directors and officers; and

•	the purchase of a six-year “tail” directors’ and officers’ liability insurance policy to cover current and former directors and officers of Innotrac.

The consummation of the merger is subject to the satisfaction or waiver of various conditions. (see page 87)

The completion of the merger depends upon the satisfaction or waiver of a number of conditions. These conditions include, among others, the following:

•	the merger must have been approved by Innotrac’s shareholders;

•	no law or order being in effect that prevents or restricts the consummation of the merger;

•	court approval by the United States District Court for the Northern District of Ohio of the settlement agreement between Innotrac and the court-appointed receiver for all assets of any kind of the IPOF Fund and the entry of certain ancillary orders;

•	subject to applicable materiality qualifications, the truth and correctness of Innotrac’s and GSI’s respective representations and warranties;

•	the performance, in all material respects, by Innotrac and GSI of their respective covenants and agreements in the merger agreement;

•	the absence of any material adverse effect on Innotrac between the execution of the merger agreement and consummation of the merger;

•	the receipt of certain third party consents;

•	the absence of certain litigation;

•	the aggregate number of shares of stock owned by those shareholders of Innotrac who have exercised their dissenters’ rights must be less than ten percent of the total number of outstanding shares of Innotrac stock;

•	the employment agreement, dated October 5, 2008, between Mr. Dorfman and Innotrac must be in full force and effect;

•	the voting, cooperation and indemnification agreement and the nondisclosure, noncompetition and nonsolicitation agreement, each dated October 5, 2008 and each between Mr. Dorfman and GSI must be in full force and effect; and

•	Innotrac’s revolving credit facility with Wachovia Bank, or a replacement revolving credit facility, in either case with terms substantially the same as, or more favorable to Innotrac than, the material terms in effect on the date of the merger agreement, must be in full force and effect.

There can be no assurance that the conditions to the consummation of the merger will be satisfied or waived.

Under the merger agreement, Innotrac agreed that it and its representatives will not solicit alternative acquisition proposals. (see page 84)

The merger agreement provides that Innotrac may not, among other things, solicit or participate in discussions or negotiations with a third party regarding specified transactions involving Innotrac. However, under certain circumstances, Innotrac’s board of directors may:

•	respond to an unsolicited bona fide proposal for an alternative acquisition that is a superior proposal (as defined in the merger agreement and described on page 85 of this proxy statement/prospectus), provided Innotrac otherwise complies with certain terms of the merger agreement; or

•	terminate the merger agreement and enter into an agreement with respect to a superior proposal, so long as Innotrac complies with certain terms of the merger agreement, including paying a termination fee of $1.6 million and reimbursing GSI for up to $1.0 million of its expenses incurred in connection with the merger.

The merger agreement may be terminated in a limited number of circumstances. (see page 90)

The merger agreement may be terminated in a limited number of circumstances, including, among others, the following:

•	by mutual written consent of GSI and Innotrac;

•	by either GSI or Innotrac if:

•	a court or other governmental body issues a final and nonappealable order, decree or ruling, or takes any other final and nonappealable action, having the effect of permanently restraining, enjoining or otherwise prohibiting the merger or making consummation of the merger illegal;

•	the merger is not consummated by June 30, 2009; so long as the failure to complete the merger is not the result of the terminating party’s failure to fulfill any obligation under the merger agreement;

•	the Innotrac special meeting is held and Innotrac fails to obtain shareholder approval of the merger agreement at the special meeting; or

•	the GSI Average Price is less than $11.12; provided that if this termination right is exercised by Innotrac, GSI may, at its election, avoid termination of the merger agreement by giving notice that it will pay the stock component of the merger consideration in stock and/or cash with a value of $25.6 million in the aggregate;

•	by GSI if:

•	a triggering event (as defined in the merger agreement and described on page 91 of this proxy statement/prospectus) has occurred;

•	subject to a 10 business day cure period, Innotrac has breached any of its representations or warranties contained in the merger agreement, such that the applicable conditions to closing would not be satisfied; or

•	subject to a 10 business day cure period, Innotrac has not performed and complied, in all material respects, with each material covenant or agreement contained in the merger agreement and required to be performed or complied with by it; or

•	by Innotrac if:

•	subject to a 10 business day cure period, GSI has breached any of its representations or warranties contained in the merger agreement, such that the applicable conditions to closing would not be satisfied;

•	subject to a 10 business day cure period, GSI has not complied, in all material respects, with its covenants contained in the merger agreement, except where such noncompliance does not have a material adverse effect on the ability of GSI to consummate the merger; or

•	Innotrac intends to enter into an agreement with respect to a superior proposal, if in the good faith opinion of Innotrac’s board of directors the failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of Innotrac’s board of directors to its shareholders under applicable law, provided that Innotrac has complied with certain notice and other provisions in the merger agreement.

The merger agreement requires Innotrac to pay GSI a termination fee and reimburse GSI for its expenses in specified circumstances. (see page 92)

Upon termination of the merger agreement under specified circumstances, Innotrac will be required to pay GSI a termination fee of $1.6 million and/or reimburse GSI for up to $1.0 million of its expenses incurred in connection with the merger.

Holders of GSI common stock have different rights than holders of Innotrac common stock. (see page 121)

The conversion of your shares of Innotrac common stock into the right to receive shares of GSI common stock in the merger will result in differences between your rights as an Innotrac shareholder, which are governed by the Georgia Business Corporation Code and Innotrac’s articles of incorporation and bylaws, and your rights as a GSI stockholder, which are governed by the Delaware General Corporation Law and GSI’s certificate of incorporation and bylaws.

Regulatory approvals are not expected to be required in connection with the merger.

There are no regulatory approvals that are expected to be required in order for the merger to be completed.

For accounting purposes, GSI and Innotrac will be treated as if the combination occurs on the closing date of the merger. (see page 99)

Following the completion of the merger, GSI will include the fair value of the assets and liabilities of Innotrac in GSI’s consolidated balance sheet and will include the income of Innotrac after the closing date in GSI’s consolidated statement of income.

Approval of the Merger Agreement

The merger cannot be completed unless the shareholders of Innotrac vote to approve the merger agreement. The affirmative vote of a majority of the shares of Innotrac common stock outstanding on the record date and entitled to vote on the proposal to approve the merger agreement is required to approve the merger agreement. On [ • ], 2008, the record date, there were [ • ] shares of Innotrac common stock outstanding, each of which will be entitled to one vote on the proposal to approve the merger agreement.

As of October 2, 2008, Innotrac’s directors and executive officers as a group beneficially owned, and had the right to vote, in the aggregate, approximately 46% of the shares of Innotrac’s common stock outstanding on that date. Such directors and executive officers have indicated that they intend to vote to approve the merger agreement, although, other than Mr. Dorfman and his wife, they are not obligated to do so.

In connection with the merger, Mr. Dorfman and his wife, who beneficially own and have the right to vote, in the aggregate, 5,411,669 shares of Innotrac common stock, constituting approximately 43% of the Innotrac common stock outstanding on October 2, 2008, have entered into a voting agreement with GSI in which they have agreed to vote their Innotrac shares in favor of the merger and the merger agreement and support actions necessary to consummate the merger.

In addition, the IPOF Fund, which holds approximately 34% of the outstanding Innotrac common stock, has previously agreed with Innotrac to vote all shares held by it in excess of 15% of Innotrac’s outstanding common stock (i.e., approximately 19% of the outstanding Innotrac shares) in proportion to the votes cast by all other Innotrac shareholders.

Accordingly, we expect that the votes cast by Mr. Dorfman, his wife and the IPOF Fund will be sufficient to approve the merger.

The Innotrac board unanimously recommends that Innotrac shareholders vote “FOR” approval of the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

Reasons for the Merger

Innotrac (see page 61)

The Innotrac board believes that the merger with GSI is advisable, fair to and in the best interest of the Innotrac shareholders, due to, among other things:

•	the risks associated with remaining a stand-alone public company;

•	the expected loss of Innotrac’s long-time largest client;

•	ongoing litigation related to the IPOF Fund;

•	the financial analysis of Houlihan Lokey that was reviewed and discussed with the Innotrac board, as well as the oral opinion of Houlihan Lokey delivered to the Innotrac board on October 5, 2008 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated the same date) with respect to the fairness, from a financial point of view, of the per share merger consideration to be received by holders of Innotrac common stock, other than Mr. Dorfman, in the proposed merger pursuant to the merger agreement;

•	the fact that the value of the per share merger consideration (assuming the GSI Average Price is in the range of $13.03 to $20.85, inclusive) represents a premium over the recent historical prices of Innotrac common stock;

•	the unavailability of the public trading market as a source of meaningful liquidity for Innotrac’s shareholders;

•	the uncertain current economic conditions;

•	the fact that no other entity expressed serious interest in acquiring Innotrac;

•	the strategic fit of GSI with Innotrac; and

•	the terms of the merger agreement.

GSI (see page 64)

The GSI board and the Financing and Acquisitions Committee of the GSI board believe the merger will be beneficial to GSI because, among other reasons:

•	the merger will expand GSI’s fulfillment center and customer care capacities;

•	GSI will obtain Innotrac’s clients and will have the potential to expand these relationships to include other GSI services, if possible; and

•	the merger will allow GSI to begin its regional distribution strategy earlier than anticipated, which will enable GSI’s clients to deliver packages to their customers more quickly while saving money on delivery costs.

The Companies

GSI Commerce, Inc.
935 First Avenue
King of Prussia, PA 19406
Telephone: (610) 491-7000

GSI, a Delaware corporation, is a leading provider of services for e-commerce, multichannel retailing and interactive marketing to large, business-to-consumer (b2c) enterprises. For e-commerce and multichannel retailing, GSI delivers customized solutions to clients through an integrated e-commerce platform, which is comprised of three components: technology, fulfillment and customer care. GSI offers each of the platform’s components on a modular basis, or as part of an integrated, end-to-end solution. For interactive marketing, GSI offers a full suite of online marketing, advertising, e-mail and design services.

GSI’s clients include: Aeropostale® , American Eagle Outfitters® , Avis® , BMG Music Service® , Bath & Body Works® , British Airways® , CBS® , Christopher & Banks® , Dick’s Sporting Goods® , Estee Lauder® , Major League Baseball® , the NFL® , Reuters® , RalphLauren.com® , Sports Authority® , The TJX® Companies, Toys “R” Us® and Warnaco® .

GSI’s fiscal year ends on the Saturday nearest the last day of December. Accordingly, references in this proxy statement/prospectus or in documents incorporated by reference herein to GSI’s fiscal 2003, fiscal 2004, fiscal 2005, fiscal 2006, fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010, fiscal 2011 and fiscal 2012 refer to the years ended January 3, 2004, January 1, 2005, December 31, 2005, December 30, 2006 and December 29, 2007 and the fiscal years ending January 3, 2009, January 2, 2010, January 1, 2011, December 31, 2011 and December 29, 2012.

Innotrac Corporation
6655 Sugarloaf Parkway
Duluth, Georgia 30097
(678) 584-4000

Innotrac, a Georgia corporation, provides full-service fulfillment, logistics and call center services to large corporations that outsource these functions.

Founded in 1984, Innotrac utilizes sophisticated order processing and warehouse management technology and operates eight fulfillment centers and two call centers in seven cities spanning all time zones across the continental United States. In order to perform fulfillment, logistics and call center functions in-house, a company may be required to develop expensive, labor-intensive infrastructures, which may divert its resources and management’s focus from its principal or core business. By assuming responsibility for these tasks, Innotrac strives to improve the quality of the non-core operations of its clients and to reduce their overall operating costs.

Recent Developments

GSI Earnings Release

On October 22, 2008, GSI reported preliminary unaudited financial results for its fiscal 2008 third quarter ended September 27, 2008. To review such financial results see “Financial Data from GSI’s Third Quarter Earnings Release” on page 129.

Selected Historical Financial Data of GSI Commerce, Inc.

(In thousands, except for per share amounts)

The following tables present portions of GSI’s financial statements and are not complete. The financial data has been derived from the unaudited financial statements filed as part of GSI’s Quarterly Report on Form 10-Q for the six months ended June 28, 2008 and the audited financial statements filed as part of GSI’s Annual Reports on Form 10-K. The unaudited financial statements for the six months ended June 30, 2007 and June 28, 2008 and the audited financial statements for the fiscal years ended December 31, 2005 through December 29, 2007 should be read in conjunction with the financial statements and the related notes and other financial information contained in the Form 10-Q for the six months ended June 28, 2008, the Annual Report on Form 10-K for the fiscal year ended December 29, 2007, and the Current Report on Form 8-K dated November 4, 2008, each of which is incorporated by reference into this proxy statement/prospectus. More comprehensive financial information, including management’s discussion and analysis of financial condition and results of operations, is contained in other documents filed by GSI with the SEC, and the following summary is qualified in its entirety by reference to such other documents and all of the financial information and notes contained in those documents. See “Where You Can Find More Information.”

	Fiscal Year Ended					Six Months Ended
	January 3,	January 1,	December 31,	December 30,	December 29,	June 30,	June 28,
	2004	2005	2005	2006	2007	2007	2008

STATEMENT OF OPERATIONS DATA:
Revenues:
Net revenues from product sales	$216,510	$274,988	$355,374	$461,183	$512,194	$197,754	$230,175
Service fee revenues	25,409	60,116	85,018	148,370	237,763	79,793	158,577

Net revenues	241,919	335,104	440,392	609,553	749,957	277,547	388,752
Total costs and expenses	254,983	335,505	437,514	599,906	745,015	291,308	423,785

Income (loss) from operations	(13,064)	(401)	2,878	9,647	4,942	(13,761)	(35,033)
Total other (income) expense	(1,177)	(64)	(142)	(58)	1,990	(1,893)	3,670

Income (loss) before income taxes	(11,887)	(337)	3,020	9,705	2,952	(11,868)	(38,703)
Provision (benefit) for income taxes(1)	—	—	321	(43,728)	(87)	(4,490)	(10,178)

Net income (loss) before cumulative effect of change in accounting principle	(11,887)	(337)	2,699	53,433	3,039	(7,378)	(28,525)
Cumulative effect of change in accounting principle	—	—	—	268	—	—	—

Net income (loss)	$(11,887)	$(337)	$2,699	$53,701	$3,039	$(7,378)	$(28,525)

Basic earnings (loss) per share:
Prior to cumulative effect of change in accounting principle	$(0.30)	$(0.01)	$0.06	$1.18	$0.07	$(0.16)	$(0.61)

Net income (loss) per share	$(0.30)	$(0.01)	$0.06	$1.19	$0.07	$(0.16)	$(0.61)

Diluted earnings (loss) per share:
Prior to cumulative effect of change in accounting principle	$(0.30)	$(0.01)	$0.06	$1.09	$0.06	$(0.16)	$(0.61)

Net income (loss) per share(2)	$(0.30)	$(0.01)	$0.06	$1.10	$0.06	$(0.16)	$(0.61)

BALANCE SHEET DATA:
Total assets	$175,583	$231,823	$332,646	$463,557	$693,640	$420,206	$651,930
Total long-term liabilities	—	13,564	70,594	74,257	240,379	84,869	269,845
Working capital	36,506	30,106	109,804	125,172	165,822	108,092	25,399
Stockholders’ equity	111,586	118,053	153,173	227,707	249,421	227,584	228,731

(1)	Included in fiscal 2006 was a $44,400 non-cash income tax benefit. For additional information, see Note 11, Income Taxes, to GSI’s consolidated financial statements included in Item 15, Exhibits, Financial Statement Schedules, of GSI’s Annual Report on Form 10-K for the year ended December 29, 2007, as updated by GSI’s Current Report on Form 8-K filed on November 4, 2008.

(2)	For additional information on the diluted earnings (loss) per share calculation, see Note 12, Earnings Per Share, to GSI’s consolidated financial statements included in Item 15, Exhibits, Financial Statement Schedules, of GSI’s Annual Report on Form 10-K for the year ended December 29, 2007, as updated by GSI’s Current Report on Form 8-K filed on November 4, 2008.

Selected Financial Data of Innotrac Corporation

(In thousands, except for per share amounts)

The following table sets forth selected financial data for Innotrac. The selected historical statements of operations data for each of the years ended December 31, 2007 and 2006, and the selected historical balance sheet data as of December 31, 2007 and 2006, have been derived from Innotrac’s audited financial statements included in this proxy statement/prospectus. The selected historical statements of operations data for each of the years ended December 31, 2005, 2004 and 2003, and the selected historical balance sheet data as of December 31, 2005, 2004 and 2003, have been derived from Innotrac’s audited financial statements not included in this proxy statement/prospectus. The selected historical statements of operations data for each of the six months ended June 30, 2008 and 2007, and the selected historical balance sheet data as of June 30, 2008, have been derived from Innotrac’s unaudited financial statements included in this proxy statement/prospectus. The selected historical balance sheet data as of June 30, 2007 have been derived from Innotrac’s unaudited financial statements not included in this proxy statement/prospectus. Innotrac’s audited and unaudited financial statements not included in this proxy statement/prospectus are available from Innotrac’s annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the SEC, respectively. See “Where You Can Find More Information.” This information should be read in conjunction with “Information Concerning Innotrac — Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Innotrac’s audited and unaudited financial statements included elsewhere in this proxy statement/prospectus.

This proxy statement/prospectus does not include or incorporate by reference historical audited financial statements and related pro forma financial information of the fulfillment and reverse logistics business of ClientLogic Corporation, a business Innotrac acquired in October 2006. See “Information Concerning Innotrac — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Omission of ClientLogic Financial Statements” in this proxy statement/prospectus for further information.

	Year Ended					Six Months Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	June 30,	June 30,
	2003	2004	2005	2006	2007	2007	2008

STATEMENT OF OPERATIONS DATA:
Service revenue	$64,090	$67,272	$62,273	$69,318	$97,215	$44,649	$48,888
Freight revenue	10,650	11,050	11,619	13,025	24,601	11,180	13,351
Cost of revenues	25,811	27,847	26,398	32,980	47,723	20,716	22,657
Freight expense	9,346	10,078	11,258	12,814	24,299	11,030	13,265
Selling, general and administrative	34,873	34,579	34,978	37,409	43,299	21,901	21,662
Bad debt expense	1,571	221	1,248	54	43	—	—
Special (credits) charges	(30)	—	—	—	—	—	—
Depreciation and amortization	5,622	5,202	4,524	3, 919	4,957	2,602	2,072

Total operating expenses	77,193	77,927	78,406	87,176	120,321	56,249	59,656

Operating income (loss)	(2,453)	395	(4,514)	(4,833)	1,495	(420)	2,583

Interest expense (income) , net	741	285	154	429	783	329	726
Other expense (income)	15	—	—	—	—	—	—

Total other expense (income)	756	285	154	429	783	329	726

Income (loss) before income taxes	(3,209)	110	(4,668)	(5,262)	712	(749)	1,857
Income tax (provision) benefit	(8,772)	—	—	—	—	—	—

Net income (loss)	$(11,981)	$110	$(4,668)	$(5,262)	712	(749)	1,857

Net income (loss) per share-basic	$(1.04)	$0.01	$(0.38)	$(0.43)	$0.06	$(0.06)	$0.15
Net income (loss) per share-diluted	$(1.04)	$0.01	$(0.38)	$(0.43)	$0.06	$(0.06)	$0.15
Common Stock Information:
Average number of common shares outstanding-basic	11,542	11,865	12,196	12,281	12,301	12,281	12,320
Book value per common share(1)	$4.25	$4.23	$3.84	$3.42	$3.49	$3.37	$3.57

	Year Ended					Six Months Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	June 30,	June 30,
	2003	2004	2005	2006	2007	2007	2008

BALANCE SHEET DATA:
Current assets	$29,721	$24,430	$20,872	$26,770	$30,868	$23,142	$24,101
Current liabilities	20,117	11,716	9,743	27,930	30,926	25,100	21,514
Property and equipment, net	14,750	12,499	10,754	17,836	17,702	18,024	17,045
Total assets	70,962	63,373	57,972	71,540	74,931	67,775	67,420
Long-term obligations	1,083	1,098	1,038	1,576	993	1,229	954
Total liabilities	21,200	12,814	10,781	29,506	31,919	26,329	22,468
Total shareholders’ equity	$49,762	$50,559	$47,191	$42,034	$43,012	$41,446	$44,952

(1)	Book value per common share is calculated by dividing total shareholders’ equity at period end by the number of common shares outstanding at year end.

Selected Unaudited Pro Forma Combined Financial Data

(In thousands, except for per share amounts)

The following table presents selected unaudited pro forma combined financial information about GSI’s consolidated balance sheet and statement of operations, after giving effect to the acquisitions of Innotrac, e-Dialog, Inc., referred to as “e-Dialog,” and Accretive Commerce, Inc., referred to as “Accretive.” The information under “Selected Unaudited Pro Forma Combined Statement of Operations Data” in the table below gives effect to the acquisitions as if they had been completed on December 31, 2006, the first day of GSI’s fiscal 2007. The information under “Selected Unaudited Pro Forma Combined Balance Sheet Data” in the table below assumes the acquisition of Innotrac was completed on June 28, 2008.

In addition, the unaudited pro forma combined financial data includes adjustments, which are preliminary and may be revised. The unaudited pro forma combined financial data is presented for illustrative purposes only and does not necessarily indicate the combined results of operations or financial position that might have been achieved for the dates or periods indicated, nor is it necessarily indicative of the results of operations or financial position that may occur in the future.

The information presented below should be read together with the historical consolidated financial statements of GSI, Innotrac, e-Dialog and Accretive, including the related notes, and other unaudited pro forma financial information including the related notes, appearing elsewhere in this document. See “Where You Can Find More Information” beginning on page 44 and “Unaudited Pro Forma Combined Financial Information” beginning on page 132.

	Fiscal Year	Six Months
	Ended	Ended
	December 29, 2007	June 28, 2008

SELECTED UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS DATA:
Revenues:
Net revenues from product sales	$544,809	$243,526
Service fee revenues	419,550	212,436

Net revenues	964,359	455,962
Total costs and expenses	965,228	490,479

Income (loss) from operations	(869)	(34,517)
Total other expense	15,803	5,366

Loss before income taxes	(16,672)	(39,883)
Benefit for income taxes	(12,321)	(11,534)

Net loss	$(4,351)	$(28,349)

Earnings per share — basic and diluted	$(0.09)	$(0.58)

Weighted average shares outstanding — basic and diluted	48,582	49,293

SELECTED UNAUDITED PRO FORMA COMBINED BALANCE SHEET DATA:
Total assets		$704,398
Total long-term liabilities		270,799
Working capital		5,986
Stockholders’ equity		258,731

Market Price Information

GSI common stock is traded on the Nasdaq Global Select Market under the symbol “GSIC.” Innotrac common stock is traded on the Nasdaq Global Market under the symbol “INOC.”

The following tables set forth, for the periods indicated, the high and low sale prices of GSI common stock and Innotrac common stock as reported on Nasdaq.

	High	Low

GSI
Fiscal 2006:
First Quarter	$17.59	$13.60
Second Quarter	18.23	12.71
Third Quarter	15.37	10.67
Fourth Quarter	19.52	14.47
Fiscal 2007:
First Quarter	23.25	16.09
Second Quarter	24.75	19.85
Third Quarter	27.38	19.65
Fourth Quarter	29.27	19.06
Fiscal 2008:
First Quarter	19.75	9.54
Second Quarter	16.63	10.91
Third Quarter	18.24	11.15
Fourth Quarter (through October 28, 2008)	15.81	8.00
Innotrac
Fiscal 2006:
First Quarter	$5.72	$3.01
Second Quarter	3.92	1.79
Third Quarter	5.14	1.94
Fourth Quarter	5.64	2.00
Fiscal 2007:
First Quarter	2.70	1.92
Second Quarter	3.52	2.15
Third Quarter	2.80	1.34
Fourth Quarter	4.33	2.05
Fiscal 2008:
First Quarter	4.11	2.71
Second Quarter	4.25	2.72
Third Quarter	4.35	2.42
Fourth Quarter (through October 28, 2008)	4.29	2.39

On October 3, 2008, the last full trading day prior to the public announcement of the merger, the reported high sale price on the Nasdaq Global Select Market of GSI common stock was $15.31 and the reported low sale price was $13.94. On October 3, 2008, the reported high sale price of Innotrac common stock on the Nasdaq Global Market was $4.29 and the reported low sale price was $3.90. On [ • ], the most recent date for which prices were available prior to the printing of this document, the reported high sale price on the Nasdaq Global Select Market of GSI common stock was $[ • ] and the reported low sale price was $[ • ]. On [ • ], the reported high sale price of Innotrac common stock on the Nasdaq Global Market was $[ • ] and the reported low sale price was $[ • ]. The approximate number of record holders of Innotrac common stock as of [ • ], the record date for the Innotrac special meeting, was [ • ].

The following table sets forth the closing sale price per share of GSI common stock and Innotrac common stock as reported on Nasdaq and the equivalent per share value of Innotrac common stock on October 3, 2008, the last trading day preceding the public announcement of the merger, and on [ • ], the most recent date for which prices were available prior to printing this document:

	GSI	Innotrac	Equivalent Innotrac
	Common Stock	Common Stock	per Share Value

October 3, 2008	$13.96	$3.95	$4.03
[ • ]	$ [ • ]	$ [ • ]	$ [ • ]

The equivalent per share value of each share of Innotrac common stock, which is the value of the GSI common stock and cash which Innotrac shareholders would receive for each share of Innotrac common stock exchanged in the merger, was calculated by multiplying the closing sale price per share of GSI common stock reflected in the table by the anticipated applicable stock consideration exchange ratio and adding the anticipated cash consideration per share of Innotrac common stock of approximately $1.70. For purposes of determining the equivalent per share value and the applicable stock consideration exchange ratio, we have assumed that

•	there are 12,600,759 outstanding shares of Innotrac common stock and 305,583 outstanding in-the-money Innotrac options, and

•	the GSI Average Price is equal to the closing sale price on October 3, 2008, and on [ • ].

Accordingly, the equivalent per share value of Innotrac common stock (i) on October 3, 2008, was determined by multiplying $13.96 by the anticipated applicable stock consideration exchange ratio of 0.1665 and adding $1.70, and (ii) on [ • ] , was determined by multiplying $[ • ] by the anticipated applicable stock consideration exchange ratio of [ • ] and adding $1.70.

Because the stock consideration exchange ratio will be based on the price of GSI common stock during a measurement period prior to the special meeting of Innotrac’s shareholders, the actual stock consideration exchange ratio may be more or less than the stock consideration exchange ratios utilized in the table. In addition, the cash amount to be received is also subject to adjustment under certain circumstances. See page 76 of this proxy statement/prospectus.

Innotrac shareholders are urged to obtain a current market quotation for GSI common stock. No assurance can be given as to the future prices of, or markets for, GSI common stock.

Dividend Policies

GSI has never declared or paid a cash dividend on its common stock. GSI currently intends to retain any future earnings to fund its growth and, therefore, does not anticipate declaring or paying any cash dividends on its common stock for the foreseeable future. In addition, the terms of GSI’s secured revolving credit facility prohibit GSI from declaring or paying dividends on GSI common stock.

Historically, Innotrac has not paid dividends. The terms of Innotrac’s revolving credit facility restrict Innotrac from declaring or paying dividends on Innotrac common stock. In addition, the merger agreement restricts Innotrac from paying any dividends without the consent of GSI prior to the completion of the merger or termination of the merger agreement.

Comparative Per Share Data

(Unaudited)

The historical per share earnings and book value per share of GSI and Innotrac, and pro forma information shown in the table below are derived from their audited consolidated financial statements as of and for the fiscal year ended December 29, 2007 for GSI and December 31, 2007 for Innotrac, and their unaudited financial statements for the six months ended June 28, 2008 for GSI and June 30, 2008 for Innotrac. The pro forma combined basic and diluted earnings (loss) per share give effect to the merger using the purchase method of accounting as if the merger had been completed on December 31, 2006, the first day of GSI’s fiscal 2007. You should read this information in conjunction with the historical financial information of GSI and of Innotrac included or incorporated elsewhere in this proxy statement/prospectus, including GSI’s and Innotrac’s financial statements and related notes. The pro forma data is not necessarily indicative of actual results had the merger occurred during the periods indicated. The pro forma data is not necessarily indicative of future operations of the combined entity.

	GSI Historical
	Fiscal Year Ended	Six Months Ended
	December 29,	June 28,
	2007	2008

Basic earnings (loss) per share	$0.07	$(0.61)
Diluted earnings (loss) per share	0.06	(0.61)
Book value per share	5.32	4.82

	Innotrac Historical
	Fiscal Year Ended	Six Months Ended
	December 31,	June 30,
	2007	2008

Basic earnings per share	$0.06	$0.15
Diluted earnings per share	0.06	0.15
Book value per share	3.49	3.65

	Pro Forma Combined
	Fiscal Year Ended	Six Months Ended
	December 29,	June 28,
	2007(1)	2008(2)

Basic earnings (loss) per share	$(0.09)	$(0.58)
Equivalent pro forma for one Innotrac common share(3) — basic earnings	[ • ]	[ • ]
Diluted earnings (loss) per share	(0.09)	(0.58)
Equivalent pro forma for one Innotrac common share(3) — diluted earnings	[ • ]	[ • ]
Book value per share	N/A	5.22
Equivalent pro forma for one Innotrac common share(3) — book value	N/A	[ • ]

(1)	Innotrac’s net income for December 30 and December 31, 2007 were not material.

(2)	Innotrac’s net income for June 29 and June 30, 2008 were not material.

(3)	The pro forma equivalent was calculated by multiplying the pro forma combined data by the exchange ratio of [ • ] shares of GSI common stock for each Innotrac common share. The exchange ratio will fluctuate with the market price of GSI common stock. The exchange ratio of [ • ] was calculated using [ • ], the closing price of GSI’s common stock as reported on the Nasdaq on [ • ], the most recent date for which prices were available prior to printing this document.

Risk Factors

Your vote in favor of the merger constitutes a decision to invest in GSI common stock. In considering whether to approve the merger you should consider carefully the risks we have described below and the information about GSI incorporated by reference or included elsewhere in this proxy statement/prospectus.

Risks Related to the Merger

Changes in the market value of GSI common stock may adversely affect the value of consideration that Innotrac shareholders receive for their stock.

If the GSI Average Price is greater than or equal to $13.03 and less than or equal to $20.85, then the merger agreement provides that the aggregate number of shares of GSI common stock to be issued in the merger shall be equal to the number of GSI shares obtained by dividing $30.0 million by the GSI Average Price. Consequently, if the GSI Average Price is within the range of $13.03 to $20.85, inclusive, the dollar value of the consideration to be received by Innotrac shareholders is fixed, with the aggregate number of shares to be received by Innotrac shareholders adjusting to keep the $30.0 million value of the stock component of the merger consideration constant.

To illustrate, if the GSI Average Price is $14.00, Innotrac shareholders will receive approximately $1.70 in cash and approximately 0.1660 of a share of GSI stock for every share of Innotrac common stock held, for total consideration value of approximately $4.03 per share of Innotrac common stock (valuing the GSI stock based on the GSI Average Price). If the GSI Average Price is $20.00, Innotrac shareholders will receive approximately $1.70 in cash and approximately 0.1162 of a share of GSI stock for every share of Innotrac common stock held, also for total consideration value of approximately $4.03 per share of Innotrac common stock (valuing the GSI stock based on the GSI Average Price). GSI can opt to pay some or all of the stock component of the consideration in cash in lieu of GSI shares, as described below.

However, if the GSI Average Price is less than $13.03 per share, then the aggregate number of GSI shares to be received by Innotrac shareholders will remain fixed at 2,302,379, which equals approximately 0.1784 of a share of GSI stock for each share of Innotrac common stock. In such event, the total value of the consideration to be received by Innotrac shareholders will be less than approximately $4.03. For instance, if the GSI Average Price is $12.00, Innotrac shareholders will receive approximately $1.70 in cash and approximately 0.1784 of a share of GSI stock for every share of Innotrac stock held, for total consideration value of approximately $3.85 per share of Innotrac common stock.

At a GSI Average Price of $11.12, Innotrac shareholders will receive approximately $1.70 in cash and approximately 0.1784 of a share of GSI stock for every share of Innotrac stock held, for total consideration value of approximately $3.69 per share of Innotrac common stock. If the GSI Average Price declines to less than $11.12 per share, either GSI or Innotrac may terminate the merger agreement. However, even if Innotrac provides notice that it intends to terminate the merger because the GSI Average Price has declined below $11.12, GSI has the option in that case to nevertheless obligate Innotrac to close by paying the stock portion of the merger consideration in stock and/or cash with a value of $25.6 million in the aggregate. In this event, Innotrac shareholders would continue to receive no less than $3.69 in approximate total consideration value per share of Innotrac stock.

If the GSI Average Price declines to below $11.12, and neither Innotrac nor GSI opt to terminate the merger agreement, Innotrac shareholders will receive less than $3.69 in approximate total consideration value per share of Innotrac stock. For instance, if the GSI Average Price was $9.00, and neither Innotrac nor GSI terminated the merger agreement, Innotrac shareholders would receive approximately $1.70 in cash and approximately 0.1784 of a share of GSI stock for each share of Innotrac common stock held, for total consideration value of approximately $3.31.

Stock price variations can be the result of changes in the business, operations or prospects of GSI, general market and economic conditions, regulatory considerations and other factors which are beyond the control of GSI and Innotrac.

The illustrations above are calculated based on 12,600,759 outstanding shares of Innotrac common stock and 305,583 outstanding in-the-money Innotrac options as of October 2, 2008. Some of the above calculations of the value of the stock component of the consideration to be received by Innotrac shareholders are based on the GSI Average Price. Because the GSI Average Price is the 20 trading day average ending on (and including) the third trading day preceding the special meeting of Innotrac’s shareholders, the market value of GSI common stock on the closing day or on the day certificates representing GSI stock are received by an Innotrac shareholder may be more than or less than such value. See page 78 of this proxy statement/prospectus for a comprehensive list of merger consideration values that result from using various GSI Average Price assumptions.

Because GSI may opt to pay all or a portion of the stock portion of the merger consideration in cash, the number of GSI shares Innotrac shareholders will receive may vary depending on GSI’s determination to exercise such option. Moreover, if the GSI Average Price rises above $20.85, and GSI opts to pay some or all of the stock portion of the merger consideration in cash, the total value of the merger consideration received by Innotrac shareholders will be less than if GSI did not so elect. Innotrac shareholders may not know at the time of the shareholder meeting whether GSI will elect to pay any of the stock portion of the merger consideration in cash.

GSI may opt to pay all or a portion of the stock portion of the merger consideration in cash — consequently, the number of shares of GSI stock received by Innotrac shareholders in the merger cannot be assured.

In addition, if the GSI Average Price is above $20.85, GSI’s election to pay some or all of the stock portion of the merger consideration in cash will have the effect of reducing the overall value of merger consideration Innotrac shareholders would otherwise receive in the merger. This result is because the merger agreement provides that, if GSI opts to pay some or all of the stock portion of the merger consideration in cash, the amount of cash to be delivered to Innotrac shareholders in lieu of GSI shares if the GSI Average Price is greater than or equal to $13.03 will be $30.0 million multiplied by the percentage of the stock portion of the merger consideration GSI elects to pay in cash. This election has no effect on the value of the merger consideration if the GSI Average Price is within the range of $13.03 to $20.85, inclusive, where the total value of the merger consideration is fixed, but does affect the value of the merger consideration delivered to Innotrac shareholders where the GSI Average Price exceeds this range.

For example, if the GSI Average Price is $22.00 per share, and GSI does not elect to pay any of the stock portion of the merger consideration in cash, Innotrac shareholders would receive approximately $1.70 in cash and approximately 0.1115 of a share of GSI stock for every share of Innotrac stock held, for total consideration value of approximately $4.16 per share of Innotrac common stock. However, if GSI elects to pay 50.0% of the stock portion of the merger consideration in cash, Innotrac shareholders will receive approximately $2.87 in cash and approximately 0.0557 of a share of GSI stock for every share of Innotrac stock held, for total consideration value of approximately $4.10. If GSI were to elect to pay 100% of the stock consideration in cash in this situation, Innotrac shareholders would receive approximately $4.03 in cash for each share of Innotrac held.

Moreover, GSI can elect to deliver cash instead of stock after the shareholders vote on the merger but prior to closing of the merger — consequently, Innotrac shareholders may not know at the shareholder meeting whether GSI will exercise such option.

The illustrations above are calculated based on 12,600,759 outstanding shares of Innotrac common stock and 305,583 outstanding in-the-money Innotrac options as of October 2, 2008. The illustrations also assume that the actual price of GSI common stock at the effective time of the merger equals the GSI Average Price, which likely will not be the case.

The price of GSI common stock at the effective time of the merger may vary from the GSI Average Price and from the price on the date the merger was announced, the date the merger agreement was executed, the date of this proxy statement/prospectus and the date of the special meeting.

GSI and Innotrac are working to complete the merger as quickly as possible. However, the time period between the execution of the merger agreement and the completion of the merger will depend upon the satisfaction or waiver of the other conditions described in this proxy statement/prospectus, and there is currently no way to predict with certainty how long it will take to meet these requirements. Because the date when the merger is completed will be later than the date of the special meeting, Innotrac shareholders will not know the exact value of the GSI common stock that will be issued in the merger at the time they vote on the merger proposal.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses and share prices of GSI and Innotrac, which could have an adverse effect on their business, financial results and share prices.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of GSI and Innotrac. For example, the attention of management of each of GSI and Innotrac may be directed toward the completion of the merger, and not their ongoing businesses.

Failure to complete the merger could harm the market price of Innotrac’s common stock and Innotrac’s future business operations.

If the merger is not completed, Innotrac may be subject to the following risks:

•	the price of Innotrac’s common stock may decline to the extent that the current market price of Innotrac common stock reflects a market assumption that the merger will be completed;

•	if the merger agreement is terminated and the Innotrac board elects to seek another merger or business combination, Innotrac may not be able to find a partner willing to pay an equivalent or more attractive price than that which would be paid in the merger;

•	Innotrac’s costs related to the merger, such as legal, accounting and certain financial advisory fees, must be paid even if the merger is not completed;

•	failure to complete the merger could have an adverse effect on Innotrac’s relationships with its employees, customers and other business partners; and

•	if the merger agreement is terminated under certain circumstances, Innotrac will be required to pay GSI a termination fee of $1.6 million and/or reimburse GSI for up to $1.0 million of its expenses incurred in connection with the merger.

The directors and executive officers of Innotrac may have interests that could have affected their decision to support or approve the GSI merger transaction.

Some of the directors and executive officers of Innotrac have interests in the merger that differ from, or are in addition to, their interests as shareholders of Innotrac, generally. These interests include employment arrangements, the treatment of stock options and restricted stock awards held by directors and executive officers following the merger and rights to indemnification following the merger. Although the members of the Innotrac board knew about these additional interests and considered them when they approved and adopted the merger agreement and the merger, you should understand that some of the directors and executive officers of Innotrac will receive benefits or other payments in connection with the merger that you will not receive.

If Innotrac shareholders who receive GSI common stock in the proposed merger sell their stock immediately, it could cause a decline in the market price of GSI common stock.

All of the shares of GSI common stock to be issued in the proposed merger will be registered with the SEC and therefore will be immediately available for resale in the public market, except that shares issued in the merger to shareholders who become affiliates of GSI after the merger will be subject to certain restrictions on transferability. At the present time, we anticipate that no Innotrac affiliates will be deemed affiliates of GSI after the merger. As a result of future sales of such common stock, or the perception that these sales could occur, the market price of GSI common stock may decline and could decline significantly before or at the time the merger is completed or immediately thereafter. If this occurs, or if other holders of GSI common stock sell significant amounts of GSI common stock immediately after the merger is completed, it is likely that these sales would cause a decline in the market price of GSI common stock.

If GSI is not able to integrate Innotrac’s operations into its business in a timely manner, the anticipated benefits of the merger may not be realized in a timely fashion, or at all, and GSI’s existing business may be adversely affected.

The success of the merger will depend, in part, on GSI’s ability to realize the anticipated growth opportunities and synergies of combining with Innotrac and to effectively utilize the added fulfillment and customer care capacity GSI will have following the merger. The merger involves risks related to the integration and management of operations and personnel. The integration of Innotrac’s business will be a complex, time-consuming and potentially expensive process and may disrupt GSI’s business if not completed in a timely and efficient manner. Some of the difficulties that may be encountered by the combined company include:

•	integration of administrative, financial and information technology efforts and resources;

•	maintenance of client relationships;

•	the diversion of management’s attention from other ongoing business concerns; and

•	potential conflicts between business cultures.

If GSI’s management focuses too much time, money and effort to integrate Innotrac’s operations and assets with the operations and assets of GSI, they may not be able to execute GSI’s overall business strategy or realize the anticipated benefits of the merger.

Charges to earnings resulting from the application of the purchase method of accounting might adversely affect the market value of GSI common stock following the merger.

In accordance with generally accepted accounting principles in the United States, referred to as “GAAP,” the merger will be accounted for using the purchase method of accounting, which will result in charges to earnings that could have an adverse impact on the market value of GSI common stock following completion of the merger. Under the purchase method of accounting, the total estimated purchase price will be allocated to Innotrac’s net tangible assets and identifiable intangible assets based on their fair values as of the date of completion of the merger. Any excess of the purchase price over those fair values will be recorded as goodwill. The combined company will incur additional amortization expense based on the identifiable amortizable intangible assets acquired pursuant to the merger agreement and their relative useful lives. Additionally, to the extent the value of goodwill or identifiable intangible assets or other long-lived assets become impaired, the combined company will be required to incur charges, which could be material, relating to the impairment. These amortization and potential impairment charges could have a material impact on the combined company’s results of operations. Changes in GSI’s results of operations, including as a result of this incremental expense and the recognition of less goodwill, could adversely affect the trading price of GSI common stock.

The determination of the estimated purchase price will depend upon whether the merger closes in fiscal 2008, in which case SFAS 141 “Business Combinations,” referred to as “SFAS 141,” will apply, or fiscal 2009, in which case SFAS 141(R) “Business Combinations,” referred to as “SFAS 141(R),” will apply. Specifically, under SFAS 141(R) acquisition and restructuring costs are generally expensed as incurred, while under SFAS 141 most acquisition and restructuring costs are considered part of the acquisition price. Therefore, if the merger closes in fiscal 2008 SFAS 141 will govern and certain costs will be considered part of the acquisition price, and if the merger closes in fiscal 2009 SFAS 141(R) will govern and certain acquisition and restructuring costs which would have previously been included in the purchase price will be expensed. Such increases or decreases in expensed acquisition costs and resulting decreases or increases in goodwill would impact GSI’s results of operations and financial condition and could materially affect the trading price of GSI common stock.

As more fully discussed in the risk factor entitled, “— Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect GSI’s reported results of operations,” SFAS 141 and 141(R) differ materially in other aspects, including the measurement date for the valuation of common stock issued as consideration for an acquisition. Specifically, under SFAS 141(R) the measurement date is the date the acquisition closes and under SFAS 141 the measurement date is a reasonable period before and after the announcement date. Because the price of GSI common stock may differ on these two potential measurement dates, the purchase price and the amount of goodwill, if any, recorded by GSI could change materially depending on whether the merger closes in fiscal 2008 or fiscal 2009.

GSI’s results of operations after the merger could be adversely affected as a result of goodwill impairment.

Under GAAP, when GSI acquires a business, purchase accounting principles require that it record an asset called “goodwill” in an amount equal to the excess amount it pays for the business, including liabilities assumed, over the fair value of the tangible and intangible assets of the business. Statement of Financial Accounting Standards (SFAS) No. 142 “Goodwill and Other Intangible Assets,” referred to as “SFAS 142,” requires that goodwill and other intangible assets that have indefinite useful lives not be amortized, but instead be tested at least annually for impairment, and that intangible assets that have finite useful lives be amortized over their useful lives. In testing for impairment, SFAS 142 provides specific guidance for testing goodwill and other non-amortized intangible assets for impairment. SFAS 142 requires GSI’s management to make certain estimates and assumptions, including, among other things, an assessment of market conditions and projections of cash flows, investment rates and cost of capital and growth rates. These estimates and assumptions can significantly impact the reported value of goodwill and other intangible assets. Absent any impairment indicators, GSI performs its impairment tests annually during the fourth quarter. Any future impairments would negatively impact GSI’s results of operations for the period in which the impairment is recognized.

The pro forma financial statements are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger.

The pro forma financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. For example, the pro forma financial statements have been derived from the historical financial statements of GSI and Innotrac and other companies recently acquired by GSI, and certain adjustments and assumptions have been made regarding the combined company after giving effect to the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the merger. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the pro forma financial statements. Additionally, the pro forma financial statements do not reflect potential revenue opportunities and cost savings that GSI expects to realize after the acquisitions. No assurance can be given with respect to the estimated revenue opportunities and operating cost savings that are expected to be realized as a result of the acquisitions. As a result, the actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these pro forma financial statements.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company. See “Unaudited Pro Forma Combined Financial Information” beginning on page 132.

Third parties may terminate or alter existing contracts with Innotrac.

Innotrac has contracts with its suppliers, customers, and other business partners, some of which may require Innotrac to obtain the consent of the other contracting parties in connection with the merger. If these consents cannot be obtained, Innotrac may suffer a loss of future revenues. Furthermore, these third parties may have an unfavorable reaction to the merger and may not wish to continue their relationships with Innotrac once the merger is completed, which could result in the combined company being unable to rely on these relationships.

Risks Related to GSI’s Business

GSI’s future success cannot be predicted based upon GSI’s limited operating history.

Compared to certain of GSI’s current and potential competitors, GSI has a relatively short operating history. In addition, the nature of GSI’s business and the e-commerce industry in which GSI operates has undergone rapid development and change since GSI began operating in e-commerce. Accordingly, it is difficult to predict whether GSI will be successful. Thus, GSI’s chances of financial and operational success should be evaluated in light of the risks, uncertainties, expenses, delays and difficulties associated with operating a business with limited history in a relatively rapidly changing industry. If GSI is unable to address these issues, GSI may not be financially or operationally successful.

GSI’s failure to manage growth and diversification of its business could harm GSI.

GSI is continuing to grow and diversify its business both in the United States and internationally. As a result, GSI must expand and adapt its operational infrastructure and increase the number of its personnel in certain areas. To effectively manage GSI’s growth, GSI will need to continue to improve its operational, financial and management controls and GSI’s reporting systems and procedures. These enhancements and improvements are likely to be complex and will require significant capital expenditures and allocation of valuable management resources. If GSI is unable to adapt its systems in a timely manner to accommodate its growth, GSI’s business may be adversely affected.

GSI has an accumulated deficit and may incur additional losses.

Although GSI recorded net income in the last three fiscal years, GSI incurred net losses in the previous four fiscal years while operating its business. As of the end of the second quarter of fiscal 2008, GSI had an accumulated deficit of $145.8 million. GSI may not generate sufficient revenue and gross profit from its existing clients, add an appropriate number of new clients or adequately control its expenses. If GSI fails to do this, GSI may not be able to maintain profitability.

GSI will continue to incur significant operating expenses and capital expenditures as it seeks to:

•	launch new partners;

•	expand internationally;

•	enhance its fulfillment capabilities and increase fulfillment capacity;

•	develop new technologies and features to improve its clients’ e-commerce businesses;

•	enhance its customer care center capabilities to better serve customers’ needs and increase customer care capacity;

•	expand its marketing services business;

•	increase its general and administrative functions to support its growing operations;

•	continue its business development, sales and marketing activities; and

•	make strategic or opportunistic acquisitions of complementary or new businesses or assets or internally develop new business initiatives.

If GSI incurs expenses at a greater pace than it generates revenues, GSI could incur additional losses.

GSI’s success is tied to the success of the clients for which GSI operates e-commerce businesses.

GSI’s success is substantially dependent upon the success of the clients for which GSI operates e-commerce businesses. The retail business is intensely competitive. If GSI’s clients were to have financial difficulties or seek protection from their creditors or if they were to suffer impairment of their brands, it could adversely affect GSI’s ability to maintain and grow GSI’s business or to collect client receivables. GSI’s business could also be adversely affected if GSI’s clients’ marketing, brands or retail stores are not successful or if GSI’s clients reduce their marketing or number of retail stores. Additionally, a change in management at GSI’s clients could adversely affect GSI’s relationship with those clients and GSI’s revenue from GSI’s agreements with those clients. As a result of GSI’s relationship with certain of its clients, these clients identify, buy, and bear the financial risk of inventory obsolescence for their corresponding web stores and merchandise. As a result, if any of these clients fail to forecast product demand or optimize or maintain access to inventory, GSI would receive reduced service fees under the agreements and GSI’s business and reputation could be harmed.

The uncertainty regarding the general economy may reduce GSI’s revenues.

GSI’s revenue and rate of growth depends on the continued growth of demand for the products offered by GSI’s clients, and GSI’s business is affected by general economic and business conditions. A decrease in demand, whether caused by changes in consumer spending or a weakening of the U.S. economy or the local economies outside of the United States where GSI sells products, may result in decreased revenue or growth or problems with GSI’s ability to collect customer receivables. Terrorist attacks and armed hostilities could create economic and consumer uncertainty that could adversely affect GSI’s revenue or growth.

GSI relies on access to the credit and capital markets to finance a portion of its working capital requirements and support its liquidity needs. Access to these markets may be adversely affected by factors beyond GSI’s control, including turmoil in the financial services industry, volatility in securities trading markets and general economic downturns.

GSI relies upon access to the credit and capital markets as a source of liquidity for the portion of our working capital requirements not provided by cash from operations. Market disruptions such as those currently being experienced in the United States and abroad may increase GSI’s cost of borrowing or adversely affect GSI’s ability to access sources of liquidity upon which GSI relies to finance its operations and satisfy its obligations as they become due. These disruptions may include turmoil in the financial services industry, including uncertainty surrounding lending institutions with which GSI does business or wishes to do business. If GSI is unable to access credit at competitive rates, or if GSI’s short-term or long-term borrowing costs dramatically increase, GSI’s ability to finance its operations, meet its short-term obligations and implement its operating strategy could be adversely affected.

GSI’s substantial indebtedness could adversely affect GSI’s financial condition.

GSI currently has and will continue to have a significant amount of indebtedness. On June 1, 2005, GSI completed an offering of $57.5 million aggregate principal amount of GSI’s subordinated convertible notes due 2025. On July 5, 2007, GSI completed an offering of $150 million aggregate principal amount of GSI’s subordinated convertible notes due 2027. In addition, GSI has a secured revolving bank credit facility with a borrowing capacity of $90 million, which, subject to certain conditions, may be increased to $150 million. $30 million of borrowings were outstanding under GSI’s secured revolving bank credit facility as of June 28, 2008. Including the notes, borrowings under the credit facility and capital leases, GSI has approximately $266.7 million of indebtedness outstanding as of June 28, 2008.

GSI’s indebtedness could have important consequences to you. For example, it could:

•	increase GSI’s vulnerability to general adverse economic and industry conditions;

•	limit GSI’s ability to obtain additional financing;

•	require the dedication of a substantial portion of GSI’s cash flow from operations to the payment of interest and principal on GSI’s indebtedness, thereby reducing the availability of such cash flow to fund GSI’s growth strategy, working capital, capital expenditures and other general corporate purposes;

•	limit GSI’s flexibility in planning for, or reacting to, changes in its business and the industry;

•	place GSI at a competitive disadvantage relative to competitors with less debt; and

•	make it difficult or impossible for GSI to pay the principal amount of the subordinated convertible notes at maturity, thereby causing an event of default under the subordinated convertible notes.

In addition, GSI’s secured revolving bank credit facility contains financial and other restrictive covenants that will limit GSI’s ability to engage in activities that may be in GSI’s long-term best interests. In the event of default under the notes or the secured revolving bank credit facility, GSI’s indebtedness could become immediately due and payable and could adversely affect GSI’s financial condition.

The terms of GSI’s secured revolving credit facility impose financial and operating restrictions.

GSI’s secured revolving credit facility contains restrictive covenants that limit GSI’s ability to engage in activities that may be in GSI’s long-term best interests. These covenants limit or restrict, among other things, GSI’s ability to:

•	incur additional indebtedness;

•	pay dividends or make other distributions in respect of GSI’s equity securities;

•	sell assets, including the capital stock of GSI’s subsidiaries;

•	enter into certain transactions with GSI’s affiliates;

•	transfer any capital stock of any subsidiary or permit any subsidiary to issue capital stock;

•	create liens;

•	make certain loans or investments; and

•	effect a consolidation or merger or transfer of all or substantially all of GSI’s assets.

These limitations and restrictions may adversely affect GSI’s ability to finance its future operations or capital needs or engage in other business activities that may be in GSI’s best interests. In addition, GSI’s ability to borrow under the secured revolving credit facility is subject to compliance with covenants. If GSI breaches any of the covenants in its secured revolving credit facility, GSI may be in default under its secured revolving credit facility. If GSI defaults, the lenders under GSI’s secured revolving credit facility could declare all borrowings owed to them, including accrued interest and other fees, to be due and payable.

GSI may in the future need additional debt or equity financing to continue its growth. Such additional financing may not be available on satisfactory terms or it may not be available when needed, or at all.

GSI has funded the growth of its e-commerce business primarily from the sale of equity securities and through the issuance of subordinated convertible notes. If GSI’s cash flows are insufficient to fund GSI’s growth, GSI may in the future need to seek additional equity or debt financings or reduce costs. GSI’s secured revolving credit facility contains restrictive covenants restricting GSI’s ability to incur additional indebtedness. Further, GSI may not be able to obtain financing on satisfactory terms or it may not be available when needed, or at all. GSI’s inability to finance its growth, either internally or externally, may limit GSI’s growth potential and GSI’s ability to execute its business strategy. If GSI issues securities to raise capital, GSI’s existing stockholders may experience dilution or the new securities may have rights senior to those of GSI’s common stock. In addition, the terms of these securities could impose restrictions on GSI’s operations.

If GSI fails to manage its exposure to global financial and securities market risk successfully, GSI’s operating results and financial statements could be materially impacted.

The primary objective of most of GSI’s investment activities is to conservatively invest excess cash in highly rated liquid securities. To achieve this objective, a majority of GSI’s cash and cash equivalents are held in institutional money market mutual funds and bank deposit accounts. If the carrying value of GSI’s investments exceeds the fair value, and the decline in fair value is deemed to be other-than-temporary, GSI will be required to write down the value of its investments, which could materially harm GSI’s results of operations and financial condition. These investments are subject to general credit, liquidity, market, and interest rate risks, which may be directly or indirectly impacted by the U.S. sub-prime mortgage defaults that have affected various sectors of the financial markets causing credit and liquidity issues. With the current unstable credit environment, GSI might incur significant realized, unrealized or impairment losses associated with these investments.

Seasonal fluctuations in sales cause wide fluctuations in GSI’s quarterly results.

GSI has experienced and expects to continue to experience seasonal fluctuations in its revenues. These seasonal patterns have caused and will continue to cause quarterly fluctuations in GSI’s operating results. GSI’s results of operations historically have been seasonal primarily because consumers increase their purchases on GSI’s clients’ e-commerce businesses during the fourth quarter holiday season.

GSI’s fourth fiscal quarter has accounted for and is expected to continue to account for a disproportionate percentage of GSI’s total annual revenues. For fiscal 2007, fiscal 2006 and fiscal 2005, 44.7%, 42.2% and 39.1% of GSI’s annual net revenues were generated in GSI’s fiscal fourth quarter, respectively. Since fiscal 1999, GSI has not generated net income in any fiscal quarter other than a fiscal fourth quarter. If GSI’s revenues are below seasonal expectations during the fourth fiscal quarter or if GSI does not execute operationally, GSI’s operating results could be below the expectations of securities analysts and investors. In the future, GSI’s seasonal sales patterns may become more pronounced, may strain GSI’s personnel, customer care operations, fulfillment operations, IT capacity and shipment activities and may cause a shortfall in revenues compared to expenses in a given period.

In addition, if too many consumers access GSI’s clients’ e-commerce businesses within a short period of time due to increased holiday or other demand or if GSI inaccurately forecasts consumer traffic, GSI may experience system interruptions that make GSI’s clients’ e-commerce businesses unavailable or prevent GSI from transmitting orders to its fulfillment operations, which may reduce the volume of goods GSI sells as well as the attractiveness of GSI’s clients’ e-commerce businesses to consumers. In anticipation of increased sales activity during GSI’s fourth fiscal quarter, GSI and its clients increase their respective inventory levels. If GSI and its clients do not increase inventory levels for popular products in sufficient amounts or are unable to restock popular products in a timely manner, GSI and its clients may fail to meet customer demand which could reduce the attractiveness of GSI’s clients’ e-commerce businesses. Alternatively, if GSI overstocks products, GSI may be required to take significant inventory markdowns or write-offs, which could reduce profits.

Consumers are constantly changing their buying preferences. If GSI fails to anticipate these changes and adjust its inventory accordingly, GSI could experience lower sales, higher inventory markdowns and lower margins for the inventory that it owns.

GSI’s success depends, in part, upon GSI’s ability and its clients’ ability to anticipate and respond to consumer trends with respect to products sold through the e-commerce businesses GSI operates. Consumers’ tastes are subject to frequent and significant changes. In order to be successful, GSI and its clients must accurately predict consumers’ tastes and avoid overstocking or understocking products. If GSI or its clients fail to identify and respond to changes in merchandising and consumer preferences, sales on GSI’s clients’ e-commerce businesses could suffer and GSI or its clients could be required to mark down unsold inventory. This would depress GSI’s profit margins. In addition, any failure to keep pace with changes in consumers’ tastes could result in lost opportunities which could reduce sales.

High merchandise returns or shrinkage rates could adversely affect GSI’s business, financial condition and results of operations.

GSI cannot be assured that inventory loss and theft, or “shrinkage,” and merchandise returns will not increase in the future. If merchandise returns are significant, or GSI’s shrinkage rate increases, GSI’s revenues and costs of operations could be adversely affected.

GSI’s growth depends, in part, on GSI’s ability to add and launch new clients on a timely basis and on favorable terms and to extend the length of existing client agreements on favorable terms.

Key elements of GSI’s growth strategy include adding new clients, extending the length of existing client agreements on favorable terms and growing the business of GSI’s existing clients. If GSI is unable to add its targeted amount of new business, add clients with good reputations or add new clients on favorable terms, GSI’s growth may be limited. If GSI is unable to add and launch new clients within the time frames projected by it, GSI may not be able to achieve its targeted results in the expected periods. In addition, GSI’s ability to add new clients and retain and renew existing clients depends on the quality of the services GSI provides and GSI’s reputation. To the extent that

GSI has difficulties with the quality of the services it provides or has operational issues that adversely affect its reputation, it could adversely impact GSI’s ability to add new clients, retain and renew existing clients and grow the business of GSI’s existing clients. Because competition for new clients is intense, GSI may not be able to add new clients on favorable terms, or at all. Further, GSI’s ability to add new clients on favorable terms is dependent on GSI’s success in building and retaining its sales organization and investing in infrastructure to serve new clients.

GSI enters into contracts with its clients. In fiscal 2007, GSI derived 45.3% of its revenue from five clients’ e-commerce businesses. If GSI does not maintain good working relationships with its clients, or perform as required under these agreements, it could adversely affect GSI’s business.

The contracts with GSI’s clients establish complex relationships between GSI’s clients and GSI. GSI spends a significant amount of time and effort to maintain its relationships with its clients and address the issues that from time to time may arise from these complex relationships. For fiscal 2007, sales to customers through one of GSI’s client’s e-commerce businesses accounted for 13.2% of GSI’s revenue, and sales to customers through another one of GSI’s client’s e-commerce businesses accounted for 11.9% of GSI’s revenue. For fiscal 2007, sales through GSI’s top five clients’ e-commerce businesses accounted for 45.3% of GSI’s revenue. For fiscal 2006, sales to customers through one of GSI’s client’s e-commerce businesses accounted for 14.9% of GSI’s revenue, and sales to customers through another one of GSI’s client’s e-commerce businesses accounted for 13.9% of GSI’s revenue. For fiscal 2006, sales through GSI’s top five clients’ e-commerce businesses accounted for 52.9% of GSI’s revenue. For fiscal 2005, sales to customers through one of GSI’s client’s e-commerce businesses accounted for 25.6% of GSI’s revenue, and sales through another one of GSI’s client’s e-commerce businesses accounted for 12.8% of GSI’s revenue. For fiscal 2005, sales through GSI’s top five clients’ e-commerce businesses accounted for 61.3% of GSI’s revenue. GSI’s clients could decide not to renew their agreements at the end of their respective terms. Additionally, if GSI does not perform as required under these agreements, GSI’s clients could seek to terminate their agreements prior to the end of their respective terms or seek damages from GSI. Loss of GSI’s existing clients, particularly GSI’s major clients, could adversely affect GSI’s business, financial condition and results of operations.

GSI and its clients must develop and maintain relationships with key manufacturers to obtain a sufficient assortment and quantity of quality merchandise on acceptable commercial terms. If GSI or its clients are unable to do so, it could adversely affect GSI’s business, results of operations and financial condition.

For the e-commerce businesses for which GSI owns inventory, GSI primarily purchases products from the manufacturers and distributors of the products. For the e-commerce businesses for which GSI’s clients own inventory, GSI’s clients typically purchase products from the manufacturers and distributors of products or source their own products. If GSI or its clients are unable to develop and maintain relationships with these manufacturers, distributors or sources, GSI or its clients may be unable to obtain or continue to carry a sufficient assortment and quantity of quality merchandise on acceptable commercial terms and GSI’s clients’ e-commerce businesses and GSI’s business could be adversely impacted. GSI does not have written contracts with some of its manufacturers, distributors or sources. During fiscal 2007, GSI purchased 18.0% of the total amount of inventory it purchased from one manufacturer. During fiscal 2006 and fiscal 2005, GSI purchased 28.6% and 40.0%, respectively, of the total amount of inventory it purchased from the same manufacturer. While GSI has a contract with this manufacturer, this manufacturer and other manufacturers could stop selling products to GSI or its clients and may ask GSI or its clients to remove their products or logos from GSI’s clients’ web stores. If GSI or its clients are unable to obtain products directly from manufacturers, especially popular brand manufacturers, GSI or its clients may not be able to obtain the same or comparable merchandise in a timely manner or on acceptable commercial terms.

GSI relies on its ability to enter into marketing and promotional agreements with online services, search engines, comparison shopping sites, affiliate marketers and other web sites to drive traffic to the e-commerce businesses GSI operates. If GSI is unable to enter into or properly develop these marketing and promotional agreements, GSI’s ability to generate revenue could be adversely affected. In addition, new technologies could block GSI’s ads and manipulate web search results, which could harm GSI’s business.

GSI has entered into marketing and promotional agreements with search engines, comparison shopping sites, affiliate marketers and other web sites to provide content, advertising banners and other links to GSI’s clients’

e-commerce businesses. GSI relies on these agreements as significant sources of traffic to GSI’s clients’ e-commerce businesses and to generate new customers. If GSI is unable to maintain these relationships or enter into new agreements on acceptable terms, GSI’s ability to attract new customers could be harmed. Further, many of the parties with which GSI may have online advertising arrangements provide advertising services for other marketers of goods. As a result, these parties may be reluctant to enter into or maintain relationships with GSI. In addition, technologies may be developed that can block the display of GSI’s ads and could harm GSI’s ability to contact customers. Further, “index spammers” who develop ways to manipulate web search results could reduce the traffic that is directed to GSI’s clients’ e-commerce businesses. Failure to achieve sufficient traffic or generate sufficient revenue from purchases originating from third parties may limit GSI’s clients’ and GSI’s ability to maintain market share and revenue.

In addition, GSI contacts customers through e-mail. GSI’s ability to contact customers through e-mail could be harmed and GSI’s business may be adversely affected if GSI mistakenly ends up on SPAM lists, or lists of entities that have been involved in sending unwanted, unsolicited e-mails.

If GSI experiences problems in GSI’s fulfillment operations, GSI’s business could be adversely affected.

Under some of GSI’s client agreements, GSI maintains the inventory of GSI’s clients in GSI’s fulfillment centers. GSI’s failure to properly handle and protect such inventory could adversely affect GSI’s relationship with its clients.

In addition, because it is difficult to predict demand, GSI may not manage GSI’s fulfillment centers in an optimal way, which may result in excess or insufficient inventory or warehousing, fulfillment, and distribution capacity. GSI may be unable to adequately staff its fulfillment centers. As GSI continues to add fulfillment and warehouse capability or add new clients with different fulfillment requirements, GSI’s fulfillment network becomes increasingly complex and operating it becomes more challenging. In addition, GSI’s financial systems and equipment are complex and any additions, changes or upgrades to these systems or equipment could cause disruptions that could harm GSI’s business.

Although GSI operates its own fulfillment centers, GSI relies upon multiple third parties for the shipment of GSI’s products. GSI also relies upon certain vendors to ship products directly to consumers. As a result, GSI is subject to the risks associated with the ability of these vendors and other third parties to successfully and in a timely manner fulfill and ship customer orders. The failure of these vendors and other third parties to provide these services, or the termination or interruption of these services, could adversely affect the satisfaction of consumers, which could result in reduced sales by GSI’s clients’ e-commerce businesses. In addition, if third parties were to increase the prices they charge to ship GSI’s products, and GSI passed these increases on to consumers, consumers might choose to buy comparable products locally to avoid shipping charges.

A disruption in GSI’s operations could materially and adversely affect GSI’s business, results of operations and financial condition.

Any disruption to GSI’s operations, including system, network, telecommunications, software or hardware failures, and any damage to GSI’s physical locations, could materially and adversely affect GSI’s business, results of operations and financial condition.

GSI’s operations are subject to the risk of damage or interruption from:

•	fire, flood, hurricane, tornado, earthquake or other natural disasters;

•	power losses and interruptions;

•	internet, telecommunications or data network failures;

•	physical and electronic break-ins or security breaches;

•	computer viruses;

•	acts of terrorism; and

•	other similar events.

If any of these events occur, it could result in interruptions, delays or cessations in service to customers of GSI’s clients’ e-commerce businesses and adversely impact GSI’s clients’ e-commerce businesses. These events could also prevent GSI from fulfilling orders for its clients’ e-commerce businesses. GSI’s clients might seek significant compensation from GSI for their losses. Even if unsuccessful, this type of claim likely would be time consuming and costly for GSI to address and damaging to GSI’s reputation.

GSI’s primary data centers are located at two facilities of a third-party hosting company. GSI does not control the security, maintenance or operation of these facilities, which are also susceptible to similar disasters and problems.

GSI’s insurance policies may not cover GSI for losses related to these events, and even if they do, they may not adequately compensate GSI for any losses that GSI may incur. Any system failure that causes an interruption of the availability of GSI’s clients’ e-commerce businesses could reduce the attractiveness of GSI’s clients’ e-commerce businesses to consumers and result in reduced revenues, which could materially and adversely affect GSI’s business, results of operations and financial condition.

If GSI does not respond to rapid technological changes, GSI’s services and proprietary technology and systems may become obsolete.

The internet and e-commerce are constantly changing. Due to the costs and management time required to introduce new services and enhancements, GSI may be unable to respond to rapid technological changes in a timely enough manner to avoid GSI’s services becoming uncompetitive. To remain competitive, GSI must continue to enhance and improve the functionality and features of GSI’s clients’ e-commerce businesses. If competitors introduce new services using new technologies or if new industry standards and practices emerge, GSI’s clients’ existing e-commerce businesses and GSI’s services and proprietary technology and systems may become uncompetitive and GSI’s ability to attract and retain customers and new clients may be at risk.

Developing GSI’s e-commerce platform offering, GSI’s clients’ e-commerce businesses and other proprietary technology entails significant technical and business risks. GSI may use new technologies ineffectively or fail to adapt GSI’s e-commerce platform, GSI’s clients’ e-commerce businesses and GSI’s technology to meet the requirements of clients and customers or emerging industry standards. In addition, the new technologies may be challenging to develop and implement and may cause GSI to incur substantial costs. Additionally, the vendors GSI uses for GSI’s clients’ e-commerce businesses may not provide the level of service GSI expects or may not be able to provide their product or service to GSI on commercially reasonable terms, if at all.

GSI’s success is tied to the continued growth in the use of the internet and the adequacy of the internet infrastructure.

GSI’s future success is substantially dependent upon continued growth in the use of the internet. The number of users and advertisers on the internet may not increase and commerce over the internet may not continue to grow for a number of reasons, including:

•	actual or perceived lack of security of information or privacy protection;

•	lack of access and ease of use;

•	congestion of traffic on the internet;

•	inconsistent quality of service and lack of availability of cost-effective, high-speed service;

•	possible disruptions, computer viruses or other damage to internet servers or to users’ computers;

•	governmental regulation;

•	uncertainty regarding intellectual property ownership;

•	lack of access to high-speed communications equipment; and

•	increases in the cost of accessing the internet.

As currently configured, the internet may not support an increase in the number or requirements of users. In addition, there have been outages and delays on the internet as a result of damage to the current infrastructure. The amount of traffic on GSI’s clients’ web stores could decline materially if there are outages or delays in the future. The use of the internet may also decline if there are delays in the development or adoption of modifications by third parties that are required to support increased levels of activity on the internet. If any of the foregoing occurs, the number of GSI’s clients’ customers could decrease. In addition, GSI may be required to spend significant capital to adapt GSI’s operations to any new or emerging technologies relating to the internet.

Consumers may be unwilling to use the internet to purchase goods.

GSI’s future success depends heavily upon the general public’s willingness to use the internet as a means to purchase goods. The failure of the internet to continue to develop as an effective commercial tool would seriously damage GSI’s future operations. If consumers are unwilling to use the internet to conduct business, GSI’s business may not continue to grow. The internet may not continue to succeed as a medium of commerce because of security risks and delays in developing elements of the needed internet infrastructure, such as a reliable network, high-speed communication lines and other enabling technologies. In addition, anything that diverts GSI’s users from their customary level of usage of GSI’s websites could adversely affect GSI’s business.

Third parties may have the technology or know-how to breach the security of customer transaction data and confidential information stored on GSI’s servers. Any breach could cause customers to lose confidence in the security of GSI’s clients’ e-commerce businesses and choose not to purchase from those businesses. GSI’s security measures may not effectively prevent others from obtaining improper access to the information on GSI’s clients’ e-commerce businesses. If someone is able to circumvent GSI’s security measures, he or she could destroy or steal valuable information or disrupt the operation of GSI’s clients’ e-commerce businesses. Concerns about the security and privacy of transactions over the internet could inhibit GSI’s growth.

GSI and/or its clients may be unable to protect GSI’s and their proprietary technology and intellectual property rights or keep up with that of competitors.

GSI’s success depends to a significant degree upon the protection of GSI’s intellectual property rights in the core technology and other components of GSI’s e-commerce platform including GSI’s software and other proprietary information and material, and GSI’s ability to develop technologies that are as good as or better than GSI’s competitors. GSI may be unable to deter infringement or misappropriation of GSI’s software and other proprietary information and material, detect unauthorized use or take appropriate steps to enforce GSI’s intellectual property rights. Additionally, the laws of some foreign countries do not protect GSI’s proprietary rights to the same extent as do the laws of the U.S. In addition, the failure of GSI’s clients to protect their intellectual property rights, including their trademarks and domain names, could impair GSI’s operations. GSI’s competitors could, without violating GSI’s intellectual property rights, develop technologies that are as good as or better than GSI’s technology. Protecting GSI’s intellectual property and other proprietary rights can be expensive. Any increase in the unauthorized use of GSI’s intellectual property could make it more expensive to do business and consequently harm GSI’s operating results. GSI’s failure to protect GSI’s intellectual property rights in GSI’s software and other information and material or to develop technologies that are as good as or better than GSI’s competitors’ could put GSI at a disadvantage to its competitors. These failures could have a material adverse effect on GSI’s business.

GSI may be subject to intellectual property claims or competition or trade practices claims that could be costly and could disrupt GSI’s business.

Third parties may assert that GSI’s business or technologies infringe or misappropriate their intellectual property rights. Third parties may claim that GSI does not have the right to offer certain services or products or to present specific images or logos on GSI’s clients’ e-commerce businesses, or GSI has infringed their patents, trademarks, copyrights or other rights. GSI may in the future receive claims that GSI is engaging in unfair competition or other illegal trade practices. GSI may be unsuccessful in defending against these claims, which could result in substantial damages, fines or other penalties. The resolution of a claim could also require GSI to change how it does business, redesign its service offering or clients’ e-commerce businesses or enter into burdensome royalty or license agreements. These license or royalty agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. GSI’s insurance coverage may not be adequate to cover every claim that third parties could assert against GSI. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management’s time and disruptions in GSI’s business. Any of these claims could also harm GSI’s reputation.

GSI may not be able to compete successfully against current and future competitors, which could harm GSI’s margins and GSI’s business.

The market for the development and operation of e-commerce businesses and interactive marketing services is continuously evolving and is intensely competitive. Increased competition could result in fewer successful opportunities to obtain clients, price reductions, reduced gross margins and loss of market share, any of which could seriously harm GSI’s business, results of operations and financial condition. In the development and operation of e-commerce businesses, GSI often competes with in-house solutions promoted and supported by internal information technology staffs, marketing departments, merchandising groups and other internal corporate constituencies. In these situations, GSI competes with technology and service providers, which supply one or more components of an e-commerce solution primarily to allow the prospect or others to develop and operate the prospect’s e-commerce business in-house. In addition, GSI competes with the online and offline businesses of a variety of retailers and manufacturers in GSI’s targeted categories.

Many of GSI’s current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than GSI has. They may be able to secure merchandise from vendors on more favorable terms and may be able to adopt more aggressive pricing policies. They may also receive investments from or enter into other commercial relationships with larger, well-established companies with greater financial resources. Competitors in the retail, e-commerce services and interactive marketing services industries also may be able to devote more resources to technology development and marketing than GSI does.

Competition in the e-commerce industry may intensify. Other companies in GSI’s industries may enter into business combinations or alliances that strengthen their competitive positions. Additionally, there are relatively low barriers to entry into the e-commerce services and interactive marketing services markets. As various internet market segments obtain large, loyal customer bases, participants in those segments may expand into the market segments in which GSI operates. In addition, new and expanded web technologies may further intensify the competitive nature of online retail and interactive marketing. The nature of the internet as an electronic marketplace facilitates competitive entry and comparison shopping and renders it inherently more competitive than conventional retailing formats. This increased competition may reduce GSI’s sales, GSI’s ability to operate profitably, or both.

GSI may be subject to product liability claims that could be costly and time-consuming.

GSI sells products manufactured by third parties, some of which may be defective. GSI also sells some products that are manufactured by third parties for GSI. If any product that GSI sells were to cause physical injury or injury to property, the injured party or parties could bring claims against GSI as the retailer or manufacturer of the product. These claims may not be covered by insurance and, even if they are, GSI’s insurance coverage may not be adequate to cover every claim that could be asserted. Similarly, GSI could be subject to claims that customers of GSI’s clients’ e-commerce businesses were harmed due to their reliance on GSI’s product information, product selection guides, advice or instructions. If a successful claim were brought against GSI in excess of GSI’s insurance coverage, it could adversely affect GSI’s business. Even unsuccessful claims could result in the expenditure of funds and management time and adverse publicity and could have a negative impact on GSI’s business.

GSI may be liable if third parties misappropriate GSI’s customers’ personal information. Additionally, GSI is limited in its ability to use and disclose customer information.

Any security breach could expose GSI to risks of loss, litigation and liability and could seriously disrupt GSI’s operations. If third parties are able to penetrate GSI’s network or telecommunications security or otherwise misappropriate GSI’s customers’ personal information or credit card information or if GSI gives third parties improper access to its customers’ personal information or credit card information, GSI could be subject to liability.

This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for other misuses of personal information, including unauthorized marketing purposes. These claims could result in litigation. Liability for misappropriation of this information could be significant. In addition, the Federal Trade Commission and state agencies regularly investigate various companies’ uses of customers’ personal information. GSI could incur additional expenses if new regulations regarding the security or use of personal information are introduced or if government agencies investigate GSI’s privacy practices. Further, any resulting adverse publicity arising from investigations would impact GSI’s business negatively.

Changes to credit card association fees, rules, or practices could harm GSI’s business.

GSI must rely on banks or payment processors to process transactions, and must pay a fee for this service. From time to time, credit card associations may increase the interchange fees that they charge for each transaction using one of their cards. GSI’s credit card processors have the right to pass any increases in interchange fees on to GSI as well as increase their own fees for processing. These increased fees increase GSI’s operating costs and reduce GSI’s profit margins. GSI is also required by GSI’s processors to comply with credit card association operating rules, and GSI will reimburse its processors for any fines they are assessed by credit card associations as a result of any rule violations by GSI. The credit card associations and their member banks set and interpret operating rules related to their credit cards. The credit card associations and/or member banks could adopt new operating rules or re-interpret existing rules that GSI might find difficult or even impossible to follow. As a result, GSI could lose GSI’s ability to give customers the option of using credit cards to fund their payments. If GSI were unable to accept credit cards, GSI’s business would be seriously damaged.

Credit card fraud could adversely affect GSI’s business.

The failure to adequately control fraudulent transactions could increase GSI’s expenses. To date, GSI has not suffered material losses due to fraud. However, GSI may in the future suffer losses as a result of orders placed with fraudulent credit card data. Under current credit card practices, GSI is liable for fraudulent credit card transactions because GSI does not obtain a cardholder’s signature. With respect to checks and installment sales, GSI generally is liable for fraudulent transactions.

If one or more states successfully assert that GSI should collect or should have collected sales or other taxes on the sale of GSI’s merchandise, GSI’s business could be harmed.

GSI currently collects sales or other similar taxes only for goods sold by GSI and shipped into certain states. One or more local, state or foreign jurisdictions may seek to impose historical and future sales tax obligations on GSI or its clients and other out-of-state companies that engage in e-commerce. In recent years, certain large retailers expanded their collection of sales tax on purchases made through affiliated web sites. GSI’s business could be adversely affected if one or more states or any foreign country successfully asserts that GSI should collect sales or other taxes on the sale of merchandise through the e-commerce businesses GSI operates.

GSI may have exposure to greater than anticipated tax liabilities.

GSI is subject to income, payroll and other taxes in both the United States and foreign jurisdictions. In the ordinary course of GSI’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. Moreover, significant judgment is required in evaluating GSI’s worldwide provision for income taxes. GSI’s determination of its tax liability is always subject to review by applicable tax authorities. Any adverse outcome of such a review could have a negative effect on GSI’s operating results and financial conditions. Although GSI believes its estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in GSI’s financial statements and may materially affect GSI’s financial results in the period or periods for which such determination is made.

GSI relies on insurance to mitigate some risks and, to the extent the cost of insurance increases or GSI is unable or chooses not to maintain sufficient insurance to mitigate the risks facing GSI’s business, GSI’s operating results may be diminished.

GSI contracts for insurance to cover certain potential risks and liabilities. In the current environment, insurance companies are increasingly specific about what they will and will not insure. It is possible that GSI may not be able to get enough insurance to meet GSI’s needs, may have to pay very high prices for the coverage it does get, have very high deductibles or may not be able to acquire any insurance for certain types of business risk. In addition, GSI has in the past and may in the future choose not to obtain insurance for certain risks facing its business. This could leave GSI exposed to potential claims. If GSI were found liable for a significant claim in the future, its operating results could be negatively impacted. Also, to the extent the cost of maintaining insurance increases, GSI’s operating results will be negatively affected.

Existing or future laws or regulations could harm GSI’s business or marketing efforts.

GSI is subject to international, federal, state and local laws applicable to businesses in general and to e-commerce specifically. Due to the increasing growth and popularity of the internet and e-commerce, many laws and regulations relating to the internet and online retailing are proposed and considered at the country, federal, state and local levels. These laws and regulations could cover issues such as taxation, pricing, content, distribution, access, quality and delivery of products and services, electronic contracts, intellectual property rights, user privacy and information security.

For example, at least one state has enacted, and other states have proposed, legislation limiting the uses of personal information collected online or requiring collectors of information to establish procedures to disclose and notify users of privacy and security policies, obtain consent from users for use and disclosure of information, or provide users with the ability to access, correct and delete stored information. Even in the absence of such legislation, the Federal Trade Commission has settled several proceedings resulting in consent decrees in which internet companies have been required to establish programs regulating the manner in which personal information is collected from users and provided to third parties. GSI could become a party to a similar enforcement proceeding. These regulatory and enforcement efforts could also harm GSI’s ability to collect demographic and personal information from users, which could be costly or adversely affect GSI’s marketing efforts.

The applicability of existing laws governing issues such as property ownership, intellectual property rights, taxation, libel, obscenity, qualification to do business and export or import matters could also harm GSI’s business. Many of these laws may not contemplate or address the unique issues of the internet or online retailing. Some laws that do contemplate or address those unique issues, such as the Digital Millennium Copyright Act and The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the “CAN-SPAM,” Act, are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. These current and future laws and regulations could reduce GSI’s ability to operate efficiently.

GSI’s e-Dialog e-mail marketing solutions business is dependent on the market for e-mail marketing solutions and there may be changes in the market that may harm GSI’s business.

In GSI’s e-Dialog e-mail marketing solutions business, GSI derives revenue from e-mail marketing solutions. The market for e-mail marketing solutions is at a relatively early stage of development, making this business and future prospects difficult to evaluate. GSI’s current expectations with respect to areas of growth within the market may not prove to be correct.

Should GSI’s clients lose confidence in the value or effectiveness of e-mail marketing, the demand for GSI’s products and services will likely decline. A number of factors could affect GSI’s clients’ assessment of the value or effectiveness of e-mail marketing, including the following:

•	growth in the number of e-mails sent or received on a daily or regular basis;

•	the ability of filters to effectively screen for unwanted e-mails;

•	the ability of smart phones or similar communications to adequately display e-mail;

•	continued security concerns regarding internet usage in general from viruses, worms or similar problems affecting internet and e-mail utilization; and

•	increased governmental regulation or restrictive policies adopted by internet service providers, or “ISPs,” that make it more difficult or costly to utilize e-mail for marketing communications.

Any decrease in the use of e-mail by businesses would reduce demand for GSI’s e-mail marketing products or services and the business and results of operation for GSI’s e-mail marketing business would suffer.

In addition, it is uncertain whether GSI’s e-mail marketing solutions will achieve and sustain the high level of market acceptance that is critical to the success of GSI’s business. If the market for e-mail marketing solutions fails to grow or grows more slowly than GSI currently anticipates, demand for GSI’s e-mail marketing solutions may decline and GSI’s revenue would suffer. GSI may not be able to successfully address any of these challenges, risks and difficulties, including the other risks related to GSI’s business and industry described below. Failure to adequately do so could adversely affect GSI’s business, results of operations or financial condition.

Existing federal, state and international laws regulating e-mail marketing practices impose certain obligations on the senders of commercial e-mails and could expose GSI to liability for violations, decrease the effectiveness of GSI’s e-mail marketing solutions, and expose GSI to financial, criminal and other penalties for non-compliance, which could increase GSI’s operating costs.

The CAN-SPAM Act establishes certain requirements for commercial e-mail messages and specifies penalties for commercial e-mail that violates the CAN-SPAM Act. The CAN-SPAM Act, among other things, obligates the sender of commercial e-mails to provide recipients with the ability to opt out of receiving future commercial e-mail messages from the sender. As a result, in the event GSI’s products and services were to become unavailable or malfunction for any period of time for any reason, GSI’s clients could violate the provision of the CAN-SPAM Act. Moreover, non-compliance with this and other aspects of the CAN-SPAM Act carries significant financial penalties. Many states have also passed laws regulating commercial e-mail practices that typically provide a private right of action and specify damages and other penalties, which in some cases may be substantial. Some of these laws are significantly more punitive and difficult to comply with than the CAN-SPAM Act. It is not settled whether all or a portion of certain state laws may be preempted by the CAN-SPAM Act. In addition, certain foreign countries have enacted laws that regulate sending e-mail, and some of these laws are more restrictive than U.S. laws. For example, some foreign laws prohibit sending unsolicited e-mail unless the recipient has provided the sender advance consent to receipt of such e-mail, or in other words has “opted-in” to receiving it. If GSI were found to be in violation of the CAN-SPAM Act, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of e-mail, whether as a result of violations by GSI’s clients or if GSI were deemed to be directly subject to and in violation of these requirements, GSI could be exposed to one or more of the following consequences:

•	payment of statutory, actual or other damages;

•	criminal penalties;

•	actions by state attorneys general;

•	actions by private citizens or class actions; and

•	penalties imposed by regulatory authorities of the U.S. government, state governments and foreign governments.

Any of these potential areas of exposure would adversely affect GSI’s financial performance, could preclude GSI from doing business in specific jurisdictions, and significantly harm GSI’s business. GSI also may be required to change one or more aspects of the way it operates its business, which could impair GSI’s ability to attract and retain clients or increase GSI’s operating costs.

Private spam blacklists may interfere with GSI’s ability to communicate with GSI’s e-commerce customers and the ability of the clients of e-Dialog to effectively deploy GSI’s e-mail marketing products or services which could harm GSI’s business.

In operating the e-commerce businesses of GSI’s clients, GSI depends on e-mail to market to and communicate with customers, GSI’s clients also rely on e-mail to communicate with their customers and e-Dialog provides e-mail marketing solutions to its clients. In an effort to regulate the use of e-mail for commercial solicitation, various private companies maintain “blacklists” of companies and individuals (and the websites, ISPs and internet protocol addresses associated with those companies or individuals) that do not adhere to standards of conduct or practices for commercial e-mail solicitations that the blacklisting entity believes are appropriate. If a company’s internet protocol addresses are listed by a blacklisting entity, e-mails sent from those addresses may be blocked if they are sent to any internet domain or internet address that subscribes to the blacklisting entity’s service or purchases its blacklist. It is possible that this sort of blacklisting or similar restrictive activity could interfere with GSI’s ability to communicate with customers of its clients’ e-commerce businesses or to market its clients’ products or services and could undermine the effectiveness of GSI’s clients’ e-mail marketing campaigns, all of which could damage GSI’s business.

ISPs can also block e-mails from reaching their users. Recent releases of ISP software and the implementation of stringent new policies by ISPs make it more difficult to deliver GSI’s clients’ e-mails. If ISPs materially limit, delay or halt the delivery of GSI’s or its clients’ e-mails, or if GSI fails to deliver GSI’s or its clients’ e-mails in a manner compatible with ISPs’ e-mail handling or authentication technologies, then the demand for GSI’s products or services could be reduced and GSI’s clients may seek to terminate their agreements with GSI.

From time to time, GSI may acquire or invest in other companies. There are risks associated with potential acquisitions and investments and GSI may not achieve the expected benefits of future acquisitions and investments.

GSI has recently completed several acquisitions and if GSI is presented with opportunities that GSI considers appropriate, GSI may make investments in complementary companies, products or technologies or GSI may purchase other companies. GSI may not realize the anticipated benefits of any investment or acquisition. GSI may be subject to unanticipated problems and liabilities of acquired companies. While GSI attempts in its acquisitions to determine the nature and extent of any pre-existing liabilities, and to obtain indemnification rights from the previous owners for acts or omissions arising prior to the date of acquisition, resolving issues of liability between the parties could involve a significant amount of time, manpower and expense. If GSI or any of its subsidiaries were to be unsuccessful in a claim for indemnity from a seller, the liability imposed on GSI or its subsidiary could have a material adverse effect on GSI. GSI may not be able to assimilate successfully the additional personnel, operations, acquired technology or products or services into its business. Any acquisition may strain GSI’s existing financial and managerial controls and reporting systems and procedures. If GSI does not successfully integrate any acquired business, the expenditures on integration efforts will reduce GSI’s cash position without GSI being able to realize the expected benefits of the acquisition. In addition, key personnel of an acquired company may decide not to work for GSI. These difficulties could disrupt GSI’s ongoing business, distract GSI’s management and employees and increase GSI’s expenses. Further, the physical expansion in facilities that could occur as a result of any acquisition may result in disruptions that could seriously impair GSI’s business. Finally, GSI may have to use its cash resources, incur debt or issue additional equity securities to pay for other acquisitions or investments, which could increase GSI’s leverage or be dilutive to GSI’s stockholders.

GSI plans to continue to expand its business internationally which may cause GSI’s business to become increasingly susceptible to numerous international business risks and challenges. GSI has limited experience in international operations.

GSI ships certain products to Canada and other countries. In addition, in January 2006, GSI completed the acquisition of Aspherio S.L., a Barcelona, Spain-based provider of outsourced e-commerce solutions now known as GSI Commerce Solutions International. In December 2007, GSI completed the acquisition of Zendor.com Ltd., a Manchester, United Kingdom-based provider of outsourced e-commerce solutions now known as Zendor/GSI Commerce Ltd. In February 2008, GSI completed the acquisition of e-Dialog, Inc. with operations in London,

England. Because GSI’s growth strategy involves expanding GSI’s business internationally, GSI intends to continue to expand GSI’s international efforts. However, GSI has limited experience in international business, and GSI cannot assure you that GSI’s international expansion strategy will be successful. To date, however, GSI’s international business activities have been limited. GSI’s lack of a track record outside the United States increases the risks described below. In addition, GSI’s experience in the United States may not be relevant to establishing a business outside the United States. Accordingly, GSI’s international expansion strategy is subject to significant execution risk, as GSI cannot assure you that GSI’s strategy will be successful. For fiscal 2007, substantially all of GSI’s net revenues, operating results and assets were in the United States.

International expansion is subject to inherent risks and challenges that could adversely affect GSI’s business, including:

•	the need to develop new supplier and manufacturer relationships, particularly because major manufacturers may require that GSI’s international operations deal with local distributors;

•	compliance with international legal and regulatory requirements and tariffs;

•	managing fluctuations in currency exchange rates;

•	difficulties in staffing and managing foreign operations;

•	greater difficulty in accounts receivable collection;

•	potential adverse tax consequences;

•	uncertain political and economic climates;

•	potentially higher incidence of fraud;

•	price controls or other restrictions on foreign currency; and

•	difficulties in obtaining export and import licenses and compliance with applicable export controls.

Any negative impact from GSI’s international business efforts could negatively impact GSI’s business, operating results and financial condition as a whole. In addition, gains and losses on the conversion of foreign payments into U.S. dollars may contribute to fluctuations in GSI’s results of operations and fluctuating exchange rates could cause reduced revenues and/or gross margins from non-dollar-denominated international sales.

In addition, if GSI further expands internationally, GSI may face additional competition challenges. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local customer. In addition, governments in foreign jurisdictions may regulate e-commerce or other online services in such areas as content, privacy, network security, copyright, encryption, taxation, or distribution. GSI also may not be able to hire, train, motivate and manage the required personnel, which may limit GSI’s growth in international market segments.

In addition, compliance with foreign and U.S. laws and regulations that are applicable to GSI’s international operations is complex and may increase GSI’s cost of doing business in international jurisdictions and GSI’s international operations could expose GSI to fines and penalties if GSI fails to comply with these regulations. These laws and regulations include import and export requirements, U.S. laws such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials. Any violations of such laws could subject GSI to civil or criminal penalties, including substantial fines or prohibitions on GSI’s ability to offer its products and services to one or more countries, and could also materially damage GSI’s reputation, international expansion efforts, business and operating results.

GSI’s success is dependent upon GSI’s executive officers and other key personnel.

GSI’s success depends to a significant degree upon the contribution of GSI’s executive officers and other key personnel, particularly Michael G. Rubin, chairman of the board, president and chief executive officer. GSI’s executive officers and key personnel could terminate their employment with GSI at any time despite any employment agreements GSI may have with these employees. Due to the competition for highly qualified personnel, GSI cannot be sure that GSI will be able to retain or attract executive, managerial or other key personnel. GSI has obtained key person life insurance for Mr. Rubin in the amount of $9.0 million. GSI has not obtained key person life insurance for any of GSI’s other executive officers or key personnel.

GSI may be unable to hire and retain skilled personnel which could limit GSI’s growth.

GSI’s future success depends on its ability to continue to identify, attract, retain and motivate skilled personnel which could limit GSI’s growth. GSI intends to continue to seek to hire a significant number of skilled personnel. Due to intense competition for these individuals from GSI’s competitors and other employers, GSI may not be able to attract or retain highly qualified personnel in the future. GSI’s failure to attract and retain the experienced and highly trained personnel that are integral to GSI’s business may limit GSI’s growth. Additionally, GSI has experienced recent growth in personnel numbers and expects to continue to hire additional personnel in selected areas. Managing this growth requires significant time and resource commitments from GSI’s senior management. If GSI is unable to effectively manage a large and geographically dispersed group of employees or to anticipate GSI’s future growth and personnel needs, GSI’s business may be adversely affected.

There are limitations on the liabilities of GSI’s directors and executive officers. Under certain circumstances, GSI is obligated to indemnify GSI’s directors and executive officers against liability and expenses incurred by them in their service to GSI.

Pursuant to GSI’s amended and restated certificate of incorporation and under Delaware law, GSI’s directors are not liable to GSI or GSI’s stockholders for monetary damages for breach of fiduciary duty, except for liability for breach of a director’s duty of loyalty, acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, dividend payments or stock repurchases that are unlawful under Delaware law or any transaction in which a director has derived an improper personal benefit. In addition, GSI has entered into indemnification agreements with each of its directors and executive officers. These agreements, among other things, require GSI to indemnify each director and executive officer for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts, incurred by any such person in any action or proceeding, including any action by GSI or in GSI’s right, arising out of the person’s services as one of GSI’s directors or executive officers. The costs associated with actions requiring indemnification under these agreements could be harmful to GSI’s business.

If GSI fails to maintain an effective system of internal controls, GSI may not be able to accurately report GSI’s financial results or prevent fraud. As a result, current and potential stockholders and clients could lose confidence in GSI’s financial reporting, which could harm GSI’s business, the trading price of GSI’s common stock and GSI’s ability to retain GSI’s current clients and obtain new clients.

Section 404 of the Sarbanes-Oxley Act of 2002 requires GSI’s management to report on the effectiveness of GSI’s internal control over financial reporting. GSI has expended significant resources to comply with its obligations under Section 404 with respect to fiscal 2007. If GSI fails to correct any issues in the design or operating effectiveness of internal control over financial reporting or fails to prevent fraud, current and potential stockholders and clients could lose confidence in GSI’s financial reporting, which could harm GSI’s business, the trading price of GSI’s common stock and GSI’s ability to retain its current clients and obtain new clients.

Risks Related to GSI’s Common Stock

GSI may enter into future acquisitions and take certain actions in connection with such acquisitions that could affect the price of GSI’s common stock.

As part of GSI’s growth strategy, GSI expects to review acquisition prospects that would offer growth opportunities and GSI may acquire businesses, products or technologies in the future. In the event of future acquisitions, GSI could:

•	use a significant portion of GSI’s available cash;

•	issue equity securities, which would dilute current stockholders’ percentage ownership;

•	incur substantial debt;

•	incur or assume contingent liabilities, known or unknown;

•	incur amortization expenses related to intangibles; and

•	incur large, immediate accounting write-offs.

Such actions by GSI could harm GSI’s results from operations and adversely affect the price of GSI’s common stock.

GSI’s operating results have fluctuated and may continue to fluctuate significantly, which may cause the market price of GSI’s common stock to be volatile.

GSI’s annual and quarterly operating results have and may continue to fluctuate significantly due to a variety of factors, many of which are outside of GSI’s control. Because GSI’s operating results may be volatile and difficult to predict, period-to-period comparisons of GSI’s operating results may not be a good indication of GSI’s future performance. GSI’s operating results may also fall below GSI’s published expectations and the expectations of securities analysts and investors, which likely will cause the market price of GSI’s common stock to decline significantly.

Factors that may cause GSI’s operating results to fluctuate or harm GSI’s business include but are not limited to the following:

•	GSI’s ability to obtain new clients or to retain existing clients in GSI’s e-commerce and marketing services businesses;

•	the performance of one or more of GSI’s client’s e-commerce businesses;

•	GSI’s and its clients’ ability to obtain new customers at a reasonable cost or encourage repeat purchases;

•	the number of visitors to the e-commerce businesses operated by GSI or GSI’s ability to convert these visitors into customers;

•	GSI’s and its clients’ ability to offer an appealing mix of products or to sell products that GSI purchases;

•	GSI’s ability to achieve effective results for its marketing services clients;

•	GSI’s ability to adequately develop, maintain and upgrade its clients’ e-commerce businesses or the technology and systems GSI uses to process customers’ orders and payments;

•	the timing and costs of upgrades and developments of GSI’s systems and infrastructure;

•	the ability of GSI’s competitors to offer new or superior e-commerce businesses, services or products or new or superior marketing services;

•	price competition that results in lower profit margins or losses;

•	the seasonality of GSI’s business, especially the importance of GSI’s fiscal fourth quarter to GSI’s business;

•	GSI’s inability to obtain or develop specific products or brands or unwillingness of vendors to sell their products to GSI;

•	unanticipated fluctuations in the amount of consumer spending on various products that GSI sells, which tend to be discretionary spending items;

•	the cost of advertising and the amount of free shipping and other promotions GSI offers;

•	increases in the amount and timing of operating costs and capital expenditures relating to expansion of GSI’s operations;

•	GSI’s inability to manage GSI’s shipping costs on a profitable basis or unexpected increases in shipping costs or delivery times, particularly during the holiday season;

•	inflation of prices of fuel and gasoline and other raw materials that impact GSI’s costs;

•	technical difficulties, system security breaches, system downtime or internet slowdowns;

•	GSI’s inability to manage inventory levels or control inventory shrinkage;

•	GSI’s inability to manage fulfillment operations or provide adequate levels of customer care or GSI’s inability to forecast the proper staffing levels in fulfillment and customer care;

•	an increase in the level of GSI’s product returns or GSI’s inability to effectively process returns;

•	government regulations related to the internet or e-commerce which could increase the costs associated with operating GSI’s businesses, including requiring the collection of sales tax on all purchases through the e-commerce businesses GSI operates; and

•	unfavorable economic conditions in general or specific to the internet or e-commerce, which could reduce demand for the products sold through GSI’s clients’ e-commerce businesses.

Future sales of GSI’s common stock in the public market or the issuance of securities senior to GSI’s common stock could adversely affect the trading price of GSI’s common stock and GSI’s ability to raise funds in new securities offerings.

Future sales of GSI’s common stock, the perception that such sales could occur or the availability for future sale of shares of GSI’s common stock or securities convertible into or exercisable for GSI’s common stock could adversely affect the market prices of GSI’s common stock prevailing from time to time and could impair GSI’s ability to raise capital through future offerings of equity or equity-related securities. In addition, GSI may issue common stock or equity securities senior to GSI’s common stock in the future for a number of reasons, including to finance GSI’s operations and business strategy, to adjust GSI’s ratio of debt to equity, to satisfy GSI’s obligations upon the exercise of stock options or for other reasons.

As of October 13, 2008, there were 2,893,841 shares available for new awards under GSI’s 2005 Equity Incentive Plan, referred to as the “2005 plan.” Additionally, as of October 13, 2008 there were 3,931,054 shares of common stock that were subject to outstanding awards granted under the 2005 plan and 3,989,211 shares of common stock that were subject to outstanding awards granted under GSI’s 1996 Equity Incentive Plan. In the event of the cancellation, expiration, forfeiture or repurchase of any of these shares, such shares would become available for issuance under the 2005 plan. In order to attract and retain key personnel, GSI may issue additional securities, including stock options, restricted stock grants and shares of common stock, in connection with GSI’s employee benefit plans, or may lower the price of existing stock options. No prediction can be made as to the effect, if any, that the sale, or the availability for sale, of substantial amounts of common stock by GSI’s existing stockholders pursuant to an effective registration statement will have on market prices of GSI’s common stock.

GSI has never paid dividends on its common stock and does not anticipate paying dividends in the foreseeable future.

GSI has never paid cash dividends on its common stock and does not anticipate that any cash dividends will be declared or paid in the foreseeable future. In addition, the terms of GSI’s secured revolving credit facility prohibit GSI from declaring or paying dividends on GSI’s common stock. As a result, holders of GSI’s common stock will not receive a return, if any, on their investment unless they sell their shares of GSI’s common stock.

GSI is controlled by certain principal stockholders.

As of October 2, 2008, Michael G. Rubin, GSI’s chairman, president and chief executive officer, beneficially owned 15.6%, funds affiliated with SOFTBANK Holdings Inc., or SOFTBANK, beneficially owned 17.2%, and Liberty Media Corporation, or Liberty, through its subsidiary QVC, Inc. and QVC’s affiliate QK Holdings, Inc. beneficially owned approximately 19.5% of GSI’s outstanding common stock. If they decide to act together, any two of Mr. Rubin, SOFTBANK, and Liberty would be in a position to exercise considerable control, and all three would be in a position to exercise complete control, over most matters requiring stockholder approval, including the election or removal of directors, approval of significant corporate transactions and the ability generally to direct

GSI’s affairs. Furthermore, pursuant to stock purchase agreements, SOFTBANK and Liberty each have the right to designate up to one member of GSI’s board of directors. This concentration of ownership and the right of SOFTBANK and Liberty to designate members to GSI’s board of directors may have the effect of delaying or preventing a change in control of GSI, including transactions in which stockholders might otherwise receive a premium over prevailing market prices for GSI’s common stock. Furthermore, Mr. Rubin has entered into voting agreements with each of SOFTBANK and Liberty, and SOFTBANK and Liberty have entered into voting agreements with each other. The parties to these voting agreements have agreed to support the election of the directors designated by each of the other parties.

It may be difficult for a third-party to acquire GSI and this could depress GSI’s stock price.

Certain provisions of GSI’s amended and restated certificate of incorporation, bylaws, stockholder rights agreement and Delaware law may have the effect of discouraging, delaying or preventing transactions that involve any actual or threatened change in control. The rights issued under GSI’s stockholder rights agreement may be a substantial deterrent to a person acquiring beneficial ownership of 20% or more (or, in the case of any stockholder that as of April 2, 2006 beneficially owned 19% or more of the outstanding shares of common stock, 25.1% or more) of GSI’s common stock without the approval of GSI’s board of directors. The stockholder rights agreement would cause extreme dilution to such person.

In addition, GSI is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation’s outstanding voting stock for a period of three years from the date the stockholder becomes a 15% stockholder. In addition to discouraging a third party from seeking to acquire control of GSI, the foregoing provisions could impair the ability of existing stockholders to remove and replace GSI’s management and/or GSI’s board of directors.

Because many investors consider a change of control a desirable path to liquidity, delaying or preventing a change in control of GSI’s company may reduce the number of investors interested in GSI’s common stock, which could depress GSI’s stock price.

See “— GSI is controlled by certain principal stockholders.”

The price of GSI’s common stock may fluctuate significantly.

The price of GSI’s common stock on the Nasdaq Global Select Market has been volatile. From December 30, 2007, the first day of GSI’s fiscal 2008, through October 28, 2008, the high and low sales prices of GSI’s common stock ranged from $19.75 to $8.00 per share. During fiscal 2007, the high and low sale prices of GSI’s common stock ranged from $29.27 to $16.09 per share. During fiscal 2006, the high and low sale prices of GSI’s common stock ranged from $19.52 to $10.67 per share. During fiscal 2005, the high and low sale prices of GSI’s common stock ranged from $21.25 to $12.21 per share. GSI expects that the market price of GSI’s common stock may continue to fluctuate.

GSI’s common stock price can fluctuate as a result of a variety of factors, many of which are beyond GSI’s control. These factors include, among others:

•	GSI’s performance and prospects;

•	the performance and prospects of GSI’s clients;

•	the depth and liquidity of the market for GSI’s common stock;

•	the vesting of GSI equity awards resulting in the sale of large amounts of GSI common stock during concentrated trading windows;

•	investor perception of GSI and the industry in which GSI operates;

•	changes in earnings estimates or buy/sell recommendations by analysts;

•	general financial and other market conditions; and

•	general economic conditions.

In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of GSI’s common stock.

Holders of GSI’s common stock will be subordinated to GSI’s secured revolving credit facility, convertible notes and other indebtedness.

In the event of GSI’s liquidation or insolvency, holders of common stock would receive a distribution only after payment in full of all principal and interest due under GSI’s secured revolving credit facility, due to holders of GSI’s convertible notes and due to other creditors, and there may be little or no proceeds to distribute to holders of common stock at such time.

Conversion of GSI’s subordinated convertible notes would dilute the ownership interest of existing stockholders.

In June 2005, GSI issued $57.5 million principal amount of GSI’s subordinated convertible notes due 2025, referred to as the “3% convertible notes,” and in July 2007 GSI issued $150.0 million principal amount of GSI’s subordinated convertible notes due 2027, referred to as the “2.5% convertible notes,” which are all convertible into shares of GSI’s common stock. Under certain circumstances, a maximum of 6,157,635 shares of GSI common stock could be issued upon conversion of the 2.5% convertible notes and a maximum of 3,874,661 shares of GSI common stock could be issued upon conversion of the 3% convertible notes, in each case, subject to adjustment for stock dividends, stock splits, cash dividends, certain tender offers, other distributions and similar events. The conversion of some or all of these notes will dilute the ownership interest of existing GSI stockholders. Any sales in the public market of the common stock issuable upon such conversions could adversely affect prevailing market prices of GSI’s common stock. In addition, the existence of these notes could encourage short selling by market participants because the conversion of the notes could depress the price of GSI’s common stock.

Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect GSI’s reported results of operations.

A change in accounting standards or practices or a change in existing taxation rules or practices can have a significant effect on GSI’s reported results and may even require retroactive or retrospective application. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements and taxation practice have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect GSI’s reported financial results or the way GSI conducts its business.

In May 2008, the FASB issued FASB Staff Position (“FSP”) APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement),” (“FSP APB 14-1”), which changes the accounting treatment for convertible debt instruments that allow for either mandatory or optional cash settlements. FSP APB 14-1 will require the issuer of convertible debt instruments with cash settlement features to separately account for the liability and equity components of the instrument. GSI’s $207.5 million of subordinated convertible notes will be subject to the provisions of this proposal because under the notes GSI has the ability to elect cash settlement of the conversion value of the notes. The debt will be recognized at the present value of GSI’s cash flows discounted using its nonconvertible debt borrowing rate. The equity component will be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. The FSP will also require an accretion of the resultant debt discount over the expected life of the debt. The transition guidance requires retrospective application to all periods presented and does not grandfather existing instruments. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008. GSI believes that the FSP will result in a material decrease to GSI’s liabilities and a material increase to GSI’s stockholders’ equity on the Consolidated Balance Sheets. It will also result in a material decrease to net income as a result of a material non-cash increase to interest expense to accrete the value of the debt from its fair value to its principle amount over the term of the subordinated convertible notes in the Consolidated Statements of Operations. These changes will not impact the GSI’s cash flows from operating activities, investing activities or financing activities.

In December 2007, the FASB issued SFAS 141(R). SFAS 141(R) establishes principles and requirements for an acquirer in a business combination relating to recognition and measurement of the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the entity acquired in the acquirer’s financial statements. In addition, SFAS 141(R) provides guidance on the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase as well as the information required to be disclosed to enable users of the financial statements to evaluate the nature and financial impact of the business combination. SFAS 141(R) also requires recognition of assets and liabilities of noncontrolling interests acquired, fair value measurement of consideration and contingent consideration, expense recognition for transaction costs and certain integration costs, recognition of the fair value of contingencies, and adjustments to income tax expense for changes in an acquirer’s existing valuation allowances or uncertain tax positions that result from the business combination. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008 and shall be applied prospectively. If the acquisition of Innotrac closes in fiscal 2009, the adoption of SFAS 141(R) in GSI’s first fiscal quarter of 2009 may result in a materially different recorded purchase price than under the provisions of SFAS 141 and/or an increase in GSI’s general and administrative expense line item within its Consolidated Statements of Operations for direct acquisition-related expenses and transaction costs which would have been included in the acquisition price under the provisions of SFAS 141.

Risks Related to Innotrac’s Business

Innotrac relies on a small number of large clients. If Innotrac loses one or more of its largest clients, or if revenues from its largest clients decline, or if Innotrac experiences unanticipated costs implementing systems and ramping up its services for new clients, its business could be adversely affected.

Innotrac focuses on developing long-term contractual relationships with large corporations. A relatively small number of its clients account for a significant portion of its revenues. Innotrac’s ten largest clients accounted for 68.4% of its revenue in 2007. If Innotrac were to lose one or more of its largest clients, or if revenues from its largest clients were to decline, Innotrac’s business, results of operations and financial condition could be materially adversely affected. Additionally, if one of these large clients is lost, or revenues from Innotrac’s largest clients decline, Innotrac cannot assure you that it will be able to replace or supplement that client with others that generate comparable revenues or profits. One of Innotrac’s largest clients in 2006, BellSouth, was acquired by AT&T in December 2006. On November 6, 2007, AT&T notified Innotrac that they intended to transition their fulfillment business in-house. The transition date was initially planned for the fourth quarter of 2008 but is now expected to occur some time in 2009. For the twelve months ended December 31, 2007, AT&T accounted for approximately 12% of Innotrac’s total revenue. Innotrac does not expect the loss of this account to impact its results until 2009. Although Innotrac believes that its continuing and expected new business will substantially offset this loss, such business may not develop as Innotrac projects and it is thus possible that the loss of the AT&T business, or the future loss of any other large account, could adversely affect its future results.

Innotrac’s written contracts generally do not guarantee specific volume levels and can usually be terminated on little notice.

Although Innotrac has written agreements with most of its clients, these agreements generally do not assure specific volume or revenue levels. In addition, some agreements provide for termination for any reason on short notice. Furthermore, Innotrac is contractually bound to its facility leases until their terms expire. If a client terminates its contract suddenly, Innotrac will still have obligations under its leases.

Innotrac’s business model requires investment in information systems and logistics equipment designed to service the needs of its clients in concentrated industry types such as direct response or e-commerce and catalogue distribution.

A downturn in either Innotrac’s direct response or e-commerce business could result in underutilization of already invested facilities or technology which would be poorly designed for use by Innotrac with clients in other industries. Although Innotrac believes servicing multiple types of industries offers stability to its overall revenue generation, a significant downturn in either of these two industries could adversely affect Innotrac’s operating results and require material new investment to redesign certain of its operating systems and logistics operations.

Innotrac has identified a material weakness in its internal control over financial reporting, and, as a result, its management has concluded that Innotrac’s internal control over financial reporting and disclosure controls and procedures are ineffective. Although Innotrac is attempting to remediate the material weakness, if it is unable to successfully do so, or if additional material weaknesses in its internal control over financial reporting develop, Innotrac may be unable to comply with its periodic reporting requirements, accurately report its financial results, detect fraud or comply with the requirements of Section 404 of the Sarbanes-Oxley Act.

In April 2007, Innotrac identified a material weakness in its internal control over financial reporting due to an understaffed financial and accounting function, and current personnel that lack certain technical accounting skills necessary to prepare financial statements that properly reflect its current level and scope of activities. Innotrac has undertaken remedial actions related to this material weakness; however its chief executive officer and chief financial (and principal accounting) officer have concluded that Innotrac’s internal control over financial reporting was ineffective as of December 31, 2007, due to the conditions that led to the identification of the material weakness, and have also concluded that its disclosure controls and procedures were ineffective as of December 31, 2006, and as of the end of each subsequent fiscal quarter and year since then, because of the same material weakness.

Remedying the currently existing material weakness, as well as any additional deficiencies, significant deficiencies or material weaknesses that Innotrac or its auditors may identify in the future, may require Innotrac to incur significant costs and expend significant time and management resources. Innotrac cannot assure you that any of the measures implemented to remedy any such current or future deficiencies will effectively mitigate or remediate such deficiencies. If Innotrac fails to timely remedy any current or additional deficiencies, significant deficiencies or material weaknesses that it or its auditors may identify, Innotrac may be unable to comply with its periodic reporting requirements, accurately report its financial results, detect fraud or comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. In addition, Innotrac can give no assurance that its independent auditors will agree with management’s assessment of the effectiveness of Innotrac’s internal control over financial reporting at that time.

If Innotrac is not able to keep pace with changing technology, its business will be materially adversely affected.

Innotrac’s success depends significantly upon its ability to:

•	integrate new clients in a timely and cost efficient manner;

•	enhance existing services;

•	develop applications to meet clients’ needs; and

•	introduce new services and products to respond to technological developments.

If Innotrac fails to maintain its technological capabilities or respond effectively to technological changes, its business, results of operations and financial condition could be materially adversely affected. Innotrac cannot assure you that it will select, invest in and develop new and enhanced technology on a timely basis in the future in order to meet its clients’ needs and maintain competitiveness. Innotrac’s Reno system, which provides service to several of Innotrac’s clients, is completely customized and therefore not supported by third party providers. Innotrac is heavily reliant on a small number of developers. If these developers leave, it could materially adversely affect Innotrac’s business.

Innotrac’s common stock lacks liquidity and is held by a small number of investors, one of which is in receivership and whose creditors would like to sell its shares as soon as possible.

As of October 2, 2008, Innotrac officers and directors owned approximately 46% of the outstanding common stock and the IPOF Fund held approximately 34%. These ownership positions have resulted in a lack of liquidity in Innotrac’s common stock. Additionally, if any of Innotrac’s significant shareholders decided to liquidate its or their position, Innotrac’s common stock price would likely decline materially.

The United States District Court in Cleveland, Ohio has appointed a receiver to identify and administer the assets of the IPOF Fund. Based on information from the receiver, Innotrac understands that the IPOF Fund owns

4,321,771 shares of common stock of Innotrac, representing approximately 34% of the total shares outstanding, all of which are held as collateral in margin accounts maintained at several financial institutions. Innotrac has been engaged in discussions with the receiver in an effort to cause the shares to be sold in a manner that causes as little disruption to the market for Innotrac stock as possible. The Court has prohibited the financial institutions holding Innotrac stock owned by the IPOF Fund in margin accounts from selling any of these shares. The Court has permitted open market sales by the receiver as he may in his sole discretion determine to be consistent with his duty to maximize the value of the assets of IPOF Fund, and as warranted by market conditions. The receiver has indicated to Innotrac that he does not intend to direct any open market sales except in circumstances in which he believes that there would be no material adverse impact on the market price for Innotrac’s shares. Nevertheless, as long as these shares are held in margin accounts where the lenders desire to liquidate the positions, there will be significant downward pressure on the market price of Innotrac’s common stock because the market is concerned that these shares may be sold in a manner that causes the price of Innotrac’s common stock to decline precipitously. This concern is ameliorated to some degree by the continuing prohibition by the Court on sales of shares by financial institutions that hold the shares in margin accounts. The Court has extended this prohibition on several occasions, most recently to December 5, 2008, while Innotrac and the receiver pursue the sale of these shares in a manner that would not disrupt the market for Innotrac’s common stock.

If the merger were not to close, and the Court were to not extend this prohibition before the shares have been sold in such a transaction, then the financial institutions might foreclose on some or all of these shares and sell them into the market, which could have an extremely negative impact on the market price for Innotrac common stock.

Noncompliance with any of the covenants under Innotrac’s revolving credit agreement allows its lenders to declare any outstanding amounts to be immediately due and payable.

Innotrac’s revolving line of credit agreement contains financial, change of ownership control and other restrictive covenants. Noncompliance with any of the covenants allows the lenders to declare any outstanding borrowed amounts to be immediately due and payable. From time to time in the past, Innotrac has violated various restrictive covenants, and has been obligated to obtain waivers or amendments from the lender. Innotrac was in compliance with the fixed charge coverage ratio covenant and other reporting requirements of the debt agreements as of June 30, 2008. Failure to comply with the covenants in the future could adversely affect Innotrac’s credit ratings, which could increase its costs of debt financings and impair its ability to obtain additional debt financing needed to repay the existing debt. The company’s current revolving line of credit matures on March 1, 2009.

Innotrac’s business is subject to government regulation, which may limit its activities or increase its costs.

In connection with the limited amount of outbound telemarketing services that Innotrac provides, Innotrac must comply with federal and state regulations. These include the Federal Communications Commission’s rules under the Telephone Consumer Protection Act of 1991 and the Federal Trade Commission’s regulations under the Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, both of which govern telephone solicitation.

Furthermore, there may be additional federal and state legislation or changes in regulatory implementation. These changes could include interpretations under the Telecommunications Act of 1996 restricting the ability of telecommunications companies to use consumer proprietary network information, or “CPNI,” or imposing new requirements on telecommunications companies to better ensure security and privacy of CPNI. New legislation or regulatory implementation in the future may significantly increase compliance costs or limit Innotrac’s activities, clients’ activities or the activities of companies to which Innotrac outsources outbound telemarketing functions. Additionally, Innotrac could be responsible for failing to comply with regulations applicable to its clients or companies to which Innotrac outsources telemarketing.

If unfavorable federal or state legislation or regulations affecting Caller ID service, CPNI, internet service or other technology related to products Innotrac fulfills and provides customer support for are adopted, Innotrac’s business, financial condition and results of operations could be materially adversely affected. See “Information Concerning Innotrac — Business — Government Regulation” for further information about government regulation of Innotrac’s business.

Where You Can Find More Information

GSI and Innotrac file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information GSI and Innotrac file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC filings of GSI and Innotrac are also available on the SEC’s Internet site (http://www.sec.gov).

GSI filed a registration statement on Form S-4 to register the shares of GSI common stock to be issued in the merger under the Securities Act of 1933, as amended, referred to in this proxy statement/prospectus as the “Securities Act.’’ This proxy statement/prospectus is a part of the registration statement on Form S-4 and constitutes a prospectus of GSI in addition to being a proxy statement of Innotrac for its special meeting of shareholders. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement on Form S-4 or the exhibits to the registration statement on Form S-4.

The SEC rules also allow GSI to “incorporate by reference” the information it files with the SEC, which means GSI can disclose information to you by referring you to another document filed separately with the SEC. Information incorporated by reference is deemed to be part of this proxy statement/prospectus. Later information filed by GSI with the SEC updates and supersedes this proxy statement/prospectus.

The following documents previously filed by GSI with the SEC under the Securities Exchange Act of 1934, as amended, referred to in this proxy statement/prospectus as the “Exchange Act,” are incorporated in this proxy statement/prospectus by this reference.

SEC Filings	Period

Annual Report on Form 10-K, as amended, including those portions of GSI’s proxy statement for its 2008 annual meeting of stockholders incorporated by reference in the Annual Report on Form 10-K	Year ended December 29, 2007
Quarterly Reports on Form 10-Q	Quarters ended March 29, 2008 and June 28, 2008
Current Reports on Form 8-K (excluding information furnished under Item 2.02 or 7.01 of Form 8-K)	Filed on September 12, 2007; November 19, 2007; January 17, 2008; January 29, 2008; February 6, 2008; February 19, 2008; March 4, 2008; June 25, 2008; August 7, 2008; August 12, 2008; September 15, 2008; October 6, 2008; November 4, 2008 and November 4, 2008
Registration Statement on Form 8-A filed under Section 12(g) of the Exchange Act describing GSI’s common stock, including any amendments or reports filed for the purpose of updating such description.	Filed on March 19, 1988
Registration Statement on Form 8-A filed under Section 12(g) of the Exchange Act describing GSI’s Preferred Stock Purchase Rights, including any amendments or reports filed for the purpose of updating such description.	Filed on April 6, 2006

All documents filed by GSI under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than current reports furnished under Item 2.02 or 7.01 of Form 8-K) subsequent to the date of this proxy statement/prospectus and prior to the special meeting of Innotrac shareholders will be deemed to be incorporated by reference in this proxy statement/prospectus and to be a part of this proxy statement/prospectus from the date that document is filed.

You should rely on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the proposed merger. Neither Innotrac nor GSI has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [ • ]. You should not assume that the information contained in the proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus nor the issuance of GSI common stock in the merger will create any implication to the contrary.

Forward-Looking Statements

We have each made forward-looking statements in this document (and GSI has made forward-looking statements in its documents that are incorporated by reference) that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of GSI or Innotrac, including those set forth or referenced in “The Merger — Background of the Merger,” “— Innotrac’s Reasons for the Merger; Recommendation of Innotrac Board,” “— GSI’s Reasons for the Merger,” and “— Opinion of Innotrac’s Financial Advisor,” and “Information Concerning Innotrac — Business” and “— Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Also, when we use words such as “believes,” “expects,” “anticipates” or similar expressions, we are making forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements of the plans, strategies and objectives of management with respect to the approval and closing of the merger and other matters related to the consummation of the merger.

You should note that many factors, some of which are discussed in this document and in the documents which are incorporated by reference, could affect the future financial results of GSI and Innotrac and could cause those results to differ materially from those expressed or implied in our forward-looking statements contained or incorporated by reference in this document.

For a discussion of the factors that may cause GSI, Innotrac or combined company actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of GSI and Innotrac to complete the merger and the effect of the merger on the business of GSI, Innotrac and the combined company, see “Risk Factors” beginning on page 17.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of GSI, Innotrac or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date on which the statements were made. GSI and Innotrac do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

All information contained in this proxy statement/prospectus concerning GSI has been supplied by GSI, and has not been independently verified by Innotrac. All information contained in this proxy statement/prospectus concerning Innotrac has been supplied by Innotrac, and has not been independently verified by GSI.

Special Meeting of Innotrac Shareholders

This proxy statement/prospectus is furnished in connection with the solicitation of proxies by Innotrac’s board of directors in connection with a special meeting of Innotrac shareholders.

Date, Time and Place

Innotrac will hold the special meeting at 6655 Sugarloaf Parkway, Duluth, Georgia 30097 on [ • ], 2008, beginning at [ • ] a.m., Eastern Time.

Purpose of the Special Meeting

At the special meeting, Innotrac shareholders will be asked:

•	to approve the merger agreement; and

•	to approve the adjournment or postponement of the special meeting, if necessary or appropriate, in order to solicit additional proxies if there are insufficient votes at the time of the meeting to approve the merger agreement.

In addition, Innotrac shareholders may be asked to vote on other business that is properly brought before the special meeting. Innotrac is not currently aware of any additional business that may come before the special meeting.

Recommendation of the Innotrac Board

The Innotrac board unanimously determined each of the merger and the merger agreement and the transactions contemplated thereby to be advisable, fair and in the best interest of Innotrac and its shareholders, and approved and adopted each of the merger and the merger agreement and the transactions contemplated thereby. Accordingly, Innotrac’s board recommends that Innotrac’s shareholders vote “FOR” approval of the merger agreement and “FOR” the proposal to adjourn the Innotrac special meeting, if necessary or appropriate, to solicit additional proxies.

Record Date; Stock Entitled To Vote; Quorum

Only holders of record of Innotrac common stock at the close of business on [ • ], 2008, the record date, are entitled to notice of and to vote at the Innotrac special meeting. On the record date, [ • ] shares of Innotrac common stock were issued and outstanding and held by approximately [ • ] holders of record. Each holder of record of Innotrac common stock will be entitled to one vote per share at the Innotrac special meeting.

The holders of a majority of Innotrac’s outstanding shares of common stock entitled to vote must be present, either in person or by proxy, to constitute a quorum at the special meeting. Innotrac will count abstentions, either in person or by proxy, and “broker non-votes” (discussed below) for the purpose of establishing a quorum. If a quorum is not present, in person or by proxy, at the Innotrac special meeting, the holders of a majority of the common stock represented at the Innotrac special meeting may adjourn the meeting. If a quorum is not present at the Innotrac special meeting, it is expected that the meeting will be adjourned or postponed. At any subsequent reconvening of the Innotrac special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Innotrac special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

If you hold shares beneficially in “street name” and do not provide your broker with voting instructions, your shares will constitute “broker non-votes.” Broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner, such instructions are not given and the broker or other nominee indicates on its proxy card, or otherwise notifies Innotrac, that it does not have authority to vote its shares. Brokers and other nominees will not have discretionary authority on the proposal to approve the merger agreement or the proposal to adjourn the Innotrac special meeting for the purpose of soliciting proxies, if necessary or appropriate.

Vote Required

The approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of Innotrac common stock outstanding at the close of business on the record date for the special meeting. Because the vote on the proposal to approve the merger agreement is based on the total number of shares outstanding, rather than the number of actual votes cast, your failure to vote, or your decision to abstain from voting, on this proposal will have the same effect as a vote against the proposal. Similarly, a broker non-vote will also have the same effect as a vote against the proposal.

Approval of the proposal to adjourn the special meeting for the purpose of soliciting proxies, if necessary or appropriate, requires that votes cast in favor of the proposal exceed those cast against. Abstentions and broker non-votes will have no effect on the proposal to adjourn the special meeting, as neither is considered a vote “cast.”

Shares Owned by Certain Persons

As of October 2, 2008, Innotrac’s chairman, president and chief executive officer, Scott D. Dorfman, and his wife beneficially owned and had the right to vote, in the aggregate, approximately 43% of Innotrac’s outstanding common stock (which include certain shares owned by Mr. Dorfman in a custodial capacity, and certain shares owned by Mr. Dorfman’s wife directly and in custodial capacities). Mr. Dorfman and his wife have entered into a voting agreement with GSI, pursuant to which they have agreed to vote all shares of Innotrac common stock owned by them in favor of the merger and the merger agreement.

As of October 2, 2008, Innotrac’s directors and executive officers as a group beneficially owned and had the right to vote, in the aggregate, approximately 46% of the shares of Innotrac’s common stock outstanding on that date. Such directors and executive officers have indicated that they intend to vote their shares in favor of the merger and the merger agreement, although, other than Mr. Dorfman and his wife, they are not obligated to do so.

As of October 2, 2008, the IPOF Fund owned approximately 34% of the outstanding Innotrac common stock. The IPOF Fund has previously agreed with Innotrac to vote all shares held by it in excess of 15% of Innotrac’s outstanding common stock (i.e., approximately 19% of the outstanding Innotrac shares) in proportion to the votes cast by all other Innotrac shareholders. Accordingly, we expect that the votes cast by Mr. Dorfman, his wife and the IPOF Fund will be sufficient to approve the merger.

Voting of Proxies

If you hold your shares in record name, you may vote your shares as follows:

•	Voting by Mail. You can vote your proxy by mail. If you choose to vote by mail, simply mark your proxy, date and sign it, and return it in the postage-paid envelope provided.

•	Voting via the Internet. You can vote your proxy via the internet. The website for internet voting is http://www.investorvote.com. Instructions on how to vote via the internet are located on the proxy card enclosed with this proxy statement/prospectus. Have your proxy card in hand when you access the website. You will be prompted to enter the control number printed on your proxy card and to follow the instructions to obtain your records and create an electronic voting form. Voting by internet is available 24 hours a day, 7 days a week, until 11:59 PM Eastern Time on [ • ], 2008. If you vote via the internet, you should not return your proxy card.

•	Voting by Telephone. You can vote your proxy by telephone by calling the toll-free number 1-800-652-VOTE (8683). You will then be prompted to enter the control number printed on your proxy card and to follow the subsequent instructions. Voting by telephone is available 24 hours a day, 7 days a week, until 11:59 PM Eastern Time on [ • ], 2008. If you vote by telephone, you should not return your proxy card.

•	Voting in Person. You can vote by appearing and voting in person at the Innotrac special meeting. Please note, however, that if your shares are held in “street name” (that is, if your stock is registered in the name of your broker, bank or other nominee) and you wish to vote at the special meeting, you must bring to the special meeting a proxy from the record holder of the shares (your broker, bank or nominee) authorizing you to vote at the Innotrac special meeting.

Please note that although there is no charge to you for voting by telephone or electronically through the internet, there may be costs associated with electronic access such as usage charges for internet service providers and telephone companies. Innotrac does not cover these costs; they are solely your responsibility. The telephone and internet voting procedures being made available to you are valid forms of granting proxies under § 14-2-722 of the Georgia Business Corporation Code.

If a proxy is signed and returned without indicating any voting instructions, the shares of Innotrac common stock represented by the proxy will be voted “FOR” approval of the merger agreement and “FOR” the adjournment of the Innotrac special meeting for the purpose of soliciting proxies, if necessary or appropriate.

Shareholders who hold their shares of Innotrac common stock in “street name” should follow the directions provided by the nominee regarding how to instruct such nominee to vote their shares.

Innotrac does not expect that any matter other than the matters discussed in this proxy statement will be brought before the special meeting. If, however, any other matters are properly presented, the persons named as proxies will vote in accordance with their judgment as to matters that they believe to be in the best interest of Innotrac’s shareholders.

Exchange Procedures for Innotrac Stock

GSI has designated American Stock Transfer & Trust Company to act as paying agent under the merger agreement. As soon as reasonably practicable after the effective time of the merger, the paying agent will mail to each Innotrac shareholder of record as of the effective time of the merger, a letter of transmittal and instructions for use in effecting the surrender of Innotrac stock certificates. Innotrac shareholders can also download and complete a generic letter of transmittal from American Stock Transfer & Trust Company at www.amstock.com/shareholder/letter.pdf. Upon your surrender to the paying agent of a stock certificate, together with a completed letter of transmittal and such other documents as may be required by the instructions, the paying agent will send to you a certificate representing the number of shares of GSI common stock, and/or a check representing the cash, payable as the merger consideration.

DO NOT SEND YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD. A LETTER OF TRANSMITTAL WITH INSTRUCTIONS FOR THE SURRENDER OF YOUR STOCK CERTIFICATES WILL BE MAILED TO YOU AS SOON AS PRACTICABLE IF AND WHEN THE MERGER IS COMPLETED.

Revocability of Proxies

If you hold your Innotrac shares in your name and have not delivered an irrevocable proxy, you have the unconditional right to revoke your proxy at any time prior to its exercise by employing any of the following four methods:

•	first, you may deliver to Innotrac’s chief financial officer, at Innotrac’s principal executive offices located at 6655 Sugarloaf Parkway, Duluth, Georgia 30097, a written notice (dated later than the date of your proxy card) stating that you would like to revoke your proxy;

•	second, you may submit a new proxy via the internet or by telephone;

•	third, you may complete, execute and deliver to Innotrac’s chief financial officer, at Innotrac’s principal executive offices located at 6655 Sugarloaf Parkway, Duluth, Georgia 30097, a new, later-dated proxy card for the same shares; or

•	fourth, you may attend the Innotrac special meeting and vote in person.

Any written notice of revocation must be received by Innotrac’s chief financial officer at or before the taking of the vote at the Innotrac special meeting. Revocation of your proxy, without any further action, will mean your shares will not be voted at the Innotrac special meeting or counted towards satisfying the quorum requirements. The deadline for changing your vote electronically through the internet or telephonically is 11:59 PM Eastern Time on [ • ]. Your attendance at the Innotrac special meeting will not revoke your proxy unless you specifically request to vote at the Innotrac special meeting.

If you have instructed your broker or other nominee to vote your shares, you must follow directions received from your broker or nominee to change your vote. You cannot vote shares held in “street name” by returning a proxy card directly to Innotrac or by voting in person at the Innotrac special meeting, unless you obtain a proxy from your broker or other “street name” holder.

Solicitation of Proxies

The board of directors of Innotrac is soliciting your proxy. In addition to the solicitation of proxies by use of the mail, Innotrac’s directors, officers and other employees may solicit the return of proxies by personal interview, telephone, e-mail or facsimile. Innotrac will not pay additional compensation to any of these individuals for their solicitation efforts, but will reimburse them for any out-of-pocket expense they incur in their solicitation efforts. Innotrac will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of Innotrac common stock held of record by such persons, and will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection with their solicitation efforts. The cost of the solicitation will be borne by Innotrac.

Adjournments

If persons named as proxies by you are asked to vote for one or more adjournments of the meeting for matters incidental to the conduct of the meeting, such persons will have the authority to vote in their discretion on such matters. However, if persons named as proxies by you are asked to vote for one or more adjournments or postponements of the meeting to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement, such persons will only have the authority to vote on such matter as instructed by you or your proxy, or, if no instructions are provided on your signed proxy card, in favor of such adjournment or postponement. No proxy voted against the proposal to approve the merger agreement will be voted in favor of any adjournment of the special meeting to solicit additional proxies. If the special meeting is adjourned or postponed for the purpose of soliciting additional proxies, Innotrac shareholders who have already sent in their proxies will be permitted to revoke them at any time prior to their use at the reconvened special meeting. Any adjournment or postponement may be made without notice by an announcement made at the special meeting.

Information or Other Assistance

Shareholders who have questions regarding the materials, need assistance voting their shares or require additional copies of the proxy statement/prospectus or proxy card, should contact:

Innotrac Corporation
6655 Sugarloaf Parkway
Duluth, Georgia 30097
Attn.: George M. Hare, Chief Financial Officer
Telephone Number: (678) 584-4000

Householding of Special Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement/prospectus may have been sent to multiple shareholders in each household. We will promptly deliver a separate copy of the proxy statement/prospectus to any shareholder upon written or oral request to Innotrac’s chief financial officer, who may be contacted as set forth above under “— Information or Other Assistance.”

Shareholder List

A list of our shareholders entitled to vote at the special meeting will be available for examination by any Innotrac shareholder at the Innotrac special meeting.

Dissenters’ Rights

The following is a summary of the law relating to dissenters’ rights available under Georgia law. The full text of the relevant provisions of the Georgia Business Corporation Code, referred to as the “GBCC,” are reprinted in their entirety and included as Annex B to this proxy statement/prospectus. If you desire to exercise dissenters’ rights, you should review carefully the GBCC and are urged to consult a legal advisor before electing or attempting to exercise these rights.

Pursuant to the provisions of the GBCC, the Innotrac shareholders have the right to dissent from the merger and to receive the fair value of their shares in cash. Holders of Innotrac common stock who fulfill the requirements described below will be entitled to assert dissenters’ rights. Shareholders considering initiation of a dissenters’ proceeding should review this section in its entirety. A dissenters’ proceeding may involve litigation.

Preliminary Requirements.  Pursuant to the provisions of Article 13 of the GBCC, if you intend to exercise your dissenter’s rights with respect to the merger, you must:

•	give to Innotrac, prior to the vote at the special meeting with respect to the approval of the merger, written notice of your intent to demand payment for your shares of Innotrac common stock, which for these purposes are referred to as “shares,” if the merger is consummated;

•	not vote in favor of the merger; and

•	comply with the statutory requirements summarized below.

Any shareholder who returns a signed proxy card but fails to provide instructions as to the manner in which his or her shares are to be voted will be deemed to have voted in favor of the merger and will not be entitled to assert dissenters’ rights.

Any written demand satisfying the requirements discussed above should be addressed to Innotrac Corporation, 6655 Sugarloaf Parkway, Duluth, Georgia 30097, Attn: Chief Financial Officer. Voting against the merger, alone, will not satisfy the written demand requirement.

You may assert dissenters’ rights as to fewer than all of the shares registered in your name only if you dissent with respect to all shares beneficially owned by any one beneficial shareholder and you notify Innotrac in writing of the name and address of each holder on whose behalf you are asserting dissenters’ rights. The rights of a partial dissenter are determined as if the shares as to which that holder dissents and that holder’s other shares were registered in the names of different shareholders.

Dissenters’ Notice.  If the shareholders of Innotrac approve the merger at the special meeting, Innotrac must deliver a written dissenters’ notice, referred to as the “Dissenters’ Notice,” to all of its shareholders who have satisfied the preliminary requirements. The Dissenters’ Notice must be sent within ten days after the effective date of the merger and must:

•	state where dissenting shareholders should send the demand for payment and where and when dissenting shareholders should deposit certificates for the shares;

•	inform holders of uncertificated shares to what extent transfer of these shares will be restricted after the demand for payment is received;

•	set a date by which Innotrac must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters’ Notice is delivered); and

•	be accompanied by a copy of Article 13 of the GBCC.

Payment Demand.  A record shareholder who receives the Dissenters’ Notice must demand payment and deposit his or her certificates with Innotrac in accordance with the Dissenters’ Notice. Dissenting shareholders will retain all of the rights of a shareholder until those rights are canceled or modified by the consummation of the merger. A record shareholder who does not demand payment or deposit his or her share certificates as required, each by the applicable date set forth in the Dissenters’ Notice, is not entitled to payment for his or her shares under Article 13 of the GBCC.

Offer of Payment.  Except as described below, GSI, as Innotrac’s post-merger successor, must, within ten days of the later of the effective date of the merger or receipt of a payment demand, offer to pay to each dissenting shareholder who complied with the payment demand and deposit requirements described above, the amount GSI estimates to be the fair value of the shares, plus accrued interest from the effective date of the merger. GSI’s offer of payment must be accompanied by:

•	recent financial statements of Innotrac;

•	GSI’s estimate of the fair value of the shares;

•	an explanation of how the interest was calculated;

•	a statement of the dissenter’s right to demand payment under Section 14-2-1327 of the GBCC; and

•	a copy of Article 13 of the GBCC.

If the dissenting shareholder accepts GSI’s offer by written notice to GSI within 30 days after GSI’s offer, or is deemed to have accepted such offer by failing to respond within 30 days of the offer, GSI must pay for the shares within 60 days after the later of the making of the offer or the effective date of the merger.

Failure to Take Action.  If the merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, Innotrac must return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. Innotrac must send a new Dissenters’ Notice if the merger is to later be consummated after the return of certificates and repeat the payment demand procedure described above.

Procedure for Innotrac Shareholders Dissatisfied with Payment or Offer.  Section 14-2-1327 of the GBCC provides that a dissenting shareholder may notify Innotrac or, if the merger is completed, GSI, in writing of his or her own estimate of the fair value of such holder’s shares and the interest due, and may demand payment of such holder’s estimate, if:

•	he or she believes that the amount offered by GSI is less than the fair value of his or her shares or that GSI has calculated incorrectly the interest due; or

•	Innotrac, having failed to consummate the merger, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

A dissenting shareholder waives his or her right to demand payment under Section 14-2-1327 and is deemed to have accepted the offer of payment unless he or she notifies GSI of his or her demand in writing within 30 days after GSI offers payment for the dissenting shareholder’s shares. If GSI does not offer payment within ten days of the later of the merger’s effective date or receipt of a payment demand, then the shareholder may demand the financial statements and other information required to accompany GSI’s payment offer, and GSI must provide such information within ten days after receipt of the demand for such information. The shareholder may notify GSI of his or her own estimate of the fair value of the shares and the amount of interest due, and may demand payment of those amounts.

Litigation.  If a demand for payment under Section 14-2-1327 remains unsettled, GSI must commence a nonjury equity valuation proceeding in the Superior Court of Gwinnett County, Georgia, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If GSI does not commence the proceeding within those 60 days, the GBCC requires GSI to pay each dissenting shareholder whose demand remains unsettled the amount demanded. GSI is required to make all dissenting shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each of them. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount the court finds to be the fair value of such holder’s shares, plus interest to the date of judgment.

The court in an appraisal proceeding commenced under Section 14-2-1330 must determine the costs of the proceeding, including the reasonable compensation and expenses of court-appointed appraisers but excluding fees and expenses of attorneys and experts for the respective parties. The court must assess the costs against GSI, except that the court may assess the costs against all or some of the dissenting shareholders to the extent the court finds they acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 14-2-1327. The court also may assess the fees and expenses of attorneys and experts for the respective parties against GSI if the court finds GSI did not substantially comply with the requirements of specific provisions of Article 13 of the GBCC, or against either GSI or a dissenting shareholder if the court finds that such party acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Article 13 of the GBCC. If the court finds that the services of attorneys for any dissenting shareholder were of substantial benefit to other dissenting shareholders similarly situated, and that the fees for those services should not be assessed against GSI, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting shareholders who were benefited.

No action by any dissenting shareholder to enforce dissenters’ rights may be brought more than three years after the effective date of the merger, regardless of whether notice of the merger and of the right to dissent were given by Innotrac or GSI in compliance with the Dissenters’ Notice and payment offer requirements.

The full text of Article 13 of the GBCC has been reprinted in its entirety and is included as Annex B to this proxy statement/prospectus. If you intend to dissent from approval of the merger, you should review carefully the text of Annex B and should also consult with your attorney. We will not give you any further notice of the events giving rise to dissenters’ rights or any steps associated with perfecting dissenters’ rights, except as indicated above or otherwise required by law.

We have not made any provision to grant you access to any of the corporate files of Innotrac, except as may be required by the GBCC, or to obtain legal counsel or appraisal services at the expense of Innotrac or GSI.

Any dissenting shareholder who perfects his or her right to be paid the “fair value” of his or her shares will recognize taxable gain or loss upon receipt of cash for such shares for federal income tax purposes. See “— Material U.S. Federal Income Tax Consequences of the Merger” at page 97.

You must do all of the things described in this section and as set forth in Article 13 of the GBCC in order to preserve your dissenters’ rights and to receive the fair value of your shares in cash (as determined in accordance with those provisions). If you do not follow each of the steps as described above, you will have no right to receive cash for your shares as provided in the GBCC. In view of the complexity of these provisions of Georgia law, shareholders of Innotrac who are considering exercising their dissenters’ rights should consult their legal advisors.

Shareholder Proposals

Innotrac anticipates that it will not have a 2009 annual meeting of shareholders. However, if an annual meeting is held, a shareholder proposal pursuant to Rule 14a-8, as promulgated under the Exchange Act, must be received at the principal executive offices of Innotrac no later than January 5, 2009, in order to be eligible for inclusion in Innotrac’s proxy statement for the 2009 annual meeting of shareholders. This is based on a tentative Innotrac annual meeting date of June 5, 2009 and proxy materials for such meeting being dated May 5, 2009. To ensure prompt receipt by Innotrac, proposals should be sent certified mail return receipt requested and should otherwise comply with Rule 14a-8.

Innotrac shareholders who wish to submit a proposal for consideration at Innotrac’s 2009 annual meeting of shareholders other than pursuant to Rule 14a-8 must deliver a copy of their proposal to Innotrac at its principal executive offices no later than March 22, 2009 (based on a tentative annual meeting date of June 5, 2009). In accordance with Innotrac’s bylaws, shareholders who wish to make a nomination for director for consideration at Innotrac’s 2009 annual meeting must deliver a copy of their nomination to Innotrac at its principal executive offices no later than May 22, 2009 nor before April 16, 2009 (based on a tentative annual meeting date of June 5, 2009).

The Merger

Background of the Merger

From 2003 through 2005, the IPOF Fund acquired approximately 4.3 million shares of Innotrac common stock, representing approximately 34% of Innotrac’s outstanding common stock, through a series of open market purchases. In December 2005, certain investors in the IPOF Fund brought a lawsuit against the promoter of the IPOF Fund alleging that the promoter engaged in fraud and violated federal and state securities laws in connection with his operation of the IPOF Fund. This litigation is captioned Gordon, et al. v. Dadante, et al., and is in the United States District Court for the Northern District of Ohio, referred to as the “Court.” In December 2005, a receiver was appointed by the Court with respect to all assets owned by the IPOF Fund, including the shares of Innotrac common stock. In 2006 and 2007, certain investors in the IPOF Fund asserted claims against Innotrac and/or certain of its officers and directors in separate litigation actions now pending in the Court. These actions are captioned Small, et al. v. Regalbuto, et al., which asserts claims against Innotrac, and Amantea, et al. v. Innotrac, Inc., et al. (the court docket in the Amantea action misidentifies Innotrac as “Innotrac, Inc.”), which asserts claims against Innotrac and certain current and former officers and directors of Innotrac, both in the United States District Court for the Northern District of Ohio. The Gordon, et al. v. Dadante, et al., Small, et al. v. Regalbuto, et al., and Amantea, et al. v. Innotrac, Inc., et al. litigation matters are referred to collectively as the “IPOF Fund litigation.”

As the facts developed, the promoter of the IPOF Fund was charged with two counts of securities fraud with respect to soliciting investments in the IPOF Fund and with respect to trading in Innotrac common stock. The promoter of the IPOF Fund ultimately entered into a consent decree with the government and is serving a sentence in a federal penitentiary for his fraudulent conduct.

The Innotrac shares purchased by the IPOF Fund were and continue to be held in several brokerage firm margin accounts and these brokerage firms have repeatedly moved the Court to allow them to foreclose on the shares and sell them to satisfy the IPOF Fund’s margin debt to the firms. The Court has barred such sales through a series of 60 or 90 day injunctions that have been in continuous effect since the commencement of the receivership. The IPOF Fund receiver’s desire has always been to complete the receivership in a reasonable period of time and to sell all of the Innotrac stock held by the IPOF Fund in one or more block transactions or in a manner that would realize the greatest value for the benefit of the IPOF Fund investors. Innotrac has engaged in continuous discussions with the receiver regarding a disposition of the shares of Innotrac stock held by the IPOF Fund since the receivership was implemented in December 2005.

Over the course of 2006 and 2007, Innotrac pursued several potential investors and financial intermediaries regarding the potential purchase of the IPOF Fund’s shares and cooperated with the receiver in his efforts to identify a transaction where the IPOF Fund would receive fair value in a disposition of its shares. By the summer of 2007, none of those potential acquirers or plans had materialized. The Innotrac board was acutely aware of its 34% shareholder’s desire to liquidate its position and the possibility that these shares could be disposed of in a manner not necessarily in the best interest of all other Innnotrac shareholders.

In late 2006, Bellsouth, Innotrac’s long-time largest client, was acquired by AT&T. In June 2007, AT&T conveyed to Innotrac its desire to take proposals from other providers for the services that were then being provided by Innotrac. This uncertainty caused the Innotrac board to focus on the prospects for Innotrac if its largest customer were to be lost.

Acquisitions have been and continue to be an important part of GSI’s publicly-announced growth strategy. GSI has actively sought out possible strategic acquisitions in targeted areas of its business as well as acquisitions of complementary businesses and has met with various companies. As part of this strategy, in 2007, GSI acquired Accretive Commerce, Inc. and Zendor Ltd., and in February of 2008, GSI acquired e-Dialog, Inc.

In light of Innotrac’s concerns about the disposition of the shares held by the IPOF Fund and the potential loss of its largest customer, in late July 2007, Scott D. Dorfman, the chairman, chief executive officer and largest shareholder of Innotrac, accepted an invitation from Michael G. Rubin, the chief executive officer of GSI, a company well known to Mr. Dorfman that includes as part of its service offering the fulfillment and customer care services provided by Innotrac. Mr. Rubin and Mr. Dorfman discussed the businesses of the two companies. After several exploratory meetings during late July 2007 and early August 2007, Mr. Rubin and Mr. Dorfman decided to pursue further discussions about a potential acquisition of Innotrac by GSI. These discussions included a review and analysis of Innotrac’s client accounts, fulfillment and customer care facilities and capabilities and financial results and whether an acquisition of Innotrac would be complementary to GSI’s business. Based on the results of these discussions, GSI conditionally indicated a potential interest in acquiring Innotrac for $55.0 million in cash. On August 8, 2008, GSI also indicated that as a condition to proceeding with further due diligence and negotiations about a potential transaction, it required that Innotrac enter into a 60-day exclusivity arrangement. Additionally, Mr. Rubin and Mr. Dorfman discussed that:

•	Mr. Dorfman would enter into an employment agreement to continue to work for Innotrac for three years after closing at his same base salary plus a $4.0 million stay bonus that would vest after three years of employment following closing, consisting of one-half cash and one-half restricted common stock of GSI;

•	the aircraft lease arrangement between Innotrac and a company owned by Mr. Dorfman would remain in place;

•	Mr. Dorfman would agree to a mutually acceptable non-competition agreement following closing and/or the termination of his service with Innotrac; and

•	Mr. Dorfman would provide GSI with a personal indemnification with respect to any expenses, losses or liabilities arising out of the IPOF Fund litigation and any related or similar matters.

GSI provided an exclusivity agreement to Innotrac on August 8, 2008, which the Innotrac board considered at a meeting on August 9, 2007. The Innotrac board also considered that the price indicated by GSI appeared to be an attractive one and that by granting GSI the opportunity to perform further due diligence GSI could be in a position to make a firm offer. Based upon GSI’s apparent financial ability to complete the transaction, and considering that GSI’s level of seriousness with respect to the transaction could only be assessed if GSI proceeded with more extensive due diligence of Innotrac, the Innotrac board agreed to enter into a 60-day exclusivity period. On August 10, 2008, GSI submitted a non-binding written indication of interest to acquire Innotrac. On August 16, 2007, GSI and Innotrac entered into an exclusivity agreement.

After the exclusivity agreement was entered into in August 2007, GSI proceeded with a business, legal, operational and accounting due diligence investigation of Innotrac through the fall of 2007.

On November 6, 2007, Innotrac’s largest customer, AT&T, notified Innotrac that AT&T had decided to transition in-house their fulfillment business currently performed by Innotrac and that their expectation was to transition the business late in 2008. For the nine months ended September 30, 2007, the AT&T business represented approximately 13% of Innotrac’s total revenue.

As a result of the impending loss of AT&T, Innotrac’s largest customer, and other matters arising from its due diligence investigation, on November 27, 2007, GSI indicated to Innotrac that it would be willing to consider acquiring Innotrac for a purchase price of $40.0 million in cash, with the same compensation and other arrangements for Mr. Dorfman that had been previously discussed.

At a meeting held on November 30, 2007, Innotrac’s board considered the $40.0 million indication of interest from GSI, which was substantially reduced from the $55.0 million indication that the Innotrac board had last considered. At this meeting, the Innotrac board discussed the need to develop a specific operating plan for Innotrac on an independent basis without the AT&T business and considered the importance of that plan identifying required reductions in expenses while increases in revenue from existing and new customers offset the loss of the AT&T business. The Innotrac board also considered the strong desire of the IPOF Fund to liquidate its Innotrac stock position in the near term. The Innotrac board considered that GSI appeared to have available capital to complete the transaction and to be serious about a potential transaction based on the significant legal and business resources that GSI had expended in connection with its due diligence investigation. The Innotrac board also considered whether there might be other potential strategic acquirers of Innotrac and generally agreed that GSI was the most likely strategic candidate. The Innotrac board considered whether there might be financial acquirers but agreed that, based on their knowledge of the characteristics that a financial buyer would desire, Innotrac’s inability to produce consistent profitable operations historically would likely make it a relatively unlikely target for a financial buyer.

Outside legal counsel advised the Innotrac board on its fiduciary duties in connection with considering a potential sale of the entire company. Based on these considerations, the Innotrac board agreed to extend the exclusivity arrangement with GSI through January 31, 2008 to further consider a potential transaction with GSI.

On December 12, 2007, the GSI board met in a special meeting. During that meeting, the status of various GSI strategic opportunities was discussed. GSI’s management reviewed with the GSI board the possible strategic benefits of, and risks related to, an acquisition of Innotrac and the GSI board determined that management should continue to proceed with discussions with Innotrac about a potential acquisition.

During December 2007 and January 2008, GSI continued its due diligence investigation and an initial draft of the merger agreement was distributed to the parties by GSI’s outside legal counsel on January 18, 2008.

In early January 2008, Mr. Dorfman and outside counsel to Innotrac met with the IPOF Fund receiver and the federal judge in the IPOF Fund litigation to discuss the mechanics of a possible settlement of Innotrac’s involvement in the IPOF Fund litigation in conjunction with the potential sale of the entire company. At this time, Mr. Dorfman proposed that the IPOF Fund would receive a lower per share consideration than the other shareholders of Innotrac due to the IPOF Fund’s desire to liquidate its position at an earlier time than the Innotrac board necessarily thought to be optimal. As a result of this discussion with the IPOF Fund receiver, Innotrac preliminarily concluded that a comprehensive settlement of its involvement in the IPOF Fund litigation in conjunction with the IPOF Fund’s sale of its shares as part of the sale of the entire company could be accomplished on terms that would be mutually satisfactory to all parties.

During January 2008, Mr. Dorfman visited or talked with most of Innotrac’s largest clients and concluded that future operations of Innotrac should be better than had previously been projected. Based on these improving results, as well as other considerations, on January 7, 2008, Mr. Dorfman and Mr. Rubin discussed increasing the proposed purchase price from $40.0 million to $47.0 million. As a part of this proposed increase, it was discussed that all Innotrac shareholders receive the same per share consideration in the merger rather than the previously proposed two-tiered structure in which the IPOF Fund would receive a lesser per share consideration than the other shareholders of Innotrac and that Mr. Dorfman’s stay bonus be decreased from the $4.0 million total that had previously been discussed to a $2.5 million grant of restricted GSI common stock with a value based on market price at the closing, which would vest on the third anniversary of Mr. Dorfman’s continued post-closing employment with Innotrac.

At an Innotrac board meeting held on January 24, 2008, the Innotrac board considered the status of negotiations with GSI. Outside legal counsel advised the Innotrac board on its fiduciary duties in connection with considering a potential sale of the entire company and reviewed the advantages and disadvantages to the various methods used to perform a “market test” to determine the best price reasonably achievable for the company. The Innotrac board considered the disadvantages of a pre-signing market test, including:

•	the possibility of alienating GSI, which appeared to be willing to proceed with what was tentatively considered to be an attractive offer;

•	the potential dangers that such a process could have on Innotrac’s relations with its employees, clients and other constituencies;

•	the danger that if such a process failed, it could cause Innotrac to lose the purchase price put forth by GSI in its indication of interest;

•	the small number of potential strategic entities that might be interested in acquiring the company; and

•	Innotrac’s belief that it was a relatively unlikely target for a financial buyer.

The Innotrac board concluded that so long as it could terminate the merger agreement on a reasonable basis if a superior proposal was forthcoming after the merger agreement with GSI was publicly announced, it was reasonable to proceed without performing a pre-signing market check. Accordingly, the Innotrac board focused on the need for reasonable termination fees and expense reimbursement provisions, as well as “fiduciary out” provisions, in the merger agreement — that is, provisions that permitted the Innotrac board to terminate the merger agreement prior to the closing of the merger in the event an alternative acquiror came forward with a superior acquisition proposal. The material issues in the then current draft of the merger agreement were discussed, particularly the provisions in the merger agreement that GSI was seeking to protect its deal, as well as numerous other economic provisions. The Innotrac board gave significant consideration to the IPOF Fund’s frequently expressed desire to sell its shares of Innotrac common stock, the pressures that the IPOF Fund’s receiver continued to exert on Innotrac to sell the company, the fact that the overhang of the IPOF Fund’s block of Innotrac common stock substantially decreased the liquidity for Innotrac’s shareholders, and the potential costs of and management distraction caused by the related IPOF Fund litigation. The Innotrac board instructed management and outside counsel to communicate to GSI Innotrac’s position on the material transaction issues discussed during the meeting. The Innotrac board also asked management to compile a list of potential financial advisors that the board could engage to advise the board on the fairness of the merger consideration should a transaction go forward.

The independent directors of the Innotrac board decided in their executive session during the January 24, 2008 meeting that it would be appropriate for Mr. Dorfman to engage separate counsel, at Innotrac’s expense, to represent him in the negotiation of his personal arrangements in the proposed transaction, including employment, non-competition, restricted stock, voting, indemnification and airplane lease agreements.

The independent board members also considered the advisability of establishing an independent transaction committee to negotiate the transaction with GSI. After consulting with outside counsel, the Innotrac board noted that all members of the Innotrac board, with the exception of Mr. Dorfman, were independent of Innotrac and all had shown a willingness to be, and in fact had been, actively involved in these discussions, and also observed that Mr. Dorfman’s interest as a shareholder of Innotrac should be expected to far outweigh any interest he had in his proposed employment arrangement with GSI. The Innotrac board further noted that its relatively small size made it relatively easy to schedule special meetings. Based on these considerations, the independent directors concluded that a special transaction committee was not necessary at this time.

In the days just prior to the expiration of the exclusivity agreement with GSI on January 31, 2008, counsel for GSI requested that Innotrac execute an extension of the exclusivity period for an additional 60 days. Mr. Dorfman declined to enter into such an extension until the matter could be considered by Innotrac’s board. GSI indicated in response that it would cease all work on the transaction if Innotrac did not extend the exclusivity agreement. Innotrac did not extend the exclusivity agreement, and on February 4, 2008, GSI temporarily ceased all work on the transaction while GSI’s management focused on the completion of its acquisition of e-Dialog, which closed on February 13, 2008, and the integration of e-Dialog’s business with GSI.

On February 5, 2008, Mr. Rubin and Mr. Dorfman discussed GSI’s decision to stop work on the transaction, and Mr. Dorfman indicated to Mr. Rubin that the Innotrac board felt that the price GSI was offering for Innotrac was too low in light of Innotrac’s improved performance. Both companies agreed at that time to remain in close contact with the intent that negotiations and GSI due diligence may be restarted in the future.

After the expiration of the GSI exclusivity period and pending an Innotrac board meeting to consider an extension of the exclusivity period, Mr. Dorfman contacted a business that had been recently acquired by a private equity fund and that had made unsolicited approaches to Innotrac regarding a potential business combination while the GSI exclusivity agreement was in effect and to which Mr. Dorfman had not responded. Mr. Dorfman indicated that Innotrac was no longer subject to an exclusivity obligation and the other company indicated a desire to meet. At this meeting, the other company indicated a general interest in acquiring Innotrac but made no indication as to what price it would be willing to pay or how quickly it would be able to proceed on a transaction.

At a meeting held on February 7, 2008, Innotrac’s board considered the current status of discussions with GSI. Mr. Dorfman described his meeting with the new potential acquirer as positive but very preliminary. He also updated the Innotrac board on several positive developments in the business of Innotrac, including favorable repricing of contracts for certain existing customers, extensions of certain customer contracts, volume increases for other current significant customers and obtaining several new customers. The Innotrac board discussed how these positive developments might affect the projected future financial performance of Innotrac and the Innotrac board’s view of what a reasonable price for the company might be in light of these projected results. Outside counsel discussed with the Innotrac board its duties in the context of selling the company, confirming that those duties were to seek the highest price reasonably achievable and that not extending the exclusivity agreement with GSI and pursuing a higher purchase price either from GSI or from other competing bidders would be consistent with these duties. The Innotrac board considered the need to balance obtaining the best possible price reasonably available against the possibility of losing the only acquisition proposal that was currently pending, the GSI proposal. After considering all these factors, the Innotrac board concluded that Innotrac would not renew the exclusivity agreement with GSI and would continue conversations with the other potential acquirer and any other potential acquirer while also encouraging GSI to increase its price due to the positive developments in Innotrac’s business prospects.

On March 5, 2008, the GSI board held its regularly scheduled quarterly meeting. During that meeting, the status of various GSI strategic opportunities was discussed and the board and management discussed the status of the negotiations with Innotrac and the results of the continuing due diligence investigation of Innotrac. The GSI board determined that management should continue to proceed with discussions with Innotrac.

Mr. Dorfman and outside counsel to Innotrac met with the federal judge in the IPOF Fund litigation and the IPOF Fund receiver on March 31, 2008. At this meeting, the judge and receiver reiterated their need for Innotrac to engage in a transaction that would result in the IPOF Fund being able to sell its shares of Innotrac common stock and the increasing difficulty they would have maintaining a stay on litigation against Innotrac and on the brokerage houses seeking to sell the shares of Innotrac common stock held by them on behalf of the IPOF Fund if a transaction to liquidate the shares was not forthcoming. They made clear that their interest was in causing a transaction to occur in the short term and that taking time to further negotiate a potentially higher purchase price endangered such a transaction. They expressed to Mr. Dorfman and company counsel their strong desire that negotiations be resumed with GSI.

On April 7, 2008, Mr. Dorfman met with GSI’s management. Mr. Dorfman discussed Innotrac’s financial performance and prospects and indicated that if GSI wanted to reengage in merger negotiations, the price offered by GSI would have to increase. Mr. Rubin indicated that GSI may be willing to increase the purchase price, and Mr. Dorfman suggested $50.0 million as the minimum potential purchase price. Mr. Dorfman reported these discussions to the Innotrac board at a meeting held on April 9, 2008. During this meeting, the Innotrac board again discussed with outside counsel alternative methods of testing the price offered by GSI to determine if it was the best price reasonably achievable. Mr. Dorfman indicated that he had attempted to again contact the company with which he previously had discussions regarding a business combination with Innotrac, but there had been no response. The Innotrac board again discussed and ultimately again concluded that the potential harm to customer and employee relations from a process to shop the company, particularly if it were not successful, as well as the risk that taking this course of action could cause GSI to withdraw or reduce its offer if the process were not successful, counseled against such a process. The Innotrac board also discussed with management the possibility of Innotrac staying independent for the near term, including the business risks and capital requirements associated with that scenario. Based on these factors, and the need of the IPOF Fund for a near term transaction to liquidate its position in Innotrac’s common stock, the Innotrac board directed management to pursue discussions with GSI regarding an increased purchase price.

On April 16, 2008, Mr. Rubin arranged a conference call with Mr. Dorfman, George M. Hare, Innotrac’s chief financial officer, Michael Conn, GSI’s chief financial officer, and Scott Rosenberg, GSI’s senior vice president, finance, to discuss Innotrac’s cash flows and business prospects. After that call, Mr. Rubin indicated to Mr. Dorfman that, subject to further review of business trends, GSI would consider offering $50.0 million for Innotrac.

During the latter part of April 2008, Mr. Dorfman talked with Mr. Rubin to attempt to negotiate a purchase price for Innotrac higher than the $50.0 million previously discussed as a result of Innotrac’s enhanced business prospects. As a result of these discussions, GSI indicated that it would be willing to proceed with an indication of interest for $51.0 million in cash for the company, pending completion of due diligence and the negotiation of definitive agreements.

On May 7, 2008, the GSI board held its regularly scheduled quarterly meeting. During that meeting, the status of various GSI strategic opportunities were discussed and the GSI board and management discussed the status of negotiations with Innotrac and the results of the continuing due diligence on Innotrac. The GSI board determined that management should continue to proceed with discussions with Innotrac.

Mr. Dorfman reported his April discussions with Mr. Rubin to Innotrac’s board at its May 8, 2008 meeting. He indicated that GSI had taken a strong position that it would not pay more than $51.0 million for Innotrac despite

Innotrac’s improved financial results. At the meeting, the Innotrac board directed Mr. Dorfman to allow GSI to conduct a more extensive and detailed due diligence investigation of Innotrac during the month of June, as GSI had requested.

On June 25, 2008, GSI indicated to Innotrac that it would again require a formal exclusivity agreement in order to proceed with the due diligence investigation required for it to be able to make a firm offer for Innotrac. During the first week of June, 2008, Messrs. Rubin, Conn, Rosenberg, Dorfman and Hare, and Robert Toner, Innotrac’s senior vice president — logistics, met and continued discussions regarding the transaction.

At a meeting held on July 2, 2008, the Innotrac board determined to enter into a new 60-day exclusivity agreement with GSI. The Innotrac board considered the history of the negotiations with GSI since it had refused to extend the exclusivity arrangement in February and the increased purchase price that had been negotiated as a result of discussions since February, together with the current outlook for Innotrac and the prospects for engaging in a transaction for more than $51.0 million. The Innotrac board also considered whether a more attractive transaction might be available as well as the damage that would potentially result to negotiations with GSI from not entering into the exclusivity arrangement with GSI. Based on all these factors, and the strong desire of the IPOF Fund to engage in a transaction in the near term, the Innotrac board approved entering into a new 60-day exclusivity arrangement with GSI, which was executed by both parties on July 2, 2008.

At its July 2, 2008 meeting, the Innotrac board also considered a list of five potential financial advisors previously presented to the Innotrac board at its February 7, 2008 meeting. After discussing the qualifications of the various advisors, the Innotrac board assigned one of its members, Joel E. Marks, to further interview one of the listed firms, Houlihan Lokey Howard & Zukin Capital, Inc., or Houlihan Lokey, and assigned another of its members to further interview a second firm in order to assist the Innotrac board in determining which advisor to engage.

Between July 2, 2008 and August 25, 2008, GSI and Innotrac continued to negotiate the proposed merger agreement and Innotrac provided extensive written and oral information in connection with GSI’s due diligence investigation. On July 22, 2008, the Innotrac board discussed the qualifications of the two financial advisors interviewed by its members and approved the engagement of Houlihan Lokey as Innotrac’s financial advisor. An engagement letter with Houlihan Lokey was executed by Innotrac on August 18, 2008.

On August 6, 2008, the GSI board held its regularly scheduled quarterly meeting. During that meeting, the status of various GSI strategic opportunities was discussed and the GSI board and management discussed the status of negotiations with Innotrac and the results of the continuing due diligence investigation of Innotrac. The GSI board determined that management should continue to proceed with discussions with Innotrac.

During the week of August 11, 2008, representatives of GSI met with Mr. Dorfman and certain members of Innotrac’s management team in Atlanta for the purpose of conducting an in-depth review of Innotrac’s business, financial results, operations, employees and technology systems. On August 20, 2008, Mr. Rubin and Mr. Dorfman had a phone call during which Mr. Rubin indicated that based on GSI’s in-depth review in Atlanta, GSI believed that as a result of the higher cash requirements of the Innotrac business than GSI had expected and the need for Innotrac to re-pay its term loan facility and the resulting increase in Innotrac’s outstanding line of credit, which would have to be repaid on the closing of the acquisition, GSI would need more capital than it had previously contemplated in order to complete the acquisition and integration of Innotrac as well as the required investments in the Innotrac business. As a result of this need and the increasingly difficult environment for securing such capital due to uncertainties in the capital markets, GSI proposed that a portion of the total purchase price for Innotrac consist of GSI common stock, while the total purchase price would remain at $51.0 million. Mr. Dorfman responded that GSI should pay a larger aggregate purchase price in return for allowing a portion of such consideration to be paid in GSI common stock. As a result of these discussions, GSI indicated that it would be willing to consider an offer of total consideration of $52.0 million, with $22.0 million being paid in GSI common stock.

The Innotrac board considered the proposed restructuring of the purchase price to include GSI common stock at a meeting held on August 25, 2008. Mr. Dorfman began by describing to the Innotrac board his discussions with GSI management during the preceding week, in which he had attempted to secure a higher aggregate purchase price. The Innotrac board focused on the need to provide protection to the aggregate purchase price in the event that the value of GSI common stock declined. It was considered critical for Innotrac to have the ability to terminate the merger agreement if the value of the GSI common stock component of the purchase price declined substantially between execution of the merger agreement and consummation of the merger.

At its August 25, 2008 meeting, the Innotrac board reviewed and discussed with its financial advisor the historic trading patterns of GSI common stock and the views of analysts covering such stock and concluded that the inclusion of GSI common stock as a portion of the purchase price was a favorable development because it would give Innotrac shareholders the ability to continue an investment in the combined entity if they desired, or to sell their shares of GSI common stock if they did not so desire. As a result, the Innotrac board directed management to continue negotiating a transaction with GSI that included a portion of the purchase price in GSI common stock with protection against the value of such stock dropping substantially and to report back to the board.

On August 26, 2008, further discussions between the executive officers and counsel of the companies resulted in GSI expressing a willingness to provide downside protection in the event of substantial decline in the value of its common stock, with GSI maintaining the ability to pay cash or stock to make up a difference in consideration below a yet-to-be-determined decline in value of GSI common stock. At an Innotrac board meeting held on August 29, 2008, the Innotrac board considered this situation and concluded that the downside risk protection that had been achieved was adequate. Mr. Dorfman also reported to the Innotrac board that he had communicated the substance of these negotiations with GSI to the IPOF Fund receiver and his counsel, and that they clearly supported the transaction as currently proposed by GSI and actively desired that Innotrac not engage in further negotiations over purchase price, as doing so could jeopardize the potential transaction with GSI. The Innotrac board directed Mr. Dorfman to continue to negotiate the final terms of the downside protection with GSI.

Between August 25, 2008 and September 15, 2008, the parties continued to negotiate the terms of the merger agreement and Mr. Dorfman’s individual counsel negotiated with GSI regarding the terms and conditions of Mr. Dorfman’s personal agreements with Innotrac and GSI. GSI also continued its due diligence investigation and the parties engaged in discussions and written communications with the staff of the SEC seeking a waiver of the requirement to include in the proxy statement/prospectus relating to the acquisition the audited financial statements of the ClientLogic Corporation business acquired by Innotrac in 2006. In addition, due to the restructuring of the transaction to include GSI common stock as a portion of the consideration, Innotrac conducted a due diligence investigation of GSI. As a result of the continued discussions between representatives of Innotrac and GSI, the maximum downside risk to the aggregate purchase price that the shareholders of Innotrac would suffer as a result of a decline in GSI’s stock price was set at $4.4 million.

On September 15, 2008, GSI in-house attorneys and Innotrac’s outside counsel met with the federal judge in the IPOF Fund litigation and the IPOF Fund receiver in Cleveland, so that GSI could determine independently that the settlement agreement previously described by Innotrac was agreeable to the receiver and that the receiver supported the transaction with GSI, including the terms of the agreements with Mr. Dorfman.

On September 23, 2008, the GSI board held a special meeting to consider the acquisition of Innotrac. At this meeting, the GSI board discussed the risks and benefits of acquiring Innotrac and how this transaction would fit within GSI’s growth strategy. The GSI board delegated to the Financing and Acquisitions Committee of the board the authority to continue to review and negotiate the acquisition of Innotrac within certain parameters set by the GSI board.

On September 28, 2008, GSI notified Mr. Dorfman that due to the worsening credit markets, GSI had determined that it must alter the mix of aggregate consideration from $30.0 million in cash and $22.0 million in GSI common stock to $30.0 million in GSI common stock and $22.0 million in cash. After significant negotiation and discussion between management and attorneys for both parties, Innotrac’s board at a meeting held on October 1, 2008 agreed to move forward with negotiations on a deal that reflected the change in the percentage of the consideration that would be paid in cash and in GSI common stock, so long as the maximum dollar value of downside risk resulting from a decline in GSI’s stock price would remain at the previously agreed $4.4 million. Also at its meeting on October 1, 2008 the Innotrac board reviewed and discussed Houlihan Lokey’s preliminary financial analysis with respect to Innotrac and the proposed merger.

From September 29 to October 5, 2008, representatives of Innotrac and GSI management, together with inside counsel for GSI and outside counsel for both companies, negotiated the final terms of the merger agreement. Mr. Dorfman’s personal counsel negotiated with GSI’s in-house and outside counsel the terms of Mr. Dorfman’s personal agreements with Innotrac and GSI, including employment, nondisclosure, noncompetition and nonsolicitation, voting, cooperation and indemnification, airplane charter, and restricted stock grant agreements.

Innotrac’s board convened a meeting on October 5, 2008 to give final consideration to the proposed merger agreement with GSI. The Innotrac board reviewed with outside counsel the material terms of the transaction, including Mr. Dorfman’s personal agreements with Innotrac and GSI, and particularly discussed changes in those terms that had taken place during the all-hands negotiating sessions held over the preceding week. The most significant of these changes were: the calculation of the precise market prices of GSI stock within which the adjustments to the aggregate number of shares to be received would be affected; the modification in the term of Mr. Dorfman’s voting agreement so that he could vote for a superior acquisition proposal that the Innotrac board recommended but would be required to pay to GSI two-thirds of the incremental consideration to which he would be entitled in connection with such superior transaction; Mr. Dorfman’s indemnification obligations to GSI with respect to the IPOF Fund litigation and certain other proceedings and the escrow to be established by Mr. Dorfman to secure such obligations; the additional representations made by GSI resulting from its common stock being a part of the consideration; the required continuation of Innotrac’s revolving credit facility; and the final termination fee and expense reimbursement provisions.

The Innotrac board then discussed in detail the various rationales for selling the company at this time and in this transaction with GSI and for relying on Innotrac’s ability to terminate its agreement with GSI in the event of a superior offer after signing the merger agreement rather than engaging in a pre-signing process to shop the company. This detailed discussion covered

•	the desire of the IPOF Fund to sell its Innotrac shares, comprising 34% of the total outstanding shares;

•	the execution risk of continuing as a stand-alone business;

•	the impact of the expected loss of the AT&T business;

•	the ongoing liquidity issues facing Innotrac; and

•	the attractiveness of GSI as a potential acquirer.

The Innotrac board also considered whether to enter into a merger agreement with the post-signing termination provisions and considered whether other offers would be likely, the damages that a pre-signing process to shop the company would cause and the level of termination fees and expense reimbursement provided for in the merger agreement.

At the request of the Innotrac board, Houlihan Lokey reviewed and discussed Houlihan Lokey’s analyses with respect to Innotrac and the proposed merger and rendered its opinion with respect to the fairness, from a financial point of view, of the per share merger consideration to be received by holders of Innotrac common stock, other than Mr. Dorfman, in the proposed merger pursuant to the merger agreement. Legal counsel then reviewed with the Innotrac board its fiduciary obligations in the context of a sale of the whole company and outlined the due diligence investigation that had been conducted on behalf of Innotrac with respect to GSI, which Innotrac conducted when a substantial portion of the purchase price was proposed to consist of GSI common stock.

The meeting concluded with the Innotrac board unanimously adopting the merger agreement and determining the acquisition of Innotrac by GSI as being advisable and fair to and in the best interest of the shareholders of Innotrac and recommending that the merger agreement be approved by the shareholders of Innotrac. The Innotrac board unanimously, with Mr. Dorfman abstaining, approved the employment agreement and other arrangements with Mr. Dorfman, to be effective only upon the consummation of the merger. The Innotrac board also approved the settlement agreement with the receiver for the IPOF Fund and a transition services agreement with George Hare, chief financial officer of Innotrac to be effective only upon the consummation of the merger.

On October 5, 2008, GSI held a special meeting of the Financing and Acquisitions Committee of its board at which the Financing and Acquisitions Committee approved the final terms of the acquisition, the merger agreement and the related agreements.

The merger agreement was executed by the parties in the evening of October 5, 2008, concurrently with the execution by Mr. Dorfman of his voting, employment and other agreements with the counterparties thereto, and the execution of the IPOF Fund settlement agreement by Innotrac and the IPOF Fund receiver.

On October 6, 2008, before the opening of the U.S. stock markets, Innotrac and GSI issued a joint press release announcing the execution of the merger agreement.

Innotrac’s Reasons for the Merger; Recommendation of Innotrac Board

In determining that the merger with GSI is advisable, fair to and in the best interest of the Innotrac shareholders, the Innotrac board consulted with its senior management, financial advisor and legal counsel, reviewed a significant amount of information and considered a number of factors. The following describes material reasons, factors and information taken into account by the Innotrac board in deciding to approve and adopt the merger agreement and the transactions contemplated thereby and to recommend that Innotrac shareholders approve the merger agreement:

•	Execution Risk of Remaining a Stand-alone Public Company. The Innotrac board considered the business, competitive position, strategy, and prospects of Innotrac; the risk that Innotrac would not be able to successfully implement its strategy and achieve its prospects, particularly in light of its uneven historical operating results — Innotrac had experienced net losses in three of the five fiscal years ended December 31, 2007; the competitive position of current and likely competitors in the industry in which Innotrac competes; and current economic and market conditions. The Innotrac board considered Innotrac’s historical challenges in securing sufficient working capital to operate its business (which had necessitated Mr. Dorfman pledging his personal property to secure a portion of Innotrac’s revolving credit facility), and the considerable compliance costs Innotrac had incurred, particularly relative to Innotrac’s relatively small size, as a result of being a public company, including requirements related to the maintenance of internal control over financial reporting.

•	Expected Loss of AT&T as a Client. On November 6, 2007, AT&T, Innotrac’s long-time largest client, notified Innotrac that it intended to transition its fulfillment business from Innotrac to an “in-house” operation. For the nine months ended September 30, 2007, the AT&T business represented approximately 13% of Innotrac’s total revenue. The Innotrac board considered the pending loss of this business and the significant changes to operations that likely would be required for Innotrac to continue to operate as a stand-alone entity without the AT&T business.

•	IPOF Fund Situation. The Innotrac board considered the currently stayed IPOF Fund litigation and the injunctions against the proposed foreclosure and sale of the IPOF Fund shares by the brokerage houses holding them in margin accounts; the strong desire of the receiver for the IPOF Fund to liquidate the IPOF Fund’s shares of Innotrac common stock (representing approximately 34% of the total outstanding shares of Innotrac common stock); the fact that if a method of disposing of the Innotrac common stock held by the IPOF Fund in an orderly fashion did not materialize in the near term the court overseeing the receivership of the IPOF Fund might feel compelled to lift the stays on the IPOF Fund litigation and on the proposed foreclosure and sale of the shares by the brokerage houses holding them in margin accounts; and the fact that the existence of the nontrading 34% block owned by the IPOF Fund, in combination with the approximately 43% holdings of Mr. Dorfman and his wife, deprived Innotrac common stock of any significant market liquidity. With respect to the IPOF Fund litigation, the Innotrac board recognized that, even though it believed such lawsuits to be wholly without merit, such lawsuits could do great harm to the business of Innotrac, including by distracting management, causing Innotrac to incur substantial legal costs and harming the market value of Innotrac common stock if the court lifted the stays and allowed them to proceed. The Innotrac board considered that the proposed merger would resolve these issues by allowing a satisfactory settlement agreement with respect to the IPOF Fund litigation matters to be entered into.

•	Financial Analysis and Opinion of Innotrac’s Financial Advisor. The Innotrac board considered the financial analysis of Houlihan Lokey that was reviewed and discussed with the Innotrac board, as well as the oral opinion of Houlihan Lokey to the Innotrac board on October 5, 2008 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated the same date) with respect to the fairness, from a financial point of view, of the per share merger consideration to be received by holders of Innotrac common stock, other than Mr. Dorfman, in the proposed merger pursuant to the merger agreement.

•	Per Share Merger Consideration. The Innotrac board considered that the value of the per share merger consideration of $4.03 (assuming the GSI Average Price is in the range of $13.03 to $20.85, inclusive) represented a premium over the recent historical prices of Innotrac common stock. In particular, it represents an approximate 11.7% premium over the average closing price of Innotrac common stock over the three months preceding the execution of the merger agreement and an approximate 19.3% premium over the average closing price over the preceding twelve months.

•	Illiquidity of Innotrac Common Stock. The Innotrac board considered the historically consistent “thin” trading profile of Innotrac’s common stock, which has resulted in the unavailability of the public trading market as a source of meaningful liquidity for Innotrac’s limited number of shareholders, particularly in light of the fact that approximately 77% of the outstanding common stock was owned by Mr. Dorfman, his wife and the IPOF Fund. The Innotrac board was concerned that a significant improvement in the liquidity of Innotrac’s common stock, in order to permit its shareholders to realize stable or predictable value for their shares through the public trading market, was not likely for the foreseeable future in the absence of an extraordinary development.

•	Uncertainties of General Economic Conditions. The Innotrac board considered the potential risks and other implications for Innotrac’s business of the declining general economic conditions that had been exacerbated in recent months as the impact of the increasingly negative lending environment expanded and deepened. The Innotrac board was concerned that these economic conditions would hamper Innotrac’s ability to achieve significant improved operating results and enhanced profitability, despite efforts and initiatives to do so.

•	No Other Acquirors Emerged. The Innotrac board considered that no other serious acquirors for Innotrac had developed, despite Innotrac’s occasional conversations with potential acquirors, Innotrac’s and the receiver’s efforts over a three year period to locate a buyer for the IPOF Fund’s shares, and the repeated public announcements by Innotrac and the receiver that the 34% block of shares held by the IPOF Fund were available for purchase, which efforts and publicity were thought to have been likely to generate interest by potential acquirors for the entire company, if any such material interest existed.

•	The Strategic Fit of GSI with Innotrac. The Innotrac board considered GSI as an attractive acquirer for Innotrac. The Innotrac board reviewed business information concerning GSI, including the nature of GSI’s business, GSI’s client base, its stock performance and capitalization. The Innotrac board determined that GSI was well-capitalized, would be a good strategic fit with Innotrac and appeared to be motivated to effect the acquisition of Innotrac.

•	Terms of the Merger Agreement. The Innotrac board considered the financial and other terms and conditions of the merger agreement, by themselves and in comparison to the terms of agreements in other similar transactions, including:

•	the right of the Innotrac board in certain circumstances to respond to an unsolicited bona fide proposal for an alternative acquisition that is a superior proposal (as defined in the merger agreement), provided Innotrac otherwise complies with certain terms of the merger agreement;

•	the ability of the Innotrac board to change its recommendation with respect to the merger if Innotrac receives an unsolicited acquisition proposal that the Innotrac board determines to be a superior proposal (as defined in the merger agreement);

•	the Innotrac board’s belief, after consultation with its financial advisor and legal counsel, that Innotrac’s obligation to pay a termination fee of $1.6 million and reimbursement of expenses up to $1.0 million to GSI (and the circumstances when such fee and reimbursement is payable) should not be expected to preclude other parties from proposing an alternative transaction that might be more advantageous to Innotrac’s shareholders than the merger;

•	GSI’s obligation to complete the merger not being subject to any financing contingencies, and GSI’s representation of its ability to pay the cash merger consideration on the contemplated closing date; and

•	the likelihood of Innotrac satisfying the other conditions to GSI’s obligations to complete the merger and the likelihood that the merger will be completed.

Innotrac’s board of directors also considered a variety of risks and other potentially negative factors relating to the merger in its deliberations, including:

•	Reduction of Merger Consideration if GSI Stock Price Declines Below $13.03. The Innotrac board considered that the value of the per share merger consideration could be less than $4.03 if the GSI Average Price declined below $13.03. The Innotrac board considered that the per share merger consideration could decline to as low as $3.69 before Innotrac would have the right to terminate the merger agreement, which is approximately 2.2% more than the average closing price of Innotrac stock over the three months preceding the execution of the merger agreement and approximately 9.3% more than the average closing price over the preceding twelve months. The Innotrac board considered that the 52-week range of prices for GSI common stock preceding the execution of the merger agreement was $9.54 to $29.27.

•	Officers and Directors. The interests of Innotrac’s executive officers and directors in the merger may be, or may be perceived to be, different from, or in addition to, the interests of Innotrac’s shareholders generally. See “— Interests of Innotrac’s Directors and Executive Officers in the Merger” beginning on page 72. In particular, when considering the employment, restricted stock and other post-closing arrangements of Mr. Dorfman, the board took note of the additional liabilities and obligations that were being undertaken by Mr. Dorfman, including his agreements not to compete with the company, his employment commitment and his obligation to indemnify for all expenses or liabilities arising from the IPOF Fund litigation.

•	Disruptions. The potential impact of the announcement and pendency of the merger, including the potential impact of the merger on Innotrac’s customers and the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to close the merger with GSI, which could potentially impair Innotrac’s prospects as an independent company if the merger is not consummated.

•	Operating Restrictions. Pursuant to the merger agreement, Innotrac must generally conduct its business in the ordinary course, and Innotrac is subject to a variety of other restrictions on the conduct of its business prior to closing of the merger (or termination of the merger agreement), which may delay or prevent Innotrac from pursuing business opportunities that may arise or preclude actions that would be advisable if Innotrac were to remain an independent company because the merger was not consummated.

•	Failure to Close. Generally, the risks and costs to Innotrac if the merger does not close for any reason, including the diversion of management and employee attention, employee attrition and the effect on customer and vendor relationships.

•	No Solicitation; Termination Fee. Under the terms of the merger agreement, Innotrac cannot solicit other acquisition proposals or, except under certain circumstances, terminate the merger agreement in connection with other acquisition proposals, and Innotrac must pay to GSI a termination fee of $1.6 million, as well as the reimbursement of expenses up to $1.0 million, if the merger agreement is terminated under certain circumstances, which might have the effect of discouraging other parties from proposing an alternative transaction that might be more advantageous to Innotrac’s shareholders than the merger.

•	Taxable Merger. The Innotrac board considered the fact that the income realized by shareholders as a result of the merger generally will be taxable to such shareholders.

The foregoing discussion of the factors considered by Innotrac’s board is not intended to be exhaustive, but rather includes material factors that the Innotrac board considered in approving and adopting the merger agreement and recommending the merger. In view of the wide variety of factors considered by Innotrac’s board in connection with its evaluation of the merger and the complexity of these factors, Innotrac’s board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign any specific or relative weights to the specific factors it considered in reaching its determination. The Innotrac board considered all these factors as a whole, and determined that the merger was in the best interests of Innotrac and its shareholders. In considering the factors described above, individual directors may have assigned different weights to different factors.

It should be noted that portions of the explanation of the Innotrac board’s reasoning and other information presented in this section are forward-looking in nature and, therefore, should be read along with the factors discussed under the caption “Forward-Looking Statements” on page 45.

For the reasons set forth above, the Innotrac board unanimously determined each of the merger and the merger agreement and the transactions contemplated thereby to be advisable, fair and in the best interest of Innotrac and its shareholders, and approved and adopted each of the merger and the merger agreement and the transactions contemplated thereby, and recommended that Innotrac’s shareholders vote “FOR” approval of the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

GSI’s Reasons for the Merger

The GSI board has unanimously determined that it is advisable and in the best interest of GSI to enter into a merger agreement with Innotrac pursuant to which GSI would acquire Innotrac. GSI’s board of directors authorized its Financing and Acquisitions Committee to approve the final terms of the merger agreement. The Financing and Acquisitions Committee, consisting of GSI directors M. Jeffrey Branman, Mark S. Menell and Lawrence S. Smith, has unanimously determined that the terms of the merger agreement and the merger are fair to, and in the best interests of, GSI. In reaching their respective determinations, the GSI board and the Financing and Acquisitions Committee consulted with GSI’s senior management and legal counsel, and gave significant consideration to a number of factors bearing on their respective decisions. The following are the reasons the GSI board and the Financing and Acquisitions Committee believe that the merger will be beneficial to GSI:

•	the merger will expand GSI’s fulfillment center and customer care capacities;

•	GSI will obtain Innotrac’s clients and will have the potential to expand these relationships to include other GSI services, if possible; and

•	the merger will allow GSI to begin its regional distribution strategy earlier than anticipated, which will enable GSI’s clients to deliver packages to their customers more quickly while saving money on delivery costs.

The terms of the merger agreement, including the merger consideration, were the results of arm’s-length negotiations between the representatives of GSI and Innotrac. In addition to the reasons stated above, in the course of its deliberations concerning the merger, the GSI board and the Financing and Acquisitions Committee reviewed a number of other factors relevant to the merger. The following are the material factors that were considered by the GSI board and the Financing and Acquisitions Committee:

•	information concerning the business, assets, operations, management, financial condition, operating results, competitive position and prospects of GSI and Innotrac, separately and as a combined institution;

•	the judgment, advice and analyses of GSI’s management with respect to the potential strategic, financial and operational benefits of the merger, including GSI’s management’s favorable recommendation of the merger, based in part on the business, operational, financial, accounting and legal due diligence investigations performed with respect to Innotrac;

•	the ability of the two companies to effectively integrate their businesses and cultures;

•	the results of the due diligence review conducted on Innotrac;

•	the belief by GSI that the merger will have a positive impact on GSI’s financial results in 2009;

•	the terms and conditions of the merger agreement, including the non-solicitation provisions, the merger consideration exchange ratio, the associated “collar” feature and GSI’s ability to pay any or all of the stock portion of the merger consideration in cash;

•	the fact that upon the termination of the merger agreement, under specified circumstances, Innotrac will be required to pay GSI a termination fee of $1.6 million and/or reimburse GSI for up to $1.0 million of its expenses incurred in connection with the merger;

•	that Mr. Dorfman agreed, subject to certain exceptions, to indemnify GSI, for up to $10.0 million, from and against all claims, damages or expenses arising out of, among other matters, matters related to litigation involving the IPOF Fund;

•	that, in order to secure his indemnification obligations, Mr. Dorfman agreed to escrow, subject to the terms of an escrow agreement, $4.0 million of his merger consideration that he will receive in the merger;

•	that Mr. Dorfman agreed that, if the merger agreement is terminated under certain circumstances, he will pay to GSI two-thirds of the amount by which the proceeds payable to Mr. Dorfman in connection with any alternative acquisition proposal exceeds the merger consideration payable to Mr. Dorfman by GSI under the merger agreement provided that such acquisition proposal is completed or entered into (and subsequently completed) during the one year period after termination of the merger agreement; and

•	that Mr. Dorfman and his wife have agreed to vote the Innotrac shares held by them in favor of the merger.

The GSI board and the Financing and Acquisitions Committee also considered a number of potentially negative factors in its deliberations concerning the merger, including:

•	litigation involving Innotrac, certain Innotrac officer and directors, the IPOF Fund, and investors in the IPOF Fund regarding the IPOF Fund’s ownership of Innotrac common stock and allegations of misconduct by Innotrac and certain Innotrac officers and directors in the IPOF Fund litigation;

•	the risks of integrating the operations of GSI and Innotrac, including the risks that integration costs may be greater and the synergy benefits lower, than anticipated by GSI management;

•	the time, effort and costs involved in combining the two businesses, including the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the possibility that the merger might not be consummated and the effect of the public announcement of the merger on GSI;

•	the possibility that the merger might adversely affect Innotrac’s relationship with its clients and/or employees;

•	the transaction costs and expenses incurred and to be incurred in connection with the merger; and

•	various other applicable risks associated with the combined company and the merger, including those described under the section entitled “Risk Factors” beginning on page 17 of this proxy statement/prospectus.

The GSI board and the Financing and Acquisitions Committee concluded, however, that the benefits of the transaction outweighed the risks associated with these negative factors.

GSI does not intend this discussion of the information and factors considered by the GSI board and the Financing and Acquisitions Committee to be exhaustive, although this discussion does include all material factors considered by the GSI board and the Financing and Acquisitions Committee. Neither the GSI board nor the Financing and Acquisitions Committee assigned any relative or specific weight to the factors considered and individual directors of GSI might have weighed factors differently.

It should be noted that portions of the explanation of the GSI board’s reasoning and other information presented in this section are forward-looking in nature and, therefore, should be read along with the factors discussed under the caption “Forward-Looking Statements” on page 45.

Opinion of Innotrac’s Financial Advisor

Innotrac’s board retained Houlihan Lokey as its financial advisor in connection with the proposed merger. At Innotrac’s board meeting on October 5, 2008, Houlihan Lokey rendered its oral opinion to the Innotrac board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated the same date) to the effect that, as of October 5, 2008, the per share merger consideration to be received by holders of Innotrac common stock, other than Mr. Dorfman, in the proposed merger pursuant to the merger agreement was fair to such holders from a financial point of view.

Houlihan Lokey’s opinion was directed to the Innotrac board and only addressed the fairness, from a financial point of view, of the per share merger consideration to be received by holders of Innotrac common stock, other than Mr. Dorfman, in the proposed merger pursuant to the merger agreement, and did not address any other aspect or implication of the proposed merger. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute advice or a recommendation to any shareholder as to how such shareholder should act or vote with respect to any matter relating to the proposed merger.

In arriving at its opinion, Houlihan Lokey:

1. reviewed the following agreements and documents:

a. a draft, dated October 3, 2008, of the merger agreement; and

b.	a draft, dated October 3, 2008, of the voting, cooperation and indemnification agreement between Mr. Dorfman, his wife and GSI;

2.	reviewed certain publicly available business and financial information relating to Innotrac and GSI that Houlihan Lokey deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Innotrac made available to Houlihan Lokey by Innotrac, including financial projections (and adjustments thereto) prepared by the management of Innotrac relating to Innotrac;

4.	spoke with certain members of the managements of Innotrac and GSI and certain of their representatives and advisers regarding the respective businesses, operations, financial condition and prospects of Innotrac and GSI, the transaction and related matters;

5.	compared the financial and operating performance of Innotrac and GSI with that of other public companies that Houlihan Lokey deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for Innotrac’s and GSI’s publicly traded securities, and the historical market prices and certain financial data of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of Innotrac advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections reviewed by Houlihan Lokey with respect to Innotrac were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Innotrac, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Innotrac or GSI since the date of the most recent financial statements provided to Houlihan Lokey, and that there was no information or any facts that would have made any of the information reviewed by Houlihan Lokey incomplete or misleading. Houlihan Lokey did not consider any aspect or implication of any transaction to which Innotrac or GSI may be a party (other than as specifically described in the opinion with respect to the merger).

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein were true and correct, (b) each party to all such agreements would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the proposed transaction would be satisfied without waiver thereof, and (d) the proposed transaction would be consummated in a timely manner in accordance with the terms described in the merger agreement and all other related documents and instruments provided to Houlihan Lokey, without any amendments or modifications thereto. Houlihan Lokey also relied upon and assumed, without independent verification, that (i) the proposed merger would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the proposed merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of Innotrac or GSI, or otherwise have an adverse effect on Innotrac or GSI or any expected benefits of the proposed merger. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final forms of any draft agreements provided to Houlihan Lokey would not differ in any material respect from the drafts of said agreements.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Innotrac, GSI or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity. Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Innotrac or GSI is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Innotrac or GSI is or may be a party or is or may be subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the proposed merger, the assets, businesses or operations of Innotrac or any other party, or any alternatives to the proposed merger, (b) negotiate the terms of the proposed merger, or (c) advise the Innotrac board, the GSI board or any other party with respect to alternatives to the proposed merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date of its opinion. Houlihan Lokey did not express any opinion as to what the value of GSI stock actually will be when issued pursuant to the proposed merger or the price or range of prices at which GSI stock may be purchased or sold at any time. Houlihan Lokey assumed that the GSI stock to be issued in the proposed merger to the holders of Innotrac common stock would be listed on the Nasdaq Global Select Market.

Houlihan Lokey’s opinion was furnished for the use and benefit of the Innotrac board in connection with its consideration of the proposed merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion was not intended to be, and did not constitute, a recommendation to the Innotrac board, any security holder or any other person as to how to act or vote with respect to any matter relating to the proposed merger.

Houlihan Lokey’s opinion only addressed the fairness from a financial point of view to the holders of Innotrac common stock, other than Mr. Dorfman, of the per share merger consideration to be received by such holders in the proposed merger pursuant to the merger agreement and did not address any other aspect or implication of the proposed merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise (including, without limitation, the Settlement Agreement dated as of October 5, 2008 by and between Innotrac and Mark E. Dottore, as the court appointed receiver for all assets of any kind of IPOF L.P., IPOF Fund, IPOF Fund II, L.P., GSI (an entity unrelated to GSI Commerce, Inc.) and GSGI). Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decisions of Innotrac, GSI, their respective security holders or any other party to proceed with or effect the proposed merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the proposed merger or otherwise (other than the per share merger consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the proposed merger to the holders of any class of securities, creditors or other constituencies of Innotrac or GSI, or to any other party, except as set forth in the opinion, (iv) the relative merits of the proposed merger as compared to any alternative business strategies that might exist for Innotrac, GSI or any other party or the effect of any other transaction in which Innotrac, GSI or any other party might engage, (v) the fairness of any portion or aspect of the proposed merger to any one class or group of Innotrac’s or any other party’s security holders vis-à-vis any other class or group of Innotrac’s or such other party’s security holders (including without limitation the allocation of any consideration amongst or within such classes or groups of security holders), (vi) whether or not Innotrac, GSI, their respective security holders or any other party is receiving or paying reasonably equivalent value in the proposed merger, (vii) the solvency, creditworthiness or fair value of Innotrac, GSI or any other participant in the proposed merger under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount or nature of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the proposed merger, any class of such persons or any other party, relative to the per share merger consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It was assumed that such opinions, counsel or interpretations have been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with Innotrac’s consent, on the assessment by Innotrac, GSI and their advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to Innotrac, GSI and the proposed merger. The issuance of the opinion was approved by a Houlihan Lokey committee authorized to approve opinions of this nature.

In preparing its opinion to the Innotrac board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s valuation analyses is not a complete description of the analyses underlying Houlihan Lokey’s fairness opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses are readily susceptible to partial analysis or summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Houlihan Lokey believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Houlihan Lokey considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the written opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Innotrac or the proposed merger. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. The implied valuation reference ranges indicated by Houlihan Lokey’s analyses are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond our control and the control of Houlihan Lokey. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion and analyses were provided to the Innotrac board in connection with its consideration of the proposed merger and Houlihan Lokey’s analyses were among many factors considered by the Innotrac board in evaluating the proposed merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the aggregate consideration or of the views of the Innotrac board or Innotrac’s management with respect to the proposed merger.

The following is a summary of the material valuation analyses performed in connection with the preparation of Houlihan Lokey’s opinion rendered to the Innotrac board on October 5, 2008. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics including:

Enterprise Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) plus the value of its minority interests plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet).

EBITDA — generally the amount of the relevant company’s earnings before interest, taxes, depreciation, and amortization for a specified time period.

Unless the context indicates otherwise, enterprise values used in the selected companies analysis described below were calculated using the closing price of the common stock of the selected companies listed below as of October 3, 2008, and the transaction value for the companies used in the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the publicly disclosed terms of the transaction and other publicly available information. Estimates of EBITDA and revenue for Innotrac for the fiscal years ending December 31, 2008 through December 31, 2012 were based on estimates provided by Innotrac’s management. Estimates of EBITDA and revenue for the selected companies listed below for the fiscal years ending 2008 and 2009 were based on publicly available research analyst estimates for those companies.

For purposes of the selected companies, selected transactions and discounted cash flow analyses summarized below, Innotrac’s historical and projected revenues and EBITDA were adjusted to exclude the revenue and EBITDA previously generated and expected by Innotrac’s management to be generated pursuant to Innotrac’s contracts with AT&T to provide AT&T with certain services because Innotrac has been advised by AT&T that those contracts will not be renewed. Houlihan Lokey then calculated and added to the results of these analyses the net present value of the unlevered, after-tax cash flows expected to be generated pursuant to the AT&T contracts for the balance of the terms of the contracts using discount rates ranging from 14% to 16% based on Innotrac’s weighted average cost of capital and the net present value of Innotrac’s net operating losses using discount rates ranging from 17% to 19% based on Innotrac’s cost of equity. Houlihan Lokey then compared the implied per share reference ranges indicated by the analyses to the per share merger consideration of $4.03 assuming the volume weighted price of GSI stock for the 20 trading days ending on, and including, the third trading day prior to the scheduled date of the Innotrac shareholder meeting, referred to as the GSI Average Price, is greater than or equal to $13.03 and less than or equal to $20.85. The per share merger consideration is subject to adjustment depending upon the GSI Average Price and GSI’s election to pay cash in lieu of some or all of the stock component of the merger consideration, as described in more detail in “— Material Terms of the Merger Agreement — Merger Consideration.”

Selected Companies Analysis

Houlihan Lokey calculated the multiples of enterprise value to revenue, EBITDA and certain other financial data for Innotrac and selected companies in the e-commerce, order processing, fulfillment and customer care services industries.

The calculated multiples included:

•	Enterprise Value as a multiple of last twelve months (LTM) revenue;

•	Enterprise Value as a multiple of estimated 2008 (2008E) revenue;

•	Enterprise Value as a multiple of estimated 2009 (2009E) revenue; and

•	Enterprise Value as a multiple of 2009E EBITDA.

The selected companies were selected because they were deemed to be similar to Innotrac in one or more respects which included nature of business, size, diversification, financial performance and geographic concentration. No specific numeric or other similar criteria were used to select the selected companies and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a similarly sized company with less similar lines of business and greater diversification may have been excluded. Houlihan Lokey identified a sufficient number of companies for purposes of its analysis but may not have included all companies that might be deemed comparable to Innotrac. The selected companies were:

•	GSI Commerce Inc.;

•	PFSweb Inc.;

•	StarTek Inc.; and

•	Sykes Enterprises, Incorporated.

The selected companies analysis indicated the following:

Multiple Description	High		Low		Median		Mean

Enterprise Value as a multiple of:
LTM Revenue	1.02	x	0.06	x	0.54	x	0.54	x
2008E Revenue	0.87	x	0.06	x	0.51	x	0.49	x
2009E Revenue	0.76	x	0.22	x	0.71	x	0.57	x
2009E EBITDA	8.2	x	2.6	x	6.1	x	5.6	x

Houlihan Lokey applied multiple ranges based on the selected companies analysis to corresponding financial data for Innotrac provided by Innotrac’s management as adjusted to exclude the revenue and EBITDA previously generated and expected by Innotrac’s management to be generated pursuant to Innotrac’s contracts with AT&T. Houlihan Lokey then added the net present value of the unlevered, after-tax cash flows expected to be generated pursuant to the AT&T contracts for the balance of the terms of the contracts using discount rates ranging from 14% to 16% based on Innotrac’s weighted average cost of capital and the net present value of Innotrac’s net operating losses using discount rates ranging from 17% to 19% based on Innotrac’s cost of equity. The selected companies analysis indicated (i) an implied per share reference range of $2.68 to $3.18 based on the LTM adjusted revenue of Innotrac, (ii) an implied per share reference range of $2.53 to $3.00 based on the 2008E adjusted revenue of Innotrac, (iii) an implied per share reference range of $2.77 to $3.29 based on the 2009E adjusted revenue of Innotrac, and (iv) an implied per share reference range of $3.08 to $3.65 based on the 2009E adjusted EBITDA of Innotrac, in each case as compared to the assumed per share merger consideration of $4.03.

Selected Transactions Analysis

Houlihan Lokey calculated multiples of enterprise value to revenue and certain other financial data based on the purchase prices paid in selected publicly-announced transactions involving target companies in the e-commerce, order processing, fulfillment and customer care services industries that it deemed relevant. The calculated multiples included Enterprise Value as a multiple of LTM revenue.

The selected transactions were selected because the target companies were deemed to be similar to Innotrac in one or more respects including the nature of their business, size, diversification, financial performance and geographic concentration. No specific numeric or other similar criteria were used to select the selected transactions and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a transaction involving the acquisition of a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a transaction involving the acquisition of a similarly sized company with less similar lines of business and greater diversification may have been excluded. Houlihan Lokey identified a sufficient number of transactions for purposes of its analysis, but may not have included all transactions that might be deemed comparable to the proposed transaction. The selected transactions were:

Date
Target	Acquiror	Announced

PeopleSupport Inc.	Aegis BPO Services Ltd.	8/3/2008
Premier BPO, Inc.	Allied Digital Services Ltd.	7/8/2008
PRC, LLC, Huntington Operations	DirecTV Group Inc.	5/27/2008
Electronic Data Systems Corporation	Hewlett-Packard Co.	5/13/2008
Influent Inc.	IPVG Corp.	12/21/2007
Outsourcing Solutions Inc.	NCO Group Inc.	12/11/2007
Zendor.com Ltd.	GSI Commerce Inc.	11/30/2007
PRC, LLC	Diamond Castle Holdings, LLC	11/3/2007
Accretive Commerce, Inc.	GSI Commerce Inc.	8/16/2007
Ideaforest.com, Inc.	Jo-Ann Stores Inc.	8/15/2007
Nationwide Credit, Inc.	Ocwen Financial Corp.	6/6/2007
Datatrac Information Services, Inc.	Computer Sciences Corp.	12/7/2006
AFFINA	Hinduja Ventures Ltd.	10/25/2006
SITEL Corp.	Sitel Worldwide Corporation	10/12/2006
ClientLogic Corp., Fulfillment and Reverse Logistics Business	Innotrac Corp.	9/5/2006
Zomax, Inc.	Comvest Investment Partners	8/8/2006

The selected transactions analysis indicated the following:

Multiple Description	High	Low	Median	Mean

Enterprise Value as a multiple of:
LTM Revenue	1.39x	0.38x	0.57x	0.71x

Houlihan Lokey applied multiple ranges based on the selected transactions analysis to corresponding financial data for Innotrac provided by Innotrac’s management as adjusted to exclude the revenue and EBITDA generated to Innotrac’s contracts with AT&T. Houlihan Lokey then added the net present value of the unlevered, after-tax cash flows expected to be generated pursuant to the AT&T contracts for the balance of the terms of the contracts using discount rates ranging from 14% to 16% based on Innotrac’s weighted average cost of capital and the net present value of Innotrac’s net operating losses using discount rates ranging from 17% to 19% based on Innotrac’s cost of equity. The selected transactions analysis indicated an implied per share reference range of $3.56 to $4.05, as compared to the assumed per share merger consideration of $4.03.

Discounted Cash Flow Analysis

Houlihan Lokey also calculated the net present value of Innotrac’s unlevered, after-tax cash flows based on projections provided by Innotrac’s management as adjusted to exclude the revenue and EBITDA expected by Innotrac’s management to be generated pursuant to Innotrac’s contracts with AT&T. In performing this analysis, Houlihan Lokey used discount rates ranging from 14% to 16% based on Innotrac’s weighted average cost of capital and a range of implied perpetuity growth rates of 3.5% to 4.5%. Houlihan Lokey then added the net present value of the unlevered, after-tax cash flows expected to be generated pursuant to the AT&T contracts for the balance of the terms of the contracts using discount rates ranging from 14% to 16% based on Innotrac’s weighted average cost of capital and the net present value of Innotrac’s net operating losses using discount rates ranging from 17% to 19%

based on Innotrac’s cost of equity. The discounted cash flow analyses indicated an implied per share reference range of $2.97 to $3.68, as compared to the assumed per share merger consideration of $4.03.

Other Matters

Innotrac engaged Houlihan Lokey pursuant to a letter agreement dated as of August 18, 2008 to act as Innotrac’s financial advisor in connection with the proposed merger. Innotrac engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers and acquisitions, financial restructurings, tax matters, ESOP and ERISA matters, corporate planning, and for other purposes. Houlihan Lokey will receive a fee for its services as financial advisor to Innotrac, which is contingent upon the consummation of the merger. Houlihan Lokey also received a fee for rendering its opinion, no portion of which was contingent upon the consummation of the proposed merger or the conclusions set forth in its opinion. Innotrac has also agreed to indemnify Houlihan Lokey and certain related parties for certain liabilities and to reimburse Houlihan Lokey for certain expenses arising out of its engagement.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to Innotrac, GSI, and other participants in the proposed merger and certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. In the ordinary course of business, certain of Houlihan Lokey’s affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Innotrac, GSI, or any other party that may be involved in the proposed merger and their respective affiliates or any currency or commodity that may be involved in the proposed merger.

Interests of Innotrac’s Directors and Executive Officers in the Merger

In considering the recommendation of the Innotrac board with respect to the merger agreement, Innotrac shareholders should be aware that Innotrac’s directors and executive officers have interests in the merger, and have arrangements that are different from, or in addition to, those of Innotrac’s shareholders generally. These interests could create potential conflicts of interest.

The Innotrac board was aware of the interests that Innotrac’s directors and executive officers have in the merger and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that Innotrac’s shareholders vote in favor of approving the merger agreement.

The interests that Innotrac’s directors and executive officers have in the merger relate to or arise from:

•	the new employment arrangement for Scott D. Dorfman, Innotrac’s chairman, president and chief executive officer, including a restricted stock award of GSI shares valued at $2.5 million;

•	continued employment of certain Innotrac executive officers;

•	a transition services agreement between Innotrac and George M. Hare, Innotrac’s chief financial officer;

•	acceleration of vesting of restricted stock held by Innotrac executive officers;

•	the receipt of the excess, if any, of the value of the per share merger consideration over the applicable per share exercise price for each in-the-money Innotrac option, whether or not vested, held by Innotrac directors and executive officers;

•	the payout of the accounts of Innotrac executive officers in Innotrac’s nonqualified deferred compensation plan;

•	the settlement agreement described in “The Merger — IPOF Fund Settlement Agreement”;

•	the release of the lien on certain of Mr. Dorfman’s personal property securing Innotrac’s revolving line of credit;

•	indemnification provisions in the merger agreement in favor of Innotrac directors and officers; and

•	the purchase of a six-year “tail” directors’ and officers’ liability insurance policy to cover current and former directors and officers of Innotrac.

Mr. Dorfman’s New Employment Arrangement

Innotrac entered into an employment agreement on October 5, 2008 with Mr. Dorfman for a term ending on December 31, 2011, unless sooner terminated in accordance with the terms of the employment agreement. At any time after the first anniversary of the closing of the merger, Innotrac may terminate Mr. Dorfman upon 10 days prior written notice. The employment agreement only becomes effective if and when the merger is consummated.

The employment agreement provides that, upon the terms and subject to the conditions set forth therein, Mr. Dorfman will serve as Innotrac’s executive in transition and, in such capacity, will have supervision over, and responsibility for, Innotrac’s account management function, consistent with the account management responsibilities Mr. Dorfman performed in the one year period prior to the merger. Under the employment agreement, Mr. Dorfman may also, or instead of the services set forth above, provide certain consulting services to GSI’s chief executive officer or chief financial officer regarding Innotrac’s account management function. This employment agreement supersedes Mr. Dorfman’s previous agreement with Innotrac.

Pursuant to the employment agreement, Mr. Dorfman will receive an annual base salary of $425,000, which is the same as his current salary from Innotrac. In addition, Mr. Dorfman will receive a restricted stock award of a number of shares of common stock of GSI equal to the quotient of $2.5 million divided by the average of the closing price of GSI’s common stock for the five business day period immediately prior to the date of consummation of the merger. All such restricted shares will vest on December 31, 2011, or upon the earlier termination of Mr. Dorfman’s employment by Innotrac other than for “cause” or his death, disability or resignation by reason of a breach by Innotrac of its obligations under the employment agreement. Pursuant to the employment agreement, Mr. Dorfman also agreed to certain restrictive covenants, including generally not to compete with Innotrac or GSI or solicit their customers or employees for a period of one year following termination of his employment.

The employment agreement requires Innotrac to execute at the consummation of the merger an aircraft charter services agreement for an airplane owned by an affiliate of Mr. Dorfman, with a term coterminous with Mr. Dorfman’s employment. Pursuant to the charter agreement, Innotrac will pay fees of $37,000 a month for use of the aircraft. Mr. Dorfman’s affiliate is responsible for all fuel, maintenance, hangar storage, insurance and other costs and expenses associated with the aircraft.

In addition, on October 5, 2008, GSI and Mr. Dorfman entered into a nondisclosure, noncompetition and nonsolicitation agreement with GSI. Under this agreement, Mr. Dorfman agreed generally not to compete with, or solicit the customers or employees of, GSI or its affiliates for a period of four years following the consummation of the merger. See “The Merger — Nondisclosure, Noncompetition and Nonsolicitation Agreement.”

Mr. Dorfman could also be deemed to have interests in the merger that differ from those of other shareholders because of the voting, cooperation and indemnification agreement he has entered into with GSI in connection with the merger, as described in more detail under “The Merger — Voting, Cooperation and Indemnification Agreement.”

Continued Employment for Larry Hanger, Robert Toner and Jim McMurphy

GSI has indicated its intention to offer to have the surviving corporation employ Larry Hanger, currently Innotrac’s senior vice president — client services, Robert Toner, currently Innotrac’s senior vice president — logistics, and Jim McMurphy, currently Innotrac’s senior vice president — information technology, commencing upon completion of the merger. As of the date of this document, none of Messrs. Hanger, Toner or McMurphy have entered into any formal agreement or arrangement with GSI or Innotrac regarding employment with the surviving corporation.

GSI has engaged in discussions with these Innotrac officers with the goal of providing them with formal employment offer letters upon consummation of the merger. In connection with these discussions, GSI has distributed nonbinding draft offer letters to these officers describing the compensation and benefits they will likely be offered if their employment continues with the surviving corporation in the merger.

These non-binding draft offer letters contemplate new stock awards for these officers, but otherwise reflect compensation that is substantially similar to their compensation and benefits currently in effect. Additionally, the non-binding draft offer letters contemplate that beginning in 2009, these officers would be eligible to participate in the GSI Leadership Team Annual Incentive Plan, and, beginning in 2010, they would be eligible to participate in GSI’s annual equity program.

In the event Messrs. Hanger, Toner and McMurphy do not enter into the employment arrangements described above, their existing employment agreements with Innotrac will continue.

On April 16, 2007, Messrs. Hanger, Toner and McMurphy each entered into employment agreements with Innotrac. Mr. Hanger’s agreement provides that he will serve as Innotrac’s senior vice president — client services. Mr. Toner’s agreement provides that he will serve as Innotrac’s senior vice president — logistics. Mr. McMurphy’s agreement provides that he will serve as Innotrac’s senior vice president — information technology. The initial term of each of these agreements expires on December 31, 2009 and automatically extends until December 31, 2010 and until each December 31st thereafter, unless either Innotrac or the executive provides written notice of non-renewal to the other party no later than the September 30th prior to the upcoming December 31st expiration date. Each executive is entitled to a salary of no less than $200,000 per year and is eligible for annual increases and a performance-based bonus.

These employment agreements may be terminated by either party if the executive officer dies or becomes disabled, by Innotrac for “good cause” (as defined in the agreements) or for any other reason by either party upon 90 days’ notice. If Innotrac terminates any executive’s employment other than for “good cause,” he is entitled to receive a pro rata portion of his bonus for the year in which the termination occurs, based upon the year to date financials and performance of the company and assuming performance at the target level for any individual performance criteria. If Innotrac terminates any executive’s employment other than for “good cause” or due to their death or total disability, the executive officer is entitled to receive severance pay equal to his base salary for three months following such termination, and all unvested Innotrac stock options will immediately become fully vested and exercisable upon such termination. If any executive’s employment is terminated by Innotrac for “good cause,” all unvested Innotrac stock options will be forfeited as of the termination date.

The employment agreements provide that the executives are entitled to participate in the company’s officer retention plan; however, each officer has consented to the termination of that plan, and waived any of their rights thereunder (other than with respect to their restricted stock grants under that plan), effective and conditioned upon the consummation of the merger. See “— Acceleration of Vesting of Innotrac Restricted Stock” below.

Transition Agreement for Mr. Hare

Innotrac entered into a transition agreement on October 5, 2008 with George M. Hare, Innotrac’s chief financial officer. The transition agreement only becomes effective if and when the merger is consummated.

The transition agreement provides that, upon the terms and subject to the conditions set forth therein, Mr. Hare will continue to serve as Innotrac’s chief financial officer for a term ending six months after the consummation of the merger at an annual base salary of $225,000. Upon expiration of the transition agreement or, if earlier, termination of the transition agreement for any reason other than termination by Innotrac of Mr. Hare’s employment for “cause” or Mr. Hare’s resignation, Mr. Hare will be entitled to receive a retention payment of $168,750 in a single lump sum payment. The transition agreement contains customery non-disclosure and assignment of invention provisions.

Acceleration of Vesting of Innotrac Restricted Stock

Each of Messrs. Hanger, Toner and McMurphy holds 88,652 shares of Innotrac restricted stock. At the effective time of the merger, all restricted stock awards, whether or not vested, will entitle the holder to receive the per share merger consideration multiplied by the total number of shares of Innotrac common stock subject to each Innotrac restricted stock award.

In-the-Money Innotrac Options

The merger agreement provides that each holder of an Innotrac stock option, whether or not then vested or exercisable, whose exercise price is less than the value of the per share merger consideration, referred to as an “in-the-money Innotrac option,” will be entitled to receive, in cancellation and settlement for each such option, without interest, the excess of the value of the per share merger consideration over the option exercise price, multiplied by the number of shares of Innotrac common stock subject to such option.

The amount of cash and GSI stock to be paid for each in-the-money Innotrac option will be calculated by deducting the exercise price payable from the per share merger cash consideration and, if the exercise price is greater than the per share merger cash consideration, then by deducting the excess from the per share merger stock consideration to be received. For the purpose of these calculations, the stock portion of the merger consideration will be valued at the GSI Average Price. It is anticipated that holders of in-the-money Innotrac options will only receive GSI shares and not cash.

The table below sets forth, as of October 2, 2008, for each of Innotrac’s directors and executive officers, (a) the number of shares subject to both vested and unvested in-the-money Innotrac options, and (b) the value of such in-the-money Innotrac options, calculated by multiplying (i) the excess of $4.03 (the value of the per share merger consideration if the GSI Average Price is in the range of $13.03 to $20.85, inclusive) over the applicable option exercise price, by (ii) the number of shares of Innotrac common stock subject to each applicable in-the-money Innotrac option.

	No. of Options
Name and Title	Vested	Unvested	Value

Scott D. Dorfman, Chairman, President And Chief Executive Officer	75,000	—	$54,125
Larry C. Hanger, Senior Vice President — Client Services	42,500	—	26,775
George M. Hare, Senior Vice President — Client Services	—	—	—
James R. McMurphy, Senior Vice President — Information Technology	—	—	—
Robert J. Toner, Senior Vice President — Logistics	21,833	—	13,755
Bruce V. Benator, Director	25,000	5,000	22,200
Martin J. Blank, Director	25,000	5,000	22,200
Thomas J. Marano, Director	—	5,000	6,450
Joel E. Marks, Director	25,000	5,000	22,200

Total	214,333	20,000	$167,705

Payout of Deferred Compensation Plan Amounts

The merger agreement provides that Innotrac shall terminate its nonqualified deferred compensation plan effective as of the consummation of the merger and distribute to participants the amount of their account in cash. The cash assets of the plan are held in a fully funded rabbi trust. The amount of the accounts of the executive officers as of September 30, 2008 are as follows:

Name	Amount

Scott D. Dorfman	$574,389
Larry C. Hanger	20,185
George M. Hare	—
James R. McMurphy	—
Robert J. Toner	32,470

Total	$627,044

Settlement Agreement

If the merger is consummated, it is contemplated that the claims against Innotrac and its current or former officers and directors in the IPOF Fund litigation will be dismissed pursuant to the IPOF Fund settlement agreement described in more detail in “The Merger — IPOF Fund Settlement Agreement.” Messrs. Dorfman, Hanger and Toner are named as defendants in one of the IPOF Fund-related lawsuits, along with certain former executive officers of Innotrac.

Release of Mr. Dorfman’s Personal Property as Collateral for Innotrac’s Revolving Credit Facility

Mr. Dorfman has granted a security interest in $2.0 million of his personal securities (other than his Innotrac common stock) as collateral to the lender under Innotrac’s revolving credit facility, which is discussed in more detail in “Information Concerning Innotrac — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” It is anticipated that in connection with the consummation of the merger, GSI will fully pay all amounts outstanding under the credit facility, and terminate the facility, thus releasing the lien on Mr. Dorfman’s property.

Indemnification

The merger agreement provides that all rights to indemnification existing in favor of current or former directors or officers of Innotrac for their acts and omissions occurring prior to the consummation of the merger, as provided in Innotrac’s bylaws, articles of incorporation and indemnification agreements, shall survive the merger and shall be observed by Innotrac as the surviving corporation to the fullest extent available under applicable law for a period of six years following consummation of the merger.

Directors’ and Officers’ Insurance

The merger agreement provides that Innotrac as the surviving corporation will maintain in effect, for the benefit of the current and former directors and officers of Innotrac with respect to their acts and omissions occurring prior to the consummation of the merger, a prepaid “tail” policy of directors’ and officers’ liability insurance covering the period of time from consummation of the merger until the sixth anniversary thereof to the extent such policy is commercially available. The merger agreement requires that the tail policy provide coverage that is no less favorable, in all material respects, to the indemnified directors and officers than that provided under the directors’ and officers’ liability insurance policy maintained by Innotrac prior to consummation of the merger, except that GSI will not be required to pay an aggregate premium for such policy in excess of $165,000. In the event the aggregate premium for such policy exceeds $165,000, GSI will be entitled to alter the terms to such coverage and/or period of time that can be obtained for an aggregate premium of $165,000.

Material Terms of the Merger Agreement

The following is a brief summary of the material terms of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is incorporated by reference into this proxy statement/prospectus and attached as Annex A. You are urged to read the merger agreement carefully.

Merger Consideration

The merger agreement provides that GSI will acquire Innotrac for $52.0 million, consisting of cash of $22.0 million, less any “change in control” payment as defined below, and shares of GSI common stock valued at $30.0 million, subject to adjustment as described below. At GSI’s option, all or a portion of the stock component may be paid in cash. As discussed further below, the actual merger consideration may have a value greater or lesser than $52.0 million.

In the merger, Innotrac shareholders will receive a combination of cash and a fraction of a share of GSI common stock, referred to as the “stock consideration exchange ratio,” for each share of Innotrac common stock. The cash payment per share and stock consideration exchange ratio will depend on the total number shares of Innotrac common stock and in-the-money Innotrac options outstanding at the effective time of the merger. An “in-the-money Innotrac option” means an option to purchase Innotrac common stock for which the exercise price is less than the value of the per share merger consideration payable in the merger; the number of in-the-money Innotrac options will fluctuate depending on the value of the per share merger consideration payable in the merger. Based on 12,600,759 shares of Innotrac common stock and 305,583 outstanding in-the-money Innotrac options outstanding as of October 2, 2008, we anticipate that the cash payment that Innotrac shareholders will receive will be equal to approximately $1.70 per share of Innotrac common stock.

The number of shares to be issued as the stock component of the merger consideration will be calculated based on the volume weighted average price of GSI common stock during the 20 trading days ending on (and including) the third trading day prior to the scheduled date of the special meeting of Innotrac’s shareholders to approve the merger, referred to as the “GSI Average Price.” Based on 12,600,759 shares of Innotrac common stock and 305,583 outstanding in-the-money Innotrac options outstanding as of October 2, 2008, if the GSI Average Price is:

•	within the range of $13.03 to $20.85, inclusive, then the number of shares of GSI common stock to be issued will be determined by dividing $30.0 million by the GSI Average Price; accordingly, we expect that the stock consideration exchange ratio would range from 0.1115 to 0.1784 shares of GSI common stock per share of Innotrac common stock, respectively;

•	greater than $20.85, then the number of shares of GSI common stock to be issued will be fixed at 1,438,849 shares; accordingly, we expect that the stock consideration exchange ratio would be 0.1115 shares of GSI common stock per share of Innotrac common stock;

•	less than $13.03, then the number of shares of GSI common stock to be issued will be fixed at 2,302,379 shares; accordingly, we expect that the stock consideration exchange ratio would be 0.1784 shares of GSI common stock per share of Innotrac common stock. However, if the GSI Average Price is less than $11.12, either Innotrac or GSI has the option to terminate the merger agreement unless, in the case of a termination by Innotrac, GSI agrees to pay the stock portion of the merger consideration either in stock and/or cash with a value of $25.6 million in the aggregate. If GSI decided to pay this entire amount in stock, the aggregate number of shares of GSI common stock to be issued to Innotrac shareholders in this situation would be determined by dividing $25.6 million by the GSI Average Price.

GSI also has the option to pay any or all of the stock portion of the merger consideration in cash. If the GSI Average Price is greater than or equal to $13.03 and GSI elects to pay the stock portion of the merger consideration entirely in cash, then, based on 12,600,759 shares of Innotrac common stock and 305,583 outstanding in-the-money Innotrac options outstanding as of October 2, 2008, we anticipate that the cash payment that each Innotrac shareholder would receive in lieu of the stock portion of the merger consideration will be equal to approximately $2.33 per share of Innotrac common stock. If the GSI Average Price is less than $13.03 and GSI elects to pay the stock portion of the merger consideration entirely in cash, then the aggregate amount of cash to be paid to Innotrac shareholders for the stock portion of the merger consideration will be calculated by multiplying the fixed number of shares otherwise required to be delivered by the GSI Average Price, subject to increase to $25.6 million as described above.

For purposes of the merger agreement, a change in control payment means any severance, retention, bonus or other similar payment to any person or entity under any contract or employee benefit plan, any increase of any benefits or other amounts otherwise payable by Innotrac, and any payments to any person or entity in cancellation or settlement of any option or right to acquire shares of Innotrac common stock (excluding payments described in “— Treatment of Innotrac Stock Options, Restricted Stock Awards and Warrants”), in any case which will or may become payable as a result of Innotrac entering into the merger agreement or the consummation of any of the transactions contemplated by the merger agreement (either alone or in combination with another event). Innotrac expects that the amount of change in control payments will not exceed $20,000.

The following chart provides examples of the value of the transaction to shareholders of Innotrac assuming the GSI Average Price is as indicated. The table assumes that GSI does not elect to pay any of the stock portion of the merger consideration in cash.

			Approximate Value to Innotrac			Approximate
GSI Average	Stock Consideration		Shareholders(1)			Value
Price	Exchange Ratio(2)		Stock ($)(2)(3)		Cash ($)(2)	per Share(1)(3)

$9.00	0.2204	(4)	$1.99	(4)	$1.70	$3.69	(4)
$9.00	0.1784	(5)	$1.61	(5)	$1.70	$3.31	(5)
$9.50	0.2088	(4)	$1.99	(4)	$1.70	$3.69	(4)
$9.50	0.1784	(5)	$1.70	(5)	$1.70	$3.40	(5)
$10.00	0.1984	(4)	$1.99	(4)	$1.70	$3.69	(4)
$10.00	0.1784	(5)	$1.79	(5)	$1.70	$3.49	(5)
$10.50	0.1889	(4)	$1.99	(4)	$1.70	$3.69	(4)
$10.50	0.1784	(5)	$1.88	(5)	$1.70	$3.58	(5)
$11.00	0.1803	(4)	$1.99	(4)	$1.70	$3.69	(4)
$11.00	0.1784	(5)	$1.97	(5)	$1.70	$3.67	(5)
$11.12	0.1784		$1.99		$1.70	$3.69
$11.50	0.1784		$2.06		$1.70	$3.76
$12.00	0.1784		$2.15		$1.70	$3.85
$12.50	0.1784		$2.23		$1.70	$3.93
$13.00	0.1784		$2.32		$1.70	$4.02
$13.03	0.1784		$2.33		$1.70	$4.03
$13.50	0.1722		$2.33		$1.70	$4.03
$14.00	0.1660		$2.33		$1.70	$4.03
$14.50	0.1603		$2.33		$1.70	$4.03
$15.00	0.1550		$2.33		$1.70	$4.03
$15.50	0.1500		$2.33		$1.70	$4.03
$16.00	0.1453		$2.33		$1.70	$4.03
$16.50	0.1409		$2.33		$1.70	$4.03
$17.00	0.1367		$2.33		$1.70	$4.03
$17.50	0.1328		$2.33		$1.70	$4.03
$18.00	0.1291		$2.33		$1.70	$4.03
$18.50	0.1256		$2.33		$1.70	$4.03
$19.00	0.1223		$2.33		$1.70	$4.03
$19.50	0.1192		$2.33		$1.70	$4.03
$20.00	0.1162		$2.33		$1.70	$4.03
$20.50	0.1134		$2.33		$1.70	$4.03
$20.85	0.1115		$2.33		$1.70	$4.03
$21.00	0.1115		$2.35		$1.70	$4.05
$21.50	0.1115		$2.40		$1.70	$4.10
$22.00	0.1115		$2.46		$1.70	$4.16

(1)	The approximate values included in this table have been rounded in order to simplify its presentation.

(2)	Based on 12,600,759 shares of Innotrac common stock and 305,583 outstanding in-the-money Innotrac options outstanding as of October 2, 2008.

(3)	Assumes that the actual market price of GSI common stock at the effective time of the merger equals the GSI Average Price.

(4)	Assumes that Innotrac elects to terminate the merger agreement and GSI elects to pay the stock portion of the merger consideration in stock with a value of $25.6 million in the aggregate.

(5)	Assumes that neither Innotrac nor GSI elects to terminate the merger agreement.

As of and including [ • ], the 20 trading day volume weighted average price of GSI common stock was [ • ] per share. The market value of GSI common stock will fluctuate prior to, and after, the completion of the merger and therefore may be different at the time the merger is completed than it was at the time of the Innotrac shareholder meeting. Therefore, Innotrac shareholders will not know the exact value of GSI common stock that will be issued in the merger at the time they vote on the merger proposal.

No Fractional Shares

No fractional shares of GSI common stock will be issued in the merger. Instead, Innotrac shareholders who would otherwise have been entitled to receive a fraction of a share of GSI common stock will receive cash (without interest) in an amount equal to the product of the fractional interest multiplied by the GSI Average Price.

Treatment of Innotrac Stock Options, Restricted Stock Awards and Warrants

Prior to the effective time of the merger, the Innotrac board or any committee administering the Innotrac stock option and equity incentive plans, programs and arrangements is required to take all actions necessary (including amending any and all Innotrac stock plans and any and all awards under such plans) so that:

•	all outstanding options to acquire shares of Innotrac common stock, whether under Innotrac stock plans or otherwise (including any commitments to issue options), are cancelled as of the effective time of the merger; and

•	at the effective time of the merger, each holder of an in-the-money Innotrac option will be entitled to receive, whether or not such option is then vested or exercisable, in cancellation and settlement for each such option, without interest, the excess of the value of the per share merger consideration over the option exercise price, multiplied by the number of shares of Innotrac common stock subject to such option.

The amount of cash and GSI stock to be paid for an in-the-money Innotrac option will be calculated by deducting the exercise price payable from the per share merger cash consideration and, if the exercise price to be paid is greater than the per share merger cash consideration to be received, then by deducting the excess from the per share merger stock consideration to be received. For the purpose of these calculations, the stock portion of the merger consideration will be valued at the GSI Average Price.

Prior to the effective time of the merger, the Innotrac board or any committee administering the Innotrac stock plans is required to take all actions necessary (including amending any and all Innotrac stock plans and any and all awards under such plans) so that:

•	all outstanding restricted stock awards payable in Innotrac common stock will be canceled as of the effective time of the merger; and

•	at the effective time of the merger, each holder of each Innotrac restricted stock award, whether or not vested, will be entitled to receive, without interest, the per share merger consideration multiplied by the total number of shares of Innotrac common stock subject to such Innotrac restricted stock award.

Innotrac is required to obtain the written consent of each holder of Innotrac options and restricted stock awards to the cancellation of their awards.

From and after the effective time of the merger, each warrant to purchase Innotrac common stock outstanding as of the effective time of the merger pursuant to any warrant agreements or otherwise will entitle the holder to receive, upon exercise of the Innotrac warrant and payment of the applicable exercise price, the product of the per share merger consideration multiplied by the total number of shares of Innotrac common stock subject to such warrants.

Representations and Warranties

The merger agreement contains statements and promises, called representations and warranties, made by Innotrac and GSI.

To review these representations and warranties you should read the merger agreement, which is attached as Annex A. The merger agreement provides that the respective representations and warranties of GSI and Innotrac will not survive after the completion of the merger or the termination of the merger agreement.

Conduct of Business Pending the Merger

The merger agreement contains various covenants and agreements that govern GSI’s and Innotrac’s actions until the merger is completed or the merger agreement is terminated. Some of Innotrac’s covenants and agreements require that Innotrac and its subsidiaries will:

•	conduct its businesses and operations in the ordinary course consistent with past practices and in compliance in all material respects with all applicable law and the requirements of all governmental authorizations and the contracts specified in Section 2.14 of the merger agreement, referred to as a “specified contract”;

•	preserve intact its current business organization;

•	use its commercially reasonable efforts to keep available the services of its current officers and employees and maintain its existing material relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other persons having material business relationships with Innotrac;

•	keep in full force all insurance policies;

•	maintain all real property and tangible property in its current condition and repair, ordinary wear and tear excepted; and

•	promptly notify GSI of any notice or other communication from any person alleging that the consent of such person is or may be required in connection with any of the transactions contemplated by the merger agreement.

Innotrac agreed that, except in the ordinary course of its business consistent with its past practices, it would not:

•	incur any debt, liability or obligation exceeding $50,000 in any single case or $100,000 in the aggregate;

•	make any loan or advance to any person or entity;

•	assume, guarantee or otherwise become liable for any indebtedness of any person or entity;

•	commit for any capital expenditure in excess of $50,000 individually or $100,000 in the aggregate;

•	purchase, lease, sell, abandon, pledge, encumber or otherwise acquire or dispose of any business or assets;

•	waive or release any right or cancel or forgive any debt or claim;

•	discharge any encumbrance or discharge or pay any indebtedness;

•	assume or enter into any contract other than pursuant to the merger agreement;

•	amend or terminate any specified contract; or

•	increase, or authorize an increase in, the compensation or benefits paid or provided to any of its directors, officers, employees, salesmen, agents or representatives.

Innotrac agreed that, even in the ordinary course of its businesses consistent with its past practices, it would not (without the prior written consent of GSI, which will not unreasonably be withheld with respect to incurring any short-term debt, liability or obligation):

•	do any of the following involving an amount exceeding $50,000 in any single case or $100,000 in the aggregate:

•	make any loan or advance to any person or entity, or purchase, lease, sell, abandon, pledge, encumber or otherwise acquire or dispose of any business or assets (other than purchases of inventory for telecommunications customers and a specified customer in the ordinary course of business consistent with past practice);

•	make any capital expenditure;

•	enter into any contract or other transaction; or

•	take any of the other actions described in the preceeding paragraph.

•	incur any long-term debt, liability or obligation in any amount that would be required by GAAP to be set forth as a liability on the balance sheet of Innotrac; or

•	incur any other debt, liability or other obligation exceeding $50,000 in any single case or $100,000 in the aggregate (excluding debts, liabilities or obligations incurred for selling, general and administrative expenses incurred in the ordinary course of business consistent with past practices and accounts payable incurred in the ordinary course of providing services under contracts in effect as of the date of the merger agreement and under contracts subsequently entered into by Innotrac, provided GSI has provided prior written consent to such contract if such consent is required pursuant to the merger agreement).

Innotrac also agreed that it would not, without GSI’s prior written consent:

•	declare, accrue, set aside or pay any dividend on, or make any other distribution (whether in cash, securities or other property) in respect of, any of its outstanding capital stock;

•	split, combine or reclassify any of its outstanding capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock or other equity interests (other than the issuance of Innotrac common stock upon the valid exercise of Innotrac options or warrants or the proper vesting of Innotrac restricted stock awards outstanding as of the date of the merger agreement);

•	purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares;

•	sell, issue, grant, pledge or encumber or authorize the issuance, grant, pledge or encumbrance of any capital stock or other security, any option, call, warrant or right to acquire any capital stock or other security, or any instrument convertible into or exchangeable for any capital stock or other security (except that Innotrac may issue shares of Innotrac common stock upon the valid exercise of Innotrac options or warrants or the proper vesting of Innotrac restricted stock awards outstanding as of the date of the merger agreement);

•	amend or waive any of its rights under any provision of any of Innotrac’s stock plans, options, restricted stock awards or warrants, any provision of any agreement evidencing any outstanding stock option, restricted stock award or other equity agreement, or otherwise modify any of the terms of any outstanding option, restricted stock award, warrant or other security or any related contract, in each case with respect to the capital stock of Innotrac, provided that Innotrac may accelerate vesting under certain Innotrac options or restricted stock awards specified in the merger agreement, and may otherwise take such actions with respect to stock plans, options, restricted stock awards or warrants to comply with the requirements of the merger agreement;

•	amend or permit the adoption of any amendment to its articles of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares, liquidation, dissolution or similar transaction;

•	form any subsidiary or directly or indirectly acquire any equity or other ownership interest in, or make any other investment in or capital contribution to, any other entity;

•	except as otherwise permitted by the terms of the merger agreement, enter into or become bound by, or permit any of the material assets owned or used by it to become bound by, any material contract, or amend or terminate, or waive or exercise any material right or remedy under, any material contract, in each case other than in the ordinary course of business and consistent with past practices;

•	acquire, lease or license any right or other material asset from any other person or entity or sell or otherwise dispose of, or lease or license, any right or other material asset, including without limitation, any software or intangibles to any other person or entity, except in each case for assets acquired, leased, licensed or disposed of by Innotrac in the ordinary course of business and consistent with past practices;

•	dispose of or permit to lapse any material rights to the use of any software or intangibles of Innotrac, or dispose of or disclose to any person other than representatives of GSI any material trade secret, formula, process, know-how or other intangibles not theretofore a matter of public knowledge, except in each case in the ordinary course of business and consistent with past practices;

•	lend money to any person or entity, or incur or guarantee any indebtedness, including without limitation, any additional borrowings under any existing lines of credit (except that Innotrac may make routine borrowings and advancement of expenses in the ordinary course of business and consistent with past practices);

•	except as required to comply with applicable law, establish, adopt or amend any employee benefit plan, accrue, pay, commit to pay or accelerate the payment of any bonus or accrue, make, commit to make or accelerate any profit-sharing or similar payment to, or increase or commit to increase the amount of the wages, salary, commissions, fringe benefits, severance, insurance or other compensation or remuneration payable to, any of its directors, officers, employees or consultants, except that Innotrac may pay bonus payments in accordance with the Innotrac 2008 bonus plan and Innotrac may make reasonable salary increases in the ordinary course of business consistent with past practices in connection with its customary employee review process for employees other than those senior management employees specified in the merger agreement;

•	enter into or amend any employment, consulting, severance or similar agreement with any individual, other than oral at-will agreements with new hires and promotions to fill senior management employee positions or to fill positions vacated after the date of the merger agreement or consulting agreements entered into in the ordinary course of business involving payments in the aggregate for all such consulting agreements not in excess of $50,000 in any month and not with a term in excess of ninety (90) days;

•	hire or promote any person to be a senior management employee, hire any employee with an annual base salary in excess of $100,000, or with total annual compensation in excess of $100,000 or promote any employee except to fill a position (excluding a senior management employee position) vacated after the date of the merger agreement;

•	change any of its pricing policies, product return or warranty policies, product maintenance policies, service policies, product modification or upgrade policies, personnel policies or other business policies in any material respect;

•	make any change in any method of accounting or accounting practice or policy (including any method, practice or policy relating to taxes), except as required by any changes in GAAP or as otherwise required by law and provided that prior written notice thereof is provided to GSI;

•	except to the extent required by law, make or rescind any tax election, file any amended tax return, enter into any closing agreement, settle any tax claim or assessment, surrender any right to claim a refund of taxes, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment, or take any other similar action relating to the filing of any tax return or the payment of any tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the tax liability of Innotrac for any period ending after the effective time of the merger in an amount greater than $50,000 in the aggregate for all such actions or decreasing any tax attribute of Innotrac existing at the effective time of the merger in an amount greater than $50,000 in the aggregate for all such actions, and provided that, in each case, prior written notice of such action is provided to GSI;

•	commence or settle specified material proceedings, or pay, discharge or satisfy any claims, debts, liabilities or obligations other than the payment, discharge or satisfaction of claims, liabilities or obligations to the extent reflected or reserved against in the unaudited balance sheet of Innotrac as of June 30, 2008 or which do not exceed $100,000 in the aggregate;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any agreement relating to an acquisition proposal;

•	permit any material insurance policy naming Innotrac as a beneficiary or a loss payable payee to be cancelled or terminated without notice to GSI;

•	enter into any agreement, understanding or commitment that restrains, limits or impedes, in any material respect, the ability of Innotrac to compete with or conduct any business or line of business;

•	plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of Innotrac generally;

•	take any action, or fail to take any action, that is intended to, or could be reasonably expected to, individually or in the aggregate, result in any of the conditions to the merger not being satisfied, or prevent, materially delay or materially impede the ability of Innotrac to consummate the merger or the other transactions contemplated by the merger agreement;

•	enter into any material transaction or take any other material action outside the ordinary course of business and inconsistent with past practices;

•	acquire, sell, lease or sublease or enter into, or amend, modify, allow to expire or terminate any contract to acquire, sell, lease or sublease any real property or extend, renew or terminate any lease or sublease with respect thereto, provided, however, that Innotrac may amend, modify, extend or renew any lease or sublease for real property in the ordinary course of business consistent with past practices if the potential cost, expense and/or charge to Innotrac for all such amendments, modifications, extensions or renewals does not exceed $50,000 in the aggregate;

•	amend, modify or terminate any contract with any customer, provided that, after conferring with GSI, Innotrac may amend contracts with customers in the ordinary course of business consistent with past practices provided further that such amendments do not reduce the fees payable to Innotrac or waive Innotrac’s rights;

•	grant recognition to any labor organization, union, or other entity as a representative of Innotrac’s employees or enter into any collective bargaining or project labor agreement; or

•	agree or commit to take any of these actions.

Innotrac agreed that the aggregate fees and expenses incurred or agreed to be paid by Innotrac since June 30, 2008 for any accounting (including any fees incurred with respect to the financial statements of ClientLogic), legal, financial advisory (including the fees, commissions, and other amounts described in the merger agreement), tax or any other professional services rendered in connection with the preparation, negotiation, execution, delivery and performance of the merger agreement and the transactions, documents and agreement contemplated thereby would not exceed the limit set forth in the disclosure letter provided by Innotrac to GSI, provided, however, that in the event that Innotrac and/or its directors and officers become subject to litigation in connection with the merger prior to the closing date of the merger, the parties will in good faith determine the appropriate modification to that limit.

The discussion above is only a summary and does not contain a complete explanation of all of the covenants contained in the merger agreement. To review all of the various covenants and agreements contained in the merger agreement you should read the merger agreement, which is attached to this document as Annex A.

Non-Solicitation

Innotrac agreed that it would not and would not authorize (and would use its best efforts not to permit) any of its representatives to:

•	solicit, initiate, facilitate, induce or encourage, directly or indirectly, any inquiries relating to, or the submission or announcement of, any acquisition proposal, as defined below;

•	participate in any discussions or negotiations regarding any acquisition proposal, or in connection with any acquisition proposal, or furnish to any person any information or data with respect to or provide access to the properties of Innotrac or any of its subsidiaries, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any acquisition proposal; or

•	enter into any letter of intent or similar document or contract with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal.

In addition, Innotrac agreed that it would immediately cease any existing activities, discussions or negotiations with any person conducted before the date of the merger agreement with respect to any of the foregoing. The merger agreement does not prohibit Innotrac or the Innotrac board from taking and disclosing to Innotrac’s shareholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act.

For purposes of the merger agreement, “acquisition proposal” means any bona fide offer, proposal or other indication of interest (which may be conditional and nonbinding) regarding any of the following:

•	the purchase or other acquisition by any person or “group” (as defined in Section 13(d) of the Exchange Act), directly or indirectly, of more than 10% of the outstanding capital stock of Innotrac as of the consummation of such purchase or other acquisition;

•	any tender offer or exchange offer by any person or group that, if consummated in accordance with its terms, would result in such person or group beneficially owning more than 10% of the outstanding capital stock of Innotrac as of the consummation of such tender or exchange offer;

•	a merger, consolidation, reorganization, share exchange, recapitalization, business combination or other similar transaction involving Innotrac (or any subsidiary or subsidiaries of Innotrac whose business collectively constitutes or accounts for 10% or more of the consolidated net revenues, net income or net assets of Innotrac and any subsidiaries, taken as a whole) that, if consummated in accordance with its terms, would result in any person or group beneficially owning more than 10% of the voting equity interests (outstanding as of the consummation of such transaction) in the surviving or resulting entity of such transaction;

•	a sale, transfer, lease, exchange, license, acquisition or disposition of any business or businesses or assets that constitute or account for:

•	10% or more of the consolidated net assets of Innotrac and any subsidiaries taken as a whole (measured by the fair market value thereof); or

•	10% or more of the consolidated net revenues or consolidated net income of Innotrac and its subsidiaries, taken as whole; or

•	a liquidation, dissolution or other winding up of the business of Innotrac or of any subsidiary or subsidiaries of Innotrac whose business collectively constitutes or accounts for 10% or more of the consolidated net revenues, net income or net assets of Innotrac and any subsidiaries, taken as a whole.

Notwithstanding the other provisions of the merger agreement, prior to the time of the approval of the merger agreement and the merger by Innotrac’s shareholders at the Innotrac special meeting, Innotrac may furnish information concerning its business, properties or assets to any person or group and may negotiate and participate in discussions and negotiations with such person or group concerning a superior proposal, provided that:

•	such person or group has submitted a superior proposal;

•	neither Innotrac nor any representative of Innotrac shall have breached in any material respect any of the provisions set forth in the merger agreement in connection with such superior proposal;

•	such person or group shall have entered into a confidentiality agreement that complies with the requirements set forth in the merger agreement;

•	in the good faith opinion of the Innotrac board, the failure to take such action would constitute a breach of the fiduciary duties of the Innotrac board to shareholders under applicable law, determined only after consulting with independent legal counsel to Innotrac; and

•	Innotrac has notified GSI in writing of the identity of the person or group and of its intention to engage in such discussions or negotiations or to provide such confidential information not less than twenty-four (24) hours prior to so doing.

For purposes of the merger agreement, “superior proposal” means an unsolicited acquisition proposal (as defined above, but changing the references to “10%” or “10% or more” in the definition to “100%”) on terms which the Innotrac board, after consultation with Innotrac’s independent financial advisor, determines in good faith to be more favorable to Innotrac’s shareholders than the merger with GSI because the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the merger with GSI, for which financing, to the extent required, is reasonably likely of being obtained by such acquiror and for which the acquiror does not have a financing contingency and which, in the good faith judgment of the Innotrac board, is reasonably likely to be completed within a reasonable period of time.

Innotrac agreed that it would:

•	promptly (but in no case later than twenty-four (24) hours after receipt thereof) notify GSI in writing of the existence of any proposal, discussion, negotiation or inquiry received by Innotrac regarding any acquisition proposal;

•	immediately communicate to GSI the terms of any proposal, discussion, negotiation or inquiry which it may receive regarding any acquisition proposal (and will promptly provide to GSI copies of any written materials (including e-mails) received by Innotrac or its representatives in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry or engaging in such discussion or negotiation;

•	promptly provide to GSI any non-public information concerning Innotrac provided to any other person in connection with any acquisition proposal which was not previously provided to GSI; and

•	keep GSI informed on a prompt basis of the status and details of any such acquisition proposal and of any amendments or proposed amendments to any acquisition proposal and of the status of any discussions or negotiations relating to any acquisition proposal.

Innotrac also agreed, except as otherwise permitted by the merger agreement, that neither its board nor any committee thereof will:

•	withdraw or modify, or propose to withdraw or modify, in a manner adverse to GSI, the recommendation of the Innotrac board that the shareholders of Innotrac vote to approve the merger agreement and the merger at the Innotrac special meeting, referred to as the “Innotrac Board Recommendation”;

•	approve or recommend, or propose to approve or recommend, any acquisition proposal; or

•	enter into any agreement with respect to any acquisition proposal (other than a confidentiality agreement entered into in accordance with the terms of the merger agreement).

Notwithstanding the foregoing, subject to compliance with the other terms of the merger agreement, prior to obtaining shareholder approval of the merger at the Innotrac special meeting, Innotrac’s board, after consulting with independent legal counsel, may withdraw or modify the Innotrac Board Recommendation in order to enter into an agreement with respect to a superior proposal, if:

•	in the good faith opinion of Innotrac’s board, determined only after consulting with independent legal counsel to Innotrac, the failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of Innotrac’s board to Innotrac’s shareholders under applicable law;

•	Innotrac has given GSI written notice at least five (5) business days in advance of such action that the Innotrac board has received a superior proposal which it intends to accept, specifying the material terms and conditions of such superior proposal, identifying the person or group making such superior proposal and providing copies of the relevant proposed transaction documents;

•	GSI shall not have made, within five (5) business days of such notice, a proposal that the Innotrac board shall have determined to be as least as favorable to Innotrac as the superior proposal; and

•	Innotrac has terminated the merger agreement and has paid to GSI the termination fee and expenses payable under the merger agreement.

Innotrac agreed that any breach of any of the foregoing non-solicitation provisions by any representative of Innotrac, whether or not such representative is purporting to act on behalf of Innotrac, will be deemed to constitute a breach of the non-solicitation provisions by Innotrac. A representative of Innotrac, or any other person, will be deemed to have breached a non-solicitation provision of the merger agreement if the representative of Innotrac or other person takes any action that would constitute a breach by Innotrac of such provision were Innotrac to take such action directly.

Nothing in the non-solicitation provisions of the merger agreement, and no action taken by the Innotrac board pursuant to those provisions, will (i) permit Innotrac to enter into any agreement providing for any transaction contemplated by an acquisition proposal for as long as the merger agreement remains in effect or (ii) affect in any manner any other obligation of Innotrac under the merger agreement.

Innotrac agreed not to release or permit the release of any person from, or to waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which Innotrac is a party or under which Innotrac has any rights, and will use its best efforts to enforce or cause to be enforced each such agreement at the request of GSI. Innotrac also will promptly request each person that has executed a confidentiality agreement in connection with its consideration of a possible acquisition proposal or equity investment to return all confidential information previously furnished to such person by or on behalf of Innotrac. Innotrac also agreed not to take any actions, or omit to take any actions, inconsistent with the terms of the merger agreement or any of the ancillary agreements.

Indemnification and Insurance

The merger agreement provides that all rights to indemnification existing in favor of those persons who are or have at any time been directors or officers of Innotrac for their acts and omissions occurring prior to the effective time of the merger will survive the merger and will be observed by Innotrac as the surviving corporation to the fullest extent available under applicable law for a period of six years from the effective time of the merger.

Innotrac will also maintain in effect, for the benefit of the indemnified Innotrac directors and officers with respect to their acts and omissions occurring prior to the effective time of the merger, a prepaid “tail” policy of directors’ and officers’ liability insurance covering the period of time from the effective time of the merger until the sixth anniversary of the effective time of the merger to the extent such policy is commercially available. Such policy will be no less favorable in all material respects to the indemnified officers and directors than the policy maintained by Innotrac prior to consummation of the merger, but GSI will not be required to pay an aggregate premium for such policy in excess of $165,000, and, in the event the aggregate premium for such policy exceeds $165,000, GSI will be entitled to alter the terms of such coverage and/or period of such coverage to such terms of coverage and/or period of time that can be obtained for an aggregate premium equal to $165,000.

The right to indemnification and insurance described above is subject to qualifications and limits. You should read the merger agreement, attached as Annex A, for a more complete discussion of the indemnification and insurance provisions.

Conditions to the Merger

The obligations of each of Innotrac and GSI to complete the merger depend upon the satisfaction or waiver of a number of conditions, including, among other things, that:

•	the merger agreement and the merger must have been approved and adopted by the Innotrac shareholders;

•	no law or regulation shall be in effect that makes completion of the merger illegal, and no court order or other legal restraint or prohibition shall be in effect that prevents the consummation of the merger;

•	any waiting periods under any applicable antitrust law or regulation shall have expired or been terminated, or any consent required under any applicable antitrust law or regulation shall have been obtained;

•	the registration statement of which this joint proxy statement/prospectus forms a part must have become effective under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order. No stop order or similar restraining order shall be threatened or entered by the SEC or any state securities administration preventing the merger, and no order suspending trading of GSI stock on Nasdaq shall have been issued or pending for that purpose;

•	with respect to the IPOF Fund litigation and any related or similar litigation matters:

•	the settlement agreement shall be in full force and effect in accordance with its terms, shall not have been amended or modified without the prior written consent of GSI (which may be withheld in its sole and absolute discretion) and shall have been performed in accordance with its terms;

•	any and all claims against Innotrac and all directors, officers, employees, agents, representatives and affiliates of Innotrac by any party in the IPOF Fund litigation matters shall have been dismissed with prejudice by order of the Court pursuant to the settlement agreement;

•	such settlement agreement shall have been approved by Order of the Court in each of the IPOF Fund litigation matters and shall have become effective (including the full release by the receiver on behalf of the IPOF Fund and its partners or investors of Innotrac and GSI, and their respective direct or indirect subsidiaries, parents and other affiliates, and their respective past, present and future officers, directors, shareholders, affiliates, employees, agents and representatives and their respective successors, predecessors, heirs and assigns and attorneys from all claims, including claims arising out of the facts or circumstances alleged in the IPOF Fund litigation matters, as set forth in the settlement agreement);

•	the bar order in the form attached to the settlement agreement shall have been approved and issued by the Court in each of the IPOF Fund litigation matters after notice, full disclosure of all material facts and an opportunity to be heard has been given to all parties to the IPOF Fund litigation matters and the partners or investors in the IPOF Fund, and without the payment of money (other than the payment of $100,000 as set forth in the settlement agreement) or the award of any damages or costs or any other relief that may be adverse to GSI or Innotrac; and

•	both parties shall have performed and complied, in all material respects, with all covenants and agreement contained in the merger agreement and required to be performed or complied with by such party prior to closing.

With respect to the obligation of GSI to complete the merger, the following conditions also apply:

•	the representations and warranties of Innotrac relating to corporate organization, capital stock and ownership, SEC filings, the authority of Innotrac to enter into the merger agreement and the binding nature of the merger agreement, the non-applicability of anti-takeover laws, the required vote, the fairness opinion, financial and other advisory fees, financial advisory agreements and disclosure must be true and correct in all respects as of the date of the merger agreement and as of the closing date of the merger as though made on and as of the closing date (other than to the extent such representations and warranties expressly relate to an earlier date, in which case such representations or warranties must have been be true and correct in all respects as of such earlier date), and any other representations and warranties of Innotrac must be true and correct in all respects (without regard to materiality or material adverse effect qualifications) as of the date of the merger agreement and as of the closing date of the merger as if made on and as of the closing date (other than to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties must have been true and correct as of such earlier date, determined without regard to any materiality or material adverse effect qualifications therein), except where the failure of such representations and warranties to be so true and correct is not, individually or in the aggregate, reasonably likely to result in a material adverse effect, as defined below, with respect to Innotrac;

•	since the date of the merger agreement, there shall not have occurred any Innotrac material adverse effect;

•	any material consent required to be obtained in connection with the merger or any of the other transactions contemplated by the merger agreement shall have been obtained and shall be in full force and effect;

•	GSI shall have received a certificate executed by the Chief Executive Officer and Chief Financial Officer of Innotrac, confirming that the conditions regarding Innotrac shareholder approval, Innotrac’s representations and warranties, the performance of Innotrac’s obligations under the merger agreement, the absence of any Innotrac material adverse effect, material consents and the revolving credit facility have been duly satisfied, which certificate shall be in full force and effect;

•	there shall not be pending or threatened any proceeding in which a governmental body is or is threatened to become a party or is otherwise involved:

•	challenging or seeking to restrain, prohibit, rescind or unwind the consummation of the merger or any of the other transactions contemplated by the merger agreement;

•	relating to the merger or any of the other transactions contemplated by the merger agreement and seeking to obtain from GSI or Innotrac any damages or other relief that may be material to GSI or Innotrac;

•	seeking to prohibit or limit in any material respect GSI’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Innotrac;

•	that could materially and adversely affect the right of GSI or Innotrac to own the assets or operate the business of Innotrac;

•	seeking to compel any of Innotrac, GSI, or any subsidiary of GSI to dispose of or hold separate any material assets as a result of the merger or any of the other transactions contemplated by the merger agreement; or

•	seeking to impose (or that could result in the imposition of) any criminal sanctions or liability on Innotrac;

•	there shall not be pending any other proceeding in which, in the reasonable judgment of GSI, there is a reasonable possibility of an outcome that could have a GSI material adverse effect or Innotrac material adverse effect:

•	challenging or seeking to restrain, prohibit, rescind or unwind the consummation of the merger or any of the other transactions contemplated by the merger agreement;

•	seeking to obtain from GSI or Innotrac any damages or other relief relating to the merger or any of the other transactions contemplated by the merger agreement that may be material to GSI or Innotrac;

•	seeking to prohibit or limit in any material respect GSI’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Innotrac;

•	materially and adversely affecting the right of GSI or Innotrac to own the assets or operate the business of Innotrac; or

•	seeking to compel any of Innotrac, GSI or any subsidiary of GSI to dispose of or hold separate any material assets as a result of the merger or any of the other transactions contemplated by the merger agreement;

•	if Innotrac shall have failed to file any document required to be filed with the SEC on or after the date of the merger agreement as and in the form required under the Exchange Act, or either the chief executive officer or the chief financial officer of Innotrac shall have failed to provide, with respect to any document filed (or required to be filed) by Innotrac with the SEC on or after the date of the merger agreement, any necessary certification as and in the form required under Rule 13a-14 or Rule 15d-14 under the Exchange Act or 18 U.S.C. § 1350, then, in each case, such failure shall have been rectified;

•	the aggregate number of shares of Innotrac common stock on the closing date of the merger, the holders of which have exercised dissenters’ rights under the GBCC shall not equal or exceed 10% of the shares of Innotrac common stock outstanding as of the record date for the meeting of Innotrac shareholders;

•	the employment agreement, voting agreement and noncompetition agreement with Scott D. Dorfman each shall be in full force and effect in accordance with their respective terms and the employment agreement shall not have been amended or modified without the prior written consent of GSI (which may be withheld in its sole and absolute discretion). Without limiting the generality of the foregoing, the obligation of Mr. Dorfman to provide indemnification under the voting agreement shall be in full force and effect; and

•	during the period from the date of the merger agreement until the closing date, either Innotrac’s current revolving credit facility (as amended with the consent of GSI), referred to as the “Innotrac revolving credit facility,” or a replacement revolving credit facility, in either case with terms substantially the same as, or more favorable to Innotrac than, the material terms in effect on the date of the merger agreement (including borrowing capacity, interest rate (except that any replacement revolving credit facility may provide for up to a 100 basis point increase in the interest rate spread over LIBOR compared to the interest rate spread over LIBOR in effect under the Innotrac revolving credit facility on the date of the merger agreement), commitment fees, unused line fees, termination fees and other fees, collateral, covenants, term and other debts, liabilities or obligations), shall have been in full force and effect.

With respect to the obligation of Innotrac to complete the merger, the following conditions also apply:

•	the representations and warranties of GSI relating to due organization of GSI, the authority of GSI to enter into the merger agreement and the binding nature of the merger agreement on GSI must be true and correct in all respects as of the date of the merger agreement and as of the closing date as if made on and as of the closing date (other than to the extent any such representations and warranties expressly relate to an earlier date, in which case any such representations and warranties must have been true and correct in all respects as of such earlier date), and any other section of the merger agreement must be true and correct in all respects (without regard to materiality or GSI material adverse effect qualifications) as of the date of the merger agreement and as of the closing date of the merger as if made on and as of the closing date (other than to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties must have been true and correct as of such earlier date, determined without regard to any materiality or GSI material adverse effect qualifications therein) except where the failure of any such representations and warranties to be so true and correct has not and would not, individually or in the aggregate, reasonably be expected to have a GSI material adverse effect, provided, however, that if GSI elects to pay all of the merger consideration in cash, only an event which has an adverse effect on GSI’s ability to consummate the merger will be deemed to have a GSI material adverse effect; and

•	Innotrac shall have received a certificate executed by the Chief Financial Officer of GSI, confirming that the conditions relating to GSI’s representations and warranties and the performance of GSI’s obligations under the merger agreement have been duly satisfied, which certificate shall be in full force and effect.

A “material adverse effect” with respect to a party means any event, occurrence, violation, inaccuracy, circumstance or other matter which had or could reasonably be expected to have a material adverse effect on:

•	the business, condition (financial or otherwise), capitalization, assets, liabilities, operations, revenues, results of operations, cash flows and financial performance of such party;

•	the ability of such party to consummate the merger or any of the other transactions contemplated by the merger agreement or to perform any of its obligations under the merger agreement; or

•	with respect to Innotrac only, GSI’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Innotrac;

provided, however, that in determining whether there has been a material adverse effect with respect to a party, any adverse effects directly resulting from or directly attributable to any of the following (either alone or in combination) shall be disregarded:

•	general economic conditions or general conditions in the industry in which such party does business which conditions do not affect such party in a disproportionate manner;

•	with respect to Innotrac only, the implementation of the termination of AT&T’s business relations with Innotrac in accordance with Innotrac’s publicly disclosed plans as of the date of the merger agreement;

•	the announcement or pendency of the merger agreement or the anticipated consummation of the merger, including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, distributors or partners;

•	any decline in the market price, or change in trading volume, of such party’s common stock or any failure to meet publicly announced revenue or earnings projections (provided, however, that the underlying reason for such decline, change or failure shall not be excluded by virtue of this clause from the determination of a material adverse effect with respect to such party);

•	acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the merger agreement, which do not affect such party in a disproportionate manner.

You should read the merger agreement, which is attached as Annex A, for a more complete discussion of the conditions to the merger.

Closing Date and Effective Date

The consummation of the merger will take place no later than the tenth (10th) business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in the merger agreement, unless another date is agreed to in writing by the parties. Concurrently with or as soon as practicable following the closing of the merger, Innotrac will file articles of merger satisfying the applicable requirements of the GBCC with the Secretary of State of the State of Georgia. The merger will take effect at the time that the articles of merger are filed, or at such later time as is specified in the articles of merger. The parties expect that the merger will be completed in the first half of 2009, but it is possible that we could complete the merger sooner or later than this estimate.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, whether before or after shareholder approval has been obtained, as follows:

•	by mutual written consent of GSI and Innotrac, duly authorized by their respective boards of directors;

•	by either GSI or Innotrac if:

•	a court of competent jurisdiction or other governmental body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other final and nonappealable action, having the effect of permanently restraining, enjoining or otherwise prohibiting the merger or making consummation of the merger illegal; provided, that in the case of a restraining order, injunction or other order, each of the parties shall have used their commercially reasonable efforts to prevent the entry of any such restraining order, injunction or other order and to appeal as promptly as possible any restraining order, injunction or other order that may be entered;

•	the merger shall have not been consummated by June 30, 2009, so long as the failure to complete the merger is not the result of the terminating party’s failure to perform any covenant or obligation in the merger agreement required to be performed by such party at or prior to the effective time of the merger;

•	the Innotrac special meeting (including any adjournments and postponements thereof) shall have been held and Innotrac’s shareholders shall have taken a final vote on a proposal to approve the merger agreement and the merger agreement shall not have been approved at the Innotrac special meeting (and shall not have been approved at any adjournment or postponement thereof) by Innotrac’s shareholders;

•	the GSI Average Price is equal to or less than $11.12, by written notice delivered to the other party at any time during the period beginning at 4:00 PM (Eastern Time) on the third trading day prior to the scheduled date of the Innotrac special meeting and ending at 12:00 PM (Eastern Time) on the second business day following such third trading day, unless, in the case of a notice of termination delivered by Innotrac, GSI in its sole and absolute discretion gives written notice to Innotrac during the period beginning on the business day on which Innotrac’s termination notice is received and ending at 12:00 PM (Eastern Time) on the second business day following the business day on which Innotrac’s termination notice is received, to the effect that GSI agrees to pay the stock portion of the merger consideration in stock and/or cash with a value of $25.6 million in the aggregate.

•	by GSI if:

•	any of the following events, each of which is referred to as a “triggering event,” shall have occurred:

•	the Innotrac board shall have failed to recommend that Innotrac’s shareholders vote to approve the merger agreement, or shall have withdrawn or modified the Innotrac Board Recommendation in a manner adverse to GSI;

•	Innotrac shall have failed to include in the Innotrac proxy statement sent to Innotrac shareholders in connection with the special meeting the recommendation of the Innotrac board that the shareholders of Innotrac vote to approve the merger and the merger agreement or a statement to the effect that the Innotrac board has determined and believes that the merger is in the best interests of Innotrac’s shareholders;

•	the Innotrac board fails to reaffirm its recommendation that the shareholders of Innotrac vote to approve the merger and the merger agreement, or fails to reaffirm its determination that the merger is in the best interests of Innotrac’s shareholders, within five business days after GSI requests in writing that such recommendation or determination be reaffirmed;

•	the Innotrac board shall have approved, endorsed, recommended or taken a neutral position with respect to any acquisition proposal;

•	Innotrac shall have entered into any letter of intent or similar document or any contract relating to any acquisition proposal (other than a confidentiality agreement that is entered into in accordance with the terms of the merger agreement);

•	a tender or exchange offer relating to securities of Innotrac shall have been commenced and Innotrac shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that Innotrac recommends rejection of such tender or exchange offer;

•	an acquisition proposal is publicly announced, disclosed or commenced or submitted, made or publicly communicated to the Innotrac board and Innotrac fails to comply with the requirements of the merger agreement; or

•	Innotrac or any representative of Innotrac shall have intentionally breached any of the material non-solicitation provisions set forth in Section 4.3 of the merger agreement; or

•	Innotrac shall have breached any of its representations or warranties contained in the merger agreement, such that the applicable conditions to closing would not be satisfied; or Innotrac shall not have performed and complied, in all material respects, with each material covenant or agreement contained in the merger agreement and required to be performed or complied with by it; provided, however, if such inaccuracy or breach is curable by Innotrac, then GSI may not terminate the merger agreement with respect to a particular inaccuracy or breach prior to or during the ten business day period commencing upon delivery by GSI of written notice to Innotrac of such inaccuracy or breach, provided Innotrac continues to exercise commercially reasonable efforts to cure such inaccuracy or breach during such ten business day period; or

•	by Innotrac if:

•	GSI shall have breached any of its representations or warranties contained in the merger agreement, such that the applicable conditions to closing would not be satisfied; or GSI shall not have complied, in all material respects, with its covenants contained in this Agreement, except where such noncompliance does not have a material adverse effect on the ability of GSI to consummate the merger; provided, however, if such inaccuracy or breach is curable by GSI, then Innotrac may not terminate the merger with respect to a particular inaccuracy or breach prior to or during the ten business day period commencing upon delivery by Innotrac of written notice to GSI of such inaccuracy or breach, provided GSI continues to exercise commercially reasonable efforts to cure such inaccuracy or breach during such ten business day period; or

•	Innotrac intends to enter into an agreement with respect to a superior proposal, if in the good faith opinion of the Innotrac board, determined only after consulting with independent legal counsel to Innotrac, the failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of the Innotrac board to the shareholders under applicable law, provided that Innotrac has complied with certain notice and other provisions.

Anything set forth above to the contrary notwithstanding, the merger agreement may not be terminated by Innotrac unless any termination fee and expenses required to be paid by Innotrac prior to or simultaneously with the termination of the merger agreement shall have been paid in full.

In the event of termination of the merger agreement as provided above, the merger agreement will be of no further force and effect, provided, however, that the provisions of the merger agreement regarding public disclosure of the merger agreement, termination fees and applicable law and jurisdiction, among others, as well as the confidentiality agreement between GSI and Innotrac, will survive the termination of the merger agreement and will remain in full force and effect. The termination of the merger agreement will not relieve any party from liability for breach of any representation, warranty, covenant, obligation or other provision contained in the merger agreement.

Expenses; Termination Fees

Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such expenses, whether or not the merger is consummated; provided, however, GSI and Innotrac will share equally all fees and expenses, other than attorneys’ fees, accounting fees, and financial advisory fees, incurred in connection with the filing of any notice or other document under any applicable antitrust law or regulation.

In addition, Innotrac has agreed to reimburse GSI for all reasonable fees and expenses (including all reasonable attorneys’ fees, accountants’ fees, financial advisory fees and all filing fees) that have been paid or that may become payable by or on behalf of GSI in connection with the due diligence review of Innotrac by GSI and its representatives, the preparation and negotiation of the merger agreement and otherwise in connection with the merger or any of the other transactions contemplated by the merger agreement, up to a maximum of $1.0 million in the aggregate, if the merger agreement is terminated:

•	by GSI or Innotrac because:

•	the merger was not consummated by June 30, 2009, provided, however, that no fees and expenses shall be payable in the event of a termination of the merger agreement by GSI pursuant to this provision unless at or at any time prior to the time of the termination of the merger agreement an acquisition proposal shall have been disclosed, announced, commenced, submitted or made, and no fees and expenses shall be payable in the event of a termination of the merger agreement by Innotrac pursuant to this provision unless at or at any time prior to, or within 90 days after, the time of the termination of the merger agreement an acquisition proposal shall have been disclosed, announced, commenced, submitted or made; or

•	the Innotrac shareholders fail to approve the merger agreement, provided, however, that no fees and expenses shall be payable in the event of a termination of the merger agreement by GSI or Innotrac pursuant to this provision unless at or prior to the time of the termination of the merger agreement an acquisition proposal shall have been disclosed, announced, commenced, submitted or made;

•	by GSI because a triggering event has occurred; or

•	by Innotrac because Innotrac proposes to enter into an agreement with respect to a superior proposal.

Innotrac also agreed to pay to GSI a termination fee of $1.6 million if the merger agreement is terminated:

•	by either party because the merger was not consummated by June 30, 2009 or the Innotrac shareholders fail to approve the merger agreement, and at or at any time prior to the time of the termination of the merger agreement (A) an acquisition proposal shall have been disclosed, announced, commenced, submitted or made and (B) with respect to such acquisition proposal, a triggering event shall have occurred;

•	by GSI because a triggering event has occurred; or

•	by Innotrac because Innotrac proposes to enter into an agreement with respect to a superior proposal.

If Innotrac fails to pay when due any amount payable with respect to a termination of the merger agreement, then, in addition to reimbursing GSI for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by GSI of its rights under the merger agreement, Innotrac shall pay to GSI interest on such overdue amount at a rate per annum equal to the “prime rate” in effect on the date such overdue amount was originally required to be paid plus three percent (3.0%).

No expense reimbursement payment or payment of any termination fee shall relieve Innotrac of any liabilities to or damages suffered by GSI arising out of any breach of the merger agreement by Innotrac or its representatives.

Exchange Procedures for Innotrac Stock

GSI has designated American Stock Transfer & Trust Company to act as paying agent under the merger agreement. As soon as reasonably practicable after the effective time of the merger, the paying agent will mail to each Innotrac shareholder of record as of the effective time of the merger, a letter of transmittal and instructions for use in effecting the surrender of the Innotrac stock certificates pursuant to such letter of transmittal. Innotrac shareholders can also download and complete a generic letter of transmittal from American Stock Transfer & Trust Company at www.amstock.com/shareholderletter.pdf. Upon surrender to the paying agent of a stock certificate, together with a completed letter of transmittal, and such other documents as may be required by the instructions, the paying agent will send to such shareholder a certificate representing the number of shares of GSI common stock, and/or a check representing the cash, payable as the merger consideration, and such stock certificate shall then be canceled.

For a more complete description of the exchange procedures, you should review the merger agreement which is attached to this document as Annex A.

Voting, Cooperation and Indemnification Agreement

On October 5, 2008, Scott D. Dorfman, Innotrac’s chairman, president, chief executive officer and principal shareholder, and his wife entered into a voting, cooperation and indemnification agreement, referred to as the “Dorfman voting agreement,” with GSI. The following is a summary of the material terms of the Dorfman voting agreement.

This summary is qualified in its entirety by reference to the Voting, Cooperation and Indemnification Agreement. See “Where You Can Find More Information.”

Voting Obligations

Under the Dorfman voting agreement, Mr. Dorfman and his wife agreed that, until the earlier of a valid termination of the merger agreement and the effective date of the merger, they will appear at any annual or special meeting of Innotrac shareholders for the purpose of establishing a quorum, and will vote all shares of Innotrac common stock owned by each of them as of the record date in favor of the merger, the approval of the merger agreement and any other transactions contemplated by the merger agreement, and against any of the following (other than those transactions contemplated by the merger agreement):

•	any extraordinary Innotrac corporate transactions such as a merger, consolidation or other business combination;

•	any sale, lease, sublease, license, sublicense or transfer of a material portion of the rights or assets of Innotrac;

•	any reorganization, recapitalization, dissolution or liquidation of Innotrac;

•	any change in a majority of the Innotrac board;

•	any amendment to Innotrac’s certificate of incorporation or bylaws;

•	any material change in Innotrac’s capitalization or corporate structure;

•	any acquisition proposal (as defined in the merger agreement) or any action that would, directly or indirectly, result in an acquisition proposal; and

•	any action that is intended or could reasonably be expected to facilitate the acquisition of Innotrac by a party other than GSI, or impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the merger agreement.

Mr. Dorfman and his wife further agreed that neither will enter into any other agreement or grant a proxy or power of attorney with respect to the subject securities which is inconsistent with the Dorfman voting agreement, or take any other actions with respect to the subject securities that would in any way interfere with the performance of their obligations under the Dorfman voting agreement. The subject securities include the Innotrac securities owned by each of Mr. Dorfman and his wife as of the date of the Dorfman voting agreement and any additional Inntorac securities acquired by either of them during the term of the Dorfman voting agreement. Mr. Dorfman and his wife also waived any dissenters’ rights to which they may have been entitled as a result of the merger and the related transactions.

Transfer Restrictions

Mr. Dorfman and his wife each agreed that, during the term of the Dorfman voting agreement, neither will cause or permit any transfer of any subject securities, except transfers:

•	to such party’s immediate family, or to a trust for the benefit of such party or such party’s immediate family; or

•	upon the death of such party;

provided that a transfer will be permitted only if each transferee agrees to be bound by the applicable terms of the Dorfman voting agreement.

Mr. Dorfman and his wife further agreed that during the term of the Dorfman voting agreement neither will deposit any of the subject securities into a voting trust or grant any proxy or execute any other similar agreement with respect to the subject securities.

Non-Solicitation

Mr. Dorfman and his wife agreed that during the term of the Dorfman voting agreement neither will, directly or indirectly, including through any representative:

•	solicit, initiate, facilitate, induce or encourage, directly or indirectly, the making, submission or announcement of any acquisition proposal or take any action that could reasonably be expected to lead to an acquisition proposal;

•	furnish any information regarding Innotrac to any person in connection with or in response to an acquisition proposal or potential acquisition proposal; or

•	engage in discussions with any person with respect to any acquisition proposal.

In addition, Mr. Dorfman and his wife agreed that each will promptly advise GSI orally and in writing of any acquisition proposal that is received by them, and that each would immediately cease any existing discussions with any person that related to any acquisition proposal.

Right to Receive Future Sale Proceeds

The Dorfman voting agreement also provides if the merger agreement is terminated under certain circumstances, referred to as a “qualifying termination,” and another acquisition proposal is completed or entered into (and subsequently completed) during the one year period after termination of the merger agreement, Mr. Dorfman will pay to GSI two-thirds of the amount by which the proceeds payable to Mr. Dorfman in connection with each such acquisition proposal exceeds the merger consideration payable to Mr. Dorfman under the merger agreement. For these purposes, a qualifying termination of the merger agreement is one which would give rise to Innotrac’s obligation under the merger agreement to reimburse GSI for its expenses. Mr. Dorfman may pay this amount to GSI in cash or in the same combination and proportion of cash, securities and/or other property that Mr. Dorman receives in connection with the acquisition proposal.

Indemnification

The Dorfman voting agreement requires Mr. Dorfman, from and after the effective time of the merger, to indemnify GSI from and against any and all claims, damages or expenses arising out of any of the following:

•	any misrepresentation, breach or failure of the representation and warranty of Innotrac relating to Innotrac’s capital stock and ownership;

•	any misrepresentation, breach or failure of any warranty or representation of Mr. Dorfman and his wife contained in the Dorfman voting agreement;

•	any failure or refusal by Mr. Dorfman and his wife to satisfy or perform any covenant, term or condition of the Dorfman voting agreement; and

•	the IPOF Fund litigation and any related or similar matters, provided that Mr. Dorfman’s obligation to provide indemnification for such matters:

•	will not apply to the extent that any such claims, damages or expenses are paid by certain Innotrac director and officer insurance policies; and

•	may be limited or extinguished if he provides notice to GSI within five days after final approval by the United States District Court for the Northern District of Ohio of any amendment or modification to the settlement agreement or bar order that he believes has the effect of materially increasing his liability under the indemnification provisions or excluding him from the protection of the release and bar order provided for in the settlement agreement.

Claims for indemnification must be made by GSI within two years of the closing of the merger. Mr. Dorfman’s indemnification liability is capped at $10.0 million. GSI has the right to setoff, against any amounts due to Mr. Dorfman under the $2.5 million restricted stock award to be granted to Mr. Dorfman in connection with his employment agreement, any indemnification amounts for which GSI is entitled to indemnification under the Dorfman voting agreement.

Escrow Funds

In order to secure his indemnification obligations, Mr. Dorfman will cause $4.0 million of the merger consideration that he will receive in connection with the merger to be placed into an escrow account. Subject to certain limitations, Mr. Dorfman will have the option of delivering the escrow funds in cash or a combination of cash and GSI stock. The amount of escrow funds may be decreased down to $2.0 million as investors in the IPOF Fund submit releases to the court-appointed receiver for the fund.

IPOF Fund Settlement Agreement

On October 5, 2008, Innotrac entered into a settlement agreement with Mark E. Dottore, as the court-appointed receiver for all assets of any kind of the IPOF Fund. The settlement agreement provides that, upon the terms and subject to the conditions set forth in the settlement agreement, the receiver shall receive IPOF Fund’s share of the merger consideration, with respect to the shares owned by IPOF Fund, directly from GSI. The settlement agreement also provides that the receiver will file a motion with the United States District Court for the Northern District of Ohio requesting that the Court (i) grant conditional and final approval of the settlement agreement, (ii) grant conditional and final approval of the sale, pursuant to the merger agreement, of the shares of Innotrac common stock owned by IPOF Fund, (iii) order the dismissal with prejudice of all claims against Innotrac or any of its affiliates from the IPOF Fund litigation and (iv) issue a bar order pursuant to which all other participants in the IPOF Fund litigation and certain other persons or entities with interests therein who are not participants to the settlement agreement are barred from pursuing any claims against Innotrac or any of its officers, directors and other affiliates and GSI that relate to the facts alleged in the IPOF Fund litigation or that arise from the IPOF Fund’s purchase or ownership of Innotrac common stock or the trading in, granting or exercising options in, or alleged manipulation of Innotrac common stock. The receiver filed such motion on October 7, 2008, and the Court granted such conditional approval of the settlement agreement on October 8, 2008.

In accordance with the terms of the settlement agreement, Innotrac will pay to the receiver the sum of $100,000 for distribution to the IPOF Fund, separate from the IPOF Fund’s share of the merger consideration to be received from GSI. Additionally, pursuant to the settlement agreement, each of Innotrac and the IPOF Fund fully release the other from all causes of action, suits, complaints, claims, liabilities, obligations, damages and expenses (including attorneys’ fees and costs).

The above is a brief summary of the material terms of the settlement agreement. This summary is qualified in its entirety by reference to the settlement agreement. See “Where You Can Find More Information.”

Nondisclosure, Noncompetition and Nonsolicitation Agreement

On October 5, 2008, GSI and Mr. Dorfman entered into a nondisclosure, noncompetition and nonsolicitation agreement, referred to as the “noncompetition agreement,” pursuant to which Mr. Dorfman agreed that he would not, at all times after the consummation of the merger, disclose proprietary information (as defined in the noncompetition agreement) and third party information (as defined in the noncompetition agreement). In addition, under the noncompetition agreement, Mr. Dorfman agreed generally not to compete with, or solicit the customers or employees of, GSI or its affiliates for a period of four years following the consummation of the merger. In the event that the merger agreement is terminated in accordance with its terms, this noncompetition agreement will also terminate.

The above is a brief summary of the material terms of the noncompetition agreement. This summary is qualified in its entirety by reference to the noncompetition agreement. See “Where You Can Find More Information.”

Ownership of GSI Following the Merger

Assuming that GSI does not opt to pay the entire portion of the stock consideration in cash, as a result of the merger, the holders of Innotrac common stock will become stockholders of GSI. GSI will cause the shares of GSI common stock to be issued in the merger to be listed on the Nasdaq Global Select Market.

Assuming the GSI Average Price is within the range of $11.12 to $20.85, inclusive, and GSI does not opt to pay any portion of the stock merger consideration in cash, the total number of shares GSI will issue will range from 2,302,379 and 1,438,849. Based on the number of shares of GSI common stock issued and outstanding on October 2, 2008, such range of shares of GSI common stock issued to Innotrac shareholders will represent approximately 2.94% to 4.62% of the outstanding common stock of GSI after the merger. GSI stockholders will continue to own their existing shares.

Board of Directors and Management of GSI Upon Consummation of the Merger

When the merger is complete, GSI will continue to be managed by its current directors and officers.

Regulatory Approvals

There are no regulatory approvals that are expected to be required in order for the transactions contemplated by the merger agreement to be completed.

Resale of GSI Common Stock

The GSI common stock issued in connection with the merger will be freely transferable, except that any shares issued to any Innotrac shareholder who may be deemed to be an affiliate of GSI will be subject to restrictions on the resale of such GSI common stock under Rule 144 adopted by the SEC.

Persons who are affiliates of GSI after the effective time of the merger may publicly resell the shares of GSI common stock received by them in the merger subject to certain limitations as to, among other things, the amount of GSI common stock sold by them in any three-month period and the manner of sale and subject to certain filing requirements specified in Rule 144 and in a manner consistent with GSI’s insider trading policy. At the present time, we anticipate that no Innotrac affiliates will be deemed affiliates of GSI after the merger.

The ability of affiliates of GSI to resell shares of GSI common stock received in the merger under Rule 144 as summarized above generally will be subject to GSI having timely filed the periodic reports required under the Exchange Act for specified periods prior to the time of sale. Affiliates of GSI would also be permitted to resell GSI common stock received in the merger pursuant to an effective registration statement under the Securities Act or another available exemption from the registration requirements of the Securities Act. Neither the registration statement of which this proxy statement/prospectus is a part nor this proxy statement/prospectus cover any resales of GSI common stock received by persons who may be deemed to be affiliates of GSI in the merger. GSI may place restrictive legends on the GSI common stock certificates issued to persons who are deemed affiliates of GSI under the Securities Act.

Dissenters’ Rights for Innotrac Shareholders

Under Georgia law, Innotrac shareholders have the right to dissent from the merger and to receive the fair value of their shares in cash. See “Special Meeting of Innotrac Shareholders — Dissenters’ Rights.”

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion summarizes the material federal income tax consequences of the merger that are generally applicable to holders of Innotrac common stock. The discussion is for general information purposes only. No state, local, or foreign tax considerations are addressed herein. Except as discussed below with respect to dissenters’ rights, this discussion addresses solely the material federal income tax consequences of the exchange in the merger of Innotrac common stock for cash and GSI common stock, if any.

The discussion is based on federal income tax law in effect as of the date hereof, which is subject to change at any time (possibly with retroactive effect), and does not address the tax consequences of any transaction other than the merger, including transactions completed prior to or after the merger (whether or not such transactions are in connection with the merger). No opinions of counsel or rulings from the Internal Revenue Service have been requested or obtained in connection with the merger.

ACCORDINGLY, ALL INNOTRAC SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

This discussion only applies to an Innotrac shareholder that is (1) a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States or any state thereof (or the District of Columbia), (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (b) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes. If a partnership (or any other type of entity treated as a partnership for U.S. federal income tax purposes) holds Innotrac stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Innotrac common stock, you should consult your tax advisor. This discussion also applies only to such holders of Innotrac common stock who own such stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes) and does not deal with all federal income tax considerations that may be relevant to particular classes of Innotrac shareholders in light of their special circumstances, such as shareholders who are dealers in securities, tax-exempt entities, foreign persons, or persons who acquired their Innotrac common stock upon exercise of stock options or in other compensatory transactions.

It is expected that the merger will be a fully taxable transaction for U.S. federal income tax purposes. As a result, an Innotrac shareholder will generally recognize gain or loss as a result of the merger in an amount equal to the difference between the amount of cash plus the fair market value (determined at the effective time of the merger) of GSI common stock received by such shareholder and the shareholder’s adjusted tax basis in Innotrac common stock surrendered in the merger. Gain or loss will be determined separately for each block of shares (that is, shares acquired at the same price per share in a single transaction) surrendered for cash and GSI common stock pursuant to the merger. Such gain or loss will be a capital gain or loss if Innotrac common stock is held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code) and will be a long-term capital gain or loss if the shareholder’s holding period is greater than one year as of the effective time of the merger. The maximum federal income tax rate on net long-term capital gain recognized by individuals is 15% under current law. The maximum federal income tax rate on net long-term capital gain recognized by a corporation is 35%. Capital losses are subject to limitations on deductibility for both corporations and individuals.

The tax basis of GSI common stock received in the merger will equal the fair market value of the stock at the effective time of the merger, and the holder’s holding period for the GSI common stock received will begin on the day after the date of the effective time of the merger. Gain or loss realized upon any subsequent sale or other taxable disposition of the GSI common stock received in the merger will equal the difference between the holder’s adjusted tax basis in the GSI common stock at the time of that subsequent disposition and the amount realized on the disposition.

Under Georgia law, Innotrac shareholders have the right to dissent from the merger and receive payment in cash for the fair value of their Innotrac common stock. See “Special Meeting of Innotrac Shareholders — Dissenters’ Rights.” If an Innotrac shareholder receives cash pursuant to the exercise of such dissenters’ rights, such shareholder generally will recognize gain or loss in an amount equal to the difference between the cash received and such shareholder’s adjusted tax basis in its Innotrac common stock. Such gain or loss will be capital gain or loss if Innotrac common stock is held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code) and will be a long-term capital gain or loss if the shareholder’s holding period is greater than one year as of the effective time of the merger. Innotrac shareholders who exercise dissenters’ rights are urged to consult their own tax advisors.

Payments made to an Innotrac holder in connection with the merger will be subject to information reporting and may be subject to backup withholding, currently at a 28% rate. Backup withholding generally will apply only if the beneficial holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding rules and certification requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowable as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service in a timely manner.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE MERGER’S POTENTIAL TAX EFFECTS. INNOTRAC SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS.

Accounting Treatment

The merger will be accounted for under the “purchase” method of accounting. Under the purchase method of accounting, the tangible assets and liabilities of Innotrac, as of the completion of the merger, will be recorded at their fair values, as well as any identifiable intangible assets. Any remaining excess purchase price will be allocated to goodwill and will not be amortized. Instead, goodwill is evaluated for impairment annually. Financial statements of GSI issued after the consummation of the merger will reflect such values and will not be restated retroactively to reflect the historical position or results of operations of Innotrac. The income of Innotrac will be reflected in GSI’s consolidated statement of income from and after the date the merger is consummated.

The determination of the estimated purchase price will depend upon whether the merger closes in fiscal 2008, in which case SFAS 141 “Business Combinations,” referred to as “SFAS 141,” will apply, or fiscal 2009, in which case SFAS 141(R) “Business Combinations,” referred to as “SFAS 141(R),” will apply. Specifically, under SFAS 141(R) acquisition and restructuring costs are generally expensed as incurred, while under SFAS 141 most acquisition and restructuring costs are considered part of the acquisition price. Therefore, if the merger closes in fiscal 2008 SFAS 141 will govern and certain costs will be considered part of the acquisition price, and if the merger closes in fiscal 2009 SFAS 141(R) will govern and certain acquisition and restructuring costs which would have previously been included in the purchase price will be expensed. Such increases or decreases in expensed acquisition costs and resulting decreases or increases in goodwill would impact GSI’s results of operations and financial condition and could materially affect the trading price of GSI common stock.

SFAS 141 and 141(R) differ materially in other aspects, including the measurement date for the valuation of common stock issued as consideration for an acquisition. Specifically, under SFAS 141(R) the measurement date is the date the acquisition closes and under SFAS 141 the measurement date is a reasonable period before and after the announcement date. Because the price of GSI common stock may differ on these two potential measurement dates, the purchase price and the amount of goodwill, if any, recorded by GSI could change materially depending on whether the merger closes in fiscal 2008 or fiscal 2009.

Listing of GSI Common Stock on Nasdaq

GSI will cause the shares of GSI common stock to be issued in connection with the merger to be listed on the Nasdaq Global Select Market.

Information Concerning Innotrac

Business

Innotrac Corporation was founded in 1984 and is headquartered in Atlanta, Georgia. Innotrac provides order processing, order fulfillment and call center services to large corporations that outsource these functions. In order to perform call center and fulfillment functions in-house, a company may be required to develop expensive, labor-intensive infrastructures, which may divert its resources and management’s focus from its principal or core business. By assuming responsibility for these tasks, Innotrac strives to improve the quality of the non-core operations of its clients and to reduce their overall operating costs.

Innotrac receives most of its clients’ orders either through inbound call center services, electronic data interchange, referred to as “EDI,” or the internet. On a same day basis, depending on product availability, Innotrac picks, packs, verifies and ships the item, tracks inventory levels through an automated, integrated perpetual inventory system, warehouses data and handles customer support inquiries. Innotrac’s fulfillment and customer support services interrelate and are sold as a package, however they are individually priced. Innotrac’s clients may utilize its fulfillment services, customer support services, or both, depending on their individual needs.

Innotrac’s core competencies include:

•	Fulfillment Services:

•	sophisticated warehouse management technology;

•	automated shipping solutions;

•	real-time inventory tracking and order status;

•	purchasing and inventory management;

•	channel development;

•	zone skipping for shipment cost reduction;

•	product sourcing and procurement;

•	packaging solutions;

•	back-order management; and

•	returns management.

•	Customer Support Services:

•	inbound call center services;

•	technical support and order status;

•	returns and refunds processing;

•	call centers integrated into fulfillment platform;

•	cross-sell/up-sell services;

•	collaborative chat; and

•	intuitive e-mail response.

Innotrac provides a variety of services for a significant number of retail, catalog and direct marketing companies such as Target.com, a division of Target Corporation, Ann Taylor Retail, Inc., Smith & Hawken, Ltd., Porsche Cars North America, Inc., and Thane International. Innotrac takes orders for its retail, catalog and direct marketing clients via the internet, through customer service representatives at the Pueblo and Reno call centers or through direct electronic transmissions from clients. The orders are processed through one of Innotrac’s order management systems and then transmitted to one of its eight fulfillment centers located across the country, and are shipped to the end consumer or retail store location, as applicable, typically within 24 hours of when the order is received. Inventory is held on a consignment basis, with certain exceptions, and includes items such as shoes, dresses, accessories, books, outdoor furniture, electronics, small appliances, home accessories, sporting goods and toys.

Innotrac has historically been a major provider of fulfillment and customer support services to the telecommunications industry. In spite of a significant contraction and consolidation in this industry in the past several years, Innotrac continues to provide customer support services and fulfillment of consumer telephones and caller ID equipment and Digital Subscriber Line Modems, referred to as “Modems,” for clients such as AT&T Inc. and Qwest Communications International Inc. and their customers. The consolidation in the telecommunications industry resulted in the acquisition of BellSouth by AT&T in December of 2006, and on November 6, 2007, AT&T notified Innotrac that it intended to transition its fulfillment business in-house. The transition date was initially planned for the fourth quarter of 2008, but is now expected to occur some time in 2009. After that transition is complete, Innotrac projects that its telecommunications and modems customers may represent less than 5% of its annual revenues.

Innotrac also provides these services for business-to-business, referred to as “B2B,” clients including Books are Fun, Ltd. (a subsidiary of Readers’ Digest), NAPA and The Walt Disney Company.

The following table sets forth the percentage of revenues generated by Innotrac’s various business lines during the six-month period ended June 30, 2008 and during fiscal years 2007 and 2006:

	Six Months Ended
	June 30, 2008	2007	2006

e-commerce/Direct to Consumer	35.4	38.3%	38.2%
Direct Marketing	36.4	29.7	21.8
Modems	18.4	16.7	21.9
B2B	6.2	10.7	11.2
Telecommunications products	3.6	4.6	6.9

	100.0%	100.0%	100.0%

On October 31, 2006, Innotrac acquired the fulfillment and reverse logistics business of ClientLogic, located in Columbus, Ohio, for $3.2 million, which included estimated payments equal to ten percent of net revenues of the acquired business for a twelve month period beginning on April 1, 2007, totaling $1.4 million. During the twelve months ended December 31, 2007, the value of those estimated payments was reduced from $1.4 million to $0.8 million. For further information on the ClientLogic acquisition, see “— Management’s Discussion and Analysis of Financial Condition and Results of Operations — Omission of ClientLogic Financial Statements.”

With facilities in Atlanta, Georgia; Pueblo, Colorado; Reno, Nevada; Bolingbrook and Romeoville, Illinois; Hebron, Kentucky; and Columbus, Ohio, Innotrac’s national footprint is virtually complete. Innotrac is committed to deeper penetration within its existing business lines and continued diversification of its client base. Innotrac’s long-term goal is to have its business mix spread evenly across a higher number of clients in diverse industries.

Fulfillment Services

Providing effective turnkey fulfillment solutions for its clients’ products is Innotrac’s primary business. Innotrac’s capabilities in this area are described below:

Fulfillment.  Innotrac is committed to delivering its clients’ products to their customers on a timely and accurate basis. Innotrac’s personnel pick, pack, verify and ship product orders and requests for promotional, technical and educational literature, shoes, clothing, electronic equipment, accessories, books, small appliances, home accessories, sporting goods, toys and outdoor furniture for Innotrac’s clients. Innotrac uses several custom-designed, semi-automated packaging and labeling lines to pack and ship products as well as highly automated, conveyorized systems utilizing RF scanning and pick-to-light technologies. By utilizing these technologies, Innotrac is able to reduce labor costs and provide more timely shipments to its clients’ customers. Innotrac streamlines and customizes the fulfillment procedures for each client based upon the client request and the tracking, reporting and inventory controls necessary to implement that client’s marketing support program. Innotrac also offers comprehensive product return services whereby Innotrac’s personnel receive, log, test, repackage and dispose of products that are returned from end-users.

The following Innotrac operations have earned ISO 9001:2000 certification: Atlanta in 2002; Hebron, Kentucky in 2003; Pueblo in 2004; Chicago in 2005; and Reno in 2006. Innotrac is dedicated to providing quality service to its clients at every step in the fulfillment process. To ensure order accuracy, shipment inspection and system driven validation are performed to prove the contents exactly match the order prior to shipment. In addition, Innotrac has highly sensitive scales at the end of its packaging lines that also assist in ensuring the accuracy of every order. Innotrac’s 2007 order accuracy rate exceeded 99.7%.

Inventory Management.  An integral part of Innotrac’s fulfillment services is the monitoring and control of Innotrac’s clients’ inventories. Innotrac provides automated inventory management and reporting to assure real-time stock counts of its client’s products, literature and other items. Innotrac’s inventory systems enable it to provide management information to maintain consistent and timely reorder levels and supply capabilities and also enable the client to quickly assess stock balances, pricing information, reorder levels and inventory values. Innotrac offers this information to clients on a real-time basis through Innotrac’s internet gateway or direct system integration. Inventory management data is also utilized in Innotrac’s reporting services. Innotrac utilizes bar coding equipment in its inventory management systems, which improves the efficiency of stock management and selection. Innotrac also performs cycle counts throughout the year to check system-maintained item balances against physical item balances. Innotrac’s facilities have several layers of security. When necessary, Innotrac disposes of clients’ products utilizing established guidelines. Disposal procedures vary depending on the product and client business rules.

Purchasing Management.  For certain clients, Innotrac places orders for products Innotrac fulfills with vendors chosen by those clients. Innotrac’s purchasing management services include assisting a client in negotiating product pricing with the vendor, arranging returns and credits as well as forecasting product quantities required for normal business programs or promotions.

Product Consignment and Warehousing.  For substantially all of Innotrac’s clients, Innotrac warehouses products on a consignment basis and fulfills orders on behalf of customers for a fee. In certain cases (primarily AT&T), Innotrac may purchase and own inventory, but on a significantly reduced risk basis as a result of client guarantees and contractual indemnifications.

Customer Support Services

Another of Innotrac’s competencies is providing customer support services. Innotrac believes these services are critical to a comprehensive order processing and order fulfillment solution. Innotrac’s customer support services are described below.

Inbound Call Center Services.  Innotrac’s customer service representatives take orders for certain clients and resolve questions regarding shipping, billing and order status as well as a variety of other questions. From time to time they may sell equipment, other products and telephone company services to customers who call. To properly handle the call, Innotrac’s automated call distributor identifies each inbound call by the toll-free number dialed and immediately routes the call to the interactive voice response, referred to as “IVR,” system or an Innotrac customer service representative. If the caller is placing an order, the caller is immediately transmitted to a customer service representative trained to take the order and enter it into the systems for transmittal to the appropriate fulfillment center. If the customer has a question, complaint or needs return information, the IVR system attempts to resolve these issues by guiding the customer through a series of interactive questions. If IVR automatic resolution cannot solve the problem, the call is routed to one of Innotrac’s customer service representatives specially trained in the applicable client’s business and products and to answer using the client’s name. Innotrac’s customer service representatives can enter customer information into Innotrac’s call-tracking system, listen to a question and quickly access a proprietary network database using a graphical interface to answer a customer’s question. A senior representative is available to provide additional assistance for complex or unique customer questions. Customer service representatives are also trained to handle introductory level technical support issues. Customer requests are generally resolved with a single call, whether answered by a trained representative or Innotrac’s automated systems.

Returns and Refunds Processing.  The representatives respond to customer calls about product returns and refunds and obtain information about customer service problems. They facilitate a customer’s return of a product by providing a bar-coded label to the customer. When the returned item is processed and entered into the Innotrac system, it automatically triggers a pre-set action for reshipment of a product or refund to the customer.

Technology

Innotrac’s use of technology enables Innotrac to design and deliver services for each client’s fulfillment and customer support needs. Innotrac’s information technology group, or IT Group, has developed database marketing support and management systems. Innotrac has a technical integration platform written in Java over an Oracle database, which contains a complete web interface using XML-based Advanced Programming Interface tools that allows clients to transact with Innotrac electronically. Innotrac deploys the solution running on Sun Solaris utilizing Veritas cluster server software, which provides a high availability computing environment. Veritas backup software, DLT tape libraries and Oracle Hot backup capabilities allow Innotrac to backup its production Oracle databases online without interruption to the business unit. Innotrac’s burstable bandwidth allows Innotrac to quickly increase data capacity. Innotrac’s EMC storage solutions provide rapid access to data and the ability to scale quickly depending on business demands. Network connectivity is achieved with Cisco routers and local directors.

The open architecture of Innotrac’s computer system permits Innotrac to seamlessly interact with many different types of client systems. Innotrac’s IT Group uses this platform to design and implement application software for each client’s program, allowing clients to review their programs’ progress on-line to obtain real-time comprehensive trend analysis, inventory levels and order status and to instantly alter certain program parameters. As the needs of a client evolve, Innotrac’s IT Group works with Innotrac’s client services team to modify the program on an ongoing basis. Information can be exchanged via direct system integration, EDI, internet access and direct-dial applications. Innotrac believes that its technology platform provides it with the resources to continue to offer leading edge services to current and new clients and to integrate its systems with theirs. Innotrac believes that the integrity of client information is adequately protected by its data security system and off-site disaster back-up facilities.

Innotrac utilizes three primary warehouse management systems depending on its business line and locations. Innotrac utilizes PKMS warehouse management systems for clients at Innotrac’s Pueblo, Atlanta and Chicago-Romeoville warehouses. PKMS is an advanced fulfillment warehouse management system designed to support large volumes of transactions and users, which enable the effective management of high levels of throughput, from receiving through shipping. PKMS provides efficiencies in inventory management, outbound distribution and task management. Innotrac’s Chicago-Bolingbrook and Hebron facilities utilize an Optum warehouse management system, which is a highly configurable fulfillment solution for fast-moving, high volume, piece-pick operations suitable for Innotrac’s multi-channel retailers and catalogers.

Innotrac’s Reno facility utilizes an internally-developed, customized order management system, referred to as “OMS,” that is fully integrated with a customized warehouse management solution and includes front-end customer relationship management capabilities, that Innotrac believes is suitable for direct marketing clients.

Innotrac believes that its use of different systems for different types of clients and products allows Innotrac to effectively and efficiently manage its warehouse operations to secure a competitive advantage in the fulfillment industry.

Innotrac’s Pueblo call center utilizes the Rockwell Spectrum Automatic Call Distributor, or ACD, switch to handle call management functions. The ACD system has the capacity to handle approximately 1,200 call center representatives and as of December 31, 2007 was supporting approximately 450 representatives. Additionally, the ACD system is integrated with software designed to enable management to staff and supervise the call center based on call length and call volume data compiled by the ACD system. Innotrac’s call center in Reno employs an Aspect ACD Enterprise System switch and as of December 31, 2007 was supporting approximately 80 representatives. Innotrac’s integrated systems allow the customer service representatives to enter orders received via telephone into their computer which transmits the data over T1 lines to one of its two call centers and eight fulfillment centers’ order management systems where it is processed. Shortly thereafter the product is picked, packed, verified and shipped to the customer.

Personnel and Training

Innotrac’s success in recruiting, hiring and training large numbers of employees and obtaining large numbers of hourly employees during peak periods for fulfillment and call center operations is critical to its ability to provide high quality fulfillment and customer support services. Call center representatives and fulfillment personnel receive feedback on their performance on a regular basis and, as appropriate, are recognized for superior performance. Additional training is provided to all fulfillment center employees quarterly and to call center representatives on an as-needed basis. To maintain good employee relations and to minimize employee turnover, Innotrac offers competitive pay and hires primarily full-time employees who are eligible to receive a full range of employee benefits.

As of October 1, 2008, Innotrac had over 1,500 full-time employees supported by temporary staff on an as-needed basis. Management believes that the demographics surrounding Innotrac’s facilities and its reputation, stability, compensation and benefit plans should allow it to continue to attract and retain qualified employees. Currently, Innotrac is not a party to any collective bargaining agreements, and none of its employees are unionized.

Competition

In tailoring services to client needs, Innotrac competes on the basis of quality, reliability of service, scope of locations, efficiency, technical capabilities, speed and price. Innotrac competes with many companies, some of which have greater resources than it with respect to various portions of its business. Those companies include fulfillment businesses and call center operations. Innotrac believes that its comprehensive and integrated services differentiate it from many of those competitors. Innotrac continuously explores new outsourcing service opportunities, typically in circumstances where clients are experiencing inefficiencies in non-core areas of their businesses and management believes Innotrac can develop a superior outsourced solution on a cost-effective basis. Innotrac primarily competes with the in-house operations of its current and potential clients and also competes with certain companies that provide similar services on an outsourced basis.

Government Regulation

The Caller ID services offered by Innotrac’s telecommunications clients are subject to various federal and state regulations. The legality of Caller ID has been challenged in cases decided under the Electronic Communications Privacy Act (ECPA), and several state statutes. In 1994, the Federal Communications Commission (FCC) preempted certain state regulation of interstate Caller ID or other calling party number (CPN) based services. The Department of Justice issued a memorandum addressing these challenges which concluded that the installation or use of interstate Caller ID service was not prohibited by any federal wiretap statute and that in general, the FCC had authority to preempt state laws that would hinder federal communications policy on Caller ID services. Court decisions since the FCC issued its 1994 report have consistently held that Caller ID does not violate any state or federal wiretap statute.

In 1995, the FCC narrowed its initial preemption of state public utilities blocking regulations by permitting subscribers to choose per-line blocking or per-call blocking on interstate calls, provided that all carriers were required to adopt a uniform method of overriding blocking on any particular call.

The FCC’s rules and regulations also require carriers to explain to their subscribers (1) that their telephone numbers may be transmitted to the called party, (2) that there is a privacy mechanism (i.e., the “blocking” feature) available on interstate calls, and (3) how the mechanism can be activated. Under separate FCC rules (see below), telemarketers are required to transmit Caller ID information and are prohibited from blocking such information.

Section 222 of the Telecommunications Act of 1996 introduced restrictions on telecommunications carriers’ usage of customer proprietary network information (CPNI). CPNI includes information that is personal to customers, including where, when and to whom a customer places a call, as well as the types of telecommunications services to which the customer subscribes and the extent these services are used. In a series of orders since 1998, the FCC has interpreted the CPNI restrictions to permit telecommunications carriers, including AT&T and Qwest, to use CPNI without customer approval to market services that are related to the customer’s existing service relationship with the carrier. Before carriers may use CPNI to market services outside a customer’s existing service relationships, the carrier must obtain express customer permission. In April of 2007, the FCC adopted additional safeguards to protect customers’ CPNI against unauthorized access and disclosure, including restrictions on releasing information, new notification processes and annual certification requirements. Moreover, breaking from existing policy, the FCC now requires carriers to obtain opt-in consent from a customer before disclosing a customer’s CPNI to a carrier’s joint venture partners or independent contractors for the purposes of marketing communications-related services to that customer. Because Innotrac is dependent upon the efforts of its clients to promote and market its equipment and services, federal and state laws and regulations inhibiting those clients’ ability to market these equipment and services to their existing customers could have a material adverse effect on Innotrac’s business, results of operations and financial condition.

Telephone sales practices are regulated at both the federal and state level. These regulations primarily relate to outbound teleservices, which, in most cases, Innotrac outsources to another company. The few cases where Innotrac does conduct outbound teleservices are related solely to the support of its clients with catalog sales programs, and thus are exempt from the regulations most commonly associated with outbound teleservices.

Outbound teleservices are regulated by the rules of the FCC and the Federal Trade Commission (FTC) under the Federal Telephone Consumer Protection Act of 1991, as amended (TCPA), and the Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, as amended (FTCFAP), respectively, and by various state regulations regarding telephone solicitations. In a July 2003 Report and Order, the FCC amended its rules implementing the TCPA, providing for: (1) restrictions on calls made by automatic dialing and announcing devices; (2) limitations on the use of predictive dialers of outbound calls; (3) institution of a national “do-not-call” registry in conjunction with the FTC; (4) guidelines on maintaining an internal “do-not-call” list and honoring “do-not-call” requests; and (5) requirements for telephone solicitors to transmit Caller ID information. The FTC’s Telemarketing Sales Rule (TSR) was issued pursuant to the FTCFAP to prevent deceptive and abusive telemarketing acts and practices. Recent amendments to the TSR include: (1) subjecting certain inbound calls to additional disclosure requirements; (2) prohibiting the disclosure or receipt, for consideration, of unencrypted consumer account numbers for use in telemarketing; (3) application of the TSR to charitable solicitations; (4) institution of a national “do-not-call” registry; and (5) limitations on the use of predictive dialers for outbound calls. Innotrac believes that it is in compliance with these federal statutes and the FCC and FTC rules thereunder and the various state regulations, and that Innotrac would operate in compliance with those rules and regulations if it were to engage in outbound teleservice operations in the future.

Innotrac works closely with its clients, companies it outsources outbound teleservices to and their respective advisors to ensure that Innotrac and its clients are in compliance with these regulations. Innotrac cannot predict whether the status of the regulation of Caller ID services or e-commerce will change and what effect, if any, this change would have on it or the industry.

Intellectual Property

Innotrac has used the service mark “Innotrac” since 1985 and has registered it and other marks used by Innotrac in its business through the US Patent and Trademark Office. The “innotrac.com” domain name has been a registered domain name since 1995. Innotrac also owns several other internet domain names. Due to the possible use of identical or phonetically similar service marks by other companies in different businesses, there can be no assurance that Innotrac’s service marks will not be challenged by other users. Innotrac’s operations frequently incorporate proprietary and confidential information. Innotrac relies upon a combination of contract provisions and trade secret laws to protect the proprietary technology used by Innotrac and to deter misappropriation of its proprietary rights and trade secrets.

Properties

Currently, Innotrac leases all of its facilities. Innotrac’s headquarters and one of its fulfillment facilities are located in 250,000 square feet of leased space in Duluth, Georgia. Innotrac’s corporate offices occupy 50,000 square feet of this facility and the remaining 200,000 square feet are used as fulfillment space. The lease currently expires on October 31, 2009.

The lease for Innotrac’s Pueblo, Colorado facility currently expires on September 30, 2009, with a five-year renewal option. The facility provides approximately 87,000 square feet of floor space. Approximately 45,000 square feet are used as a call center, as well as quality assurance, administrative, training and management space. This call center supports 370 workstations of which Innotrac utilized 350 at December 31, 2007. It currently operates from 5:00 am MT to 11:00 pm MT seven days per week. The remaining 42,000 square feet are used for fulfillment services.

Innotrac operates a facility in Reno, Nevada that consists of over 260,000 square feet and includes administrative office space, a 250,000 square foot fulfillment center and a call center that can support 200 workstations. The lease for this facility expires on September 30, 2010, with one three-year renewal option. Currently, the call center is configured with approximately 120 workstations, of which 100 were being utilized at December 31, 2007. The call center operates from 6:00 am PT to 6:00 pm PT Monday through Friday and 6:00 am PT to 2:30 PT on Saturdays.

Innotrac operates a 354,000 square foot facility in Bolingbrook, Illinois. The lease for this facility expires on December 31, 2010, with one three-year renewal option. This facility is used exclusively for fulfillment services and contains approximately 40,000 square feet of administrative office space.

Innotrac occupies approximately 396,000 square feet of fulfillment and warehouse space in Hebron, Kentucky. This particular lease expires July 31, 2010. This facility is fully occupied by inventory for Innotrac’s client, Smith & Hawken.

Innotrac also occupies a second facility in Hebron, Kentucky that provides approximately 650,000 square feet of fulfillment and warehouse space for Innotrac’s Target.com operations. The lease for this facility expires on April 30, 2011, and has two three-year renewal options.

The lease for Innotrac’s Romeoville, Illinois facility currently covers approximately 256,000 square feet of fulfillment and warehouse space and expires on November 30, 2009, with two five-year renewal options.

Innotrac operates a 394,000 square foot facility in Columbus, Ohio. The sublease for this facility was initiated at the date of Innotrac’s acquisition of the fulfillment and reverse logistics business of ClientLogic. This sublease expires on September 30, 2011, with one five-year renewal option.

Legal Proceedings

IPOF Fund Litigation

In Nancy J. Amantea, et al. v. Innotrac Corporation, et al., United States District Court for the Northern District of Ohio, the named plaintiffs are a group of investors who were allegedly solicited and manipulated by David Dadante to invest in a fraudulent Ponzi scheme run by Dadante, which is described below in more detail. Dadante has plead guilty to various crimes and is now serving a sentence in prison. Dadante used substantial amounts of the invested funds to purchase Innotrac stock in the open market, eventually accumulating approximately 34% of Innotrac’s outstanding common stock. Plaintiffs allege that Innotrac and certain of its officers and directors were complicit in the fraudulent scheme, that Innotrac violated federal securities laws and the federal RICO statute, and that it committed common law fraud. In late 2007, plaintiffs filed the case in Cuyahoga County Common Pleas Court, Ohio. Innotrac removed the case to the United States District Court for the Northern District of Ohio, Eastern Division. Innotrac and its officers and directors have never answered the complaint because the case has been stayed by the Court.

The case is directly related to Gordon v. Dadante, et al., United States District Court for the Northern District of Ohio. Innotrac is not a party to this case, nor are any of its officers or directors. On November 21, 2005, Sheldon Gordon filed a complaint against David Dadante, the IPOF Fund and others. Gordon alleged that Dadante and the IPOF Fund raised $50.0 million from various investors as part of a fraudulent investment fund. According to Gordon’s complaint, Dadante initially told investors that the IPOF Fund would invest in initial public offerings but later told the investors that the IPOF Fund would invest in stocks listed on the Dow Jones Industrials using a proprietary, rapid fire trading strategy. The complaint further claimed that, in reality, the IPOF Fund was a Ponzi scheme perpetrated by Dadante. Gordon’s complaint also alleged that Dadante and the IPOF Fund prepared false account information, manipulated accounts, made numerous misrepresentations and engaged in improper self-

dealing to further the Ponzi scheme. The complaint stated that during the relevant period, $26.0 million was returned to some investors as purported gains on their investments. However, the complaint claimed that the IPOF Fund never generated gains and that Dadante and the IPOF Fund used the proceeds raised from new investors to fund the returns to older existing investors. The complaint claimed that Dadante and the IPOF Fund violated federal and state securities laws, RICO, and committed common law fraud as a result of their alleged actions. In connection with the complaint, Gordon asked the Court to freeze the assets of Dadante and the IPOF Fund, including the Innotrac shares of common stock owned by it, and to appoint Mark E. Dottore to act as receiver over those assets, which the Court did.

The receiver intervened in Amantea v. Innotrac and moved to stay proceedings. Innotrac consented to the receiver’s motion to intervene and stay proceedings. On February 7, 2008, the Court granted the receiver’s motion to stay the proceedings in Amantea v. Innotrac.

On July 17, 2006, certain of the investors in the IPOF Fund filed a complaint in the United States District Court for the Northern District of Ohio against Frank Regalbuto and Michael Regalbuto, alleging that the Regalbutos, themselves investors in the IPOF Fund, had violated federal and state securities law through their management and promotion of the IPOF Fund. This case is captioned Small, et al. v. Regalbuto, et al. This case was assigned to the same judge presiding over the Gordon v. Dadante case. In Small, the defendants, Frank and Michael Regalbuto, acting as third party plaintiffs, attempted to assert claims against various third parties, including Innotrac. They alleged without any specific supporting factual detail that Innotrac was complicit in Dadante’s fraudulent scheme, and that Innotrac engaged in a pattern of racketeering activity and common law fraud. Almost immediately after the third party claims were asserted against Innotrac, the receiver filed a motion to intervene in the Small action, arguing that the pursuit of that case interfered with his duties as the receiver of the IPOF Fund. The receiver asked the Court to stay that case, including the Regalbutos’ third party claims against Innotrac. On November 15, 2006, the Court issued an order staying the action. This order remains in effect, and Innotrac has never answered or otherwise responded to that third party complaint.

The receiver has indicated to Innotrac that in the performance of his duties his intent is to maximize the value of assets of the IPOF Fund, including its shares of Innotrac stock. By order of the Court, financial institutions holding Innotrac stock owned by the IPOF Fund and Mr. Dadante in margin accounts are prohibited from selling any of these shares through at least December 5, 2008, except with the approval of the receiver. These injunctions have been imposed by the Court for consecutive 60 or 90-day periods since the receivership was commenced.

If the merger is consummated, it is contemplated that all claims against Innotrac and its affiliates in or related to the Amantea, Gordon and Small cases will be dismissed pursuant to the IPOF Fund settlement agreement described in more detail in “The Merger — IPOF Fund Settlement Agreement.” The receiver has moved the Court for approval of the settlement agreement. In an order dated October 8, 2008, the judge in all these cases conditionally approved the terms of the settlement agreement and set a hearing for final approval on November 13, 2008. In its order, the Court noted that the receiver has represented that he believes that the receivership estate would not have valid claims against Innotrac and that there does not appear to be any legally relevant relationship between the fraud perpetrated by the IPOF Fund sponsor and the actions of Innotrac or its principals. The Court went on to note that “though certain members of the plaintiff class have alleged that Innotrac officers or directors engaged in fraudulent activity, the Receiver has not found a factual basis for this claim.”

Other

Aside from the IPOF Fund litigation, Innotrac is, from time to time, a party to litigation arising in the normal course of business. Although management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on Innotrac’s financial position or results of operations, it is possible that such litigation and the related cost could become material in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion may contain certain forward-looking statements that are subject to conditions that are beyond the control of Innotrac. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, the factors discussed in more detail in the section captioned “Risk Factors” in this proxy statement/prospectus and under the caption “Forward-Looking Statements.”

Overview

Innotrac, founded in 1984 and headquartered in Atlanta, Georgia, is a full-service fulfillment and logistics provider serving enterprise clients and world-class brands. Innotrac employs sophisticated order processing and warehouse management technology and operates eight fulfillment centers and two call centers in seven cities spanning all time zones across the continental United States.

Prior to 2000, Innotrac was primarily focused on the telecommunications industry, with over 90% of its revenues being derived through this vertical. Today, Innotrac is primarily focused on five diverse lines of business, or industry verticals, which is a result of a significant effort made by Innotrac to diversify both its industry and client base over the past several years.

Omission of ClientLogic Financial Statements

In October 2006, Innotrac acquired the fulfillment and reverse logistics business of ClientLogic Corporation, referred to as “CLC.” Under applicable SEC regulations, after the closing of the acquisition Innotrac was required to file a current report on Form 8-K with the SEC containing the following, which are together referred to as the “CLC Financial Information”:

•	the separate historical audited financial statements of CLC consisting of the audited balance sheet, statement of operations, statement of cash flows and statement of shareholders’ equity for the twelve months ended December 31, 2004 and 2005 and unaudited financial statements for the nine months ended September 30, 2006, and

•	the related pro forma financial information with respect to the twelve months ended December 31, 2005 and the nine months ended September 30, 2006 prepared as if the acquisition had occurred on January 1, 2005.

Innotrac has been unable to obtain the cooperation and information necessary from the former owner of the CLC business to enable it to prepare the CLC Financial Information, and such Form 8-K with the required CLC Financial Information has therefore never been filed. As a result, since the required Form 8-K was due in January 2007, Innotrac has not been deemed “current” in its reporting obligations under the Securities Exchange Act. Additionally, under applicable SEC regulations, Innotrac is required to provide the CLC Financial Information in this proxy statement/prospectus; however, Innotrac is unable to provide it.

The total consideration paid for the CLC assets was $2.6 million.

At the time of the CLC acquisition, the acquired assets consisted of the following:

•	contracts of varying terms with ten customers to provide pick and pack order fulfillment from electronic and telephonic order processing systems and/or customer service telephonic response services;

•	a single 394,000 square foot leased fulfillment center in Columbus, Ohio;

•	fulfillment services warehouse equipment owned and installed in the Columbus facility, and;

•	approximately 125 year round employees working at the Columbus facility.

Based on unaudited information provided to Innotrac by the seller at the time of the acquisition of the CLC business, Innotrac understands that revenues from the CLC assets purchased by Innotrac totaled $12.3 million for the nine months ended September 30, 2006 and $16.7 million for the twelve months ended December 31, 2005. The historic CLC operating results for twelve months ended December 31, 2005 as provided to Innotrac by the seller reflected a loss of $2.0 million; the historic results for the nine months ended September 30, 2006 were never provided to Innotrac.

Innotrac believes the following information is relevant to your understanding of the significance of the CLC business to Innotrac’s operations and to GSI’s oprations:

•	The results of the CLC business have been included in Innotrac’s financial statements since the acquisition in October 2006. This includes Innotrac’s audited balance sheets as of December 31, 2006 and 2007 and the statement of operations for the year ended December 31, 2007. Additionally, Innotrac’s operating results as reported in its unaudited financial statements for the six months ended June 30, 2008 include the operating results of the CLC business.

•	Innotrac has utilized the acquired CLC assets differently than their historic, pre-acquisition use, by servicing new and existing company customers through the acquired facility, and by changing the mix of customers serviced from the facility. In addition, four of the ten acquired customer contracts, representing approximately 50% of the CLC business revenues at the time of acquisition, have been terminated or have otherwise ended.

•	The acquired facility has been fully integrated and is now one of eight fulfillment centers operated by Innotrac.

•	The table below identifies the relative size of the CLC acquired assets and financial results to Innotrac’s assets and financial results for each of the respective periods.

	Thousands of Dollars
			CLC as a
			percent of
	CLC	Innotrac	Innotrac
	(1)	(2)

Twelve Months Ended December 31, 2005
Total Assets	Not Available	$57,972	Not Available
Service Revenues(3)	$16,742	$67,272	24.9%
Operating (Loss)	$(1,920)	$(4,514)	42.5%
Twelve Months Ended December 31, 2006
Total Assets	$2,662	$71,540	3.1%
Service Revenues(3)	$16,100	$69,318	23.2%
Operating (Loss)	Not Available	$(4,833)	Not Available
Twelve Months Ended December 31, 2007
Total Assets	$1,914	$74,931	2.6%
Service Revenues(3)	$14,295	$97,215	14.7%
Operating Profit	Not Available	$1,495	Not Available
Six Months Ended June 30, 2008
Total Assets	$1,573	$67,420	2.3%
Service Revenues(3)	$3,613	$48,888	7.4%
Operating Profit	Not Available	$2,583	Not Available

Notes:

(1)	Complete historical financial information for the acquired CLC business was never received from the seller of CLC. Information that was not received or was received and considered not sufficiently complete or verifiable for presentation in this table, has been noted as Not Available. Revenue information is presented for CLC by accumulating service revenues as reported on unaudited customer specific information from sources which before October 31, 2006 were maintained by the seller of CLC and for periods after October 31, 2006 from Innotrac revenue reporting systems.

(2)	Innotrac reported information is presented from audited results for the years ended December 31, 2005, 2006 and 2007. Information for the six months ended June 30, 2008 is presented from Innotrac’s unaudited June 30, 2008 Form 10-Q.

(3)	Service revenues for both CLC and Innotrac represent net revenues recorded excluding freight. Both CLC and Innotrac bill for freight fees incurred for certain customers. For both CLC and Innotrac, freight charges from freight carriers are either passed directly through at no profit mark up or at a small percentage mark up and are excluded in this table to provide a more significant comparison of the CLC and Innotrac revenues.

• The table below identifies the relative size of the CLC acquired assets and financial results to GSI’s assets and financial results for each of the respective periods.

	Thousands of Dollars
			CLC as a
			percent of
	CLC	GSI	GSI
	(1)	(2)

Fiscal 2005
Total Assets	Not Available	$332,646	Not Available
Service Revenues(3)	$16,742	$85,018	19.7%
Consolidated Revenues(4)	$16,742	$440,392	3.8%
Fiscal 2006
Total Assets	$2,662	$463,557	0.6%
Service Revenues(3)	$16,100	$148,370	10.9%
Consolidated Revenues(4)	$16,100	$609,553	2.6%
Fiscal 2007
Total Assets	$1,914	$693,640	0.3%
Service Revenues(3)	$14,295	$237,763	6.0%
Consolidated Revenues(4)	$14,295	$749,957	1.9%
First Six Months of Fiscal 2008
Total Assets	$1,573	$651,930	0.2%
Service Revenues(3)	$3,613	$158,577	2.3%
Consolidated Revenues(4)	$3,613	$388,752	0.9%

Notes:

(1)	Complete historical financial information for the acquired CLC business was never received from the seller of CLC. If information was not received or was received and was considered not sufficiently complete or verifiable for presentation in this table, we noted the data as Not Available. Revenue information is presented for CLC by accumulating service revenues as reported on unaudited customer specific information from sources which before October 31, 2006 were maintained by the seller of CLC and for periods after October 31, 2006 from Innotrac revenue reporting systems. The impact of CLC revenues including amounts for December 31, 2005, December 30, 2006, December 29, 30 and 31 of 2007 and June 29 and 30 of 2008 is immaterial for comparison to GSI results.

(2)	GSI reported information is presented from audited results for fiscal 2005, fiscal 2006 and fiscal 2007. Information for the first six months of fiscal 2008 is presented from GSI’s unaudited June 28, 2008 Form 10-Q.

(3)	Service revenues for CLC represent net revenues recorded excluding freight. CLC billed for freight fees incurred for certain customers. CLC billed freight charges from freight carriers at no profit mark up or at a small percentage mark up and are excluded in this table to provide a more significant comparison of the CLC and GSI revenues. GSI service fee revenues are reported without revenues billed for freight charges incurred.

(4)	Consolidated revenues with respect to Innotrac means service revenue. Consolidated revenues with respect to GSI represent total net revenue including both service fee revenue and net revenues from product sales. Net revenues from product sales with respect to GSI include revenue generated from freight expenses billed to GSI customers.

Key Economic Factors

2007 was driven by managing the growth begun in 2006 from the October 2006 acquisition of the fulfillment and reverse logistics business of ClientLogic, and the August 2006 opening of a facility servicing Target.com, a division of Target Corporation. These factors, combined with $8.2 million of net revenue growth from Innotrac’s other customers, resulted in an increase in revenues of 47.9%, or $39.5 million, from $82.3 million for the year ended December 31, 2006 to $121.8 million for the year ended December 31, 2007.

Innotrac recorded a net profit of $712,000 during the year ended December 31, 2007 compared to a $5.3 million net loss for the year ended December 31, 2006. The $6.0 million improvement in net operating results is largely from the inclusion in 2006 of a $3.3 million loss from the start up of Innotrac’s facility in Hebron, Kentucky servicing Target.com and from limiting Innotrac’s selling, general and administrative expenses to a 15.7% increase compared to a 47.9% increase in revenues.

On September 28, 2007, Innotrac entered into a $5.0 million second lien term loan which loan initially matured on September 28, 2008 but was renewable for an additional five months to March 9, 2009, which is the maturity date of Innotrac’s credit facility with Wachovia Bank, N.A. The term loan was incurred according to terms and conditions which are more specifically described below under the heading “— Liquidity and Capital Resources.” The proceeds from the loan were used to finance 2007 end of year seasonal volume and capital expenditure needs. Innotrac repaid the term loan on September 26, 2008, before its initial maturity on September 28, 2008.

Innotrac’s operating results in the second half of 2007 resulted in net income of $1.5 million after generating a loss of $0.7 million in the first six months of the year. With the existing customer base and the volume growth projected at the end of 2007, Innotrac expected positive earnings to continue throughout 2008.

Total revenues for the six months ended June 30, 2008 were $62.2 million, an increase of $6.4 million, or 11.5%, over the comparable period in 2007. The increase was primarily due to the addition of several new direct marketing clients and increased revenue from existing clients in Innotrac’s e-commerce, DSL and direct marketing verticals. These increases were offset by a decrease in revenues from Innotrac’s B2B and telecom verticals.

Innotrac’s operating results for the six months ended June 30, 2008 resulted in net income of $1.9 million, as compared with a loss of $0.7 million generated during the same period in 2007. The $2.6 million increase in profitability was due primarily to the combined benefit of a net increase in volumes from new and existing clients in Innotrac’s direct marketing vertical, improved pricing for various existing clients and the ability to maintain the amount of selling, general and administrative expenses incurred in support of the higher revenues.

Business Mix

The following table sets forth the percentage of revenues generated by Innotrac’s various business lines during the six months ended June 30, 2008 and the years ended December 31, 2007 and 2006:

	Six Months Ended
	June 30, 2008	2007	2006

e-commerce/Direct to Consumer	35.4	38.3%	38.2%
Direct Marketing	36.4	29.7	21.8
Modems	18.4	16.7	21.9
B2B	6.2	10.7	11.2
Telecommunications products	3.6	4.6	6.9

	100.0%	100.0%	100.0%

E-commerce/Direct-to-Consumer and Direct Marketing.  Innotrac provides a variety of fulfillment and customer support services for a significant number of e-commerce, direct-to-consumer and direct marketing clients, including such companies as Target.com, a Division of Target Corporation, Ann Taylor Retail, Inc., Smith & Hawken, Ltd., Porsche Cars North America, Inc. and Thane International. Innotrac takes orders for its e-commerce and direct marketing clients via the Internet, through customer service representatives at its Pueblo and Reno call centers or through direct electronic transmission from its clients. The orders are processed through one of its order management systems and then transmitted to one of its eight fulfillment centers located across the country and are shipped to the end consumer or retail store location, as applicable, typically within 24 hours of when the order is received. Inventory for Innotrac’s e-commerce and direct marketing clients is held on a consignment basis, with minor exceptions, and includes items such as shoes, dresses, accessories, books, outdoor furniture, electronics, small appliances, home accessories, sporting goods and toys. Innotrac’s revenues are sensitive to the number of orders and customer service calls received. Innotrac’s client contracts do not guarantee volumes. Innotrac anticipates that the percentage of its total revenues attributable to its e-commerce and direct marketing clients will increase during the remainder of 2008 due to the projected growth rates of its clients’ business in these verticals being greater than other verticals’ projected rates of growth.

Telecommunications and Modems.  Innotrac has historically been a major provider of fulfillment and customer support services to the telecommunications industry. In spite of a significant contraction and consolidation in this industry in the past several years, Innotrac continues to provide customer support services and fulfillment of consumer telephones and caller ID equipment and Digital Subscriber Line Modems for clients such as AT&T Inc. and Qwest Communications International Inc. and their customers. The consolidation in the telecommunications industry resulted in the acquisition of BellSouth by AT&T in December of 2006. On November 6, 2007, AT&T notified us that it intended to transition its fulfillment business in-house. The transition date was initially planned for the fourth quarter of 2008 but is now expected to occur some time in 2009. After that transition is complete, Innotrac projects that its telecommunications and modems customers may represent less than 5% of its annual revenues.

Business-to-Business.  Innotrac also provides fulfillment and customer support services for business-to-business clients, including Books Are Fun, Ltd. (a subsidiary of Reader’s Digest), NAPA and The Walt Disney Company.

Results of Operations

The following table sets forth unaudited summary operating data, expressed as a percentage of revenues, for the six months ended June 30, 2008 and 2007 and audited summary operating data for the fiscal years ended December 31, 2007 and 2006. The six months unaudited data has been prepared on the same basis as the annual financial statements. In the opinion of management, it reflects normal and recurring adjustments necessary for a fair presentation of the information for the periods presented. Operating results for any period are not necessarily indicative of results for any future period.

The financial information provided below has been rounded in order to simplify its presentation. However, the percentages below are calculated using the detailed information contained in the condensed financial statements.

	Six Months Ended June 30,		Year Ended December 31,
	2008	2007	2007	2006

Service revenues	78.5%	80.0%	79.8%	84.2%
Freight revenues	21.5	20.0	20.2	15.8

Total Revenues	100.0%	100.0%	100.0%	100.0%
Cost of service revenues	36.4	37.1	39.2	40.0
Cost of freight expense	21.3	19.8	19.9	15.6
Selling, general and administrative expenses	34.8	39.2	35.6	45.4
Bad debt expense	—	—	—	0.1
Depreciation and amortization	3.3	4.6	4.1	4.8

Operating income (loss)	4.2	(0.7)	1.2	(5.9)
Other expense, net	(1.2)	(0.6)	0.6	0.5
Income (loss) before income taxes	3.0	(1.3)	0.6	(6.4)
Income tax benefit	—	—	—	—

Net income (loss)	3.0%	(1.3)%	0.6%	(6.4)%

Six Months Ended June 30, 2008 Compared to Six Months Ended June 30, 2007.

Service revenues.  Net service revenues increased 9.5% to $48.9 million for the six months ended June 30, 2008 from $44.6 million for the six months ended June 30, 2007. This increase was primarily attributable to a $3.4 million increase in Innotrac’s direct marketing vertical resulting from the addition of several new clients and increased volume from existing clients, a $2.7 million increase in Innotrac’s e-commerce vertical resulting from increased volume and improved pricing from existing clients, a $1.5 million increase in revenues from Innotrac’s DSL clients due to increased volumes and improved pricing from existing clients, offset by a $2.6 million decrease in revenues from Innotrac’s B2B vertical due to the loss of a customer and a $987,000 reduction in revenue from Innotrac’s Telecom vertical resulting from decreased volumes.

Freight Revenues.  Innotrac’s freight revenues increased 19.4% to $13.4 million for the six months ended June 30, 2008 from $11.2 million for the six months ended June 30, 2007. The increase in freight revenues of $2.2 million is primarily attributable to a $1.9 million increase in Innotrac’s direct marketing vertical resulting from the addition of new clients and increased volume from existing clients and a $453,000 increase in revenue from Innotrac’s e-commerce/direct-to-consumer vertical due to increased volume from an existing client.

Cost of service revenues.  Cost of service revenues increased 9.4% to $22.7 million for the six months ended June 30, 2008, compared to $20.7 million for the six months ended June 30, 2007. The cost of revenue increase was primarily due to the increase in labor costs associated with the increase in service revenues.

Freight Expense.  Innotrac’s freight expense increased 20.3% to $13.3 million for the six months ended June 30, 2008 compared to $11.0 million for the six months ended June 30, 2007 due to the increase in freight revenue for the reasons listed above.

Selling, General and Administrative Expenses.  S,G&A expenses for the six months ended June 30, 2008 decreased slightly to $21.7 million, or 34.8% of total revenues, compared to $21.9 million, or 39.2% of total revenues, for the same period in 2007. The decrease in S,G&A expenses as a percentage of revenue in 2008 as compared to 2007 was primarily attributable to the overall increase in revenue and Innotrac’s ability to manage its business growth while maintaining a constant administrative overhead expense.

Interest Expense.  Interest expense for the six months ended June 30, 2008 and June 30, 2007 was $726,000 and $329,000, respectively. The increase was related to the interest and amortization of loan costs for the loans outstanding under the $5.0 million term loan which was not outstanding in the second quarter of 2007, partially offset by a decrease in the amount outstanding under the revolving credit agreement and a reduction in the weighted average interest rate.

Income Taxes.  Innotrac’s effective tax rate for the six months ended June 30, 2008 and 2007 was 0%. At December 31, 2003, a valuation allowance was recorded against Innotrac’s net deferred tax assets as losses in recent years created uncertainty about the realization of tax benefits in future years. Income taxes associated with income for the six months ended June 30, 2008 were offset by a corresponding decrease of the valuation allowance resulting in an effective tax rate of 0% for the six months ended June 30, 2008. Income taxes associated with the loss for the six months ended June 30, 2007 were offset by a corresponding increase of the valuation allowance resulting in an effective tax rate of 0% for the six months ended June 30, 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006.

Service revenues.  Innotrac’s service revenues increased 40.2% to $97.2 million for the year ended December 31, 2007 from $69.3 million for the year ended December 31, 2006. The increase in service revenues is primarily attributable to:

(i)	an $8.2 million increase in Innotrac’s direct marketing vertical resulting from the addition of several new clients, including those resulting from the ClientLogic acquisition,

(ii)	a $14.3 million increase in Innotrac’s e-commerce/direct-to-consumer vertical resulting from the addition of several new clients, including Target.com,

(iii)	a $3.2 million increase in revenues from Innotrac’s B2B vertical due to the addition of a client acquired in the ClientLogic acquisition, and

(iv)	a $2.3 million increase in revenues from Innotrac’s DSL clients due to increased volumes.

Freight Revenues.  Innotrac’s freight revenues increased 88.9% to $24.6 million for the year ended December 31, 2007 from $13.0 million for the year ended December 31, 2006. The increase in freight revenues is primarily attributable to:

(i)	a $10.2 million increase in Innotrac’s direct marketing vertical resulting from the addition of several new clients, including those resulting from the ClientLogic acquisition,

(ii)	a $1.0 million increase in Innotrac’s e-commerce/direct-to-consumer vertical resulting from increased volumes from an existing client, and

(iii)	a $547,000 increase in Innotrac’s revenues from B2B vertical due to increased volumes from an existing client.

Cost of Service Revenues.  Innotrac’s cost of service revenues, which include labor costs for the fulfillment and call centers, telephone minute fees and packaging material costs, increased 44.7% to $47.7 million for the year ended December 31, 2007 compared to $33.0 million for the year ended December 31, 2006. Cost of revenues as a percent of revenues decreased to 39.2% from 40.0% for the years ended December 31, 2007 and 2006, respectively. Cost of revenues increased primarily due to an increase in labor costs related to the increase in revenue.

Freight Expense.  Innotrac’s freight expense increased 89.6% to $24.3 million for the year ended December 31, 2007 compared to $12.8 million for the year ended December 31, 2006 due to the increase in freight revenue for the reasons listed above.

Selling, General and Administrative Expenses.  S,G&A expenses, which include facility and equipment costs, account services and information technology costs, management salaries and legal and accounting fees, increased 15.7% to $43.3 million or 35.6% of revenues for the year ended December 31, 2007 compared to $37.4 million or 45.4% of revenues for the year ended December 31, 2006. The increase in expenses in 2007 as compared to 2006 was primarily attributable to an increase in facility, equipment and management expense of approximately $5.0 million due to the additional space taken in the second quarter 2007 for Target.com and the addition of the facility relating to the ClientLogic acquisition in the fourth quarter of 2006. The decrease in S,G&A expense as a percentage of revenues was primarily due to the overall increase in revenues and Innotrac’s ability to manage business growth with a comparably smaller increase in Innotrac’s administrative overhead.

Bad Debt Expense.  Bad debt expense was materially unchanged at less than $100,000 for both years ended December 31, 2007 and 2006.

Income Taxes.  Innotrac’s effective tax rate for the years ended 2007 and 2006 was 0%. At December 31, 2003, a valuation allowance was recorded against Innotrac’s net deferred tax assets as losses in recent years created uncertainty about the realization of tax benefits in future years. The existence of a net operating loss carry forward at December 31, 2007 means that income taxes associated with any potential taxable earnings for the year ended December 31, 2008 will be offset by a corresponding decrease of this valuation allowance, resulting in an expected effective tax rate of 0% for the year ended December 31, 2008 as well.

Liquidity and Capital Resources

Cash and Cash Equivalents.  Innotrac had cash and cash equivalents of approximately $343,000 at June 30, 2008 as compared to $1.1 million at December 31, 2007 and $1.0 million at December 31, 2006. The reduced amount of cash and cash equivalents at June 30, 2008 as compared to December 31, 2007 is the result of Innotrac’s consolidation of cash accounts under its revolving credit line at June 30, 2008 thereby lowering Innotrac’s loan outstanding and increasing its availability under the revolving credit facility. Additionally, Innotrac decreased its borrowings outstanding under its revolving credit facility (discussed below) to $5.2 million at June 30, 2008, as compared to $6.2 million at December 31, 2007 and $8.6 million at December 31, 2006. This reduction since December 31, 2007 resulted from the use of funds provided by a reduction in accounts receivable of $6.8 million during the six months ended June 30, 2008 due to improved collection efforts during the second quarter of 2008.

Innotrac estimates that its cash and financing needs through the rest of 2008 will be met by cash flows from operations and availability under its revolving credit facility.

Credit Facilities.  Innotrac has a revolving credit facility with Wachovia Bank, which has a maximum borrowing limit of $15.0 million. Subject to certain conditions, Innotrac may increase the borrowing limit to $18.0 million. The revolving credit facility is used to fund Innotrac’s capital expenditures, operational working capital and seasonal working capital needs. At June 30, 2008, Innotrac also had a $5.0 million second lien loan outstanding to a credit management company. On September 26, 2008, the principal amount of the second lien term loan and all outstanding interest was fully paid using proceeds drawn from the revolving credit facility. The combined amount outstanding at June 30, 2008 under these two financing obligations was $10.2 million.

The revolving credit facility matures in March 2009. In addition to the maximum borrowing limit, the revolving credit facility limits borrowings to a specified percentage of eligible accounts receivable and inventory, which totaled $20.1 million and $17.1 million at December 31, 2007 and June 30, 2008, respectively. As provided for in the second waiver agreement dated April 16, 2007, Innotrac’s chairman and chief executive officer, Scott D. Dorfman, has granted to the bank a security interest in $2.0 million of his personal securities, which provides additional collateral under the revolving credit facility. Additionally, the terms of the revolving credit facility provide that the amount borrowed and outstanding at any time combined with letters of credit outstanding be subtracted from the total collateral adjusted for certain reserves to arrive at an amount of unused availability to borrow under the line of credit. The total collateral under the revolving credit facility at December 31, 2007 and June 30, 2008 amounted to $21.6 million and $18.6 million, respectively. At December 31, 2007 and June 30, 2008, the amount borrowed and outstanding including letters of credit outstanding amounted to $7.3 million and $6.9 million, respectively. As a result, Innotrac had $7.7 million of borrowing availability at December 31, 2007, and $8.1 million of borrowing availability under the revolving credit facility at June 30, 2008.

Before October 22, 2008, interest on borrowings under the revolving credit facility accrued at rates equal to the prime rate, or at Innotrac’s option, LIBOR plus up to 200 basis points; however so long as the fixed charge ratio was less than 1.00 to 1.00, the interest rate would be equal to the prime rate plus 1% or, at Innotrac’s option, LIBOR plus 285 basis points. During the six month period ended June 30, 2008, Innotrac maintained a fixed charge ratio above 1.0. For the six months ended June 30, 2008 and 2007, Innotrac incurred interest expense related to the revolving credit facility of approximately $135,000 and $310,000, respectively. Innotrac also incurred unused revolving credit facility fees of approximately $9,000 and $20,000 during the six months ended June 30, 2008 and 2007, respectively.

On October 22, 2008 Innotrac and the bank entered into the sixth amendment to its revolving credit facility. The sixth amendment:

•	allows Innotrac to increase the maximum limit on borrowing from $15.0 million to $18.0 million, under certain circumstances;

•	increases the interest rate charged on borrowings under the revolving credit agreement to either the prime rate plus 150 basis points, or, at Innotrac’s option, LIBOR plus 250 basis points, from either the prime rate plus 100 basis points, or LIBOR plus 200 basis points;

•	increases the unused line fee from 0.25% to 0.50%;

•	provides for an increase in the availability reserve (as defined in the revolving credit facility) from $2.0 million to $3.0 million prorated in increments of $50,000 per week beginning October 22, 2008; and

•	changes Innotrac’s obligation to report its borrowing base under the revolving credit facility from a weekly cycle to a monthly cycle.

Additionally, the sixth amendment amends the revolving credit facility’s restrictions on changes in control of Innotrac to allow for the consummation of the transactions contemplated by the merger agreement. The provision in the sixth amendment that allows consummation of the merger is conditioned upon all amounts owed under the revolving credit facility being paid in full prior to completion of the merger, and the merger being consummated on or before March 1, 2009.

The sixth amendment also provides that if George M. Hare, the current chief financial officer of Innotrac, were to cease holding said position, an event of default would occur.

Innotrac has granted a security interest in all of its assets to the lender as collateral under this revolving credit facility. The revolving credit facility contains a restrictive fixed charge coverage ratio. The provisions of the revolving credit facility require that Innotrac maintain a lockbox arrangement with the lender, and allows the lender to declare any outstanding borrowing amounts to be immediately due and payable as a result of noncompliance with any of the covenants. Accordingly, in the event of noncompliance, these amounts could be accelerated. The fixed charge coverage ratio requires Innotrac to maintain a minimum twelve month trailing fixed charge coverage ratio of 0.9 to 1.0 from December 2007 through March 2008, 1.0 to 1.0 for the months of April and May 2008, 1.05 to 1.0 from June through September 2008 and 1.1 to 1.0 from October 2008 through the maturity of the facility. Innotrac was in compliance with the terms and conditions of the revolving credit facility, as amended, and the second lien credit agreement as of June 30, 2008.

The second lien credit agreement referred to above was entered into with Chatham Credit Management III, LLC, as agent for Chatham Investment Fund III, LLC, Chatham Investment Fund QP III, LLC, and certain other lenders party thereto from time to time, and Chatham Credit Management III, LLC, as administrative agent. The proceeds of the $5.0 million second lien credit agreement were needed to fund fourth quarter 2007 capital expenditure projects and provide seasonal working capital needs in the same quarter resulting from high revenue growth through the nine months ended September 30, 2007. Interest on borrowings under the second lien credit agreement was accrued on a monthly basis equal to the greater of (a) LIBOR or (b) 5.75% plus 9.25% for a rate of 15% of the principal balance plus accrued interest payable outstanding on the $5.0 million loan. For the six months ended June 30, 2008 and 2007, Innotrac incurred interest expense related to the second lien credit agreement of approximately $379,000 and $0, respectively. As noted above, this loan was paid in full on September 26, 2008.

For the six months ended June 30, 2008, Innotrac recorded interest expense of $135,000 on the revolving credit facility at a weighted average interest rate of 4.76% and $379,000 of interest expense on the second lien credit agreement at a constant rate of 15.0%. Innotrac’s weighted average interest rate for the six months ended June 30, 2008, including amounts borrowed under both the revolving credit facility and the second lien credit agreement, was 9.54%. At June 30, 2008, the rate of interest being charged on the revolving credit facility and the second lien credit agreement was 3.96% and 15.0%, respectively. The second lien credit facility was repaid in full on September 26, 2008.

For the year ended December 31, 2007, Innotrac paid interest expense of $543,000 on the revolving credit facility at a weighted average interest rate of 7.99% and $201,000 of interest expense on the second lien credit agreement loan for the period from September 28, 2007, its inception, to December 31, 2007. Innotrac’s weighted average interest rate in 2007, including amounts borrowed under both the revolving credit facility and the second lien credit agreement, was 9.2%. During the year ended December 31, 2006, Innotrac incurred interest expense related to the line of credit of approximately $368,000 resulting in a weighted average interest rate of 7.10%. Innotrac also incurred unused revolving credit facility fees of approximately $39,000 and $50,000 for the years ended December 31, 2007 and 2006, respectively.

Cash Flow From Operating Activities.  For the six months ended June 30, 2008, compared to the same six month period in 2007, Innotrac had a decrease in cash generated from operating activities of $1.0 million resulting from positive cash flow from operations of $1.6 million in 2008 compared to $2.7 million in 2007. The $1.0 million decrease for the six months ended June 30, 2008 from the same period ended 2007 was mostly due to the combined result of generating a net profit of $1.9 million compared to a net loss of $749,000 offset by the net effect of all working capital accounts using $2.3 million of cash during the six months ended June 30, 2008 compared with the net effect of all working capital accounts providing $666,000 of cash during the six months ended June 30, 2007. The net use of cash in 2008 working capital accounts resulted mainly from the payment of fourth quarter seasonal accounts payable in the first six months of 2008 which reduction did not occur until after June 30th in 2007. Additionally, non cash expenses for depreciation, which are included in net profit, were $2.1 million compared to $2.6 million for the six months ended June 30, 2008 and 2007, respectively.

During the year ended December 31, 2007, Innotrac generated $3.5 million in cash flow from operating activities compared to using $305,000 cash in operating activities in the year ended December 31, 2006, or an increase in cash flow from operations of $3.8 million in 2007 when compared to 2006. This $3.8 million increase in cash provided from operating activities was primarily the result of (i) a net profit of $712,000 in 2007 compared to a net loss of $5.3 million in 2006, (ii) non cash depreciation and amortization expense increasing to $5.0 million in 2007 compared to $3.9 million in 2006 and (iii) the net effect of all other working capital accounts using $2.4 million of cash in 2007 compared with the net effect of all other working capital accounts providing cash of $557,000 in 2006.

Cash Used In Investing Activities; Capital Expenditures.  During the six months ended June 30, 2008, net cash used in investing activities was $1.4 million as compared to $2.7 million in the same period in 2007. The decrease of $1.3 million was due to expenditures made in 2007 relating to the Target facility that did not reoccur in 2008. Expenditures have been made in the second quarter of 2008 to improve certain facilities’ work flow and to accommodate the addition of a new client.

During the year ended December 31, 2007, net cash used in investing activities was $5.6 million compared to $9.3 million in 2006. The $5.6 million of expenditures in 2007 was comprised of $4.8 million of capital expenditures and $800,000 paid under the terms of the ClientLogic acquisition agreement dated October 31, 2006. The $9.3 million of expenditures in 2006 was comprised of $1.1 million paid in connection with the ClientLogic Reverse Logistics business and $8.3 million of capital expenditures.

Capital expenditures were $4.8 million and $8.3 million for the years ended December 31, 2007 and 2006, respectively. The decreased spending for 2007 over 2006 was primarily related to the new facility opened for Target.com which required $7.0 million of capital expenditures in 2006 compared to $3.7 million in 2007. Innotrac anticipates capital expenditures of approximately $3.5 million in 2008. This estimate is subject to various contingencies, including the possible need to incur additional capital expenditures related to new clients or significant new initiatives by existing clients.

Cash Used in Financing Activities.  During the six months ended June 30, 2008, net cash used in financing activities was $948,000 compared to net cash provided from financing activities of $408,000 in the same period of 2007. The $1.4 million increase in cash used in financing activities is due to additional repayments of the obligations outstanding under the revolving credit facility in 2008 as compared to 2007.

During the year ended December 31, 2007, the net cash provided by financing activities was $2.1 million compared to $8.6 million in the same period in 2006. In 2007, approximately $4.6 million of cash, after payment of $0.4 million of loan commitment fees, was provided through creation of the second lien term loan offset by repayment of $2.4 million of obligations outstanding under the revolving credit facility. In 2006, $8.6 million of borrowings under the revolving credit facility were incurred mainly to fund the capital expenditures discussed above.

Critical Accounting Policies

Critical accounting policies are those policies that can have a significant impact on the presentation of Innotrac’s financial position and results of operations and demand the most significant use of subjective estimates and management judgment. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. Specific risks inherent in Innotrac’s application of these critical policies are described below. For all of these policies, you are cautioned that future events rarely develop exactly as forecasted, and the best estimates routinely require adjustment. These policies often require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. Additional information concerning Innotrac’s accounting policies can be found in Note 1 to Innotrac’s condensed financial statements for the six months ended June 30, 2008 and Note 2 to its financial statements for the year ended December 31, 2007 appearing in this proxy statement/prospectus. The policies that Innotrac believes are most critical to an investor’s understanding of Innotrac’s financial results and condition and require complex management judgment are discussed below.

Reserve for Uncollectible Accounts.  Innotrac makes estimates each reporting period associated with its reserve for uncollectible accounts. These estimates are based on the aging of the receivables and known specific facts and circumstances.

Goodwill and Other Acquired Intangibles.  Innotrac accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value.

Innotrac’s goodwill carrying amount as of December 31, 2007 and 2006 and June 30, 2008 was $25.2 million. This asset relates to the goodwill associated with Innotrac’s acquisition of Universal Distribution Services (“UDS”) in December 2000 (including an earn out payment made to the former UDS shareholders in February 2002), and the acquisition of iFulfillment, Inc. in July 2001. In accordance with SFAS No. 142, Innotrac performed a goodwill valuation in the first quarter of 2008. The valuation supported that the fair value of the reporting unit at January 1, 2008 exceeded the carrying amount of the net assets, including goodwill, and thus no impairment was determined to exist. Innotrac performs this impairment test annually as of January 1 or sooner if circumstances indicate.

Accounting for Income Taxes.  Innotrac utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recorded against deferred tax assets if Innotrac considers it more likely than not that deferred tax assets will not be realized. Innotrac’s gross deferred tax asset as of June 30, 2008 and December 31, 2007 was approximately $18.7 million and $18.9 million, respectively. This deferred tax asset was generated primarily by net operating loss carryforwards created primarily by the special charge of $34.3 million recorded in 2000 and the net losses generated in 2002, 2003, 2005 and 2006. Innotrac’s net operating loss carryforward expires between 2022 and 2027 and totaled $49.1 million at December 31, 2007.

Innotrac’s ability to generate the expected amounts of taxable income from future operations is dependent upon general economic conditions, competitive pressures on sales and margins and other factors beyond management’s control. These factors, combined with losses in recent years, create uncertainty about the ultimate realization of the gross deferred tax asset in future years. Therefore, a valuation allowance of approximately $13.1 million, $13.8 million and $14.0 million has been recorded as of June 30, 2008, December 31, 2007 and 2006, respectively. Income taxes associated with future earnings will be offset by the utilization of the net operating loss carryforward resulting in a reduction in the valuation allowance. For the six months ended June 30, 2008, an income tax expense of $724,000 was offset by a corresponding decrease of the deferred tax asset valuation allowance. For the year ended December 31, 2007, the deferred income tax expense of $197,000 was offset by a corresponding decrease of the deferred tax asset valuation allowance. When, and if, Innotrac can return to consistent profitability, and management determines that it will be able to utilize net operating losses prior to their expiration, then the valuation allowance can be reduced or eliminated.

Accounting Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that Innotrac determine whether it is more likely than not that a tax position will be sustained upon audit, based on the technical merits of the position. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Innotrac has adopted the provisions of FIN 48 effective January 1, 2007. In accordance with FIN 48, paragraph 19, Innotrac’s policy for recording interest and penalties associated with tax positions is to record such items as a component of income before taxes. There was no material impact of adopting the provisions of FIN 48 on the financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 was issued in order to eliminate the diversity of practice in how public companies quantify misstatements of financial statements, including misstatements that were not material to prior years’ financial statements. Innotrac adopted the provisions of SAB 108 effective December 31, 2006, as required. The adoption of such provisions did not impact the financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS No. 157 was effective for fiscal years beginning after November 15, 2007, with earlier application encouraged. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings (deficit) in the year of adoption. There was no impact on Innotrac’s financial statements upon adoption on January 1, 2008.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). This standard permits an entity to choose to measure certain financial assets and liabilities at fair value. SFAS No. 159 also revises provisions of SFAS No. 115 that apply to available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007. There was no impact on Innotrac’s financial statements upon adoption on January 1, 2008.

In December 2007, the FASB issued SFAS No. 141(R) which revised SFAS 141 “Business Combinations.” This revised standard will be effective for fiscal years beginning after December 15, 2008 and changes the requirements for measuring the value of acquired assets, the date of the measurement of the acquired assets, the use of fair value accounting and rules for capitalization of costs of acquisition. Since SFAS 141(R) will apply to acquisitions occurring in the future, Innotrac does not expect there to be any impact on the historic reported financial statements of Innotrac when it is adopted.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements” which amended Accounting Research Bulletin No. 51. This standard will be effective for fiscal years beginning after December 15, 2008 and applies to reporting requirements for minority interest ownership. Innotrac does not expect the effect, if any, of adopting SFAS No. 160 on its financial statements will be material.

Voting Securities and Principal Shareholders

The following table sets forth information concerning the beneficial ownership of Innotrac’s common stock, which is its only class of voting stock, at October 2, 2008, by:

•	each person known to Innotrac to beneficially own more than 5% of its common stock;

•	each director, and each of the executive officers named in the Summary Compensation Table in Innotrac’s proxy statement related to its 2008 annual meeting of shareholders filed with the SEC on May 8, 2008; and

•	all of Innotrac’s directors and executive officers as a group.

To Innotrac’s knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with regard to all shares beneficially owned.

	Number of Shares		Percentage
Beneficial Owner	Beneficially Owned(1)		Beneficially Owned

Scott D. Dorfman	5,632,003	(2)(3)	44.3%
Mark E. Dottore, as receiver of the IPOF Fund	4,321,771	(4)	34.3
James R. McMurphy	200,629	(5)	1.6
Robert J. Toner	190,503	(6)	1.5
Martin J. Blank	142,000	(7)	1.1
Bruce V. Benator	101,000	(8)	*
Joel E. Marks	80,000	(9)	*
Thomas J. Marano	25,000	(10)	*
All directors and executive officers as a group (9 persons)	6,623,232	(11)	49.7%

*	Denotes less than 1%

(1)	Beneficial ownership is determined under the rules of the SEC. These rules deem common stock subject to options currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or of a group of which the person is a member, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person or group. As of the October 2, 2008, there were 12,600,759 shares of common stock outstanding.

(2)	Includes an aggregate of 178,033 shares owned by: (i) Mr. Dorfman’s wife individually and as custodian for the benefit of their children; (ii) Mr. Dorfman’s brother as trustee for the benefit of Mr. Dorfman’s children; (iii) shares held by Mr. Dorfman’s children directly; and (iv) shares held by Mr. Dorfman as custodian for his children. Mr. Dorfman’s address is 6655 Sugarloaf Parkway, Duluth, Georgia 30097. Mr. Dorfman could be deemed to have shared voting and investment control with regard to shares held by his wife, brother and children.

(3)	Includes 125,000 shares subject to presently exercisable options.

(4)	Based on a Schedule 13D/A filed with the SEC on July 13, 2007. Pursuant to an order issued in November 2005, the United States District Court for the Northern District of Ohio appointed Mr. Mark E. Dottore the receiver to the assets of the IPOF Fund, which include Innotrac common stock. Mr. Dottore’s address is 2344 Canal Road, Cleveland, Ohio 44113.

(5)	Includes 100,000 shares subject to presently exercisable stock options.

(6)	Includes 84,333 shares subject to presently exercisable stock options.

(7)	Includes 100,000 shares subject to presently exercisable stock options.

(8)	Includes 100,000 shares subject to presently exercisable stock options.

(9)	Includes 10,000 shares held by the Marks Family, LLP and 50,000 shares subject to presently exercisable stock options.

(10)	Includes 25,000 shares subject to presently exercisable stock options.

(11)	Includes 730,333 shares subject to presently exercisable stock options.

Comparison of Rights of Shareholders of GSI and Innotrac

The rights of shareholders of a corporation are governed by the laws of the state in which the corporation is incorporated, as well as the governing instruments of the corporation itself — that is, its certificate (or articles) of incorporation and bylaws. Therefore, differences in the rights of holders of GSI common stock and Innotrac common stock arise from the states of their respective organization and their respective certificate or articles of incorporation and bylaws and related documents governing rights of holders described below. GSI is organized under the laws of the state of Delaware and Innotrac is organized under the laws of the state of Georgia. After the merger is completed, the rights of Innotrac shareholders who become GSI stockholders will be governed by GSI’s certificate of incorporation and bylaws and the Delaware General Corporation Law, referred to as the “DGCL.”

The following is a summary of the material differences between the rights of GSI stockholders and the rights of Innotrac shareholders. This summary is not intended to be complete, and is qualified in its entirety by references to applicable provisions of the DGCL, the Georgia Business Corporation Code, referred to as the “GBCC,” GSI’s certificate of incorporation and bylaws and Innotrac’s articles of incorporation and bylaws and related documents governing rights of holders described below. This summary does not reflect the rules of Nasdaq that may apply to GSI or Innotrac.

Authorized Capital Stock

GSI.  The authorized capital stock of GSI consists of 90,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share.

Innotrac.  The authorized capital stock of Innotrac consists of 50,000,000 shares of common stock, par value $.10 per share, and 10,000,000 shares of preferred stock, par value $.10 per share.

Quorum and Voting

GSI.  The GSI bylaws provide that the presence, in person, by remote communication, or by duly authorized proxy, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business at any meeting of stockholders. Except as otherwise provided by statute or by applicable stock exchange or Nasdaq rules, or by the GSI certificate of incorporation or bylaws, in all matters other than the election of directors, the affirmative vote of the majority of shares present at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Directors are elected by a plurality of the votes present at the meeting and entitled to vote generally on the election of directors.

Innotrac.  The Innotrac bylaws provide that the presence, in person or by proxy, of shares representing a majority of votes entitled to be cast on a matter shall constitute a quorum with regard to that matter at any meeting of shareholders. Unless Innotrac’s articles of incorporation, bylaws, a resolution of the Innotrac board or applicable law require a different vote, action on a matter presented for consideration at a meeting where a quorum is present, shall be approved as follows: (a) directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present; and (b) all other matters shall be approved if the votes cast favoring the action exceed the votes cast opposing the action.

Special Meetings of Stockholders

GSI.  Special meetings of the GSI stockholders may be called by the chairman of the GSI board, GSI’s chief executive officer, GSI’s president, or the GSI board pursuant to a resolution adopted by a majority of the total number of authorized directors.

Innotrac.  Special meetings of the Innotrac shareholders may be called by the chairman of the Innotrac board, Innotrac’s President, Innotrac’s board, or pursuant to a request in writing of shareholders owning at least 25% of the issued and outstanding capital stock of Innotrac entitled to vote at such meeting.

Action by Written Consent of Stockholders

GSI.  The GSI bylaws prohibit any action by GSI stockholders except at an annual or special meeting of stockholders called in accordance with the GSI bylaws. No action by written consent or electronic submission may be taken by GSI stockholders.

Innotrac.  The Innotrac bylaws provide that any action required or permitted to be taken at any meeting of the Innotrac shareholders may be taken without a meeting if all of the shareholders consent to the action in a writing that sets forth the action taken. Such a consent has the same force and effect as a unanimous vote of shareholders.

Size, Classification, Election of Directors and Vacancies

GSI.

Size

The GSI bylaws provide that the number of directors will be nine (9) unless otherwise determined from time to time by the GSI board, provided that such a change in the number of directors must be approved by a majority of the GSI board including:

•	at least one director designated by entities affiliated with Softbank America Inc. (“Softbank”) for as long as Softbank has the right to appoint at least one member to the GSI board;

•	at least one director designated by a subsidiary of Liberty Media Corporation, together collectively with its subsidiaries referred to as “Liberty,” as assignee of Interactive Technology Holdings, LLC, to appoint at least one member to the GSI board; and

•	Michael Rubin, so long as he is a member of the GSI board.

The GSI board currently consists of nine (9) directors.

Classification

GSI does not have a classified board of directors. The entire board of directors is elected to one year terms each year by a plurality vote and the nine nominees receiving the most votes are elected.

Rights to Designate Directors

The stock purchase agreements, as amended, pursuant to which certain entities affiliated with Softbank acquired their shares of GSI common stock provide that Softbank has the right to designate one member of the GSI board, based on the number of shares of GSI common stock currently held by Softbank.

The stock purchase agreement, as amended, pursuant to which Liberty, acquired its shares of GSI Common Stock provides that Liberty has the right to designate one member of the GSI board, based on the number of shares of GSI common stock currently held by Liberty.

Voting Agreements

Mr. Rubin entered into a voting agreement in favor of Softbank, pursuant to which, as amended, Mr. Rubin agreed that he would vote all shares of GSI common stock then held by him in favor of the election to the GSI board of the director that Softbank is entitled to designate. In addition, Mr. Rubin, as a stockholder, agreed not to take any action to remove any GSI director designated by Softbank.

Softbank also entered into a voting agreement in favor of Mr. Rubin relating to the election of incumbent directors of GSI. Pursuant to this voting agreement, as amended, Softbank agreed that it would vote all shares of GSI common stock then held by it with respect to all directorships other than those which it is entitled to designate (i) in favor of any member of the GSI board who was a member of the board of directors as of November 8, 2007, and any director who is thereafter chosen to fill any vacancy on the board of directors or who is elected as a director, referred to as a “continuing director,” and who, in either event, is not a director designated by Softbank and in connection with his or her initial assumption of office is recommended for appointment or election by a majority of the continuing directors then on the board of directors, and (ii) against the election of any directors other than those directors specified in clause (i) of this sentence.

Mr. Rubin and Liberty are party to a voting agreement pursuant to which, as amended, (i) Mr. Rubin agreed that he would vote all of his shares of GSI common stock in favor of election to the GSI board of the director that Liberty is entitled to designate, and (ii) Liberty agreed that it would vote all of its shares of GSI common stock in favor of election to the GSI board of certain continuing directors (as such term is defined therein).

Softbank and Liberty are party to a voting agreement whereby (i) Softbank agreed that it would vote all of its shares of GSI common stock in favor of election to the GSI board of the directors that Liberty is entitled to designate, and (ii) Liberty agreed that it would vote all of its shares of GSI common stock in favor of election to the GSI board of the directors that Softbank is entitled to designate.

Vacancies

The GSI bylaws provide that, unless otherwise provided in the GSI certificate of incorporation and subject to the contractual rights of any GSI stockholders, any vacancies on the GSI board resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from an increase in the number of directors shall, unless the GSI board determines otherwise, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the board of directors. Any director elected in accordance with this provision will hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

Innotrac.

Size

Innotrac’s articles of incorporation provide that the board of directors will consist of between five and eleven directors, as determined from time to time by resolution of the board of directors or shareholders. The board currently consists of five directors.

Classification

Innotrac’s board is divided into three classes of directors serving staggered three-year terms.

Rights to Designate Directors

No parties have any special rights to designate members of Innotrac’s board.

Voting Agreements

On October 5, 2008, Scott D. Dorfman, Innotrac’s chairman, president and chief executive officer, and his wife entered into a Voting, Cooperation and Indemnification Agreement, referred to as the “Dorfman voting agreement,” with GSI. For a summary of the material terms of the Dorfman voting agreement, see “The Merger — Voting, Cooperation and Indemnification Agreement.”

Innotrac and the IPOF Fund are party to an agreement that permitted the IPOF Fund to acquire Innotrac’s common stock on the terms set forth in that agreement without becoming an “Acquiring Person” under Innotrac’s Rights Agreement with SunTrust Bank, which has since expired. The agreement with the IPOF Fund provides that the IPOF Fund must vote all shares of Innotrac common stock held by it in excess of 15% of Innotrac’s outstanding common stock in proportion to the votes cast by all other Innotrac shareholders.

Vacancies

The Innotrac bylaws generally provide that, unless the board otherwise determines, any vacancies, including a vacancy resulting from an increase in the number of directors, will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Any director elected in accordance with this provision will hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

Removal of Directors

GSI.  The GSI certificate of incorporation and bylaws provide that directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of capital stock of GSI entitled to vote generally in the election of directors.

Innotrac.  Innotrac’s bylaws provide that a director may be removed only with cause by the vote of the holders of a majority of the shares entitled to vote for the election of directors at a meeting of the shareholders called for the purpose of removing such director.

Issuance of Additional Stock

GSI.  The GSI certificate of incorporation authorizes the GSI board to issue any and all unissued shares of preferred stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the GSI board providing for the issuance of such shares and as may be permitted by the DGCL.

Innotrac.  The Innotrac articles of incorporation authorize the Innotrac board to issue any and all unissued shares of preferred stock in one or more series, and to fix the number of shares and to determine or alter for each such series the preferences with respect to Innotrac’s common stock and other series of preferred stock, and such other rights, restrictions or limitations with respect to voting, dividends, conversion, exchange, redemption and any other matters, as may be set forth in one or more resolutions adopted by Innotrac’s board.

Amendment of Governing Documents

GSI.  The GSI bylaws provide that, subject to limitations regarding amendment of the provisions of the GSI bylaws governing indemnification, the GSI board is expressly empowered to adopt, amend or repeal GSI’s bylaws. The stockholders of GSI also have the power to adopt, amend or repeal GSI’s bylaws, provided that in addition to any vote of the holders of any class or series of GSI stock required by law or the GSI certificate of incorporation, such action by GSI stockholders will require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of capital stock of GSI entitled to vote generally in the election of directors, voting together as a class.

The DGCL provides that the GSI board may adopt a resolution setting forth any proposed amendments to the GSI certificate of incorporation, and the GSI certificate of incorporation may then be amended upon the affirmative vote of a majority of the outstanding stock entitled to vote thereon.

Innotrac.  The GBCC provides that certain relatively technical amendments to a corporation’s articles of incorporation may be adopted by the directors without shareholder action. Generally, the GBCC requires a majority vote of the outstanding shares of each voting group entitled to vote to amend the articles of incorporation, unless the GBCC, the articles of incorporation, or a bylaw adopted by the shareholders requires a greater number of affirmative votes.

The Innotrac bylaws provide that, subject to limitations regarding amendment of the provisions of the Innotrac bylaws governing indemnification, the Innotrac board is expressly empowered to adopt, amend or repeal Innotrac’s bylaws. The shareholders of Innotrac also have the power to adopt, amend or repeal Innotrac’s bylaws by the majority vote of all shares having voting power.

Fiscal Year and Fiscal Quarters

GSI.  The GSI bylaws provide that the fiscal year of GSI shall end on the Saturday nearest the last day of December of each calendar year. The fiscal quarters of GSI shall end on the Saturday nearest the last day of the months of March, June and September of each calendar year.

Innotrac.  The Innotrac bylaws provide that the fiscal year of Innotrac shall be fixed by resolutions of the board of directors. The Innotrac board has fixed Innotrac’s fiscal year as the calendar year. The fiscal quarters of Innotrac end on last day of the months of March, June and September of each calendar year.

Indemnification and Limitation of Personal Liability of Directors

GSI.  Section 145 of the DGCL permits GSI, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of GSI and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of GSI, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of such action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of GSI, except that no indemnification shall be made if such person shall have been adjudged liable to GSI, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses that the court deems proper despite such adjudication of liability in view of all the circumstances of the case.

Section 102(b)(7) of the DGCL provides that GSI’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a GSI director, provided that such provision shall not eliminate or limit the liability of a director:

(1) for any breach of the director’s duty of loyalty to GSI or GSI’s stockholders;

(2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(3) under Section 174 (relating to liability for unlawful purchases or redemptions of, or dividends on, capital stock) of the DGCL; or

(4) for any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, GSI’s certificate of incorporation eliminates liability of GSI’s directors for monetary damages to the fullest extent permitted under applicable law. GSI’s bylaws also provide, with certain exceptions, for indemnification to the fullest extent permitted by the DGCL.

In addition, GSI has entered into indemnification agreements with certain of its directors and officers, the form of which was approved by its stockholders. The indemnification agreements, among other things:

•	confirm the present indemnity provided by GSI’s bylaws and provide that this indemnity will continue despite future changes in its bylaws, as the indemnification agreements will be its contractual obligations, unlike its bylaws which may be amended by its stockholders or its board;

•	provide further indemnification to the fullest possible extent permitted by law against all expenses (including attorneys’ fees), judgments, fines and settlement amounts paid or incurred by a director or officer in any action or proceeding, including any action by GSI or in its own right, on account of service as its director, officer, employee, attorney or agent or any of its subsidiaries or any other company or enterprise at GSI’s request;

•	cover all actions and proceedings, even if they arise from acts or omissions by a director or officer occurring before the execution of the agreements;

•	continue in force so long as the individual continues to serve in such capacity on GSI’s behalf and cover liabilities related to his activities in any such capacity regardless of future changes to its corporate documents;

•	provide for payment of expenses in advance of a final disposition of the action or suit, regardless of the recipient’s ability to make repayments, and do not require that any repayment obligations in respect of any such advances be secured or bear interest;

•	provide protection during the determination process in the event there is a change of control of GSI or its board and grant its directors and officers rights to appeal a denial of indemnification to a court of competent jurisdiction; and

•	except as discussed below with respect to violations of Section 16(b) of the Exchange Act and expenses or liabilities which are covered by insurance, provide that directors or officers who rely on GSI’s records or upon information supplied by its officers, legal counsel, outside accountants or appraisers are deemed to have acted in a manner which would entitle its directors or officers to indemnification under the indemnification agreements.

However, a director or officer is not entitled to indemnification under these agreements unless that director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to GSI’s best interests.

The employment agreements of certain officers of GSI provide for indemnification to such officers by GSI to the fullest extent permitted by its bylaws or applicable law.

GSI has obtained directors’ and officers’ liability insurance which covers certain liabilities, including liabilities to GSI and its stockholders, in the amount of $17.0 million.

Innotrac.  Innotrac’s articles of incorporation eliminate a director’s personal liability for monetary damages to Innotrac or any of its shareholders for any action taken as a director, except that such liability is not eliminated for:

•	any appropriation, in violation of such director’s duties, of any business opportunity of Innotrac;

•	acts or omissions which involve intentional misconduct or a knowing violation of law;

•	unlawful distributions; or

•	any transaction from which the director received an improper personal benefit.

Innotrac’s articles of incorporation provide that if at any time Georgia law is amended to further eliminate or limit the liability of a director, then the liability of each Innotrac director shall be limited to the fullest extent permitted thereby.

Innotrac’s bylaws provide that Innotrac shall indemnify an individual who is made a party to a proceeding because he or she is or was a director or officer if he or she conducted himself or herself in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of a proceeding by judgment, order, settlement or conviction, or upon plea of nolo contendere or its equivalent is not determinative that a person met the appropriate standard of conduct.

Innotrac’s bylaws provide that upon receipt of a claim for indemnification by an officer or director, Innotrac must make a determination that indemnification is permissible under the circumstances. The determination shall be made by:

(1) by Innotrac’s board by a majority vote of a quorum consisting of directors who are not at the time parties to the proceeding;

(2) if a quorum cannot be obtained under (1) above, by majority vote of a committee duly designated by the Innotrac board (in which designation interested directors may participate), consisting solely of two or more directors who are not at the time parties to the proceeding;

(3) in a written opinion by special legal counsel selected as required by Section 14-2-855(b)(2) of the GBCC or any successor provision; or

(4) by Innotrac’s shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

Innotrac’s bylaws permit Innotrac to advance expenses to directors and officers as long as the director or officer receiving an advance:

•	furnishes Innotrac a written affirmation of his good faith belief that he has met the applicable standards of conduct; and

•	undertakes to repay the amounts advanced if it is ultimately determined that such director or officer was not entitled to be indemnified.

The Innotrac bylaws provide that the shareholders may vote, by majority of the votes entitled to be cast, to indemnify a director made party to a proceeding, including a proceeding by or in right of Innotrac, without regard to any other limits in the Innotrac bylaws, except indemnification for any liability incurred in a proceeding in which the director is adjudged liable to the corporation or is subjected to injunctive relief in favor of the corporation: (1) for any appropriation, in violation of his duties, of any business opportunity of the corporation; (2) for acts or omissions which involve intentional misconduct or a knowing violation of law; (3) for an unlawful distribution; or (4) for any transaction from which he received improper personal benefit.

Innotrac has also entered into indemnification agreements with its directors and executive officers.

Innotrac has obtained directors’ and officers’ liability insurance which covers certain liabilities, including liabilities to Innotrac and its shareholders, in the amount of $5.0 million.

Anti-Takeover Provisions

GSI.  Section 203 of the DGCL generally provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person is an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person became an interested stockholder, unless: (1) the board of directors approved the acquisition of stock or the merger transaction before the time that the person became an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding from the number of outstanding shares voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

GSI has not made an election in its certificate of incorporation or bylaws to not be governed by Section 203 of the DGCL, therefore, Section 203 of the DGCL is applicable to GSI.

Innotrac.  The GBCC authorizes Georgia corporations to adopt a provision which prohibits certain “business combinations” with “interested shareholders” occurring within five years of the date a person first becomes an interested shareholder. Innotrac has not elected in its bylaws to be governed by this business combination statute.

Rights Plan

GSI.  GSI is a party to a stockholder rights agreement entered into on April 3, 2006. Unless extended or replaced, the rights under the stockholder rights agreement will terminate on April 14, 2016. Under the plan, preferred stock purchase rights will be distributed as a dividend at the rate of one right for each share of GSI common stock. Initially, these rights will not be exercisable and will trade with the shares of GSI’s common stock.

These rights generally will become exercisable if a person or group acquires ownership of 20% or more of the GSI’s outstanding common stock or commences a tender or exchange offer for 20% or more of GSI’s outstanding common stock. If a person acquires beneficial ownership of 20% or more of GSI’s common stock, each right will entitle its holder (other than the acquiring person) to purchase shares of GSI’s common stock with a value equal to two times the right’s exercise price. The stockholder rights agreement also provides an exception for any stockholder that as of the date of the agreement beneficially owned 19% or more of GSI’s outstanding common stock to acquire up to 25.1% of GSI’s outstanding common stock before these rights become exercisable. In addition, if, after a person acquires such ownership, GSI engages in a merger in which it is not the survivor or its common stock is changed or exchanged, or sells or transfers more than 50% of its assets, cash flow or earning power, each right generally will become exercisable to purchase common stock of the acquiring company with a value equal to two times the right’s exercise price.

Innotrac.  Innotrac is not party to any currently effective shareholder rights agreement.

Legal Matters

The validity of the shares of GSI common stock offered hereby will be passed upon for GSI by Blank Rome LLP.

Experts

The consolidated financial statements and the related financial statement schedule, incorporated in this proxy statement/prospectus by reference from GSI Commerce, Inc. and subsidiaries’ Annual Report on Form 10-K for the fiscal year ended December 29, 2007 and Current Report on Form 8-K filed on November 4, 2008, and the effectiveness of GSI Commerce, Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 123R “Share-Based Payment”, effective January 1, 2006, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of e-Dialog, Inc. incorporated by reference in this proxy statement/prospectus from GSI Commerce, Inc.’s Current Report on Form 8-K filed with the SEC on November 4, 2008 for the year ended December 31, 2007 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated by reference. Such consolidated financial statements of e-Dialog, Inc. are incorporated herein by reference in reliance upon such report given on this authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Accretive Commerce, Inc. and subsidiaries incorporated by reference in this proxy statement/prospectus from GSI’s Current Report on Form 8-K filed with the SEC on September 12, 2007, have been audited by McGladrey & Pullen, LLP, an independent public accounting firm, as stated in its report, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Innotrac Corporation as of December 31, 2007 and 2006 and for each of the two years in the period ended December 31, 2007 included in this proxy statement/prospectus have been so included in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Financial Data from GSI’s Third Quarter Earnings Release

The unaudited condensed consolidated interim financial data from GSI’s third quarter earnings release presented below has not been reviewed by GSI’s independent registered public accounting firm.

GSI COMMERCE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
(Unaudited)

	December 29,	September 27,
	2007	2008

ASSETS
Current assets:
Cash and cash equivalents	$231,511	$45,053
Accounts receivable, less allowance for doubtful accounts of $1,833 and $1,980	64,285	66,352
Inventory	47,293	53,907
Deferred tax assets	14,114	12,391
Prepaid expenses and other current assets	12,459	13,096

Total current assets	369,662	190,799
Property and equipment, net	156,774	167,617
Goodwill	82,757	173,868
Intangible assets, net of accumulated amortization of $4,972 and $14,600	16,476	50,902
Long-term deferred tax assets	45,234	67,591
Other assets, net of accumulated amortization of $14,545 and $16,764	22,737	21,412

Total assets	$693,640	$672,189

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$85,667	$58,228
Accrued expenses	98,179	76,946
Deferred revenue	17,588	23,221
Current portion — long-term debt	2,406	4,790

Total current liabilities	203,840	163,185
Convertible notes	207,500	207,500
Long-term debt	27,245	73,640
Deferred revenue and other long-term liabilities	5,634	6,929

Total liabilities	444,219	451,254
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000,000 shares authorized; 0 shares issued and outstanding as of December 29, 2007 and September 27, 2008	—	—
Common stock, $0.01 par value, 90,000,000 shares authorized; 46,847,919 and 47,557,405 shares issued as of December 29, 2007 and September 27, 2008, respectively; 46,847,716 and 47,557,202 shares outstanding as of December 29, 2007 and September 27, 2008, respectively	468	475
Additional paid in capital	366,400	379,221
Accumulated other comprehensive loss	(156)	(106)
Accumulated deficit	(117,291)	(158,655)

Total stockholders’ equity	249,421	220,935

Total liabilities and stockholders’ equity	$693,640	$672,189

GSI COMMERCE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 29,	September 27,	September 29,	September 27,
	2007	2008	2007	2008

Revenues:
Net revenues from product sales	$91,298	$102,139	$289,053	$332,314
Service fee revenues	45,987	84,655	125,780	243,232

Net revenues	137,285	186,794	414,833	575,546
Costs and expenses:
Cost of revenues from product sales	65,258	73,089	207,843	236,950
Marketing	10,329	11,412	32,259	40,141
Account management and operations, inclusive of $774, $1,373, $2,084 and $3,818 of stock-based compensation	36,992	58,732	100,543	175,339
Product development, inclusive of $395, $705, $1,026 and $1,788 of stock-based compensation	15,925	25,736	44,737	73,356
General and administrative, inclusive of $1,006, $2,473, $2,708 and $6,721 of stock-based compensation	11,198	17,487	31,014	51,820
Depreciation and amortization	9,129	16,868	23,744	49,503

Total costs and expenses	148,831	203,324	440,140	627,109

Loss from operations	(11,546)	(16,530)	(25,307)	(51,563)
Other (income) expense:
Interest expense	2,075	2,594	3,842	7,118
Interest income	(3,342)	(190)	(7,025)	(1,397)
Other expense, net	28	480	51	833

Total other (income) expense	(1,239)	2,884	(3,132)	6,554

Loss before income taxes	(10,307)	(19,414)	(22,175)	(58,117)
Benefit for income taxes	(4,221)	(6,575)	(8,711)	(16,753)

Net loss	$(6,086)	$(12,839)	$(13,464)	$(41,364)

Basic and diluted loss per share	$(0.13)	$(0.27)	$(0.29)	$(0.88)

Weighted average shares outstanding — basic and diluted	46,567	47,488	46,320	47,259

GSI COMMERCE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine Months Ended
	September 29,	September 27,
	2007	2008

Cash Flows from Operating Activities:
Net loss	$(13,464)	$(41,364)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	22,560	39,805
Amortization	1,184	9,698
Stock-based compensation	5,818	12,327
Foreign currency exchange rate remeasurement	—	841
Loss on impairment of investment and sales of marketable securities	80	—
Loss (gain) on disposal of equipment	36	(359)
Deferred income taxes	(8,783)	(14,783)
Changes in operating assets and liabilities:
Accounts receivable, net	9,063	5,623
Inventory	(5,930)	(6,614)
Prepaid expenses and other current assets	(5,228)	510
Other assets, net	995	924
Accounts payable and accrued expenses	(45,056)	(54,937)
Deferred revenue	3,052	6,064

Net cash used in operating activities	(35,673)	(42,265)
Cash Flows from Investing Activities:
Payments for acquisitions of businesses, net of cash acquired	(92,889)	(145,001)
Cash paid for property and equipment, including internal use software	(40,301)	(46,007)
Proceeds from disposition of assets	—	9,401
Purchases of marketable securities	(263,640)	—
Sales of marketable securities	304,051	—

Net cash used in investing activities	(92,779)	(181,607)
Cash Flows from Financing Activities:
Proceeds from convertible notes	150,000	—
Borrowings on revolving credit loan	—	60,000
Repayments on revolving credit loan	—	(20,000)
Debt issuance costs paid	(5,080)	(561)
Repayments of capital lease obligations	(342)	(2,142)
Repayments of mortgage note	(135)	(152)
Proceeds from exercise of common stock options	6,544	1,342

Net cash provided by financing activities	150,987	38,487
Effect of exchange rate changes on cash and cash equivalents	26	(1,073)

Net increase (decrease) in cash and cash equivalents	22,561	(186,458)
Cash and cash equivalents, beginning of period	71,382	231,511

Cash and cash equivalents, end of period	$93,943	$45,053

Unaudited Pro Forma Combined Financial Information

GSI entered into the merger agreement with Innotrac on October 5, 2008, and completed the acquisitions of Accretive Commerce, Inc., referred to as “Accretive,” on September 10, 2007 and e-Dialog, Inc., referred to as “e-Dialog,” on February 13, 2008. The following unaudited pro forma combined financial statements are derived by applying pro forma adjustments to GSI’s historical consolidated financial statements incorporated herein. The following unaudited pro forma combined financial statements for the fiscal year ended December 29, 2007 and the six-months ended June 28, 2008 assumes the business combinations of GSI, Innotrac, e-Dialog, and Accretive occurred on December 31, 2006, the first day of GSI’s fiscal 2007, and have been prepared to illustrate the effects of the following:

Innotrac Acquisition:

Pursuant to a definitive Agreement and Plan of Merger dated as of October 5, 2008 among GSI, Bulldog Acquisition Corp., referred to as “Acquisition Sub,” a wholly-owned subsidiary of GSI, and Innotrac, Acquisition Sub will merge with and into Innotrac with Innotrac surviving as a wholly-owned subsidiary of GSI. The accompanying unaudited pro forma combined financial statements give pro forma effect to GSI’s acquisition of Innotrac using the purchase method of accounting assuming a purchase price of approximately $52.0 million consisting of cash of $22.0 million and shares of GSI’s common stock valued at $30.0 million, or 2,148,997 shares at $13.96 per share, GSI’s closing stock price on the business day prior to signing the merger agreement. The cash amount and the number of shares to be received by Innotrac shareholders are subject to adjustment. At GSI’s option, all or a portion of the stock component may be paid in cash.

e-Dialog Acquisition:

Pursuant to an Agreement and Plan of Merger dated as of January 23, 2008 among GSI, Dolphin Acquisition Corporation, referred to as “Dolphin,” a wholly-owned subsidiary of GSI, e-Dialog and the stockholders’ representative, Dolphin merged with e-Dialog and e-Dialog survived the merger as a wholly-owned subsidiary of GSI. The accompanying unaudited pro forma combined financial statements give pro forma effect to GSI’s acquisition of e-Dialog using the purchase method of accounting assuming a cash purchase price of approximately $149.3 million including acquisition costs of $1.6 million. In addition, GSI will be obligated to make an additional cash payment of $0.75 million in fiscal 2009 if e-Dialog achieves net revenue targets in fiscal 2008. In connection with the acquisition, GSI issued approximately $9.3 million of restricted common stock and restricted stock units to certain employees of e-Dialog based on the market price of GSI’s common stock on the closing date. Recipients are required to remain employed for specified periods of time subsequent to the acquisition for their restricted stock or restricted stock units to vest. The $9.3 million will be recognized as compensation cost, net of estimated forfeitures, over the required service period.

Accretive Acquisition:

Pursuant to an Agreement and Plan of Merger dated as of August 16, 2007 among GSI, Blue Route, Inc., referred to as “Newco,” a wholly-owned subsidiary of GSI, Accretive and certain of the principal stakeholders of Accretive, Newco merged with Accretive and Accretive survived the merger as a wholly-owned subsidiary of GSI. The accompanying unaudited pro forma combined financial statements give pro forma effect to GSI’s acquisition of Accretive, which closed on September 10, 2007, assuming a purchase price of $98.6 million in cash, including acquisition costs of $0.4 million, using the purchase method of accounting.

The following unaudited pro forma combined financial statements were prepared using the historical consolidated financial statements of GSI, Innotrac, e-Dialog and Accretive. This information should be read in conjunction with, and is qualified in its entirety, by the consolidated financial statements and accompanying notes of GSI, Innotrac, e-Dialog and Accretive incorporated by reference into this proxy statement/prospectus.

The pro forma adjustments related to the acquisitions of Innotrac and e-Dialog are preliminary and do not reflect the final purchase price or final allocation of the excess of the purchase price over the net book value of the net assets of Innotrac and e-Dialog, as GSI is still in the final stages of completing its valuation of e-Dialog’s net assets, and has yet to commence its valuation of Innotrac’s net assets. For e-Dialog, the areas of the purchase price allocation that are not yet finalized relate primarily to goodwill and deferred income taxes. Final adjustments could result in materially different purchase prices and/or allocations of the purchase prices, which would affect the values assigned to tangible or intangible assets and the amount of depreciation and amortization expense recorded in the consolidated statements of operations. The effect of any changes to the pro forma combined statements of operations would depend on the final purchase price and the nature and amount of the final purchase price allocation and could be material.

The pro forma financial statements do not reflect potential revenue opportunities and cost savings that GSI expects to realize after the acquisitions. No assurance can be given with respect to the estimated revenue opportunities and operating cost savings that are expected to be realized as a result of the acquisitions. The pro forma financial information also does not reflect pro forma adjustments for non-recurring charges related to integration activities or exit costs that may be incurred by GSI, Innotrac, e-Dialog, or Accretive in connection with the acquisitions.

The accompanying unaudited pro forma combined balance sheet assumes that the acquisition of Innotrac took place on June 28, 2008 and combines GSI’s unaudited June 28, 2008 balance sheet with the unaudited balance sheet of Innotrac as of June 30, 2008. Innotrac’s change in financial position between June 28 and June 30, 2008 was immaterial. GSI’s June 28, 2008 balance sheet includes the purchase accounting effects of e-Dialog and Accretive, which were acquired prior to June 28, 2008. Accordingly, no pro forma adjustments were made to the unaudited pro forma combined balance sheet related to the purchase accounting for the e-Dialog and Accretive acquisitions.

The accompanying unaudited pro forma combined statements of operations for the fiscal year ended December 29, 2007 and the six-months ended June 28, 2008 assume that the acquisitions of Innotrac, e-Dialog and Accretive took place on December 31, 2006, the first day of GSI’s fiscal 2007. The unaudited pro forma combined statement of operations for the fiscal year ended December 29, 2007 combines GSI’s audited consolidated statement of operations for the fiscal year ended December 29, 2007 with Innotrac’s and e-Dialog’s audited consolidated statements of operations for the year ended December 31, 2007, and Accretive’s unaudited consolidated statement of operations for the period from January 1, 2007 to September 9, 2007. Innotrac’s and e-Dialog’s revenues, expenses and net income for December 30 and December 31, 2007 were immaterial. Accretive’s results of operations are included in GSI’s consolidated statement of operations beginning on the acquisition date of September 10, 2007 through December 29, 2007.

The unaudited pro forma combined statement of operations for the six-months ended June 28, 2008 combines GSI’s unaudited consolidated statement of operations for the six-months ended June 28, 2008 with Innotrac’s unaudited consolidated statements of operations for the six-months ended June 30, 2008 and e-Dialog’s unaudited consolidated statement of operations for the six-weeks ended February 13, 2008. Innotrac’s revenues, expenses and net income for June 29 and June 30, 2008 were immaterial. Reclassifications have been made to the consolidated statements of operations of Innotrac and e-Dialog in order to conform to GSI’s financial statement classifications as described in “Note 3 — Unaudited Pro Forma Adjustments.” GSI’s June 28, 2008 unaudited consolidated statement of operations includes the revenue and expense activity for Accretive for the entire period. Accordingly, no pro forma adjustments were made to the unaudited pro forma consolidated statement of operations relating to the acquisition of Accretive.

The unaudited pro forma combined financial statements are accounted for under Statement of Financial Accounting Standards (“SFAS”) 141 “Business Combinations,” referred to as “SFAS 141,” however, the determination of the estimated purchase price will depend upon whether the Innotrac acquisition closes in fiscal 2008, in which case SFAS 141 will apply, or in fiscal 2009, in which case SFAS 141(R) “Business Combinations,” referred to as “SFAS 141(R),” will apply. Specifically, under SFAS 141(R) acquisition and restructuring costs are generally expensed as incurred, while under SFAS 141 most acquisition and restructuring costs are considered part of the acquisition price. Therefore, if the Innotrac acquisition closes in fiscal 2008 SFAS 141 will govern and certain costs will be considered part of the acquisition price, and if the merger closes in fiscal 2009, SFAS 141(R) will govern and certain acquisition and restructuring costs which would have previously been included in the purchase price will be expensed. Such increases or decreases in expensed acquisition costs and resulting decreases or increases in goodwill would impact the pro forma combined financial statements. SFAS 141 and 141(R) differ materially in other aspects, including the measurement date for the valuation of common stock issued as consideration for the acquisition.

The pro forma financial information is based on the estimates and assumptions set forth in the notes to such information. The pro forma financial information is preliminary and is being furnished solely for information purposes and, therefore, is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the dates or periods indicated, nor is it necessarily indicative of the results of operations or financial position that may occur in the future.

GSI COMMERCE, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
(In thousands)

		Innotrac	Preliminary
	GSI Commerce, Inc.	Corporation	Pro Forma		Pro Forma
	June 28, 2008	June 30, 2008	Adjustments		Combined

ASSETS
Current assets:
Cash and cash equivalents	$49,558	$343	$(22,000	)(a)	$27,901
Accounts receivable, net	57,658	21,342	—		79,000
Inventory	40,957	822	—		41,779
Deferred tax assets	14,771	—	—		14,771
Prepaid expenses and other current assets	15,809	1,594	—		17,403

Total current assets	178,753	24,101	(22,000)		180,854
Property and equipment, net	166,069	17,045	—		183,114
Goodwill	171,591	25,169	(4,291	)(b)	192,469
Intangible assets, net	54,937	—	11,339	(c)	66,276
Long-term deferred tax assets	58,986	—	—		58,986
Other assets, net	21,594	1,105	—		22,699

Total assets	$651,930	$67,420	$(14,952)		$704,398

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$54,429	$6,294	$—		$60,723
Accrued expenses	71,260	5,000	(296	)(d)	75,964
Deferred revenue	24,804	—	296	(d)	25,100
Line of credit	—	5,220	(5,220	)(e)	—
Term loan	—	5,000	(5,000	)(e)	—
Current portion of long-term debt	2,861	—	10,220	(e)	13,081

Total current liabilities	153,354	21,514	—		174,868
Convertible notes	207,500	—	—		207,500
Long-term debt	56,350	—	—		56,350
Deferred revenue and other long-term liabilities	5,995	954	—		6,949

Total liabilities	423,199	22,468	—		445,667
Commitments and contingencies	—	—	—		—
Stockholders’ equity:
Preferred stock	—	—	—		—
Common stock	474	1,259	(1,259	)(f)	474
Additional paid in capital	374,173	66,334	(36,334	)(f)	404,173
Accumulated other comprehensive income	(100)	—	—		(100)
Accumulated deficit	(145,816)	(22,641)	22,641	(f)	(145,816)

Total stockholders’ equity	228,731	44,952	(14,952)		258,731

Total liabilities and stockholders’ equity	$651,930	$67,420	$(14,952)		$704,398

See accompanying notes to unaudited pro forma combined financial statements, including Note 3 for an explanation of the preliminary pro forma adjustments.

GSI COMMERCE, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
(In thousands, except per share data)

	GSI Commerce,	Innotrac							Accretive
	Inc. Fiscal Year	Corporation				e-Dialog, Inc.			Commerce, Inc.
	Ended	Year Ended	Preliminary			Year Ended	Preliminary		Period from	Preliminary
	December 29,	December 31,	Pro Forma		Pro Forma	December 31,	Pro Forma		January 1, 2007 to	Pro Forma		Pro Forma
	2007	2007	Adjustments		Combined	2007	Adjustments		September 9, 2007	Adjustments		Combined

Revenues:
Net revenues from product sales	$512,194	$—	$24,601	(g)	$536,795	$—	$—		$8,014	—		$544,809
Service fee revenues	237,763	97,215	—		334,978	37,574	—		46,998	—		419,550
Freight revenues	—	24,601	(24,601	)(g)	—	—	—		—	—		—

Net revenues	749,957	121,816	—		871,773	37,574	—		55,012	—		964,359
Costs and expenses:
Cost of revenues	—	47,723	(47,723	)(h)	—	15,416	(15,416	)(s)	—	—		—
Cost of revenues from product sales	356,541	—	24,299	(i)	380,840	—	—		7,355	—		388,195
Freight expense	—	24,299	(24,299	)(i)	—	—	—		—	—		—
Marketing	64,573	—	—		64,573	—	—		—	—		64,573
Account management and operations	177,333	—	73,441	(j)	250,774	—	9,362	(t)	—	—		260,136
Sales and marketing	—	—	—		—	4,214	(4,214	)(u)	32,668	—		32,668
Product development	65,898	—	8,182	(k)	74,080	—	13,026	(v)	6,290	—		93,396
Research and development	—	—	—		—	5,287	(5,287	)(w)	—	—		—
Selling, general and administrative	—	43,299	(43,299	)(l)	—	—	—		—	—		—
General and administrative	43,333	—	10,275	(m)	53,608	6,942	1,271	(x)	6,398	(777	)(dd)	67,442
Stock-based compensation	—	—	—		—	76	(76	)(y)	—	—		—
Bad debt expense	—	43	(43	)(n)	—	—	—		—	—		—
Depreciation and amortization	37,337	4,957	2,835	(o)	45,129	—	8,143	(z)	1,060	4,486	(ee)	58,818

Total costs and expenses	745,015	120,321	3,668		869,004	31,935	6,809		53,771	3,709		965,228

Income (loss) from operations	4,942	1,495	(3,668)		2,769	5,639	(6,809)		1,241	(3,709)		(869)
Other (income) expense:
Interest expense	6,016	783	—		6,799	31	—		10	—		6,840
Interest income	(9,270)	—	1,118	(p)	(8,152)	—	7,581	(aa)	(43)	614	(ff)	—
Other expense (income), net	237	—	—		237	—	(119	)(bb)	3,838	—		3,956
Foreign currency gain	—	—	—		—	(119)	119	(bb)	—	—		—
Loss on investments	5,007	—	—		5,007	—	—		—	—		5,007

Total other expense (income)	1,990	783	1,118		3,891	(88)	7,581		3,805	614		15,803

Income (loss) before income taxes	2,952	712	(4,786)		(1,122)	5,727	(14,390)		(2,564)	(4,323)		(16,672)
Benefit for income taxes	(87)	—	(1,914	)(q)	(2,001)	(2,835)	(5,756	)(cc)	—	(1,729	)(gg)	(12,321)

Net income (loss)	$3,039	$712	$(2,872)		$879	$8,562	$(8,634)		$(2,564)	$(2,594)		$(4,351)

Earnings (loss) per share — basic	$0.07				$0.02							$(0.09)

Earnings (loss) per share — diluted	$0.06				$0.02							$(0.09)

Weighted average shares outstanding — basic	46,433		2,149	(r)	48,582							48,582

Weighted average shares outstanding — diluted	48,739		2,149	(r)	50,888							48,582

See accompanying notes to unaudited pro forma combined financial statements, including Note 3 for an explanation of the preliminary pro forma adjustments.

GSI COMMERCE, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
(In thousands, except per share data)

	GSI	Innotrac
	Commerce, Inc.	Corporation	Preliminary			e-Dialog, Inc.	Preliminary
	Six Months Ended	Six Months Ended	Pro Forma		Pro Forma	Six Weeks Ended	Pro Forma		Pro Forma
	June 28, 2008	June 30, 2008	Adjustments		Combined	February 13, 2008	Adjustments		Combined

Revenues:
Net revenues from product sales	$230,175	$—	$13,351	(hh)	$243,526	$—	$—		$243,526
Service fee revenues	158,577	48,888	—		207,465	4,971	—		212,436
Freight revenues	—	13,351	(13,351	)(hh)	—	—	—		—

Net revenues	388,752	62,239	—		450,991	4,971	—		455,962
Costs and expenses:
Cost of service revenues	—	22,657	(22,657	)(ii)	—	—	—		—
Cost of revenues from product sales	163,861	—	13,265	(jj)	177,126	—	—		177,126
Freight expense	—	13,265	(13,265	)(jj)	—	—	—		—
Marketing	28,729	—	—		28,729	—	—		28,729
Account management and operations	116,607	—	35,375	(kk)	151,982	1,391	—		153,373
Product development	47,620	—	4,119	(ll)	51,739	1,992	—		53,731
Selling, general and administrative	—	21,662	(21,662	)(mm)	—	—	—		—
General and administrative	34,333	—	5,242	(nn)	39,575	1,054	—		40,629
Depreciation and amortization	32,635	2,072	1,417	(oo)	36,124	184	583	(ss)	36,891

Total costs and expenses	423,785	59,656	1,834		485,275	4,621	583		490,479

(Loss) income from operations	(35,033)	2,583	(1,834)		(34,284)	350	(583)		(34,517)
Other (income) expense:
Interest expense	4,524	726	—		5,250	8	—		5,258
Interest income	(1,207)	—	330	(pp)	(877)	(11)	643	(tt)	(245)
Other expense, net	353	—	—		353	—	—		353

Total other (income) expense	3,670	726	330		4,726	(3)	643		5,366

Income (loss) before income taxes	(38,703)	1,857	(2,164)		(39,010)	353	(1,226)		(39,883)
Benefit for income taxes	(10,178)	—	(866	)(qq)	(11,044)	—	(490	)(uu)	(11,534)

Net income (loss)	$(28,525)	$1,857	$(1,298)		$(27,966)	$353	$(736)		$(28,349)

Basic and diluted loss per share	$(0.61)				$(0.57)				$(0.58)

Weighted average shares outstanding — basic and diluted	47,144		2,149	(rr)	49,293				49,293

See accompanying notes to unaudited pro forma combined financial statements, including Note 3 for an explanation of the preliminary pro forma adjustments.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
(in thousands)

NOTE 1 —	BASIS OF PRESENTATION

The unaudited pro forma combined financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted pursuant to such rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

Acquisition of Innotrac

On October 5, 2008, GSI entered into the merger agreement with Innotrac. Pursuant to the merger agreement among GSI, Acquisition Sub, and Innotrac, Acquisition Sub will merge with and into Innotrac with Innotrac surviving as a wholly-owned subsidiary of GSI. Innotrac is a provider of fulfillment and customer care services.

The total preliminary purchase price is approximately $52,000, consisting of cash of $22,000 and shares of GSI’s common stock valued at $30,000, or 2,149 shares at $13.96 per share, GSI’s closing stock price on the business day prior to signing the merger agreement. The cash amount and the number of shares to be received by Innotrac shareholders are subject to adjustment. At GSI’s option, all or a portion of the stock component may be paid in cash.

Acquisition of e-Dialog

On February 13, 2008, GSI completed the acquisition of e-Dialog. Pursuant to an Agreement and Plan of Merger dated as of January 23, 2008 among GSI, Dolphin, e-Dialog and the stockholders’ representative, Dolphin merged with e-Dialog and e-Dialog survived the merger as a wholly-owned subsidiary of GSI. e-Dialog is an e-mail marketing solutions provider that offers e-mail marketing and marketing strategies.

The total cash purchase price is $149,300, including acquisition related transaction costs of $1,600. In addition, GSI will be obligated to make an additional cash payment of $750 in fiscal 2009 if e-Dialog achieves net revenue targets in fiscal 2008.

Acquisition of Accretive

On September 10, 2007, GSI completed the acquisition of Accretive. Pursuant to an Agreement and Plan of Merger dated as of August 16, 2007 among GSI, Newco, Accretive and certain of the principal stakeholders of Accretive, Newco merged with Accretive and Accretive survived the merger as a wholly-owned subsidiary of GSI. Accretive is an e-commerce solutions provider that offers e-commerce technology, customer care and fulfillment solutions as well as related services.

The total purchase price is $98,600, including acquisition related transaction costs of $400.

NOTE 2 —	PRO FORMA COMBINED FINANCIAL STATEMENTS

The accompanying unaudited pro forma combined balance sheet assumes that the acquisition of Innotrac took place on June 28, 2008 and combines GSI’s unaudited June 28, 2008 balance sheet with the unaudited balance sheet of Innotrac as of June 30, 2008. Innotrac’s change in financial position for the period between June 28 and June 30, 2008 was immaterial.

The accompanying unaudited pro forma combined statements of operations for the fiscal year ended December 29, 2007 and the six-months ended June 28, 2008 assume that the acquisitions of Innotrac, e-Dialog and Accretive took place on December 31, 2006, the first day of GSI’s fiscal 2007. The unaudited pro forma combined statement of operations for the fiscal year ended December 29, 2007 combines GSI’s audited consolidated statement of operations for the fiscal year ended December 29, 2007 with Innotrac’s and e-Dialog’s audited

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

consolidated statements of operations for the year ended December 31, 2007, and Accretive’s unaudited consolidated statement of operations for the period from January 1, 2007 to September 9, 2007. Innotrac’s and e-Dialog’s revenues, expenses and net income for December 30 and December 31, 2007 were immaterial. Accretive’s results of operations are included in GSI’s consolidated statement of operations beginning on the acquisition date of September 10, 2007 through December 29, 2007.

The unaudited pro forma combined statement of operations for the six-months ended June 28, 2008 combines GSI’s unaudited consolidated statement of operations for the six-months ended June 28, 2008 with Innotrac’s unaudited consolidated statements of operations for the six-months ended June 30, 2008 and e-Dialog’s unaudited consolidated statement of operations for the six-weeks ended February 13, 2008. Innotrac’s revenues, expenses and net income for June 29 and June 30, 2008 were immaterial. GSI’s June 28, 2008 unaudited consolidated statement of operations includes the revenue and expense activity for Accretive for the six-months ended, and as such, no pro forma adjustments were made to the unaudited pro forma consolidated statement of operations relating to the acquisition of Accretive.

The unaudited pro forma combined financial statements are accounted for under SFAS 141, however, the determination of the estimated purchase price will depend upon whether the Innotrac acquisition closes in fiscal 2008, in which case SFAS 141 will apply, or in fiscal 2009, in which case SFAS 141(R) will apply. Specifically, under SFAS 141(R) acquisition and restructuring costs are generally expensed as incurred, while under SFAS 141 most acquisition and restructuring costs are considered part of the acquisition price. Therefore, if the Innotrac acquisition closes in fiscal 2008 SFAS 141 will govern and certain costs will be considered part of the acquisition price, and if the merger closes in fiscal 2009, SFAS 141(R) will govern and certain acquisition and restructuring costs which would have previously been included in the purchase price will be expensed. Such increases or decreases in expensed acquisition costs and resulting decreases or increases in goodwill and would impact the pro forma combined financial statements. SFAS 141 and 141(R) differ materially in other aspects, including the measurement date for the valuation of common stock issued as consideration for an acquisition.

The pro forma combined statements of operations have been prepared for informational purposes only and do not purport to be indicative of the actual results that would have been achieved by GSI or the combined company for the periods presented or that will be achieved by GSI or the combined company in the future.

NOTE 3 —	UNAUDITED PRO FORMA ADJUSTMENTS

The pro forma adjustments related to the acquisitions are preliminary and do not reflect the final purchase price or allocation of the excess purchase price over the net book value of the net assets of Innotrac and e-Dialog, as GSI is in the final stages of completing its valuation of e-Dialog’s net assets and has yet to commence Innotrac’s valuation of net assets. For e-Dialog, the areas of the purchase price allocation that are not yet finalized relate primarily to goodwill and deferred income taxes. Final adjustments could result in materially different purchase prices and/or allocations of the purchase prices, which would affect the values assigned to the tangible or intangible assets and amount of depreciation and amortization expense recorded in the consolidated statements of operations. The effect of any changes to the consolidated statements of operations would depend on the final purchase prices and the nature and amount of final purchase price allocations and could be material. GSI expects the value assigned to its intangible assets of Innotrac and the impact of the value of intangible assets on its deprecation and amortization in its consolidated statements of operations to be material.

The pro forma adjustments included in the unaudited pro forma combined balance sheet as of June 28, 2008 are as follows:

(a) Reduction to cash and cash equivalents represents the $22,000 cash purchase price to acquire Innotrac.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

(b) Represents the following:

•	a decrease of $4,291 to goodwill related to GSI’s acquisition of Innotrac. The pro forma adjustment includes the elimination of Innotrac’s goodwill of $25,169 as of June 30, 2008. A preliminary calculation of the goodwill resulting from GSI’s acquisition of Innotrac is shown below. The final allocation of the purchase price will likely have a material impact on the pro forma balance sheet primarily due to the final valuation of intangible assets, which consist primarily of a non-compete agreement and customer contracts, and therefore final goodwill recorded could be materially different than the amount calculated below.

Purchase Price of Innotrac:
Fair value of the GSI’s common shares to be issued	$30,000
Cash consideration	22,000

52,000
Tangible Assets Acquired:
Innotrac’s stockholders equity	44,952
Innotrac’s goodwill	(25,169)

19,783
Excess of net purchase price over carrying value of net tangible assets acquired	32,217
Estimated adjustments to reflect fair value of acquired assets and liabilities:
Estimated non-compete and customer contract intangibles	(11,339)

Increase in goodwill as a result of the acquisition	20,878
Less goodwill recorded by Innotrac to be elimatinated with the acquisition	(25,169)

Pro forma adjustement to goodwill	$(4,291)

(c) Represents an increase of $11,339, related to the estimated value of Innotrac’s intangible assets, which primarily consist of $1,400 relating to the non-compete agreement and $9,939 relating to customer contracts. These are only estimates, as the process for completing the valuation of Innotrac’s intangible assets has only just begun. The final valuation of Innotrac’s intangible assets could be materially different.

(d) Represents a reclassification of $296 from accrued expenses to deferred revenue for the reclassification of Innotrac’s deferred revenue to conform to the presentation of GSI’s Balance Sheet.

(e) Represents a reclassification of $10,220 as follows:

•	$5,220 from Innotrac’s line of credit to current portion of long term debt to conform to the presentation of GSI’s Balance Sheet;

•	$5,000 from Innotrac’s term loan to current portion of long term debt to conform to the presentation of GSI’s Balance Sheet.

(f) Represents the following:

•	a decrease of $44,952 for the elimination of the historical equity of Innotrac, based on Innotrac’s balances of its common stock ($1,259), additional paid in capital ($66,334), and accumulated deficit ($22,641);

•	an increase to additional paid in capital of $30,000 to reflect the issuance of GSI common stock of 2,149 shares at $13.96 per share, the closing price of GSI common stock on the previous business day prior to signing the merger agreement to acquire Innotrac.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

The pro forma adjustments included in the unaudited pro forma combined statement of operations for the fiscal year ended December 29, 2007 are as follows:

Preliminary pro forma adjustments for the acquisition of Innotrac:

(g) Represents a $24,601 reclassification of Innotrac’s reported freight revenue to net revenues from product sales to conform to the presentation of GSI’s Statement of Operations.

(h) Represents a decrease of $47,723 for the reclassification of Innotrac’s reported cost of revenues to account management and operations expense to conform to the presentation of GSI’s Statement of Operations. Innotrac’s cost of revenues included payroll for personnel involved with its fulfillment and call center operations.

(i) Represents a $24,299 reclassification of Innotrac’s reported freight expense to cost of revenues from product sales to conform to the presentation of GSI’s Statement of Operations.

(j) Represents the following:

•	an increase of $47,723 for the reclassification of Innotrac’s reported cost of revenues to account management and operations expense as stated in footnote (h) above;

•	an increase of $25,718 to reflect the reclassification of a portion of Innotrac’s reported selling, general and administrative expense to account management and operations expense to conform to the presentation of GSI’s Statement of Operations. These costs primarily relate to operating costs incurred by Innotrac at its fulfillment and customer service facilities.

(k) Represents an increase of $8,182 to reflect the reclassification of a portion of Innotrac’s reported selling, general and administrative expense to product development expense to conform to the presentation of GSI’s Statement of Operations. These costs primarily relate to payroll and personnel involved with Innotrac’s information technology operations.

(l) Represents the following:

•	a decrease of $25,718 for the reclassification of a portion of Innotrac’s reported selling, general and administrative expense to account management and operations expense as stated in footnote (j) above;

•	a decrease of $8,182 for the reclassification of a portion of Innotrac’s reported selling, general and administrative expense to product development expense as stated in footnote (k) above;

•	a decrease of $9,399 to reflect the reclassification of a portion of Innotrac’s reported selling, general and administrative expense to general and administrative expense to conform to the presentation of GSI’s Statement of Operations. These costs primarily relate to Innotrac’s payroll and personnel costs related to its corporate overhead.

(m) Represents the following:

•	an increase of $9,399 for the reclassification of a portion of Innotrac’s reported selling, general and administrative expense to general and administrative expense, to conform to the presentation of GSI’s Statement of Operations, as stated in footnote (l) above;

•	an increase of $43 to reflect the reclassification of Innotrac’s reported bad debt expense to general and administrative expense to conform to the presentation of GSI’s Statement of Operations;

•	an increase of $833 to reflect incremental stock-based compensation expense related to the issuance of restricted stock per the merger agreement.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

(n) Represents a decrease of $43 for the reclassification of Innotrac’s bad debt expense to general and administrative expense, to conform to the presentation of GSI’s Statement of Operations, as stated in footnote (m) above.

(o) Represents an increase of $2,835 to reflect the amortization expense per GSI’s estimated valuation of Innotrac’s intangible assets. GSI estimates that the $11,339 value assigned to finite intangibles would have an impact on annual amortization expense of $2,835, based on the assets being amortized on a straight-lined basis over a four year period. Any adjustment to the valuation of intangible assets could have a material impact on depreciation and amortization expense.

(p) Represents a decrease of $1,118 to interest income to reflect the use of GSI’s cash and cash equivalents to fund the acquisition on the first day of the period presented.

(q) Represents an increase to the income tax benefit of $1,914 for the income tax effect of the pro forma adjustments, recorded at GSI’s estimated statutory tax rate of 40.0%. This rate is not necessarily indicative of GSI’s future effective tax rate.

(r) Represents an increase of 2,149 of basic and diluted weighted average shares outstanding shares that represent GSI’s common stock valued at $30,000 or $13.96 per share, the closing price of GSI’s stock on the previous business day prior to signing the merger agreement to acquire Innotrac. Based on the merger agreement, the number of shares to be issued as the stock component of the merger consideration will be calculated based on the volume weighted average price of GSI common stock during the 20 trading days ending on (and including) the third trading day prior to the scheduled date of the special meeting of Innotrac’s shareholders to approve the merger, referred to as the “GSI Average Price.” Assuming the GSI Average Price is within the range of $11.12 to $20.85, inclusive, and GSI does not opt to pay any portion of the stock merger consideration in cash, the total number of shares GSI will issue will range from 2,302 to 1,439. However, if the GSI Average Price is less than $11.12, either Innotrac or GSI has the option to terminate the merger agreement unless, in the case of a termination by Innotrac, GSI agrees to pay the stock portion of the merger consideration either in stock and/or cash with a value of $25.6 million in the aggregate. If GSI decided to pay this entire amount in stock, the aggregate number of shares of GSI common stock to be issued to Innotrac shareholders in this situation would be determined by dividing $25.6 million by the GSI Average Price.

Preliminary pro forma adjustments for the acquisition of e-Dialog:

(s) Represents a reclassification of e-Dialog’s reported cost of revenues of $15,416. e-Dialog’s cost of revenues included payroll for the personnel involved in design and execution of Internet direct marketing and e-marketing campaigns. GSI reclassified e-Dialog’s cost of revenues of $10,100 to account management and operations expenses and $5,316 to product development expenses to conform to the presentation of GSI’s Statement of Operations.

(t) Represents the following:

•	an increase of $10,100 for the reclassification of a portion of e-Dialog’s reported cost of revenues, as stated in footnote (s) above;

•	an increase of $44 for the reclassification of a portion of e-Dialog’s stock-based compensation expense, as stated in footnote (y) below;

•	a decrease of $782 for the reclassification of a portion of e-Dialog’s reported depreciation and amortization. e-Dialog’s sales and marketing expenses included depreciation and amortization expenses. GSI reclassified e-Dialog’s depreciation and amortization expense from sales and marketing expenses to depreciation and amortization expenses to conform to the presentation of GSI’s Statement of Operations.

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

(u) Represents a decrease of $4,214 for the reclassification of e-Dialog’s reported sales and marketing expenses that relate to GSI’s classification of general and administrative expenses. e-Dialog’s sales and marketing included payroll for personnel involved with corporate communication and business development. GSI reclassified sales and marketing of $4,214 to general and administrative expenses to conform to the presentation of GSI’s Statement of Operations.

(v) Represents the following:

•	an increase of $5,316 for the reclassification of a portion of e-Dialog’s reported cost of revenues, as stated in footnote (s) above;

•	an increase of $5,287 for the reclassification of e-Dialog’s research and development information technology expenses to product development expenses to conform to the presentation of GSI’s Statement of Operations;

•	an increase of $2,745 for the reclassification of a portion of e-Dialog’s reported general and administrative expenses that relate to product development expenses to conform to the presentation of GSI’s Statement of Operations;

•	an increase of $20 for the reclassification of a portion of e-Dialog’s stock-based compensation expense, as stated in footnote (y) below;

•	a decrease of $342 for the reclassification of a portion of e-Dialog’s reported depreciation and amortization expenses from product development expenses to depreciation and amortization expenses to conform to the presentation of GSI’s Statement of Operations.

(w) Represents a decrease of $5,287 for the reclassification of e-Dialog’s research and development expenses, as stated in footnote (v) above, to product development expenses to conform to the presentation of GSI’s Statement of Operations.

(x) Represents the following:

•	an increase of $4,214 for the reclassification of a portion of e-Dialog’s reported sales and marketing expense, as stated in footnote (u) above;

•	a decrease of $2,745 for the reclassification of a portion of e-Dialog’s reported general and administrative expenses to product development expenses, as stated in (v) above;

•	a decrease of $210 for the reclassification of a portion of e-Dialog’s depreciation and amortization expense from general and administrative expenses to depreciation and amortization expenses to conform to the presentation of GSI’s Statement of Operations;

•	an increase of $12 for the reclassification of a portion of e-Dialog’s stock-based compensation expense, as stated in footnote (y) below.

(y) Represents a decrease of $76 for the reclassification of e-Dialog’s stock-based compensation expenses to account management and operations expenses ($44), product development expenses ($20), and general and administrative expenses ($12) from stock-based compensation expense to conform to the presentation of GSI’s Statement of Operations.

(z) Represents the following:

•	an increase of $1,334 for the reclassification of e-Dialog’s depreciation and amortization expenses from sales and marketing expenses ($782), product development expenses ($342) and general and administrative expenses ($210) to depreciation and amortization expense to conform to the presentation of GSI’s Statement of Operations;

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

•	an increase of $523 to reflect the additional depreciation expense per the increase in the preliminary valuation of e-Dialog’s fixed assets;

•	an increase of $6,286 to reflect the amortization expense per the preliminary valuation of e-Dialog’s intangible assets.

(aa) Represents a $7,581 reduction to interest income to reflect the use of GSI’s cash and cash equivalents to fund the acquisition on the first day of the period presented.

(bb) Represents a reclassification of $119 e-Dialog’s foreign currency gain to other expense (income), net to conform to the presentation of GSI’s Statement of Operations.

(cc) Represents an increase to the income tax benefit of $5,756 for the income tax effect of the pro forma adjustments, recorded at GSI’s estimated statutory tax rate of 40.0%. This rate is not necessarily indicative of GSI’s future effective tax rate.

Pro forma adjustments for the acquisition of Accretive:

(dd) Represents a decrease of $777 for the elimination of intercompany management fees paid by Accretive to its parent. GSI is not required to pay these management fees.

(ee) Represents the following:

•	an increase of $101 to reflect the additional depreciation expense per the increase in the valuation of Accretive’s fixed assets;

•	an increase of $4,385 to reflect the amortization expense per the valuation of Accretive’s intangible assets.

(ff) Represents a $614 reduction to interest income to reflect the use of GSI’s cash and cash equivalents to fund the acquisition on the first day of the period presented.

(gg) Represents an increase to the income tax benefit of $1,729 for the income tax effect of the pro forma adjustments, recorded at GSI’s estimated statutory tax rate of 40.0%. This rate is not necessarily indicative of GSI’s future effective tax rate.

The pro forma adjustments included in the unaudited pro forma combined statement of operations for the six-months ended June 28, 2008 are as follows:

Preliminary pro forma adjustments for the acquisition of Innotrac:

(hh) Represents a $13,351 reclassification of Innotrac’s reported freight revenue to net revenues from product sales to conform to the presentation of GSI’s Statement of Operations.

(ii) Represents a $22,657 reclassification of Innotrac’s reported cost of service revenues to account management and operations expense to conform to the presentation of GSI’s Statement of Operations. Innotrac’s cost of revenues included payroll for personnel involved with its fulfillment and call center operations.

(jj) Represents a $13,265 reclassification of Innotrac’s reported freight expense to cost of revenues from product sales to conform to the presentation of GSI’s Statement of Operations.

(kk) Represents the following:

•	an increase of $22,657 for the reclassification of Innotrac’s reported cost of revenues to account management and operations expense, to conform to the presentation of GSI’s Statement of Operations, as stated in footnote (ii) above;

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

•	an increase of $12,718 to reflect the reclassification of a portion of Innotrac’s reported selling, general and administrative expense to account management and operations expense to conform to the presentation of GSI’s Statement of Operations. These costs primarily relate to operating costs incurred by Innotrac at its fulfillment and customer service facilities.

(ll) Represents an increase of $4,119 to reflect the reclassification of a portion of Innotrac’s reported selling, general and administrative expense to product development expense to conform to the presentation of GSI’s Statement of Operations. These costs primarily relate to payroll and personnel involved with Innotrac’s information technology operations.

(mm) Represents the following:

•	a decrease of $12,718 for the reclassification of a portion of Innotrac’s reported selling, general and administrative expense to account management and operations expense, to conform to the presentation of GSI’s Statement of Operations, as stated in footnote (kk) above;

•	a decrease of $4,119 for the reclassification of a portion of Innotrac’s reported selling, general and administrative expense to product development expense, to conform to the presentation of GSI’s Statement of Operations, as stated in footnote (ll) above;

•	a decrease of $4,825 to reflect the reclassification of a portion of Innotrac’s reported selling, general and administrative expense to general and administrative expense to conform to the presentation of GSI’s Statement of Operations. These costs primarily relate to Innotrac’s payroll and personnel costs related to its corporate overhead.

(nn) Represents the following:

•	Represents an increase of $4,825 for the reclassification of a portion of Innotrac’s reported selling, general and administrative expense to general and administrative expense as stated in footnote (mm) above;

•	an increase of $417 to reflect incremental stock-based compensation expense related to the issuance of restricted stock per the merger agreement.

(oo) Represents an increase of $1,417 to reflect the amortization expense per GSI’s estimated valuation of Innotrac’s intangible assets. GSI estimates that the $11,339 value assigned to finite intangibles would have an impact on annual amortization expense of $2,835, based on the assets being amortized on a straight-lined basis over a four year period. Any adjustment to the valuation of intangible assets could have a material impact on depreciation and amortization expense.

(pp) Represents a decrease of $330 to interest income to reflect the use of GSI’s cash and cash equivalents to fund the acquisition on the first day of the period presented.

(qq) Represents an increase to the income tax benefit of $866 for the income tax effect of the pro forma adjustments, recorded at GSI’s estimated statutory tax rate of 40.0%. This rate is not necessarily indicative of GSI’s future effective tax rate.

(rr) Represents an increase of 2,149 of basic and diluted weighted average shares outstanding shares that represent GSI’s common stock valued at $30,000 or $13.96 per share, the closing price of GSI’s stock on the previous business day prior to signing the merger agreement to acquire Innotrac. Based on the merger agreement, the number of shares to be issued as the stock component of the merger consideration will be calculated based on the volume weighted average price of GSI common stock during the 20 trading days ending on (and including) the third trading day prior to the scheduled date of the special meeting of Innotrac’s shareholders to approve the merger, referred to as the “GSI Average Price.” Assuming the GSI Average Price is within the range of $11.12 to $20.85, inclusive, and GSI does not opt to pay any portion of the stock merger

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

consideration in cash, the total number of shares GSI will issue will range from 2,302 to 1,439. However, if the GSI Average Price is less than $11.12, either Innotrac or GSI has the option to terminate the merger agreement unless, in the case of a termination by Innotrac, GSI agrees to pay the stock portion of the merger consideration either in stock and/or cash with a value of $25.6 million in the aggregate. If GSI decided to pay this entire amount in stock, the aggregate number of shares of GSI common stock to be issued to Innotrac shareholders in this situation would be determined by dividing $25.6 million by the GSI Average Price.

Preliminary pro forma adjustments for the acquisition of e-Dialog:

(ss) Represents the following:

•	an increase of $8 to reflect the additional depreciation expense per the increase in the preliminary fair valuation of e-Dialog’s fixed assets;

•	an increase of $575 to reflect the amortization expense per the preliminary fair valuation of e-Dialog’s intangible assets.

(tt) Represents a decrease of $643 to interest income to reflect the use of GSI’s cash and cash equivalents to fund the acquisition on the first day of the period presented.

(uu) Represents an increase to the income tax benefit of $490 for the income tax effect of the pro forma adjustments, recorded at GSI’s estimated statutory tax rate of 40.0%. This rate is not necessarily indicative of GSI’s future effective tax rate.

Condensed Financial Statements of Innotrac Corporation

The following condensed financial statements of Innotrac Corporation, a Georgia corporation (“Innotrac” or the “Company”), as of June 30, 2008 and for the six-month periods ended June 30, 2008 and 2007 have been prepared in accordance with the Securities and Exchange Commission’s rules for quarterly financial reporting and, therefore, omit or condense certain footnotes and other information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments are of a normal and recurring nature, except those specified as otherwise, and includes those necessary for a fair presentation of the financial information for the interim periods reported. Results of operations for the six months ended June 30, 2008 are not necessarily indicative of the results for the entire year ending December 31, 2008. These financial statements should be read in conjunction with the annual audited financial statements of the Company and notes thereto included in this proxy statement/prospectus beginning on page F-13.

INNOTRAC CORPORATION

CONDENSED BALANCE SHEETS
(In thousands, except share data)

	June 30,	December 31,
	2008	2007
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$343	$1,079
Accounts receivable (net of allowance for doubtful accounts of $235 at June 30, 2008 and $288 at December 31, 2007)	21,342	28,090
Inventories, net	822	599
Prepaid expenses and other	1,594	1,100

Total current assets	24,101	30,868

Property and equipment:
Rental equipment	240	286
Computer software and equipment	41,619	40,479
Furniture, fixtures and leasehold improvements	8,088	7,815

	49,947	48,580
Less accumulated depreciation and amortization	(32,902)	(30,878)

	17,045	17,702

Goodwill	25,169	25,169
Other assets, net	1,105	1,192

Total assets	$67,420	$74,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,294	$14,050
Line of credit	5,220	6,168
Term loan	5,000	5,000
Accrued expenses and other	5,000	5,708

Total current liabilities	21,514	30,926

Noncurrent liabilities:
Other noncurrent liabilities	954	993

Total noncurrent liabilities	954	993

Commitments and contingencies (see Note 5)
Shareholders’ equity:
Preferred stock: 10,000,000 shares authorized, $0.10 par value, no shares issued or outstanding	—	—
Common stock: 50,000,000 shares authorized, $0.10 par value, 12,585,759 issued and 12,319,803 shares outstanding	1,259	1,259
Additional paid-in capital	66,334	66,251
Accumulated deficit	(22,641)	(24,498)

Total shareholders’ equity	44,952	43,012

Total liabilities and shareholders’ equity	$67,420	$74,931

See notes to condensed financial statements.

INNOTRAC CORPORATION

CONDENSED STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2008 and 2007
(In thousands, except per share amounts)

	Six Months Ended June 30,
	2008	2007
	(Unaudited)	(Unaudited)

Service revenues	$48,888	$44,649
Freight revenues	13,351	11,180

Total revenues	62,239	55,829

Cost of service revenues	22,657	20,716
Freight expense	13,265	11,030
Selling, general and administrative expenses	21,662	21,901
Depreciation and amortization	2,072	2,602

Total operating expenses	59,656	56,249

Operating income (loss)	2,583	(420)

Other expense:
Interest expense	726	329

Total other expense	726	329

Income (loss) before income taxes	1,857	(749)
Income taxes	—	—

Net income (loss)	$1,857	$(749)

Income (loss) per share:
Basic	$0.15	$(0.06)

Diluted	$0.15	$(0.06)

Weighted average shares outstanding:
Basic	12,320	12,281

Diluted	12,403	12,281

See notes to condensed financial statements.

INNOTRAC CORPORATION

CONDENSED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2008 and 2007
(In thousands)

	Six Months Ended
	June 30
	2008	2007
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income (loss)	$1,857	$(749)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,072	2,602
Provision for bad debts	(50)	(21)
Stock compensation expense-stock options	46	51
Stock compensation expense-restricted stock	37	—
Stock issued to settle employee stock bonus	—	111
Changes in operating assets and liabilities:
Decrease in accounts receivable, gross	6,798	2,896
(Increase) decrease in inventory	(223)	645
Increase in prepaid expenses and other	(407)	(329)
Decrease in accounts payable	(7,756)	(1,422)
Decrease in accrued expenses and other	(750)	(1,124)

Net provided by operating activities	1,624	2,660

Cash flows from investing activity:
Capital expenditures	(1,412)	(2,737)
Installment payment on previous acquisition of business	—	(800)

Net cash used in investing activities	(1,412)	(3,537)

Cash flows from financing activities:
Net (repayments) borrowings under line of credit	(948)	418
Loan commitment fees	—	(10)

Net cash (used in) provided by financing activities	(948)	408

Net decrease in cash and cash equivalents	(736)	(469)
Cash and cash equivalents, beginning of period	1,079	1,014

Cash and cash equivalents, end of period	$343	$545

Supplemental cash flow disclosures:
Cash paid for interest	$381	$351

See notes to condensed financial statements.

INNOTRAC CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed for quarterly financial reporting are the same as those disclosed in the Notes to Financial Statements included in the Company’s annual audited financial statements included elsewhere in this proxy statement/prospectus. Certain of the Company’s more significant accounting policies are as follows:

Accounting Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill and Other Acquired Intangibles.  Goodwill represents the cost of an acquired enterprise in excess of the fair market value of the net tangible and identifiable intangible assets acquired. The Company tests goodwill annually for impairment as of January 1 or sooner if circumstances indicate.

Impairment of Long-Lived Assets.  The Company reviews long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment would be measured based on a projected cash flow model. If the projected undiscounted cash flows for the asset are not in excess of the carrying value of the related asset, the impairment would be determined based upon the excess of the carrying value of the asset over the projected discounted cash flows for the asset.

Accounting for Income Taxes.  Innotrac utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance was recorded against the net deferred tax asset as of December 31, 2007 and June 30, 2008 (see Note 4).

Revenue Recognition.  Innotrac derives its revenue primarily from two sources: (1) fulfillment operations and (2) the delivery of call center services integrated with our fulfillment operations. Innotrac’s fulfillment services operations record revenue at the conclusion of the material selection, packaging and shipping process. The shipping process is considered complete after transfer to an independent freight carrier and receipt of a bill of lading or shipping manifest from that carrier. Innotrac’s call center service revenue is recognized according to written pricing agreements based on the number of calls, minutes or hourly rates when those calls and time rated services occur. All other revenues are recognized as services are rendered.

Stock-Based Compensation Plans.  In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123(R), “Share-Based Payment,” which revises SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the financial statements based on their fair values. That expense will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). The Company adopted SFAS No. 123(R) effective January 1, 2006 using the Modified Prospective Application Method. Under this method, SFAS 123(R) applies to new awards and to awards modified, repurchased or cancelled after the effective date. Additionally, compensation expense for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is performed on or after the required effective date. Under the requirements of SFAS No. 123(R) the Company recorded $46,000 and $51,000 in compensation expense for the six months ended June 30, 2008 and 2007, respectively. As of June 30, 2008, approximately $66,000 of unrecognized compensation expense related to non-vested stock options is expected to be recognized over the following 34 months. In addition, on April, 16, 2007, 265,956 restricted shares were issued under the terms provided in the Executive Retention Plan, which plan was

INNOTRAC CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

approved by the Board of Directors in 2005 with the restricted shares issued from the shares available under the 2000 Stock Option and Incentive Award Plan. In accordance with SFAS No. 123(R) the market value of the 265,956 shares was determined at the date of grant to be $750,000 and is being amortized using the straight-line method over the 10 year maximum vesting period defined in the Executive Retention Plan. During the six months ended June 30, 2008, the Company recorded $37,000 in compensation expense related to the issuance of the restricted stock.

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Six Months Ended June 30,
	2008	2007

Risk-free interest rate	4.1%	5.1%
Expected dividend yield	0%	0%
Expected lives	2.3 Years	2.1 Years
Expected volatility	75.9%	71.7%

Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS No. 157 was effective for fiscal years beginning after November 15, 2007, with earlier application encouraged. There was no impact on the Company’s financial statements upon adoption on January 1, 2008.

Effective January 1, 2008 on a prospective basis, we determined the fair values of certain financial instruments based on the fair value hierarchy established in SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1:  quoted price (unadjusted) in active markets for identical assets

Level 2:  inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument

Level 3:  inputs to the valuation methodology are unobservable for the asset or liability

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

To measure fair value, we obtain statements of amounts outstanding for our debt instruments since our debt instruments consist of a revolving credit line and a term note which mature within one year of June 30, 2008.

We did not have any assets or liabilities measured at fair value on a recurring basis using quoted market prices in active markets (Level 1), significant other observable inputs (Level 2) or significant unobservable inputs (Level 3) during the period.

Assets and Liabilities Recorded at Fair Value on a Non-recurring Basis

As allowed under FSP FAS 157-2, “Effective Date of FASB Statement No. 157,” as of January 1, 2008, we have elected not to fully adopt SFAS No. 157 and are deferring adoption for certain non-financial assets and

INNOTRAC CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

liabilities until January 1, 2009. We are evaluating the effect, if any, of the full adoption of SFAS No. 157 for certain non-financial assets and liabilities.

2.	FINANCING OBLIGATIONS

The Company has a revolving credit facility with Wachovia Bank, which has a maximum borrowing limit of $15.0 million. The revolving credit facility is used to fund the Company’s capital expenditures, operational working capital and seasonal working capital needs. At June 30, 2008 the Company also had a $5.0 million second lien loan outstanding to a credit management company. The specific terms of the $5.0 million second lien loan are more fully described below. The combined amount outstanding at June 30, 2008 under these two financing obligations was $10.2 million.

The revolving bank credit agreement matures in March 2009 and has a maximum borrowing limit of $15.0 million. Although the maximum borrowing limit is $15.0 million, the credit facility limits borrowings to a specified percentage of eligible accounts receivable and inventory, which totaled $17.1 million at June 30, 2008. As provided for in the second waiver agreement dated April 16, 2007, our Chairman and Chief Executive Officer, Scott Dorfman, has granted to the bank a security interest in $2.0 million of his personal securities, which after application of a 75% factor, results in $1.5 million of additional collateral to support the borrowing limit of $15.0 million under the credit facility. Additionally, the terms of the credit facility provide that the amount borrowed and outstanding at any time combined with letters of credit outstanding be subtracted from the total collateral adjusted for certain reserves to arrive at an amount of unused availability to borrow under the line of credit. The total collateral under the credit facility at June 30, 2008 amounted to $18.6 million. The amount borrowed and outstanding including letters of credit outstanding at June 30, 2008 amounted to $6.9 million. As a result, the Company had $8.1 million of borrowing availability under the $15.0 million revolving credit line at June 30, 2008.

The Company has granted a security interest in all of its assets to the lender as collateral under this revolving credit agreement. The revolving credit agreement contains a restrictive fixed charge coverage ratio. The provisions of the revolving credit agreement require that the Company maintain a lockbox arrangement with the lender, and allows the lender to declare any outstanding borrowing amounts to be immediately due and payable as a result of noncompliance with any of the covenants. Accordingly, in the event of noncompliance, these amounts could be accelerated. The fixed charge coverage ratio requires the Company to maintain a minimum twelve month trailing fixed charge coverage ratio of 1.05 to 1.0 from June through September 2008 and 1.1 to 1.0 from October 2008 through the maturity of the facility in March 2009. The Company was in compliance with the terms and conditions of the revolving credit agreement, as amended, and the Second Lien Credit Agreement as of June 30, 2008.

On September 28, 2007 the Company and the bank entered into the fifth amendment to its revolving bank credit facility entitled “Fifth Amendment Agreement” (the “Fifth Amendment”) whereby the bank agreed to the Company’s entering into a debt obligation described as the “Second Lien Credit Agreement” which is subordinated to the bank’s position as senior lender to the Company. The Second Lien Credit Agreement was entered into with Chatham Credit Management III, LLC, as agent for Chatham Investment Fund III, LLC, Chatham Investment Fund QP III, LLC, and certain other lenders party thereto from time to time, and Chatham Credit Management III, LLC, as administrative agent (Chatham Credit Management III, LLC, Chatham Investment Fund III, LLC, Chatham Investment Fund QP III, LLC, and Chatham Credit Management III, LLC are collectively referred to as “Chatham”). The proceeds of the $5.0 million Second Lien Credit Agreement were needed to fund fourth quarter 2007 capital expenditure projects and provide seasonal working capital needs in the same quarter resulting from high revenue growth through the nine months ended September 30, 2007. We anticipate repaying the term loan, from cash generated from operations, before September 28, 2008, the one year anniversary of its inception.

The Second Lien Credit Facility has a one year term with the option to renew for five months resulting in an ultimate maturity date of March 1, 2009, the same date on which the revolving bank credit agreement, described above, matures. If the option to renew for five months is exercised, the Company will be obligated to pay a $62,500

INNOTRAC CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

success fee which amount is five twelfths of the success fee paid when the loan was entered into on September 28, 2007. There are no scheduled principal payments before maturity under the Second Lien Credit Facility. Borrowings under the Second Lien Credit Facility bear interest at an annual rate equal to the greater of (a) LIBOR or (b) 5.75% plus 9.25% for a rate of 15%. Interest on borrowings under the Second Lien Credit Facility which accrued from inception to December 31, 2007 was paid on January 2, 2008. Interest accruing during the period from January 1, 2008 through June 30, 2008 was, according to the terms of the Second Lien Credit Facility paid on January 1, 2008 when the Company signed an additional note for the value of the interest for that period of $379,000. The additional note will be repaid in accordance with the terms of the Second Lien Credit Agreement. In the event of default, all obligations will bear interest at the otherwise applicable rate plus 2.00% per annum until the event of default is cured.

The Company’s obligations under the Second Lien Credit Facility are secured by a second priority security interest in, and a second priority lien on, substantially all of the assets and property of the Company. The Company’s obligations under the Second Lien Credit Facility are partially guaranteed by Scott Dorfman, the Company’s Chairman, President, and Chief Executive Officer, pursuant to a Limited Guaranty Agreement between Mr. Dorfman and Chatham Credit Management III, LLC. Mr. Dorfman has also pledged as partial collateral for the loans under the Second Lien Credit Facility, pursuant to a Guarantor Pledge Agreement between Mr. Dorfman and Chatham Credit Management III, LLC, the membership interests he owns in Chatham Investment Fund II, LLC and Chatham Investment Fund III, LLC (collectively, the “Chatham Funds”). Mr. Dorfman’s guarantee is limited to the value of this Chatham Funds collateral. Chatham Investment Fund III, LLC is one of the lenders under the Second Lien Credit Agreement, and both of the Chatham Funds are affiliated with the other Chatham entities acting as agents and lenders under the Second Lien Credit Agreement. Mr. Dorfman previously served on the advisory board of Chatham Investment Fund II, LLC.

The Second Lien Credit Agreement contains a fixed charge coverage ratio covenant with the same ratio requirements as those included in the revolving credit agreement with Wachovia. The Second Lien Credit Agreement also limits the amount of capital expenditures the Company may make in any fiscal year beginning in the fiscal year 2008 to $4,500,000. The Second Lien Credit Agreement contains representations and warranties, affirmative and negative covenants and events of default (and, as appropriate, grace periods). Simultaneous with the execution of the Fifth Amendment and the Second Lien Credit Agreement on September 28, 2007, the bank and Chatham entered into an intercreditor agreement defining the relative priority of security interests and other subordination terms.

Interest on borrowings under the revolving credit agreement is payable monthly at rates equal to the prime rate, or at the Company’s option, LIBOR plus up to 200 basis points; however so long as the fixed charge ratio is less than 1.00 to 1.00, the interest rate will be equal to the prime rate plus 1% or at the Company’s option, LIBOR plus 285 basis points. Interest on borrowings under the Second Lien Credit Agreement is accrued on a monthly basis equal to the greater of (a) LIBOR or (b) 5.75% plus 9.25% for a rate of 15% of the principal balance plus accrued interest payable outstanding on the $5.0 million loan.

For the six months ended June 30, 2008, we recorded interest expense of $135,000 on the revolving credit agreement at a weighted average interest rate of 4.76% and $379,000 of interest expense on the Second Lien Credit Agreement at a constant interest rate for the six months of 15.0%, excluding the amortization of loan costs of $208,000. For the six months ended June 30, 2007, we recorded interest expense of $310,000 at a weighted average rate of 7.67% on the revolving credit agreement and did not have any outstanding balance or interest expense for the Second Lien Credit Agreement. Our weighted average interest rate for the six months ended June 30, 2008, including amounts borrowed under both the revolving credit agreement and the Second Lien Credit Agreement, was 9.54%. At June 30, 2008, the rate of interest being charged on the revolving credit facility and the Second Lien Credit Agreement was 3.96% and 15.0%, respectively. The Company also incurred unused revolving credit facility fees of approximately $9,000 and $20,000 for the six months ended June 30, 2008 and 2007, respectively.

INNOTRAC CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

Based on current projections, the Company believes that it will be able to comply with the terms and conditions of the revolving credit agreement, as amended, and the Second Lien Credit Agreement.

3.	EARNINGS PER SHARE

The following table shows the shares (in thousands) used in computing diluted earnings per share (“EPS”) in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share”:

	Six Months
	Ended June 30,
	2008	2007

Diluted earnings per share:
Weighted average shares outstanding	12,320	12,281
Employee and director stock options and unvested restricted shares	83	—

Weighted average shares assuming dilution	12,403	12,281

Options outstanding to purchase 1.0 million shares of the Company’s common stock for the six months ended June 30, 2008 were not included in diluted earnings per share because their effect was anti-dilutive. Options outstanding to purchase 1.9 million shares for the six months ended June 30, 2007 were not included in the computation of diluted EPS because their effect was anti-dilutive. On April 16, 2007, 265,956 restricted shares were issued, but not vested, under the terms provided in the Executive Retention Plan which plan was approved by the Board of Directors in 2005 with the restricted shares issued from the shares available under the 2000 Stock Option and Incentive Award Plan. These restricted shares are included in the fully diluted earnings per share calculation.

4.	INCOME TAXES

Innotrac utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recorded against deferred tax assets if the Company considers it is more likely than not that deferred tax assets will not be realized. Innotrac’s gross deferred tax asset as of June 30, 2008 and December 31, 2007 was approximately $18.7 million and $18.9 million, respectively. This deferred tax asset was generated primarily by net operating loss carryforwards created mainly by a special charge of $34.3 million recorded in 2000 and the net losses generated in 2002, 2003, 2005 and 2006. Innotrac has a net operating loss carryforward which expires between 2022 and 2027 and totaled $49.1 million at December 31, 2007.

Innotrac’s ability to generate the expected amounts of taxable income from future operations is dependent upon general economic conditions, competitive pressures on sales and margins and other factors beyond management’s control. These factors, combined with losses in recent years, create uncertainty about the ultimate realization of the gross deferred tax asset in future years. Therefore, a valuation allowance of approximately $13.1 million and $13.8 million has been recorded as of June 30, 2008 and December 31, 2007, respectively. Income taxes associated with future earnings will be offset by the utilization of the net operating loss carryforward resulting in a reduction in the valuation allowance. For the six months ended June 30, 2008, the deferred tax expense of $724,000 was offset by a corresponding decrease of the deferred tax asset valuation allowance. When, and if, the Company can return to consistent profitability, and management determines that it is likely it will be able to utilize the net operating losses prior to their expiration, then the valuation allowance can be reduced or eliminated.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company determine whether it is more likely than not that a tax position will be sustained upon audit, based on the technical merits of the position. A tax position that meets the

INNOTRAC CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company adopted FIN 48 effective January 1, 2007. The Company has a gross deferred tax asset of approximately $18.9 million at December 31, 2007, which did not change significantly during the six months ended June 30, 2008. As discussed in Note 6 to the financial statements in the 2007 Form 10-K, the Company has a valuation allowance against the full amount of its deferred tax asset. The Company currently provides a valuation allowance against deferred tax assets when it is more likely than not that deferred tax assets will not be realized. The Company has recognized tax benefits from all tax positions we have taken, and there has been no adjustment to any net operating loss carryforwards as a result of FIN 48 and there are no unrecognized tax benefits and no related FIN 48 tax liabilities at June 30, 2008. Therefore, the application of FIN 48 had no material impact on the financial statements.

The Company generally recognizes interest and/or penalties related to income tax matters in general and administrative expenses. As of June 30, 2008, we have no accrued interest or penalties related to uncertain tax positions.

5.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings.  The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. There are no material pending legal proceedings to which the Company is a party.

Employment Commitment.  In June 1999, in conjunction with the opening of a new call center facility, the Company entered into an employment commitment agreement with the City of Pueblo, Colorado, whereby the Company received cash incentives of $968,000. These funds were accounted for as a reduction in the basis of the assets acquired. In return for this consideration, the Company is obligated to employ a minimum number of full-time employees at its Pueblo facility, measured on a quarterly basis. This obligation, which became effective June 2002, will continue through June 2009. In the event that the number of full-time employees fails to meet the minimum requirement, the Company will incur a quarterly penalty of $96.30 for each employee less than the minimum required amount. During the six months ended June 30, 2008 and 2007, the Company did not meet the minimum employee requirements of 359 full-time employees, as measured on a quarterly basis, incurring a penalty of approximately $4,000 and $7,000 for the six months ended June 30, 2008 and 2007 respectively.

6.	RELATED PARTY TRANSACTION

In early 2004, the Company learned that certain trading activity of the IPOF Fund L.P., an owner of more than 5% of the outstanding Common Stock, may have violated the short-swing profit rules under Section 16(b) of the Securities Exchange Act of 1934. The Company promptly conducted an investigation of the matter. IPOF Fund L.P. and its affiliates entered into a settlement agreement with the Company on March 4, 2004 regarding the potential Section 16(b) liability issues that provided for the Company’s recovery of $301,957 no later than March 3, 2006. In December 2005, the United States District Court in Cleveland, Ohio appointed a receiver to identify and administer the assets of the IPOF Fund, L.P. and its general partner, David Dadante. The Company informed the IPOF receiver of such agreement, but the likelihood of recovering such amount from the receiver is doubtful. The Company has not recorded any estimated receivable from this settlement. Additionally, the Federal Court has prohibited the financial institutions holding Company stock owned by the IPOF Fund and Mr. Dadante in margin accounts from selling any of these shares through September 5, 2008. The court has permitted open market sales by the receiver as he may in his sole discretion determine to be consistent with his duty to maximize the value of the assets of IPOF Fund, and as warranted by market conditions. The receiver has indicated to the Company that he does not intend to direct any open market sales during this period except in circumstances in which he believes that there would be no material adverse impact on the market price for the Company’s shares.

Pursuant to the Third Amendment to the Company’s revolving bank credit agreement, Scott Dorfman, the Company’s Chairman, President and CEO has granted Wachovia Bank a security interest in certain personal assets

INNOTRAC CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

to be treated as additional collateral under the credit agreement until the earlier of (x) April 30, 2008 and (y) the date all deferred payments in connection with the ClientLogic acquisition are paid in full, so long as no default exists and the fixed charge coverage ratio for the most recent period is equal to or greater than 1.05 to 1.00. As of June 30, 2008, the Company still included the personal assets as collateral.

On September 28, 2007, the Company entered into a Second Lien Credit Agreement in the amount of $5.0 million with Chatham Credit Management III, LLC (“Chatham”). Scott Dorfman is a private investor in various funds managed by Chatham. The Loan is subordinated to the revolving credit facility held with Wachovia Bank, N.A. Additionally, the Second Lien Credit agreement is partially guaranteed by Mr. Dorfman in an amount up to the value of Mr. Dorfman’s investment in the Chatham Funds. The terms of the loan are more fully described under the caption “Information Concerning Innotrac — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” appearing elsewhere in this proxy statement/prospectus.

7.	CONTINGENT OBLIGATION

During the third quarter of 2008, a dispute arose between the Company and a single customer regarding the amount of revenue recognized from that customer since January 1, 2007. The Company believes that some payment may be made to the customer, but that any payment will not be material to any financial statements during all periods presented.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Innotrac Corporation

We have audited the accompanying balance sheets of Innotrac Corporation as of December 31, 2007 and 2006 and the related statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innotrac Corporation at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/  BDO Seidman, LLP

Atlanta, Georgia
April 11, 2008

INNOTRAC CORPORATION

BALANCE SHEETS
(Dollars in 000’s)

	December 31,
	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$1,079	$1,014
Accounts receivable, net of allowance of $288 (2007) and $257 (2006)	28,090	22,939
Inventories, net	599	1,729
Prepaid expenses and other	1,100	1,088

Total current assets	30,868	26,770

Property and equipment:
Rental equipment	286	344
Computers, machinery and equipment	40,479	39,769
Furniture, fixtures and leasehold improvements	7,815	6,812

	48,580	46,925
Less accumulated depreciation and amortization	(30,878)	(29,089)

	17,702	17,836

Goodwill	25,169	25,169
Other assets, net	1,192	1,765

Total assets	$74,931	$71,540

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$14,050	$14,363
Line of credit	6,168	8,586
Term loan	5,000	—
Accrued salaries	1,195	1,451
Accrued expenses and other	4,513	3,530

Total current liabilities	30,926	27,930

Noncurrent liabilities:
Deferred compensation	849	1,019
Other noncurrent liabilities	144	557

Total noncurrent liabilities	993	1,576

Commitments and contingencies (see Note 5)	—	—
Shareholders’ equity:
Preferred stock: 10,000,000 shares authorized, $0.10 par value, no shares outstanding	—	—
Common stock: 50,000,000 shares authorized, $0.10 par value, 12,585,759 issued, 12,319,804 outstanding (2007) and 12,280,610 shares issued and outstanding (2006)	1,259	1,228
Additional paid-in capital	66,251	66,016
Accumulated deficit	(24,498)	(25,210)

Total shareholders’ equity	43,012	42,034

Total liabilities and shareholders’ equity	$74,931	$71,540

The accompanying notes are an integral part of these balance sheets.

INNOTRAC CORPORATION

STATEMENTS OF OPERATIONS
(Dollars in 000’s, except per share data)

	Year Ended December 31,
	2007	2006

Service revenues	$97,215	$69,318
Freight revenues	24,601	13,025

Total revenues	121,816	82,343

Cost of service revenues	47,723	32,980
Freight expense	24,299	12,814
Selling, general and administrative	43,299	37,409
Bad debt expense	43	54
Depreciation and amortization	4,957	3,919

Total operating expenses	120,321	87,176

Operating income (loss)	1,495	(4,833)

Other expense:
Interest expense	783	429

Total other expense	783	429

Income (loss) before income taxes	712	(5,262)
Income tax (provision) benefit	—	—

Net income (loss)	712	$(5,262)

Earnings (loss) per share:
Basic	$0.06	$(0.43)

Diluted	$0.06	$(0.43)

Weighted average shares outstanding:
Basic	12,301	12,281

Diluted	12,490	12,281

The accompanying notes are an integral part of these statements.

INNOTRAC CORPORATION

STATEMENTS OF SHAREHOLDERS’ EQUITY
(Dollars and number of shares in 000’s)

				Retained
			Additional	Earnings
	Common Stock		Paid-in	(Accumulated
	Shares	Amount	Capital	Deficit)	Total

Balance at December 31, 2005	12,281	$1,228	$65,911	$(19,948)	$47,191
Stock option grants	—	—	105	—	105
Net loss	—	—	—	(5,262)	(5,262)

Balance at December 31, 2006	12,281	$1,228	$66,016	$(25,210)	$42,034
Issuance of common stock from stock bonus	39	4	107	—	111
Restricted stock grant, net	266	27	26	—	53
Stock option grants	—	—	102	—	102
Net Income	—	—	—	712	712

Balance at December 31, 2007	12,586	$1,259	$66,251	$(24,498)	$43,012

The accompanying notes are an integral part of these statements.

INNOTRAC CORPORATION

STATEMENTS OF CASH FLOWS
(Dollars in 000’s)

	Year Ended December 31,
	2007	2006

Cash flows from operating activities:
Net income (loss)	$712	$(5,262)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,957	3,919
Provision for bad debts	43	54
Loss on disposal of fixed assets	16	8
Stock issued to settle employee stock bonus	111	—
Stock compensation expense-stock options	102	105
Stock compensation expense-restricted stock	53	—
Changes in working capital, net of effect of businesses acquired:
Increase in accounts receivable, gross	(5,193)	(10,248)
Decrease in inventories	1,130	2,947
Decrease in prepaid expenses and other assets	400	206
Increase in accounts payable	1,071	5,483
Increase in accrued expenses, accrued salaries and other	143	2,483

Net cash provided by (used in) operating activities	3,545	(305)

Cash flows from investing activities:
Capital expenditures	(4,827)	(8,260)
Acquisition of businesses, net of cash acquired	—	(1,055)
Installment payment on previous acquisition of business	(800)	—

Net cash used in investing activities	(5,627)	(9,315)

Cash flows from financing activities:
Net (repayments) borrowings under line of credit	(2,418)	8,586
Proceeds from term loan	5,000	—
Loan fees paid	(435)	(20)

Net cash provided by financing activities	2,147	8,566

Net increase (decrease) in cash and cash equivalents	65	(1,054)
Cash and cash equivalents, beginning of period	1,014	2,068

Cash and cash equivalents, end of period	$1,079	$1,014

Supplemental cash flow disclosures:
Cash paid for interest	$598	$365

Accrued purchase price associated with additional payments to seller	$(658)	$2,223

Restricted stock grant	$750	$—

The accompanying notes are an integral part of these statements.

INNOTRAC CORPORATION

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION

Innotrac Corporation (“Innotrac” or the “Company”), a Georgia corporation, provides order processing, order fulfillment and call center services. The Company offers inventory management, inbound call center, pick/pack/ship services, order tracking, transaction processing and returns handling from its leased facilities in Atlanta, Georgia, Pueblo, Colorado, Reno, Nevada, Bolingbrook and Romeoville, Illinois, Hebron, Kentucky, and Columbus, Ohio.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation.  The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. All significant intracompany transactions and balances have been eliminated in consolidation.

Accounting Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Revenues.  The following table sets forth the percentage of total revenues derived from each of the Company’s largest clients for the years ended December 31, 2007 and 2006. Except for the major clients noted in the following table, no other single customer provided more than 10% of revenues during these years.

	2007	2006

BellSouth/AT&T — DSL equipment	10.3%	14.2%
— Telecom equipment	1.9	4.7
Target.com	13.9	7.6
Smith & Hawken	7.1	11.1

Cash and Cash Equivalents.  The Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments.  The carrying value of the Company’s revolving credit facility and Second Lien Credit Agreement approximate fair value given that interest rates under the facility are based on prevailing market rates. The book value of the Company’s accounts receivable and accounts payable approximate fair value.

Inventories.  Inventories, consisting primarily of telephones and Caller ID equipment are stated at the lower of cost or market, with cost determined by the first-in, first-out method. Substantially all inventory at December 31, 2007 and 2006 is for the account of one client who has indemnified the Company from substantially all risk associated with such inventory.

Property and Equipment.  Property and equipment are stated at cost. Depreciation is determined using straight-line methods over the following estimated useful lives:

Rental equipment	3 years
Computers and software	3-5 years
Machinery and equipment	5-7 years
Furniture and fixtures	7-10 years

Leasehold improvements are amortized using the straight-line method over the shorter of the service lives of the improvements or the remaining term of the lease. Depreciation expense for the years ended December 31, 2007 and 2006 were $4.8 million and $3.9 million, respectively. Maintenance and repairs are expensed as incurred.

INNOTRAC CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Goodwill and Other Acquired Intangibles.  Goodwill represents the cost of acquired enterprises in excess of the fair market value of the net tangible and identifiable intangible assets acquired. The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002, which changed the accounting for goodwill and other indefinite life intangibles from an amortization method to an impairment only approach. The Company tests goodwill annually for impairment at January 1 or sooner if circumstances indicate.

Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Upon completion of its analysis for impairment as of January 1, 2008 in accordance with SFAS No. 142, no impairment was determined to exist at that time. Innotrac’s goodwill carrying amount as of December 31, 2007 was $25.2 million. This asset relates to the goodwill associated with the Company’s acquisition of Universal Distribution Services (“UDS”) in December 2000 and the acquisition of iFulfillment, Inc. in July 2001.

The Company has intangible assets that were subject to amortization under the provisions of SFAS No. 142. The intangible assets consist of acquired customer contracts, which are included in other assets in the Company’s Balance Sheets and which are amortized over a period of 1 to 5 years using the straight-line method. The Company did not have any intangible assets, other than goodwill, at December 31, 2007. At December 31, 2006, the Company had intangible assets, consisting primarily of customer contracts, of $485,000 net of accumulated amortization of approximately $17,000. Amortization expense of these intangible assets amounted to approximately $78,000 and $17,000 during the years ended December 31, 2007 and 2006, respectively. As a result of the ClientLogic acquisition in the fourth quarter of 2006, the Company recorded amortization expense relating to the customer contracts acquired during 2006 and 2007. During the twelve months ended December 31, 2007, the value of the customer contracts was reduced to $0 due to the reduction in the estimated payments due to ClientLogic from $1.4 million to $0.8 million, largely due to the loss of one customer which was under negotiations for renewal at the time of the acquisition.

Impairment of Long-Lived Assets.  The Company reviews long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment would be measured based on a projected cash flow model. If the projected undiscounted cash flows for the asset are not in excess of the carrying value of the related asset, the impairment would be determined based upon the excess of the carrying value of the asset over the projected discounted cash flows for the asset.

Accounting for Income Taxes.  Innotrac utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recorded against deferred tax assets if the Company considers it is more likely than not that deferred tax assets will not be realized. A valuation allowance has been recorded against deferred tax assets at December 31, 2007 and 2006 (see Note 6).

Revenue Recognition.  Innotrac derives its revenue primarily from two sources: (1) fulfillment operations and (2) the delivery of business services. Innotrac’s fulfillment services operations record revenue at the conclusion of the material selection, packaging and upon completion of the shipping process. The shipping is considered complete after transfer to an independent freight carrier and receipt of a bill of lading or shipping manifest from that carrier. Innotrac’s call center services business recognizes revenue according to written pricing agreements based on number of calls, minutes or hourly rate basis. All other revenues are recognized as services are rendered. As required by the consensus reached in Emerging Issue Task Force (“EITF”) Issue No. 99-19, revenues have been recorded net of the cost of the equipment for all fee-for-service clients. As required by the consensus reached in EITF No. 01-14, “Income Statement Characterization of Reimbursements Received for Out-of Pocket Expenses Incurred,” the Company records reimbursements received from customers for out-of pocket expenses, primarily freight and postage fees, as revenue and the associated expense as cost of revenue.

INNOTRAC CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Cost of Revenues.  The primary components of cost of revenues include labor costs for the fulfillment and call centers, telephone minute fees, and freight and packaging material costs. Costs related to facilities, equipment, account services and information technology are included in selling, general and administrative expense along with other operating costs. As a result of the Company’s policy to include facility, account services and information technology costs in selling, general and administrative expense, our gross margins may not be comparable to other fulfillment companies.

Stock-Based Compensation Plans.  In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123(R), “Share-Based Payment,” which revised SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). The Company adopted SFAS No. 123(R) effective January 1, 2006 using the Modified Prospective Application Method. Under this method, SFAS 123(R) applies to new awards and to awards modified, repurchased or cancelled after the effective date. Additionally, compensation expense for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date are recognized as the requisite service is performed on or after the required effective date. The adoption of SFAS No. 123(R) resulted in recording $102,000 and $105,000 in compensation expense for the years ended December 31, 2007 and 2006, respectively. As of December 31, 2007, approximately $127,000 of unrecognized compensation expense related to non-vested stock options is expected to be recognized over the following 37 months.

During the years ended December 31, 2007 and 2006, options representing 125,000 and 0 shares were granted, respectively. During both the years ended December 31, 2007 and 2006, options representing 0 shares were exercised. In addition, on April, 16, 2007, 265,956 restricted shares were issued under the terms provided in the Executive Retention Plan, which plan was ratified on June 5, 2005 at the Company’s 2005 annual meeting. In accordance with SFAS No. 123(R) the market value of the 265,956 was determined at the date of grant to be $750,000 and is being amortized using the straight-lined method over the 10 year maximum vesting period defined in the Executive Retention Plan. During the year ended December 31, 2007, the Company recorded $53,000 in compensation expense related to the issuance of the restricted stock.

Earnings Per Share.  Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. In the computation of diluted earnings per share, the weighted average number of common shares outstanding is adjusted for the effect of all dilutive potential common stock equivalent shares.

Recent Accounting Pronouncements.  In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company determine whether it is more likely than not that a tax position will be sustained upon audit, based on the technical merits of the position. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The provisions of FIN 48 were adopted effective with the beginning of the Company’s 2007 fiscal year. In accordance with FIN 48, paragraph 19, the Company’s policy for recording interest and penalties associated with tax positions is to record such items as a component of income before taxes. There was no material impact of adopting the provisions of FIN 48 on the financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 was issued in order to eliminate the diversity of practice in how public companies quantify misstatements of

INNOTRAC CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

financial statements, including misstatements that were not material to prior years’ financial statements. The Company adopted the provisions of SAB 108 effective December 31, 2006, as required. The adoption of such provisions did not impact the financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings (deficit) in the year of adoption. The Company does not expect the impact, if any, of adopting SFAS No. 157 on its financial statements to be material.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). This standard permits an entity to choose to measure certain financial assets and liabilities at fair value. SFAS No. 159 also revises provisions of SFAS No. 115 that apply to available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007. The Company does not expect the impact of adopting SFAS No. 159 on its financial statements to be material.

In December 2007, the FASB issued SFAS No 141R which revised SFAS 141 “Business Combinations.” This revised standard will be effective for fiscal years beginning after December 15, 2008 and changes the requirements for measuring the value of acquired assets, the date of the measurement of the acquired assets, the use of fair value accounting and rules for capitalization of costs of acquisition. Since SFAS 141R will apply to acquisitions occurring in the future, the Company does not expect there to be any impact on the historic reported financial statements of the Company when it is adopted.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements” which amended Accounting Research Bulletin No. 51. This standard will be effective for fiscal years beginning after December 15, 2008 and applies to reporting requirements for minority interest ownership. The Company does not expect the effect, if any, of adopting SFAS No. 160 on its financial statements will be material.

3.	ACCOUNTS RECEIVABLE

Accounts receivable were composed of the following at December 31, 2007 and 2006 (in 000’s):

	2007	2006

Billed receivables	$27,148	$22,108
Unbilled receivables	1,230	1,088

	28,378	23,196
Less: Allowance for doubtful accounts	(288)	(257)

	$28,090	$22,939

4.	FINANCING OBLIGATIONS

The Company has a revolving credit facility with a bank, which has a maximum borrowing limit of $15.0 million. At December 31, 2007 the Company also had a $5.0 million second lien loan outstanding to a credit management company. The revolving credit facility is used to fund the Company’s capital expenditures, operational working capital and seasonal working capital needs. The $5.0 million second lien loan outstanding was entered into when we determined that the completion of capital expenditure projects in late 2007 designed to support forecasted volumes and working capital requirements to support our seasonal volume increase during the fourth quarter of 2007 required additional short term funding. Also adding to the short term funding need was the

INNOTRAC CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

completion of final build out of the Hebron, Kentucky facility servicing the Target.com operations and the working capital needs supporting our September 30, 2007 nine months year-to-date growth in revenue of $31.9 million or 60.2% to $84.9 million in revenue at September 30, 2007 from $53.0 million the nine months ended September 30, 2006. The combined amount outstanding at December 31, 2007 under these two financing obligations was $11.2 million. The specific terms of the $5.0 million second lien loan are more fully described below. We anticipate repaying the loan before September 28, 2008, the one year anniversary of its inception.

The revolving bank credit agreement matures in March 2009 and has a maximum borrowing limit of $15.0 million. Although the maximum borrowing limit is $15.0 million, the credit facility limits borrowings to a specified percentage of eligible accounts receivable and inventory, which totaled $20.1 million at December 31, 2007. As provided for in the second waiver agreement dated April 16, 2007, our Chairman and Chief Executive Officer, Scott Dorfman, has granted to the bank a security interest in $2.0 million of his personal securities, which after application of a 75% factor, results in $1.5 million of additional collateral to support the borrowing limit of $15 million under the credit facility. Additionally, the terms of the credit facility provide that the amount borrowed and outstanding at any time combined with certain reserves for rental payments, letters of credit outstanding and general reserves be subtracted from the facility limit or the value of the total collateral to arrive at an amount of unused availability to borrow under the line of credit. The total collateral under the credit facility at December 31, 2007 amounted to $21.6 million. The amount borrowed and outstanding and the total value of reserves and letters of credit outstanding at December 31, 2007 amounted to $7.3 million. As a result, the Company had $7.7 million of borrowing availability under the revolving credit line at December 31, 2007.

The Company has granted a security interest in all of its assets to the lender as collateral under this revolving credit agreement. The revolving credit agreement contains a restrictive fixed charge coverage ratio. The provisions of the revolving credit agreement require that the Company maintain a lockbox arrangement with the lender, and allows the lender to declare any outstanding borrowing amounts to be immediately due and payable as a result of noncompliance with any of the covenants. Accordingly, in the event of noncompliance, these amounts could be accelerated. The fixed charge coverage ratio requires the Company to maintain a minimum twelve month trailing fixed charge coverage ratio of 0.9 to 1.0 from December 2007 through March 2008, 1.0 to 1.0 for the months of April and May 2008, 1.05 to 1.0 from June through September 2008 and 1.10 to 1.0 from October 2008 the maturity of the facility in March 2009. The Company reported a fixed charge ratio of 1.0 to 1.0 for the month of December 2007.

On September 28, 2007, the Company and the bank entered into the fifth amendment to its revolving bank credit facility entitled “Fifth Amendment Agreement” (the “Fifth Amendment”) whereby the bank agreed to the Company’s entering into a debt obligation described below as the “Second Lien Credit Agreement” which is subordinated to the bank’s position as senior lender to the Company. Additionally, the Fifth Amendment amends certain provisions of the revolving credit agreement including i) a decrease in the maximum revolver amount that the Company may borrow under the First Lien Credit Agreement from $25 million to $15 million, ii) amending the fixed charge coverage ratio covenant to the same levels specified in the Second Lien Credit Agreement, described above, and iii) adding a limitation on the Company’s capital expenditures at the same levels specified in the Second Lien Credit Agreement. The reduction of the maximum available revolver amount to $15 million was consistent with the level of outstanding amounts owed under the revolving credit facility during the previous nine months and will result in lower unused revolving credit facility fees than the Company has experienced while the maximum availability was $25 million.

Simultaneous with execution of the Fifth Amendment agreement, the Company entered into the Second Lien Term Loan and Security Agreement (the “Second Lien Credit Agreement”) with Chatham Credit Management III, LLC, as agent for Chatham Investment Fund III, LLC, Chatham Investment Fund QP III, LLC, and certain other lenders party thereto from time to time, and Chatham Credit Management III, LLC, as administrative agent (Chatham Credit Management III, LLC, Chatham Investment Fund III, LLC, Chatham Investment Fund QP III, LLC, and Chatham Credit Management III, LLC are collectively referred to as “Chatham”).

INNOTRAC CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Pursuant to the Second Lien Credit Agreement, the Company borrowed $5 million (the “Second Lien Loan Amount”) under the second lien secured credit facilities (the “Second Lien Credit Facility”) on September 28, 2007. The Second Lien Credit Agreement provided that the Company paid a facility fee at closing, a success fee payable on the first anniversary of the closing. The Second Lien Credit Facility has a one year term with the option to renew for five months resulting in an ultimate maturity date of March 1, 2009, the same date on which the revolving bank credit agreement, described above, matures. If the option to renew for five months is exercised, the Company will be obligated to pay five-twelfths or 41.7% of the initial closing and success fees incurred when the Second Lien Credit Facility was entered into on September 28, 2007.

There are no scheduled principal payments before maturity under the Second Lien Credit Facility. Borrowings under the Second Lien Credit Facility bear interest at an annual rate equal to the greater of (a) LIBOR or (b) 5.75% plus 9.25% for a rate of 15%. Interest on borrowings under the Second Lien Credit Facility accruing during the period ending on and including December 31, 2007 amounted to $201,000 and was paid on January 2, 2008. Additionally, the Second Lien Credit Facility required the Company to sign an additional note on January 2, 2008 in the amount of $379,000 which represents interest due of $379,000 on borrowings outstanding under the Second Lien Credit Facility between January 1, 2008 and June 30, 2008. Under the terms of the additional note, if the Company repays any or all of the $5.0 million outstanding under the Second Lien Credit Facility, the amount owed under the additional note would not change. The additional note will be repaid in accordance with the terms of the Second Lien Credit Agreement. In the event of default, all obligations will bear interest at the otherwise applicable rate plus 2.00% per annum until the event of default is cured.

The Company’s obligations under the Second Lien Credit Facility are secured by a second priority security interest in, and a second priority lien on, substantially all of the assets and property of the Company. The Company’s obligations under the Second Lien Credit Facility are partially guaranteed by Scott Dorfman, the Company’s Chairman, President, and Chief Executive Officer, pursuant to a Limited Guaranty Agreement between Mr. Dorfman and Chatham Credit Management III, LLC. Mr. Dorfman has also pledged as partial collateral for the loans under the Second Lien Credit Facility, pursuant to a Guarantor Pledge Agreement between Mr. Dorfman and Chatham Credit Management III, LLC, the membership interests he owns in Chatham Investment Fund II, LLC and Chatham Investment Fund III, LLC (collectively, the “Chatham Funds”). Mr. Dorfman’s guarantee is limited to the value of this Chatham Funds collateral. Chatham Investment Fund III, LLC is one of the lenders under the Second Lien Credit Agreement, and both of the Chatham Funds are affiliated with the other Chatham entities acting as agents and lenders under the Second Lien Credit Agreement. Mr. Dorfman previously served on the advisory board of Chatham Investment Fund II, LLC.

The Second Lien Credit Agreement contains a fixed charge coverage ratio covenant such that the Company is required to maintain a minimum fixed charge coverage ratio of between 0.90 and 1.10 to 1.00, depending on the particular fiscal month as described above. The Second Lien Credit Agreement also limits the amount of capital expenditures the Company may make in any fiscal year beginning in the fiscal year 2008 to $4,500,000. The Second Lien Credit Agreement contains representations and warranties, affirmative and negative covenants and events of default (and, as appropriate, grace periods).

Simultaneous with the execution of the Fifth Amendment and the Second Lien Credit Agreement, the bank and Chatham entered into an intercreditor agreement defining the relative priority of security interests and other subordination terms.

Interest on borrowings under the revolving credit agreement is payable monthly at rates equal to the prime rate, or at the Company’s option, LIBOR plus up to 200 basis points; however so long as the fixed charge ratio is less than 1.00 to 1.00, the interest rate will be equal to the prime rate plus 1% or at the Company’s option, LIBOR plus 285 basis points. Interest on borrowings under the Second Lien Credit Agreement is accrued on a monthly basis equal to the greater of (a) LIBOR or (b) 5.75% plus 9.25% for a rate of 15% of the principal balance plus accrued interest payable outstanding on the $5.0 million loan. For the year ended December 31, 2007, we paid interest expense of $543,000 on the revolving credit agreement at a weighted average interest rate of 7.99% and $201,000 of

INNOTRAC CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

interest expense on the Second Line Credit Agreement loan for the period November 28, 2007, its inception, to December 31, 2007. Our weighted average interest rate in 2007, including amounts borrowed under both the revolving credit agreement and the Second Lien Credit Agreement, was 9.2%. During the year ended December 31, 2006, the Company incurred interest expense related to the line of credit of approximately $368,000 resulting in a weighted average interest rate of 7.10%. At December 31, 2007, the rate of interest being charged on the revolving credit agreement and the Second Lien Credit Agreement was 8.075% and 15.0%, respectively. The Company also incurred unused revolving credit facility fees of approximately $39,000 and $50,000 for the years ended December 31, 2007 and 2006, respectively.

Based on current projections, the Company believes that it will be able to comply with the terms and conditions of the revolving credit agreement, as amended, and the Second Lien Credit Agreement.

5.	COMMITMENTS AND CONTINGENCIES

Operating Leases.  Innotrac leases office and warehouse space and equipment under various operating leases. The primary office and warehouse operating leases provide for escalating payments over the lease term. Innotrac recognizes rent expense on a straight-line basis over the lease term.

Aggregate future minimum lease payments under noncancellable operating leases with original periods in excess of one year as of December 31, 2007 are as follows (in 000’s):

Operating
Leases

2008	$11,660
2009	10,151
2010	7,442
2011	2,414
2012	240
Thereafter	—

Total minimum lease payments	$31,907

Rent expense under all operating leases totaled approximately $12.8 million and $10.6 million during the years ended December 31, 2007 and 2006, respectively.

Legal Proceedings.  The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. There are no material pending legal proceedings to which the Company is a party.

Employment Commitment.  In June 1999, in conjunction with the opening of a new call center facility, the Company entered into an Employment Commitment Agreement with the City of Pueblo, Colorado, whereby the Company received cash incentives of $968,000. These funds were accounted for as a reduction in the basis of the assets acquired. In return for this consideration, the Company is obligated to employ a minimum number of full-time employees at its Pueblo facility, measured on a quarterly basis. This obligation, which became effective June 2002, will continue through June 2009. In the event that the number of full-time employees fails to meet the minimum requirement, the Company will incur a quarterly penalty of $96.30 for each employee less than the minimum required amount. During 2007 and 2006, the Company did not meet the minimum employee requirements of 359 full-time employees, as measured on a quarterly basis, incurring a penalty of approximately $10,000 and $25,000, respectively.

INNOTRAC CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

6.	INCOME TAXES

Details of the income tax benefit (provision) for the years ended December 31, 2007 and 2006 are as follows (in 000’s):

	2007	2006

Current	$—	$—
Deferred	—	—

	$—	$—

Deferred income taxes reflect the net effect of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities as of December 31, 2007 and 2006 are as follows (in 000’s):

	2007	2006

Deferred tax assets:
Net operating loss carryforwards	$18,633	$17,802
Allowance for doubtful accounts	108	96
Reserves	52	433
Other	135	4

Total deferred tax assets	18,928	18,335
Deferred Tax liabilities:
Goodwill	(3,646)	(2,942)
Depreciation	(1,448)	(1,361)
Valuation allowance	(13,834)	(14,032)

Net deferred taxes	$—	$—

Innotrac utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recorded against deferred tax assets if the Company considers it is more likely than not that deferred tax assets will not be realized. Innotrac’s gross deferred tax asset as of December 31, 2007 is approximately $18.9 million. This deferred tax asset was generated primarily by net operating loss carryforwards created primarily by the special charge of $34.3 million recorded in 2000 and the net losses generated in 2002, 2003, 2005 and 2006. Innotrac has tax net operating loss carryforwards of $49.1 million at December 31, 2007 that expire between 2022 and 2027.

Innotrac’s ability to generate the expected amounts of taxable income from future operations is dependent upon general economic conditions, collection of existing outstanding accounts receivable, competitive pressures on sales and margins and other factors beyond management’s control. These factors, combined with losses in recent years, create uncertainty about the ultimate realization of the gross deferred tax asset in future years. Therefore, a valuation allowance of approximately $13.8 million and $14.0 million has been recorded as of December 31, 2007 and 2006, respectively. Income taxes associated with future earnings will be offset by a reduction in the valuation allowance. For the year ended December 31, 2007, the deferred income tax expense of $197,000 was offset by a corresponding decrease of the deferred tax asset valuation allowance. When and if, the Company can return to consistent profitability and management determines that it will be able to utilize the deferred tax assets prior to their expiration, the valuation allowance can be reduced or eliminated.

INNOTRAC CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

The difference between the provision for income taxes (benefit) and the amount computed by applying the U.S. federal income tax rate for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006

Statutory federal income tax (benefit)	$248	$(1,831)
State income taxes, net of federal effect	19	(140)
Permanent book-tax differences	60	55
Valuation allowance for deferred tax assets	(327)	1,916

Income tax provision (benefit)	$—	$—

7.	EARNINGS PER SHARE

The following table shows the shares used in computing diluted earnings per share (“EPS”) in accordance with Statement of Financial Accounting Standards No. 128 (in 000’s):

	2007	2006

Diluted earnings per share:
Weighted average shares outstanding	12,301	12,281
Restricted Stock	189	—

Employee and director stock options	—	—

Weighted average shares assuming dilution	12,490	12,281

Options and warrants outstanding to purchase shares of the Company’s common stock aggregating 1.5 million and 1.6 million were not included in the computation of diluted EPS for the years ended December 31, 2007 and 2006, respectively, because their effect was anti-dilutive. This includes a warrant with registration rights issued to Thane International in December 2000 to purchase 150,000 shares of Innotrac common stock at the exercise price of $6.50, which is fully vested and expires December 8, 2010. The 265,956 restricted shares which were issued on April 16, 2007, but not vested, under the terms provided in the Executive Retention Plan which plan was ratified on June 5, 2005 at the Company’s 2005 annual meeting, are presented at the weighted average days outstanding in 2007 of 189,000.

On December 31, 2005, in anticipation of the adoption of SFAS No. 123(R) on January 1, 2006, the Board of Directors amended the terms of certain outstanding options to purchase the Company’s common stock that the Company previously had granted. The amendments included accelerating the vesting date of 172,250 outstanding options to a vesting date of December 31, 2005 and re-pricing 834,450 out-of-the-money outstanding options to an exercise price of $4.56, the market value of the company’s common stock on December 31, 2005, to better incentivize the holders of those options. Since the amended exercise price for the options was equal to the market value of the underlying common stock on the date of amendment, no compensation cost was recognized as a result of these amendments.

8.	ACQUISITIONS

On October 31, 2006, the Company acquired the fulfillment and reverse logistics business of ClientLogic, located in Columbus, Ohio, for $3.2 million which includes estimated payments equal to ten percent of net revenues of the acquired business for a twelve month period beginning on April 1, 2007, totaling $1.4 million. The $1.8 million fixed payment was payable in two installments, $1.0 million was paid at closing and the remaining $800,000 was paid on April 19, 2007. The acquisition was funded from the Company’s revolving credit facility, reducing the availability under the credit facility. The acquisition added several large clients consistent with our existing business lines and complementary to our core competencies. The majority of the clients acquired have long

INNOTRAC CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

standing relationships with the operation in the Columbus facility and we anticipate that the relationships will continue.

In calculating the total consideration given for the acquisition, the Company included an estimate of the required additional payments equal to ten percent of net revenues of the acquired business for a twelve month period beginning on April 1, 2007, as these payments were considered assured beyond a reasonable doubt at the time of the acquisition. The transaction was accounted for under the purchase method of accounting and, accordingly, the operating results of the business of ClientLogic have been included since the date of the acquisition in the Company’s results of operations. The Company has accounted for this transaction in accordance with the provisions of SFAS No. 141, “Business Combinations.” The fair value of the tangible assets acquired was $2.7 million and the Company allocated $502,000 of the purchase price to the intangible asset of customer contracts at acquisition. The tangible assets are being depreciated over their expected useful life and the customer contracts were amortized based on an estimated life of five years on a straight line basis. During the year ended December 31, 2007, the actual revenue generated by the acquired accounts was less than originally projected. The difference between actual amounts and estimated amounts has been accounted for as a change in purchase price and allocated first to the value of intangible assets recorded and then to the fair value of tangible assets acquired for the initial period of twelve months following the acquisition. Since the estimated payments were recorded as a liability at closing, reductions in the asset values assigned at acquisition date have been offset by a reduction in the recorded liability. The following table summarizes the assets purchased as well as the original and adjusted allocation of the purchase price to intangibles (in 000’s).

	As of
	December 31, 2007	Closing

Property & Equipment	$2,563	$2,726
Customer Contracts	—	502

Purchase Price	$2,563	$3,228

The last contractual payments related to net revenues will be for the three months ended March 31, 2008. If there is any difference between the estimated value of payments and actual payments, under SFAS No. 141 that difference will be accounted for as a charge or increase to earnings.

Had the Company consummated the acquisition as of January 1, 2006 and since that date operated the fulfillment and reverse logistics business of ClientLogic, the Company’s operating results for 2006 would have been the following pro forma amounts (in 000’s):

2006

Revenues, net	$103,835
Cost of revenues	62,204
Selling, general and administrative	41,405
Depreciation and amortization	4,629

Operating loss	(4,403)
Interest expense	488

Net loss	$(4,891)

Loss per share	$(0.40)

The pro forma information presented above is unaudited. The information on which we have based this pro forma information was provided by the seller but not independently verified by Innotrac. The purchased business was not accounted for on a stand-alone basis by ClientLogic, as ClientLogic operated the purchased business as a group of departments within its overall operations. The information provided by the seller was a carve-out of its financial information and has not been audited.

INNOTRAC CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

9.	SHAREHOLDERS’ EQUITY

The Shareholder Rights Plan approved by the Company’s Board of Directors in December of 1997 expired on January 1, 2008 and the Company has no intention to implement any comparable shareholder rights plan at this time.

10.	EMPLOYEE RETIREMENT PLANS

Innotrac employees may participate in a 401(k) defined contribution plan. The plan covers all employees who have at least six months of service and are 18 years of age or older. Participants may elect to defer up to 15% of compensation up to a maximum amount determined annually pursuant to IRS regulations. Innotrac’s current policy is to provide matching employer contributions equal to 5% of contributions for less than four years of service and 10% of contributions for over four years of service. Total matching contributions made to the plan and charged to expense by Innotrac for the years ended December 31, 2007 and 2006 were approximately $41,000 and $41,000, respectively.

The Company has an executive deferred compensation plan for certain employees, as designated by the Company’s Board of Directors. Participants may elect to defer up to 30% of compensation. Innotrac’s policy is to provide matching employer contributions ranging from 20% to 100% of employee contributions based on years of service. However, this match was suspended during 2007 and 2006. The Company invests these contributions in employee-directed marketable equity securities which are recorded as trading securities at fair-market value on the accompanying balance sheet (in other assets) and aggregated $849,387 and $1,019,188 at December 31, 2007 and 2006, respectively. The monies held by the plan are subject to general creditors of the Company in the event of a Company bankruptcy filing.

11.	STOCK BASED COMPENSATION

The Company has adopted two stock option plans: the 1997 and 2000 Stock Option and Incentive Award Plans (“The Plans”). The Plans provide key employees, officers, directors, contractors and consultants an opportunity to own shares of common stock of the Company and to provide incentives for such persons to promote the financial success of the Company. Awards under The Plans may be structured in a variety of ways, including as “incentive stock options,” as defined in Section 422 of the Internal Revenue Code, as amended, non-qualified stock options, restricted stock awards, and stock appreciation rights (“SARs”). Incentive stock options may be granted only to full-time employees (including officers) of the Company. Non-qualified options, restricted stock awards, SARs, and other permitted forms of awards may be granted to any person employed by or performing services for the Company, including directors, contractors and consultants. The 1997 Stock Option Plan and 2000 Stock Option Plan, as amended, provide for the issuance of options to purchase up to an aggregate of 800,000 shares and 2,800,000 shares of common stock, respectively. In November 2007, the 1997 Stock Option Plan expired. At December 31, 2007, there were 610,094 shares available to be issued under The Plans.

On December 31, 2005, in anticipation of the adoption of SFAS No. 123(R) on January 1, 2006, the Board of Directors amended the terms of certain outstanding options to purchase the Company’s common stock that the Company previously had granted. The amendments included accelerating the vesting date of 172,250 outstanding options to a vesting date of December 31, 2005 and re-pricing 834,450 out-of-the-money outstanding options to an exercise price of $4.56, the market value of the company’s common stock on December 31, 2005, to better incentivize the holders of those options. Since the amended exercise price for the options was equal to the market value of the underlying common stock on the date of amendment, no compensation cost was recognized as a result of these amendments.

Incentive stock options are also subject to certain limitations prescribed by the Code, including the requirement that such options may not be granted to employees who own more than 10% of the combined voting power of all classes of voting stock of the Company, unless the option price is at least 110% of the fair market value of the

INNOTRAC CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

common stock subject to the option. The Board of Directors of the Company (or a committee designated by the Board) otherwise generally has discretion to set the terms and conditions of options and other awards, including the term, exercise price and vesting conditions, if any; to select the persons who receive such grants and awards; and to interpret and administer The Plans.

A summary of the options outstanding and exercisable by price range as of December 31, 2007 is as follows (shares in 000’s):

				Options Exercisable
	Options Outstanding		Weighted		Weighted
	As of	Weighted Average	Average	As of	Average
	December 31,	Remaining	Exercise	December 31,	Exercise
Range of Exercise Prices	2007	Contractual Life	Price	2007	Price

$ 1.77 - $ 3.54	316	5.6	$3.18	221	$3.37
$ 3.54 - $ 5.31	793	5.7	4.52	772	4.52
$ 5.31 - $ 7.07	—	—	—	—	—
$ 7.07 - $ 8.84	—	—	—	—	—
$ 8.84 - $10.61	—	—	—	—	—
$10.61 - $12.38	20	0.3	12.00	20	12.00
$12.38 - $14.15	—	—	—	—	—
$14.15 - $15.92	—	—	—	—	—
$15.92 - $17.68	14	1.3	17.25	14	17.25

	1,143	5.5	$4.43	1,027	$4.59

A summary of activity in the Company’s two stock option plans is as follows (shares in 000’s):

		Weighted
	Shares	Average Price

Outstanding at December 31, 2005	1,530	5.27
Granted	—	—
Exercised	—	—
Forfeited	(112)	7.40

Outstanding at December 31, 2006	1,418	5.10
Granted	125	2.76
Exercised	—	—
Forfeited	(400)	6.27

Outstanding at December 31, 2007	1,143	$4.43

Options exercisable at December 31, 2007 and 2006 were 1,027,000 and 1,367,000 respectively, with a weighted average price of $4.59 and $5.12, respectively. On April 16, 2007, May 14, 2007 and June 8, 2007, the Compensation Committee approved a bonus in the form of stock options for 90,000, 15,000 and 20,000, respectively, for a total of 125,000 shares, at the closing price of our stock on the respective grant dates to seven managers and our 4 outside Directors. The Company uses the Black-Sholes pricing model to value stock options at issuance date. The volatility, risk free interest rate used for these options was 74.0% and 4.1%, respectively. These 125,000 options vest

INNOTRAC CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

50% on the second, 25% on the third and 25% on the fourth anniversary and expire on the tenth anniversary of their issue dates. The table below presents the market price and the fair value per option issued for the 125,000 options.

	Options	Closing	Fair Value
Issuance Date	Issued	Stock Price	per Option

April 16, 2007	90,000	$2.82	$1.14
May 14, 2007	15,000	$2.41	$0.98
June 8, 2007	20,000	$2.74	$1.11

On April 16, 2007, 265,956 restricted shares were issued under the terms provided in the Executive Retention Plan which plan was ratified on June 5, 2005 at the Company’s 2005 annual meeting. Additionally, on April, 16, 2007, the Compensation Committee approved a bonus in the form of a grant of $165,000 or 58,509 shares at the April 16, 2007 closing price for our stock to 4 executives of the Company. The shares vested immediately upon issuance. To remit income taxes on the bonus, 19,316 of the 58,509 shares were not issued and the cash value of those shares at date of grant, or $54,471 was withheld for income taxes. The remaining value of the bonus, or 39,193 shares and $110,524 is presented as a non cash expense in cash flows from operations in the Statement of Cash Flows for year ended December 31, 2007.

12.	RELATED PARTY TRANSACTIONS

The Company leases a single engine aircraft from a company wholly-owned by our Chairman and Chief Executive Officer, pursuant to an agreement that provides for Innotrac to pay for approximately 86% of all expenses associated with this aircraft. This allocation is determined annually based on actual business usage. The Company paid approximately $197,000 during 2007. For the year ended December 31, 2006, the Company paid $200,000.

The Company paid approximately $30,000 and $24,000 during 2007 and 2006, respectively, in fees to an accounting firm for tax and consulting services. One of the directors of the Company is the Managing Partner and part owner of that firm.

The Company paid approximately $215,000 and $240,000 during 2007 and 2006, respectively, in fees to a print broker for services related to the printing of marketing, client, inter-company and other materials. The broker is owned by the brother of the Company’s Chairman and Chief Executive Officer.

In 2003, the Company and the IPOF Group (consisting of IPOF Fund, LP and its general partner, David Dadante), which as of December 31, 2007 beneficially owned approximately 4.3 million shares of Common Stock, entered into an amended Agreement to permit the IPOF Group to acquire up to 40% of the Common Stock on the terms set forth in that Agreement without becoming an “Acquiring Person” under the Company’s Rights Agreement with SunTrust Bank. The Agreement with the IPOF Group contains various restrictions on the IPOF’s Group right to vote and take certain other shareholder actions. Among these restrictions, the IPOF Group agreed to vote all shares in excess of 15% proportionately with vote(s) cast by the other shareholders of the Company and not seek to place a representative on the Company’s Board or seek to remove any member of the Board. The IPOF Group further acknowledged that it is an “affiliate,” as defined under applicable federal securities law.

During 2004, the Company became aware of possible IPOF Group violations of the short-swing profit rules under Section 16(b) of the Securities and Exchange Act of 1934. Upon conclusion of the investigation of this matter, the Company and IPOF Group, on March 3, 2004, entered into a Settlement Agreement regarding the potential Section 16(b) liability issues that provided for the Company’s recovery in 2006 of $301,957. In December 2005, the United States District Court in Cleveland, Ohio appointed a receiver to identify and administer the assets of the IPOF Fund, L.P. and its general partner, David Dadante. The Company informed the IPOF receiver of such agreement, but the likelihood of recovering such amount from the receiver is doubtful. The Company has not recorded any estimated receivable from this settlement.

The United States District Court in Cleveland, Ohio has appointed a receiver to identify and administer the assets of the IPOF Fund, L.P. and its general partner, Mr. David Dadante. Based on information from the receiver, the

INNOTRAC CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Company understands that the Fund and Mr. Dadante own 4,321,771 shares of common stock of the Company, representing approximately 34.3% of the total shares outstanding, all of which are held as collateral in margin accounts maintained at several financial institutions. The Company has been engaged in discussions with the receiver in an effort to cause the shares to be sold in a manner that causes as little disruption to the market for Company stock as possible. The Federal Court has prohibited the financial institutions holding Company stock owned by the IPOF Fund and Mr. Dadante in margin accounts from selling any of these shares. The court has permitted open market sales by the receiver as he may in his sole discretion determine to be consistent with his duty to maximize the value of the assets of IPOF Fund, and as warranted by market conditions. The receiver has indicated to the Company that he does not intend to direct any open market sales during this period except in circumstances in which he believes that there would be no material adverse impact on the market price for the Company’s shares.

Pursuant to the Second Waiver Agreement, Scott Dorfman, the Company’s Chairman, President and CEO, has granted the bank a security interest in certain personal assets which will be treated as additional collateral under the credit agreement until the earlier of (x) April 30, 2008 (y) the date all deferred payments in connection with the ClientLogic acquisition are paid in full, so long as no default exists and the fixed charge coverage ratio for the most recent period is equal to or greater than 1.05 to 1.00.

The Company’s obligations under the Second Lien Credit Facility are partially guaranteed by Scott Dorfman, the Company’s Chairman, President, and Chief Executive Officer, pursuant to a Limited Guaranty Agreement between Mr. Dorfman and Chatham Credit Management III, LLC. Mr. Dorfman has also pledged as partial collateral for the loans under the Second Lien Credit Facility, pursuant to a Guarantor Pledge Agreement between Mr. Dorfman and Chatham Credit Management III, LLC, the membership interests he owns in Chatham Investment Fund II, LLC and Chatham Investment Fund III, LLC (collectively, the “Chatham Funds”). Mr. Dorfman’s guarantee is limited to the value of this Chatham Funds collateral. Chatham Investment Fund III, LLC is one of the lenders under the Second Lien Credit Agreement, and both of the Chatham Funds are affiliated with the other Chatham entities acting as agents and lenders under the Second Lien Credit Agreement. Mr. Dorfman previously served on the advisory board of Chatham Investment Fund II, LLC.

13.	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First	Second	Third	Fourth(1)
	(000’s, except per share data)

2007 Quarters:
Revenues, net	27,775	28,054	29,087	36,900
Operating (loss) income	(626)	207	1,196	718
Net (loss) income	(793)	45	1,035	425
Net (loss) income per share-basic	(0.06)	0.00	0.08	0.03
Net (loss) income per share-diluted	$(0.06)	$0.00	$0.08	$0.03
2006 Quarters:
Revenues, net	$17,329	$16,577	$19,091	$29,346
Operating loss	(1,211)	(743)	(368)	(2,512)
Net loss	(1,278)	(834)	(488)	(2,662)
Net loss per share-basic	(0.11)	(0.07)	(0.04)	(0.22)
Net loss per share-diluted	$(0.11)	$(0.07)	$(0.04)	$(0.22)

(1)	Results for the fourth quarter of the years 2007 and 2006 are higher in revenue when compared to the first three quarters of those years due to the seasonality of certain of our retail customers. See “Information Concerning Innotrac — Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus for further explanation.

ANNEX A

Execution Copy

AGREEMENT AND PLAN OF MERGER
dated October 5, 2008
FOR THE ACQUISITION OF
INNOTRAC CORPORATION
BY
GSI COMMERCE, INC.

A-1

A-i

A-ii

EXHIBITS
Exhibit A	—	Definitions
Exhibit B	—	Voting, Cooperation and Indemnification Agreement with Dorfman
Exhibit C	—	Nondisclosure, Noncompetition and Nonsolicitation Agreement with Dorfman
Exhibit D	—	Employment Agreement with Dorfman
Exhibit E	—	Settlement Agreement with Receiver
COMPANY DISCLOSURE LETTER
Section 1.5	—	Change in Control Payments
Section 2.1	—	Organization
Section 2.2	—	Capital Stock and Ownership
Section 2.3	—	Financial and Corporate Records
Section 2.4	—	Compliance with Law
Section 2.5	—	SEC Filings
Section 2.6	—	Assets
Section 2.7	—	Obligations
Section 2.8	—	Operations
Section 2.9	—	Accounts Receivable
Section 2.10	—	Tangible Property
Section 2.11	—	Real Property
Section 2.13	—	Software and Other Intangibles
Section 2.14	—	Contracts
Section 2.15	—	Employees and Independent Contractors
Section 2.16	—	Employee Benefit Plans
Section 2.17	—	Customers and Suppliers
Section 2.18	—	Taxes
Section 2.19	—	Proceedings and Judgments
Section 2.20	—	Insurance
Section 2.22	—	Related Party and Affiliate Transactions
Section 2.26	—	Non-Contravention; Consents
Section 2.28	—	Financial Advisory and Other Fees
Section 4.2(e)	—	Professional Expenses

A-iii

AGREEMENT AND PLAN OF MERGER

Parties:	Innotrac Corporation
a Georgia corporation (the “Company”) 6655 Sugarloaf Parkway Duluth, Georgia 30097

GSI Commerce, Inc.
a Delaware corporation (“Parent”) 935 First Avenue King of Prussia, Pennsylvania 19406

Bulldog Acquisition Corp.
a Georgia corporation (“Acquisition Sub”) 935 First Avenue King of Prussia, Pennsylvania 19406

Date:	October 5, 2008

Background

A. The respective boards of directors of Parent, Acquisition Sub and the Company have each determined that it is advisable and in the best interests of their respective shareholders for Parent to acquire the Company upon the terms and provisions of and subject to the conditions set forth in this Agreement.

B. In furtherance of the acquisition of the Company by Parent, the respective boards of directors of Parent, Acquisition Sub and the Company have each approved a merger (the “Merger”) of Acquisition Sub with and into the Company, with the Company as the surviving corporation, upon the terms and provisions of and subject to the conditions set forth in this Agreement.

C. By resolutions duly adopted, the board of directors of the Company has, in light of and subject to the terms and conditions hereof: (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its shareholders; and (ii) resolved to recommend that the shareholders of the Company vote to approve this Agreement and the Merger.

E. In order to induce Parent and Acquisition Sub to enter into this Agreement and to consummate the transactions contemplated hereby: prior to or concurrently with the execution and delivery of this Agreement: (a) Scott D. Dorfman (“Dorfman”), the Chairman of the Board, President, Chief Executive Officer and a principal shareholder of the Company has entered into a Voting, Cooperation and Indemnification Agreement with Parent attached hereto as Exhibit B, (b) Dorfman has entered into a Nondisclosure, Noncompetition and Nonsolicitation Agreement with Parent attached hereto as Exhibit C (“Noncompetition Agreement”), (c) Dorfman has entered into an Employment Agreement with Company attached hereto as Exhibit D (the “Employment Agreement”) and (d) the Company and Mark E. Dotorre, as receiver of the Assets of IPOF L.P., IPOF Fund, IPOF Fund II, L.P., GSI and GSGI (collectively, the “IPOF Funds”), have entered into a Settlement Agreement attached hereto as Exhibit E (the “Settlement Agreement” and collectively with the other agreements referenced in the preceding clauses, the “Ancillary Agreements”).

F. Capitalized terms used and not defined herein shall have the meanings set forth in Exhibit A hereto.

Intending To Be Legally Bound,  in consideration of the mutual agreements contained herein and subject to the satisfaction of the terms and conditions set forth herein, the parties hereto agree as follows:

Section 1:  MERGER TRANSACTION

1.1 Merger of Acquisition Sub into the Company.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Georgia Business Corporation Code (the “GBCC”), at the Effective Time, Acquisition Sub shall be merged with and into the Company, the separate existence of Acquisition Sub shall cease and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effect of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the GBCC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property of the Company and Acquisition Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Acquisition Sub shall become debts, liabilities, obligations and duties of the Surviving Corporation.

1.3 Closing; Effective Time.  The consummation of the Merger (the “Closing”) shall take place at the Philadelphia, Pennsylvania offices of Blank Rome LLP, at 10:00 a.m., local time, on a date to be designated by Parent (the “Closing Date”), which shall be no later than the tenth (10th) business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 6 (other than delivery of items to be delivered at the Closing and other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing), unless another date, time or place is agreed to in writing by the parties hereto. Subject to the provisions of this Agreement, articles of merger satisfying the applicable requirements of the GBCC shall be duly executed by the Surviving Corporation and, concurrently with or as soon as practicable following the Closing, filed with the Secretary of State of the State of Georgia. The Merger shall become effective upon the date and time of the filing of such articles of merger with the Secretary of State of the State of Georgia, or at such later time as is specified in the articles of merger (the “Effective Time”). Not later than the date that the articles of merger are filed with the Secretary of State of the State of Georgia, the Parent shall cause the publication required by Section 14-2-1105.1 of the GBCC to be made.

1.4 Articles of Incorporation and Bylaws; Directors and Officers.  Unless otherwise determined by Parent prior to the Effective Time:

(a) the articles of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the articles of incorporation of Acquisition Sub as in effect immediately prior to the Effective Time until thereafter changed or amended in accordance with the provisions thereof and applicable law;

(b) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Acquisition Sub as in effect immediately prior to the Effective Time until thereafter changed or amended in accordance with the provisions thereof and applicable law;

(c) the directors of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors of Acquisition Sub immediately prior to the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be; and

(d) the officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are officers of the Acquisition Sub immediately prior to the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

1.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Acquisition Sub, the Company or any shareholder of the Company:

(i) any shares of Company Common Stock then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any shares of Company Common Stock, if any, then held by Parent, Acquisition Sub or any other wholly owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses “(i)” and “(ii)” above and subject to Section 1.7, each share of Company Common Stock then outstanding shall be converted into the right to receive the Per Share Merger Consideration, without interest; and

(iv) each of the shares of the common stock of Acquisition Sub then outstanding shall be converted into one (1) share of common stock of the Surviving Corporation.

(b) The total consideration payable by Parent and Acquisition Sub in the Merger (sometimes referred to as the “Merger Consideration”) under this Agreement shall consist of shares of Parent’s common stock, par value $.01 per share (“Parent Stock”) (the number of shares of Parent Stock to be issued is defined in Section 1.5(c)(vii) as the “Merger Stock Consideration”) and cash, each as determined in Section 1.5(c); provided however, that Parent shall have the option (the “Parent Cash Option”) to pay all or any portion of the Merger Stock Consideration in cash as determined in Section 1.5(c)(vi) by written notice (the “Parent Cash Option Notice”) to Company delivered on or before the Closing Date (the “Parent Cash Option Deadline”) which notice shall set forth that percentage of the Merger Stock Consideration that Parent has elected to pay in cash (the “Optional Cash Consideration Percentage”) and the percentage that Parent has elected to pay in Parent Stock (the “Stock Percentage”). In the event that Parent does not deliver the Parent Cash Option Notice by the Parent Cash Option Deadline, then for the purpose of this Agreement, the Optional Cash Consideration Percentage shall be zero percent (0%) and the Stock Percentage shall be one hundred percent (100%).

(c) For the purposes of this Agreement, the following terms shall have the meanings set forth below:

(i) “Per Share Merger Consideration” means the sum of the (A) Per Share Merger Cash Consideration and (B) Per Share Merger Stock Consideration.

(ii) “Per Share Merger Cash Consideration” means an amount in cash equal to the quotient obtained by dividing (A) the Merger Cash Consideration by (B) the Company Outstanding Shares.

(iii) “Per Share Merger Stock Consideration” means that number of shares of Parent Stock (rounded to four decimal places) equal to the quotient obtained by dividing (A) the Merger Stock Consideration by (B) the Company Outstanding Shares.

(iv) “Company Outstanding Shares” means the sum of (I) the number of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time (which for clarification shall include, without duplication, the number of shares of Company Common Stock subject to Company Restricted Stock Awards as of immediately prior to the Effective Time) plus (II) the number of shares of Company Common Stock subject to In the Money Options as of immediately prior to the Effective Time.

(v) “Merger Cash Consideration” means an amount in cash equal to (A) the sum of Twenty-Two Million Dollars ($22,000,000) plus (B) if Parent has elected the Parent Cash Option, the Merger Optional Cash Consideration, minus (C) the Change in Control Payments.

(vi) “Merger Optional Cash Consideration” means an amount in cash equal to the product of (A) the Optional Cash Consideration Percentage multiplied by (B) an amount in cash determined as follows: (I) if the 20-Day Parent VWAP Price is greater than or equal to $13.03, then an amount in cash equal to Thirty Million Dollars ($30,000,000); or (II) if the 20-Day Parent VWAP Price is less than $13.03, then an amount in cash equal to 2,302,379 shares of Parent Stock multiplied by the 20-Day Parent VWAP Price, provided, however, that if the 20-Day Parent VWAP Price is less than $11.12 and Parent has delivered the Parent Continuation Notice under Section 7.1(i) and elected to pay the Merger Optional Cash Consideration, then the amount in cash under this clause (II) shall be Twenty-Five Million, Six Hundred Thousand Dollars ($25,600,000).

(vii) “Merger Stock Consideration” means that number of shares of Parent Stock equal to the product of (A) the Stock Percentage multiplied by (B) that number of shares of Parent Stock determined as follows: (I) if the 20-Day Parent VWAP Price is greater than or equal to $13.03 and less than or equal to $20.85, then the

Merger Stock Consideration shall mean that number of shares of Parent Stock (rounded to the nearest whole number of shares) equal to the quotient of Thirty Million Dollars ($30,000,000) divided by the 20-Day Parent VWAP Price; (II) if the 20-Day Parent VWAP Price is less than $13.03, then the Merger Stock Consideration shall mean 2,302,379 shares of Parent Stock, provided, however, that if the 20-Day Parent VWAP Price is less than $11.12 and Parent has delivered the Parent Continuation Notice under Section 7.1(i) and elected to pay in Parent Stock under that Section, then the Merger Stock Consideration under this clause (II) shall mean that number of shares of Parent Stock (rounded to the nearest whole number of shares) equal to the quotient of Twenty-Five Million, Six Hundred Thousand Dollars ($25,600,000) divided by the 20-Day Parent VWAP Price; or (III) if the 20-Day Parent VWAP Price is greater than $20.85, then the Merger Stock Consideration shall mean 1,438,849 shares of Parent Stock.

(viii) “Change in Control Payments” means (A) any severance, retention, bonus or other similar payment to any Person under any Contract or Employee Benefit Plan, (B) any increase of any benefits or other amounts otherwise payable by Company, and (C) any payments to any Person in cancellation or settlement of any option or right to acquire shares of Company Stock (other than payments of amounts with respect to In the Money Options as provided in Section 1.8(a) and Company Restricted Stock Awards as provided in Section 1.8(b)), in each case of clauses (A) and (B) and (C), which will or may become payable as a result of Company entering into this Agreement or the consummation of any of the transactions contemplated hereby (either alone or in combination with another event), all of which payments are listed in Section 1.5(c)(viii) of the Company Disclosure Letter.

(ix) “In the Money Option” means any Company Option for which the exercise price at the Effective Time is less than the Per Share Merger Consideration. For the purpose of this paragraph, the Per Share Merger Consideration shall equal the sum of (A) the Per Share Cash Consideration plus (B) the product of (I) the Per Share Merger Stock Consideration and (II) the 20-Day Parent VWAP Price.

(d) If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar event, then the number of shares of Parent Stock and the 20-Day Parent VWAP Prices set forth in this Agreement, including in Section 1.5(c)(vi), Section 1.5(c)(vii) and Section 7.1(i), shall be appropriately adjusted to reflect such change.

(e) No certificates or scrip representing fractional shares of Parent Stock shall be issued in connection with the Merger, and such fractional interests will not entitle the owner thereof to any rights as a shareholder of the Parent. In lieu of issuing a fractional interest in a share of Parent Stock otherwise required to be paid under this Agreement, each record holder of Company Stock converted pursuant to Section 1.5(a) or In the Money Option converted pursuant to Section 1.8(a) who would otherwise have been entitled to receive a fraction of a share of Parent Stock shall receive cash (without interest) in an amount equal to the product of such fractional interest multiplied by the 20-Day Parent VWAP Price.

(f) Prior to Closing, Company shall prepare and deliver a detailed calculation of the Company Outstanding Shares, Change in Control Payments, In the Money Options and Per Share Merger Consideration, which calculation, after review and approval by Parent, shall be certified on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company (the “Final Merger Consideration Certificate”) and delivered to Parent at Closing.

(g) Parent shall prepare and send to Company a calculation of the 20-Day Parent VWAP Price within one Business Day following the end of such 20 day period.

1.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of shares of Company Common Stock to receive the Merger Consideration to which holders of such shares shall become entitled pursuant to Section 1.5. Promptly after the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent shares of Parent Stock and cash sufficient to pay the Merger Consideration payable to holders of Company Common Stock. The cash portion shall be invested by the Paying Agent as directed by the Parent or the Surviving Corporation. Earnings from such investments shall be the sole and exclusive property of Parent and the Surviving Corporation, and no part of such earnings shall accrue to the benefit of holders of shares of Company Common Stock.

(b) As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of shares of Company Common Stock entitled to receive the Per Share Merger Consideration pursuant to Section 1.5, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificate, and such Certificate shall then be canceled. No interest shall accrue or be paid on the Per Share Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate. If the payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate formerly evidencing shares of Company Common Stock is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of Parent that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 1.6(b), each Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the Per Share Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificate. If any Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of the Per Share Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificate, require the owner of such lost, stolen or destroyed Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Paying Agent, Parent or the Surviving Corporation with respect to such Certificate.

(c) At any time following the twelfth (12th) month after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any Merger Consideration which had been made available to the Paying Agent and not disbursed to holders of shares of Company Common Stock (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Per Share Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, none of the Surviving Corporation, Parent or the Paying Agent shall be liable to any holder of a share of Company Common Stock for any Per Share Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar law. If any Certificates shall not have been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which any Per Share Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Body), any amounts payable in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the shares of Company Common Stock shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Law.

(e) Each of the Surviving Corporation, Parent and Acquisition Sub shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the consideration otherwise payable in the Merger to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made.

1.7 Dissenters’ Rights.

(a) Notwithstanding anything to the contrary contained in this Agreement, any shares of Company Common Stock that, as of immediately prior to the Effective Time, are held by holders who have as of such time preserved dissenters’ rights under Section 14-2-1302 et seq. of the GBCC with respect to such shares shall not be converted into or represent the right to receive the Per Share Merger Consideration in accordance with Section 1.5(a)(iii), and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders pursuant to Section 14-2-1302 et seq. of the GBCC; provided, however, that if such dissenters’ rights shall not be perfected or the holders of such shares shall otherwise lose their dissenters’ rights with respect to such shares, then, as of the later of the Effective Time or the time of the failure to perfect such status or the loss of such rights, such shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of such holder’s Certificate(s) in accordance with Section 1.6) the Per Share Merger Consideration in accordance with Section 1.5(a)(iii).

(b) The Company shall give Parent: (i) prompt notice of any written demand for, or notice of intent to demand, payment for shares of Company Common Stock received by the Company prior to the Effective Time pursuant to Section 14-2-1302 et seq. of the GBCC and of any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the GBCC; and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.

1.8 Effect of the Merger on Company Options, Company Restricted Stock Awards and Company Warrants.

(a) Prior to the Effective Time, the Board of Directors of the Company or any committee administering the Company’s stock option and other equity incentive plans, programs and arrangements, including, without limitation, the Company’s 1997 Stock Option and Incentive Award Plan and 2000 Stock Option and Incentive Award Plan (collectively, the “Company Stock Plans”) shall take all actions necessary (including amending any and all Company Stock Plans and any and all awards under such Plans) so that (i) all outstanding options to acquire shares of Company Common Stock, whether under the Company Stock Plans or otherwise (including commitments to issue options) (the “Company Options”) shall be cancelled as of the Effective Time, and (ii) at the Effective Time, each holder of In the Money Options, whether or not then vested or exercisable, shall be entitled to receive, in cancellation and settlement for each In the Money Option, without interest (I) an amount of cash equal to the positive difference, if any, of (x) the Per Share Merger Cash Consideration minus (y) the exercise price per share of Company Common Stock subject to such In the Money Option (the “Exercise Price Per Share”), and (II) the Per Share Merger Stock Consideration minus an amount of shares of Parent Stock, valued at the 20-Day Parent VWAP Price, equal to the positive difference, if any, of (x) the Exercise Price Per Share with respect to such In the Money Option minus (y) the Per Share Merger Cash Consideration. Nothing in this Section 1.8(a) shall be construed to extend or otherwise waive the expiration of any Company Option which have otherwise expired in accordance with their terms. The Surviving Corporation shall pay, and Parent shall cause the Surviving Corporation to pay, the holders of In the Money Options the Parent Stock and cash payments described in this Section 1.8(a) on or as soon as reasonably practicable after the Effective Time (and in any event within ten (10) Business Days). For clarification, the definition of Company Options shall not include Company Warrants (as defined in Section 1.8(f)).

(b) Prior to the Effective Time, the Board of Directors of the Company or any committee administering the Company Stock Plans shall take all actions necessary (including amending any and all Company Stock Plans and any and all awards under such Plans) so that (i) all outstanding restricted stock awards payable in Company Common Stock (the “Company Restricted Stock Awards”) shall be canceled as of the Effective Time and (ii) at the Effective Time, each holder of each Company Restricted Stock Award, whether or not vested, shall be entitled to receive, without interest, the Per Share Merger Consideration multiplied by the total number of shares of Company Common Stock subject to such Company Restricted Stock Award. Nothing in this Section 1.8(a) shall be construed to extend or otherwise waive the expiration of any Company Restricted Stock Award which have otherwise expired in accordance with their terms. The Surviving Corporation shall pay, and Parent shall cause the Surviving Corporation to pay, the holders of the Company Restricted Stock Awards the Parent Stock and cash payments described in this Section 1.8(b) on or as soon as reasonably practicable after the Effective Time (and in any event within ten (10) Business Days).

(c) Without limiting the generality of Section 1.8(a), Section 1.8(b) and Section 1.8(d), Company shall obtain the written consent of each holder of a Company Option (including holders of Company Options that are not In the Money Options) and Company Restricted Stock Awards to the cancellation of their awards (collectively, the “Cancellation Consents”) as contemplated by Section 1.8(a), Section 1.8(b) and Section 1.8(d). For clarification, any payment, other than a payment contemplated by Section 1.8(a) and Section 1.8(b), to any holder of a Company Option or Company Restricted Stock Award to obtain their Cancellation Consent shall be deemed a Change in Control Payment for the purpose of this Agreement.

(d) The Company Stock Plans and all awards thereunder shall terminate as of the Effective Time, and the provisions in any other agreement, arrangement or benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall take all such action as is necessary, and obtain all necessary consents, to ensure the foregoing and that, after the Effective Time, no holder of a Company Option or Company Restricted Stock Award or any participant in or a party to any Company Stock Plan or other agreement, arrangement or benefit plan shall have any right thereunder to acquire any capital stock or any interest in respect of any capital stock of the Surviving Corporation or of the Parent (other than as provided in Section 1.8(f) with respect to Company Warrants).

(e) The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 1.8 to any holder of Company Options or Company Restricted Stock Awards such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law, and the Surviving Corporation shall make any required filings with and payments to tax authorities relating to any such deduction or withholding. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Options and Company Restricted Stock in respect of which such deduction and withholding was made by the Surviving Corporation.

(f) From and after the Effective Time, each warrant to purchase Company Common Stock that is outstanding as of the Effective Time (the “Company Warrants”) pursuant to any warrant agreements or otherwise shall entitle the holder to receive, upon exercise of the Company Warrant and payment of the applicable exercise price, the product of (i) the Per Share Merger Consideration multiplied by (ii) the total number of shares of Company Common Stock subject to such Company Warrant. The Company shall take or cause to be taken, including as appropriate by its Board of Directors or the appropriate committee thereof, all steps necessary or desirable to give effect to the provisions of this Section 1.8(f), including sending any notices required under the Company Warrants. From and after the Effective Time, holders of Company Warrants shall have no rights with respect to their Company Warrants other than specifically provided in this Section 1.8(f). Nothing in this Section 1.8(f) shall be construed to extend or otherwise waive the expiration of any Company Warrant which has otherwise expired in accordance with its terms

1.9 Further Action.  If, at any time after the Effective Time, any further action is determined by Parent to be reasonably necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Acquisition Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Acquisition Sub, in the name of the Company and otherwise) to take such action.

Section 2: REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Letter (it being acknowledged that disclosure in the Company Disclosure Letter with respect to any particular Section of the Agreement shall be deemed disclosure with respect to another Section of the Agreement only if the applicability of such disclosure to the subject matter of such other Section is reasonably apparent on its face), knowing that Parent and Acquisition Sub rely thereon, the Company represents and warrants to Parent and Acquisition Sub, and covenants with Parent and Acquisition Sub, as follows:

2.1 Organization.  The Company is a corporation, duly organized, validly existing and in good standing under the Law of the State of Georgia. The Company possesses the full corporate power and authority to own its Assets and to conduct its business as and where presently conducted. The Company is duly qualified or registered to do business in each jurisdiction where such qualification or registration is required by applicable Law, except where the failure to be so qualified or registered would not have a Company Material Adverse Effect. The Company has no Subsidiaries and does not own any securities of any corporation or any other interest in any Person. The Company has no predecessors, and has not acquired or succeeded to all or substantially all of the Assets of any Person, other than as set forth in Section 2.1 of the Company Disclosure Letter. Section 2.1 of the Company Disclosure Letter states, for the Company (a) its exact legal name; (b) its corporate business form and jurisdiction and date of formation; (c) its federal employer identification number; (d) its headquarters address, telephone number and facsimile number; (e) its directors and executive officers, indicating all current title(s) of each individual; (f) all fictitious, assumed or other names of any type that are registered or used by it or under which it has done business at any time since its date of incorporation or formation; and (g) any name changes, recapitalizations, mergers, reorganizations or similar events since its date of incorporation or formation. The Company has not agreed and is not obligated to make, and is not bound by any Contract under which it may become obligated to make, any future equity or similar investment in or capital contribution to any other Person. Accurate and complete copies of articles or certificates of incorporation, bylaws and other organization and related documents, each as amended to date, and all Contracts relating to the acquisition of the Company or any of its predecessors have been delivered to Parent. The Company has paid all applicable material foreign, federal, state or local organization fees, qualification fees, annual report fees and filing fees required to be paid by it.

2.2 Capital Stock and Ownership.

(a) As of October 2, 2008, the authorized capital stock of the Company consists of: (i) 50,000,000 shares of Company Common Stock, of which 12,600,759 shares were issued and outstanding and of which no shares were held by the Company in its treasury; and (ii) 10,000,000 shares of preferred stock, par value $0.10 per share, of which 500,000 shares were designated as Series A Participating Cumulative Preferred Stock and no shares were issued, outstanding or held by the Company in its treasury. Except as set forth in Section 2.2(a) of the Company Disclosure Letter: (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company; and (iii) there is no Contract to which the Company is a party or by which the Company or any of its business or Assets is bound relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. The Company is under no obligation and is not bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock. Except as set forth in Section 2.2(a) of the Company Disclosure Letter, since January 1, 2003, the Company has not repurchased, redeemed or otherwise acquired any shares of Company Common Stock.

(b) As of October 2, 2008: (i) 1,092,033 shares of Company Common Stock are subject to issuance pursuant to the exercise of Company Options; (ii) 265,956 shares of Company Common Stock are issued but subject to forfeiture pending the satisfaction of vesting conditions as Company Restricted Stock Awards; (iii) 150,000 shares of Company Common Stock are subject to issuance pursuant to the exercise of Company Warrants; and (iv) 625,594 shares of Company Common Stock are reserved for future grants of equity awards pursuant to the Company’s 2000 Stock Option and Incentive Award Plan. No further equity awards may be made under the 1997 Stock Option and Incentive Award Plan. Section 2.2(b) of the Company Disclosure Letter sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the particular plan pursuant to which such Company Option was granted (or whether such option was a non-plan grant) and whether such Company Option is an Incentive Stock Option under Section 422 of the Code; (ii) the name of the optionee; (iii) the number of shares of Company Common Stock subject to such Company Option; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedules (if not fully vested and exercisable), and the extent to which such Company Option is vested and exercisable as of the date set forth in the Company Disclosure Letter; and (vii) the date on which such Company Option expires.

(c) Section 2.2(c) of the Company Disclosure Letter sets forth the following information with respect to each Company Restricted Stock Award outstanding as of the date of this Agreement: (i) the particular plan pursuant to which such Company Restricted Stock Award was granted (or whether such Restricted Stock Award was a non-plan grant); (ii) the name of the grantee; (iii) the number of shares of Company Common Stock subject to such Company Restricted Stock Award; (iv) the date on which such Company Restricted Stock Award was granted; and (v) the applicable vesting schedules, and the extent to which such Company Restricted Stock Award is vested as of the date set forth in the Company Disclosure Letter.

(d) Section 2.2(d) of the Company Disclosure Letter sets forth the following information with respect to each Company Warrant outstanding as of the date of this Agreement: (i) the name of the warrant holder; (iii) the number of shares of Company Common Stock subject to such Company Warrant; (iv) the exercise price of such Company Warrant; (v) the date on which such Company Warrant was granted; (vi) the applicable vesting schedules, and the extent to which such Company Warrant is vested and exercisable as of the date set forth in the Company Disclosure Letter; and (vii) the date on which such Company Warrant expires.

(e) The Company has no plans or arrangements for the issuance of equity awards other than the Company Stock Plans and the Company Warrants. The Company has delivered to Parent and Acquisition Sub accurate and complete copies of the Company Stock Plans, the Company Warrants, and all other equity award plans pursuant to which Company has granted currently outstanding equity awards, could have granted equity awards since its formation or currently can grant equity awards, and the forms of all agreements evidencing such equity awards.

(f) Except for the Company Options, Company Restricted Stock Awards and Company Warrants set forth on the appropriate section of the Company Disclosure Letter, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Company; or (iii) shareholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, and are fully paid and nonassessable, with no liability attaching to the ownership thereof. All issuances and grants of all outstanding Company Options, Company Restricted Stock Awards and Company Warrants, and all offerings, sales and issuances by the Company of any shares of capital stock, including the Company Common Stock, were conducted in compliance with all applicable Law and all requirements set forth in all applicable Contracts.

(g) The Rights Plan has expired by its terms as of January 1, 2008 and the rights thereunder are not exercisable.

(h) Except for privately negotiated repurchases and the surrender to the Company or withholding by the Company of shares of Company Common Stock pursuant to option exercises or in satisfaction of tax withholding obligations upon the vesting of restricted stock or in connection with stock options, all repurchases of the Company Common Stock by the Company have been made in compliance with Rule 10b-18 promulgated under the Exchange Act and in compliance with the provisions of Rule 10b5-1(c) promulgated under the Exchange Act.

2.3 Financial and Corporate Records.  The books of account, minute books, stock and membership interest record books and other similar records of the Company are complete and correct in all material respects and have been maintained in accordance with GAAP, sound business practices and the requirements of Section 13(b)(2) of the Exchange Act, including, except as described in Section 2.5 (e) of the Company Disclosure Letter, an adequate system of internal controls. Complete and correct copies of minutes of the board of directors and committees thereof since February 11, 2002 have been delivered to Parent, except that minutes that relate solely to the transactions contemplated hereby have been redacted or omitted and certain minutes are in draft form pending final approval by the board of directors. Section 2.3 of the Company Disclosure Letter is an accurate and complete list of all bank accounts, other accounts, certificates of deposit, marketable securities, other investments, safe deposit boxes, lock boxes and safes of the Company, and the names of all officers, employees or other individuals who have access thereto or are authorized to make withdrawals therefrom or dispositions thereof.

2.4 Compliance with Law.

(a) The operations of the Company, the conduct of its business, as and where such business has been or presently is conducted, and the ownership, possession and use of its Assets have complied in all material respects and currently do comply in all material respects with all applicable Laws, except as set forth in Section 2.4 of the Company Disclosure Letter. Since January 1, 2003, the Company has not received any notice from any Governmental Body regarding any actual or possible material violation of, or failure to comply in any material respect with, any Law.

(b) The Company holds all material Governmental Authorizations necessary to enable the Company to conduct its businesses in the manner in which such businesses are currently being conducted, including all material Governmental Authorizations required under Environmental Laws, each of which is listed on Section 2.4(b) of the Company Disclosure Letter. All such Governmental Authorizations are valid and in full force and effect. The Company is, and at all times since January 1, 2003 has been, in compliance in all material respects with the terms and requirements of such Governmental Authorizations. Since January 1, 2003, the Company has not received any written notice from any Governmental Body regarding: (i) any actual or possible material violation of or failure to comply in any material respect with any term or requirement of any material Governmental Authorization; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization.

2.5 SEC Filings.

(a) The Company has made available to Parent and Acquisition Sub, or the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC contains in a publicly available format, accurate and complete copies of all registration statements, definitive proxy statements and other statements, reports, schedules, forms and other documents (and all amendments or supplements thereto excluding exhibits thereto) filed or furnished by Company with the SEC since January 1, 2007 (the “Company SEC Documents”). Except as set forth in Section 2.5 of the Company Disclosure Letter, all statements, reports, schedules, forms and other documents required to have been filed or furnished by Company with the SEC since January 1, 2007 have been so filed or furnished and in a timely manner. Except as set forth in Section 2.5 of the Company Disclosure Letter, as of the time it was filed with or furnished to the SEC (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) including, without limitation, with the provisions of SOX; and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements relating to the Company SEC Documents required by: (1) Rule 13a-14 or 15d-14 under the Exchange Act; or (2) 18 U.S.C. § 1350 (Section 906 of SOX) (collectively, the “Company Certifications”) was accurate and complete, and complied as to form and content with all applicable Law in effect at the time such Company Certification was filed with or furnished to the SEC.

(b) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all material information concerning the Company required to be disclosed by the Company in the reports that it is required to file, submit or furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company has made available to Parent accurate and complete copies of all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. Except as set forth in Section 2.5 of the Company Disclosure Letter, the Company is, and has at all times since January 1, 2003 been, in compliance with the applicable listing and other rules and regulations of the

NASDAQ Global Market, and has not since January 1, 2003 received any notice from the NASDAQ Global Market or any similar body asserting any non-compliance with any of such rules and regulations.

(c) Except as set forth in Section 2.5 of the Company Disclosure Letter, the financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount), and (iii) fairly present in all material respects the financial position of Company as of the respective dates thereof and the results of operations and cash flows of Company for the periods covered thereby. The unaudited balance sheet of the Company as of June 30, 2008 included in the Company’s Quarterly Report for the quarter ended June 30, 2008 is sometimes referred to as the “Latest Balance Sheet”. Except as set forth in Section 2.5 of the Company Disclosure Letter, no financial statements of any Person other than the Company are required by GAAP to be included in the financial statements of the Company.

(d) To the knowledge of the Company, the Company’s outside auditor has at all times since the date of enactment of SOX been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of SOX); (ii) “independent” with respect to the Company within the meaning of Regulation S-X under the Exchange Act; and (iii) to the knowledge of the Company, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC thereunder and related or companion rules and regulations promulgated by the Public Company Accounting Oversight Board thereunder. Section 2.5(d) of the Company Disclosure Schedule contains a description of all non-audit services (as defined in Section 2(a)(8) of SOX) performed by the Company’s outside auditors for the Company since January 1, 2004 and the fees paid for such services. All such non-audit services were approved as required by Section 10A(h) of the Exchange Act.

(e) Except as set forth in Section 2.5 of the Company Disclosure Letter, the Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s Assets that could have a material effect on the financial statements. The Company has made available to Parent accurate and complete copies of all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls. Except as set forth in Section 2.5 of the Company Disclosure Letter, since December 31, 2006, there have not been any changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Except as set forth in Section 2.5(e) of the Company Disclosure Letter, to the knowledge of the Company, neither the Company nor its independent auditors have (A) identified any significant deficiency or material weakness in the design or operation of the Company’s internal control over financial reporting (all of which have been or are currently being remediated as described in Section 2.5(e) of the Company Disclosure Letter), (B) identified any fraud, whether or not material, that involves management or other employees who have a role in the preparation of the financial statements of the Company or the Company’s internal control over financial reporting, or (C) received any claim or allegation regarding any of the foregoing.

(f) The Company has not effected any securitization transactions since January 1, 2006 and has not effected any “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) since January 1, 2003.

(g) Except as set forth in Section 2.5 (g) of the Company Disclosure Letter, there are no outstanding or unresolved comment letters from the SEC or Nasdaq with respect to any of the Company SEC Documents or any other matters. The Company has provided to Parent copies of all correspondence and written communications with the SEC or Nasdaq since January 1, 2003, including any correspondence with respect to Proceedings or potential Proceedings (including the Dadante Litigation Matters).

(h) The Company has obtained a written letter from the staff of the SEC to the effect that the staff does not object to the omission of the audited financial statements of the operating Assets and business acquired by the Company from ClientLogic Corporation and its operating subsidiary, ClientLogic Operating Corporation (collectively, “ClientLogic”), as required by Regulation S-X, (the “ClientLogic Audited Financial Statements”) from the Form S-4 and the Proxy Statement/Prospectus (the “SEC Waiver”).

2.6 Assets.  The Company owns, has good and marketable title to, and has the right to transfer all right, title and interest in and to, all Assets purported to be owned by it and reflected on the Latest Balance Sheet (other than Assets disposed of in the ordinary course of business since the date of the Latest Balance Sheet), in each case free and clear of any Encumbrance other than (i) Encumbrances set forth in the Latest Balance Sheet or otherwise disclosed in the Company SEC Documents, (ii) Permitted Encumbrances or (iii) Encumbrances set forth in Section 2.6 of the Company Disclosure Letter. The Company is the lessee of, and holds valid leasehold interests in, all Assets purported to be leased by it and reflected as leased on the Latest Balance Sheet, and enjoys undisturbed possession of such leased Assets, subject to Permitted Encumbrances. The Company owns or leases all material Assets necessary to operate, or which are material to the operation of, its businesses as currently conducted.

2.7 Obligations.   Except as set forth in Section 2.7 of the Company Disclosure Letter, the Company has no Obligations other than (i) Obligations identified on the Latest Balance Sheet (including the notes thereto); (ii) Obligations incurred since the date of the Latest Balance Sheet and which were not incurred in breach of any of the representations and warranties made in Section 2.8; and (iii) Obligations under Contracts, provided that no such Obligation consisted of or resulted from a default under or violation of any such Contract. Except as described in Section 2.7 of the Company Disclosure Letter, none of the Obligations of the Company are guaranteed by any Person. Except as set forth in Section 2.7 of the Company Disclosure Letter, the Company has no borrowed indebtedness including, without limitation, capitalized leases.

2.8 Operations.

(a) Since December 31, 2007 (i) there has not been any Company Material Adverse Effect and no event has occurred, and no circumstance has arisen, that alone or in combination with any other events or circumstances, had or would reasonably be expected to have or result in a Company Material Adverse Effect, and (ii) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the material Assets of the Company (whether or not covered by insurance);

(b) Except as set forth in Section 2.8 of the Company Disclosure Letter or in the Company SEC Documents filed or furnished by the Company with the SEC since June 30, 2008, from June 30, 2008 to the date of this Agreement:

(i) The Company has not incurred or guaranteed any Obligation (for purposes of this Section 2.8(b) the term Obligation shall refer to an Obligation that is not required by GAAP to be set forth as a liability on the balance sheet of the Company), acquired or disposed of any business or Assets, or entered into any Contract (other than customer Contracts) or other transaction, involving an amount exceeding $50,000 in any single case or $100,000 in the aggregate;

(ii) The Company has not: (A) written off as uncollectible, or established any extraordinary reserve with respect to, any material account receivable or other material indebtedness; or (B) lent any material amount of money to any Person (other than extensions of credit to trade creditors, short-term advances made to non-executive officer employees which have subsequently been repaid and routine travel advances made to employees, in each case in the ordinary course of business);

(c) Except as set forth in Section 2.8 of the Company Disclosure Letter or in the Company SEC Documents filed or furnished by the Company with the SEC since December 31, 2007, from December 31, 2007 to the date of this Agreement:

(i) The Company has not (A) incurred or guaranteed any borrowed indebtedness including, without limitation, any capitalized lease; or (B) incurred or guaranteed any long-term Obligation in any amount that is required by GAAP to be set forth as a liability on the balance sheet of the Company;

(ii) The Company has not sold, issued or granted, or authorized the issuance of, (A) any capital stock or other security (except for Company Common Stock issued upon the exercise of outstanding Company Options and Company Restricted Stock Awards), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) The Company has not amended or waived any of its rights or obligations under, or permitted the acceleration of vesting under: (A) any provision of any of the Company Stock Plans, Company Restricted Stock Awards or Company Warrants; (B) any provision of any Contract evidencing any outstanding Company Option, Company Restricted Stock Awards or Company Warrants; or (C) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(iv) The Company has not: (A) entered into a Specified Contract, except in the ordinary course of business and consistent with past practices, (B) adopted or entered into any new Employee Benefit Plan or amended any existing Employee Benefit Plan except to comply with Law or otherwise in the ordinary course of business and consistent with past practices, (C) materially increased the amount of the wages, salary, commissions, target bonuses, equity compensation, severance, fringe benefits or other compensation or remuneration payable to any Senior Management Employee or (D) increased the amount of the wages, salary, commissions, target bonuses, equity compensation, severance, fringe benefits or other compensation or remuneration payable to any employee (excluding Senior Management Employees) or independent contractor except in the ordinary course of business and consistent with past practices;

(v) The Company has not: (A) been a party to or participated in any merger, consolidation, reorganization, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, (B) acquired the business or any bulk Assets of any other Person, (C) completely or partially liquidated or dissolved, (D) terminated any part of its business, (E) changed any of its methods of accounting or accounting practices in any respect, (F) made any material Tax election, or (G) commenced or settled any Proceeding.

(vi) The Company has not: (A) redeemed, retired or purchased, or created, sold, granted or issued any capital stock or other security, any options, warrants or other Contracts or Contract Rights with respect to, any shares of capital stock or other securities, or created, sold, granted or issued any stock options, stock appreciation rights, phantom shares or other similar rights (other than forfeitures, expirations or exercises of equity awards under the Company Stock Plans in accordance with the terms of such awards and the expiration of the Rights Plan); (B) declared, accrued, set aside or paid any dividend or made any distribution with respect to any shares of capital stock; (C) formed any subsidiary or acquired any equity or other interest in any Person; (D) amended its articles or certificate of incorporation or formation, bylaws or other organization documents; (E) bought, sold or engaged in any other transaction involving capital stock of Parent, other securities of Parent or any equity interests in Parent, other than the Merger, (F) waived any “standstill” or similar Contract or provision; or (G) entered into any Contract that commits or committed it to take any action or omit to take any action that would constitute a breach of any of the provisions of this Agreement.

(d) The Company has not has agreed or committed to take any of the actions referred to in clauses (b) through (c) above.

2.9 Accounts Receivable.  All Accounts Receivable of the Company arose in the ordinary course of business and are proper and valid accounts receivable, and to the knowledge of the Company, except as set forth in Section 2.9 of the Company Disclosure Letter, can be collected by the Company in full (without any counterclaim or setoff), subject to reserves for doubtful accounts. To the knowledge of the Company, except as set forth in Section 2.9 of the Company Disclosure Letter, there are no refunds, discounts, rights of setoff or assignment affecting any such Accounts Receivable. Proper amounts of deferred revenues appear on the books and records of the Company, in accordance with GAAP, with respect to the Company’s (a) billed but unearned Accounts Receivable; (b) previously billed and collected Accounts Receivable still unearned; and (c) unearned customer deposits.

2.10 Tangible Property.  All of the material Tangible Property of the Company is located at the Company’s offices or facilities, or the Company has the full and unqualified right to require the immediate return of any of its material Tangible Property which is not located at its offices or facilities. Except as set forth on Section 2.10 of the Company Disclosure Letter, all material Tangible Property of the Company, wherever located, (a) is in suitable condition, ordinary wear and tear excepted, (b) is structurally sound and free of any material defect and deficiency (ordinary wear and tear excepted), (c) complies in all material respects with, and is being operated and otherwise used in compliance in all material respects with, all applicable Laws, and (d) is sufficient for the Company’s operations and business as presently conducted.

2.11 Real Property.

(a) The Company does not own nor has it ever owned any Real Property. Set forth on Section 2.11 of the Company Disclosure Letter is an accurate and complete list of: (i) any Real Property currently leased (either as landlord or tenant), subleased (either as sublandlord or subtenant) occupied, managed, operated or used by the Company (“Company Current Real Property”), showing location, and in the case of leased property, the date of the lease and/or sublease and all amendments thereto, rental cost, commencement and expiration dates, renewal and extension options, security deposit amounts, expansion options, subleases and assignments, and landlord, tenant, sublandlord or subtenant, as applicable; and (ii) a list of any Real Property previously leased (either as landlord or tenant), subleased (either as sublandlord or subtenant) occupied, managed, operated or used by the Company or any of its predecessors (“Company Prior Real Property” and, together with the Company Current Real Property, the “Company Real Property”), showing location, method of disposition and any continuing Obligations with respect thereto; provided however, that only Company Prior Real Property in which the Company has held an interest since January 1, 2003 is required to be listed on Section 2.11 of the Company Disclosure Letter. The Company has no Obligations with respect to any Company Prior Real Property not adequately reserved in the Latest Balance Sheet. Except as set forth on Section 2.11 of the Company Disclosure Letter, all Company Current Real Property is in suitable condition, ordinary wear and tear excepted, and is sufficient for the current operations of the Company. To the knowledge of Company, except as set forth on Section 2.11 of the Company Disclosure Letter, no Company Real Property, nor the occupancy, maintenance or use thereof, is or was in material violation of, or material breach or default under, any Contract or Law. No notice or, to the knowledge of Company, threat from any landlord, tenant, sublandlord or subtenant, Governmental Body or other Person has been received by the Company or served in connection with any Company Real Property claiming any material violation of, or material breach, default or liability under, any Contract or Law, or requiring or calling attention to the need for any material work, repairs, construction, alteration, installations or environmental remediation. To the knowledge of Company, no Proceedings are pending which would affect the zoning, use or development of any Company Current Real Property. To the knowledge of Company, no portion of Company Current Real Property is within an identified flood plain or other designated flood hazard area as established under any Law or otherwise by any Governmental Body. All of the Company Current Real Property has direct legal access to, abuts, and is served by a publicly dedicated and maintained road, which road provides a valid means of ingress and egress thereto and therefrom, without additional expense. All utilities, including water, gas, telephone, electricity, sanitary and storm sewers, are public and are currently available to all Company Current Real Property, and are adequate to serve the Company Current Real Property for the Company’s current use thereof.

(b) To the knowledge of Company and except as set forth in Section 2.11 of the Company Disclosure Letter, the Company Current Real Property (i) is not, nor at Closing, will be deemed part of a larger parcel of ground so as to require any form of subdivision approval; or (ii) subject to any understanding or unfulfilled commitment with, or to any unsatisfied conditions imposed by, any Governmental Body.

(c) To the knowledge of Company: (i) the zoning classification of the Company Current Real Property and the construction, operation, and use of the Company Current Real Property is in material compliance with all zoning, subdivision, land use, building, fire, safety and similar Laws, codes and regulations; (ii) the present uses of the

Company Current Real Property are permitted as a matter of right, without the necessity of any variance or special exception (other than variances and exceptions which have been obtained) and do not constitute non-conforming uses; and (iii) none of the buildings comprising the Company Current Real Property constitute non-conforming structures.

(d) There are no Proceedings pending nor, to the knowledge of Company, threatened against or affecting the Company Current Real Property or any portion thereof or interest therein in the nature of or in lieu of condemnation or eminent domain Proceedings.

(e) To the knowledge of Company, there are no assessments by any Governmental Body imposed, contemplated or confirmed and ratified against any of the Company Current Real Property for public or private improvements which are now or hereafter payable by the Company.

(f) To the knowledge of Company, unqualified, certificates of occupancy have been issued with respect to each location comprising the Company Current Real Property.

(g) Set forth on Schedule 2.11 is a list of any tenant allowances available under the leases for the Company Current Real Property and a description of the permitted uses for such allowances and respective dates by which such allowances must be used.

2.12 Environmental.  The Company is, and has been, in compliance, in all material respects, with applicable Environmental Laws, including, without limitation, holding all material Governmental Authorizations required pursuant to such laws for the ownership and operation of its business as currently conducted and compliance, in all material respects, with the terms thereof, and the Company has no knowledge of any facts or circumstances that would prevent, interfere with, or materially increase the cost of maintaining such compliance in the future. To the knowledge of Company, any Person acquired by or merged or consolidated with the Company was in compliance with Environmental Laws in all material respects at the time of closing. The Company has not (i) placed, held, located, stored, released, transported, processed or disposed of any Hazardous Substance on, under, from or at any of the Company Real Property other than in a manner that would not require remediation pursuant to applicable Environmental Laws or subject the Company to any material Obligation or penalty, (ii) any knowledge of the presence of any Hazardous Substances that have been released into the environment on, under or at any of the Company Real Property other than that which would not require remediation pursuant to Environmental Laws or subject the Company to any material Obligation or penalty, or (iii) received any written notice (A) of any material violation of any Environmental Laws that has not been resolved, (B) of the institution or pendency of any material suit, action, claim, proceeding or investigation by any Governmental Body or any third party in connection with any such violation, (C) requiring the response to or remediation of a release of Hazardous Substances at or arising from any of the Company Real Property, (D) alleging non-compliance by the Company with the terms of any Governmental Authorization required under any Environmental Laws in any manner reasonably likely to require material expenditures or to result in material liability or (E) demanding payment of a material amount for response to or remediation of a release of Hazardous Substances at or arising from any of the Company Real Property. There are no past or present facts or circumstances that could reasonably be expected to form the basis of any Proceeding relating to the violation of Environmental Laws against the Company, except where such Proceeding, if made, would not have a Company Material Adverse Effect. The Company has provided to Parent all material assessments, reports, data, results of investigations or audits, and other material information that is in the possession of or reasonably available to the Company regarding environmental matters or the environmental condition of the business of the Company, or the compliance (or noncompliance) by the Company with any Environmental Laws.

2.13 Software and Other Intangibles.

(a) Section 2.13 of the Company Disclosure Letter contains an accurate and complete list and description of all Company Intangibles consisting of trademarks, trade names, service marks, logos and other indicia of origin, including any applications to register and registrations thereof, patents and patent applications, works of authorship, including any registered copyrights and copyright registration and Software, in each case whether and the precise extent to which the Company owns or licenses such Company Intangibles, and, in the case of Software owned by the Company, a product description thereof, the language in which it is written, the name or names of the Persons by whom it was written and the type of hardware platform(s) on which it runs, and in the case of third-party Software or other Software not owned by the Company, the name of the owner or licensor thereof and the number of user licenses held by the Companies. Except as set forth on Section 2.13 of the Company Disclosure Letter, no other material Software or Intangibles are used to operate the Company’s business.

(b) Except as set forth on Section 2.13 of the Company Disclosure Letter, the Company has good and valid title to, and has the full right to use, all of the Software and Intangibles owned, purported to be owned, developed or designed, or under development or design by or on behalf of the Company (“Owned Software and Intangibles”) and the full right to use all other Software and Intangibles held or used by the Company (including Intangibles that appear on any Company Web Sites (as defined below) or in its catalogs, brochures and other marketing materials) (“Licensed Software and Intangibles”), in each case free and clear of any Encumbrance. Except as set forth on Section 2.13 of the Company Disclosure Letter, no rights of any third party are necessary to market, license, sell, modify, update, and/or create derivative works for the Owned Software and Intangibles or, additionally except to the extent set forth in any Specified Contract, the Licensed Software and Intangibles. The Owned Software and Intangibles and Licensed Software and Intangibles are sufficient for the Company’s operations and business as presently conducted. Except for Off-the-Shelf Software or as set forth on Section 2.13 of the Company Disclosure Letter, none of the Owned Software and Intangibles and Licensed Software and Intangibles requires the Consent of any Person (including notice to any Person) in connection with the execution and delivery of this Agreement and the performance of the Merger and the other transactions contemplated hereby, except for such Consent or notices the failure of which to obtain or give would not have a Company Material Adverse Effect.

(c) With respect to any Software included in the Owned Software and Intangibles and Software embedded or otherwise included in any Owned Software or necessary to provide any products or services as part of the Company Business (the “Embedded Software”), (i) the Company maintains machine-readable master-reproducible copies, source code listings, user manuals, suitable for internal training purposes only, for the most current releases and versions thereof and for all earlier releases or versions thereof currently being supported by them; (ii) in each case, the machine-readable copy conforms to the corresponding source code listing; (iii) it is written in the language set forth on Section 2.13 of the Company Disclosure Letter for use on the hardware set forth on Section 2.13 of the Company Disclosure Letter with standard operating systems; (iv) it can be maintained and modified by reasonably competent programmers familiar with such language, hardware and operating systems; (v) in each case, it operates in accordance with the user manual therefor without material operating defects; and (vi) except as set forth on Section 2.13 of the Company Disclosure Letter, none of the Company’s services or products or Company Intangibles is or contains, uses, includes, is based upon, is integrated or bundled with, is derived from, or incorporates (A) any version of any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux), public software, or via similar licensing or distribution models (including GNU’s General Public License or Lesser/Library GPL, the Artistic License (e.g., PERL), the Mozilla Public License, the Netscape Public License, the Sun Community Source License (SCSL), or the Sun Industry Standards License (SISL), (B) any version of any software that requires as a condition of use, modification or distribution that other software distributed with such software (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be redistributable at no charge, or (C) any version of any software the design or development of which was funded in whole or in part by any Government Body;

(d) Except as set forth on Section 2.13 of the Company Disclosure Letter, all of the Owned Software and Intangibles were created as a work for hire (as defined under U.S. copyright law) by regular full time employees of the Company or, to the extent that any author, contributor, or developer of the Owned Software and Intangibles was not a regular full-time employee of the Company at the time such person authored, contributed to, or developed any Owned Software and Intangibles, or did not author, contribute to, or develop such Owned Software and Intangibles in the course and scope of his or her employment with the Company, such author, contributor, or developer has irrevocably assigned to the Company in writing all Intellectual Property Rights and other proprietary rights in such Person’s work with respect to such Owned Software and Intangibles. All of the other Software used by the Company has been properly licensed (including with respect to the number of users) and all related fees have been paid. Except as set forth on Section 2.13 of the Company Disclosure Letter, there are no material annual license fees, maintenance fees and any other material fees or costs associated with either the Owned Software and Intangibles or the Licensed Software and Intangibles.

(e) Any license, sublicense or other Contract covering or relating to any Licensed Software and Intangibles is legal, valid, binding, enforceable and in full force and effect in all material respects, and upon consummation of the transactions contemplated hereby, will continue to be legal, valid, binding, enforceable and in full force and effect in all material respects on terms identical to those in effect immediately prior to the consummation of the transactions contemplated hereby. Neither the Company nor, to the knowledge of the Company, the other party thereto is in breach of or default under any license, sublicense or other Contract covering or relating to any Licensed Software and Intangibles or has performed any act or omitted to perform any act which, with notice or lapse of time or both, will become or result in a material violation, breach or default thereunder. No Proceeding is pending or, to the knowledge of the Company, is being or has been threatened nor has any claim or demand been made, which challenges the legality, validity, enforceability or ownership of any license, sublicense or other Contract covering or relating to any Licensed Software and Intangibles.

(f) None of the Owned Software and Intangibles (including any images, phrases or other writings incorporated into or included with or on any product of the Company or included or shown on any Company Web Site, print catalog or other marketing materials (collectively, “Product Images”) and none of the other Software or Intangibles (including any Product Images) held or used by the Company or their respective past or current uses, has misappropriated, violated, interfered with, or infringed upon, or is misappropriating, violating, interfering with, or infringing upon, any Software, technology, patent, copyright, trade secret or other Intangible of any Person. None of the Owned Software and Intangibles (including any Product Images) and none of the other Software or Intangibles (including any Product Images) held or used by the Company, is subject to any Judgment. Except as set forth on Section 2.13 of the Company Disclosure Letter, no Proceeding is pending or, to the knowledge of Company, is threatened, nor has any claim or demand been made, which challenges or challenged the legality, validity, enforceability, use or exclusive ownership by the Company of any of the Owned Software and Intangibles (including any Product Images) or the other Software and Intangibles (including any Product Images) held or used by the Company. To the knowledge of Company, no Person is misappropriating, violating, interfering with, or infringing upon, or has misappropriated, violated, interfered with, or infringed upon at any time, any of the Owned Software and Intangibles (including any Product Images).

(g) The Company has adequately maintained all material trade secrets and copyrights and other material Intellectual Property Rights it possesses with respect to the Software and Intangibles (including any Product Images) owned, held, or used by the Company. Except as set forth on Section 2.13 of the Company Disclosure Letter, the Company has not disclosed or delivered to any escrow agent or to any other Person, or permitted the disclosure to any escrow agent or to any other Person of, and has taken all reasonable precautions to prevent the disclosure of the object code or the source code (or any aspect or portion thereof) for or relating to any Software, other than in the ordinary course of business to contractors subject to customary confidentiality agreements. To the Company’s knowledge, the trade secrets included in the Company Intangibles are not part of the public knowledge or literature, and, have not been used, divulged, or appropriated either for the benefit of any Person (other than the Company) or to the detriment of the Company’s businesses. All necessary registration, maintenance and renewal fees currently due in connection with all material Company Owned Intangibles have been made, all formal legal requirements (including the timely post-registration applications) have been met, and all necessary documents, recordations and certificates in connection with such Intangibles have been filed with the relevant patent, trademark or other authorities in the U.S. or foreign jurisdictions, as the case may be, for the purposes of perfecting and maintaining all Intellectual Property Rights in such Intangibles.

(h) None of the Owned Software and Intangibles listed or required to be listed on Section 2.13 of the Company Disclosure Letter is owned by or registered in the name of any Person, other than the Company, nor does any Person, other than the Company, have any interest therein or right thereto, including the right to royalty payments.

(i) To the knowledge of the Company, except with respect to demonstration or trial copies, no portion of any Owned Software and Intangibles currently used in the Company businesses contains any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that do or that are designed to permit unauthorized access to or damage, interfere with, intercept, disable or erase software, hardware, or data without the consent of the user.

(j) Set forth on Section 2.13 of the Company Disclosure Letter are all Internet domain names held for use by the Company in connection with the Company’s businesses or licensed to or registered by the Company (“Domain Names”). The Company is the registrant of all Domain Names, and all registrations of Domain Names are in good standing until such dates as set forth on Section 2.13 of the Company Disclosure Letter. No action has been taken by the Company or, to the knowledge of Company, by any other Person to challenge rights to, suspend, cancel or disable any Domain Name, any registration therefor, or the right of the Company to hold or use a Domain Name. The Company has all right, title and interest in and to, and rights to the Domain Names on the Internet except for security interests granted under the Revolving Credit Facility.

(k) To the knowledge of the Company, there is no governmental prohibition or restriction on the use of any of the Company Intangibles in any jurisdiction in which the Company conducts business or in which the Company’s products or services are made available or used or on the export or import of any of the Company Intangibles from or to any jurisdiction in which the Company conducts business or into or from which any of the Company Intangibles are imported or exported.

(l) Except as disclosed on Section 2.13 of the Company Disclosure Letter, the Company is the sole owner of, and has good and marketable title to, and all right, title and interest in and to all databases (including mailing lists and customer lists) currently held or used in the Company’s business, except for security interests granted under the Revolving Credit Facility. Except as specified on Section 2.13 of the Company Disclosure Letter, no Person other than the Company has any right or interest of any kind or nature in or to such databases, except for security interests granted under the Revolving Credit Facility. To the knowledge of Company, no Person (i) is violating or infringing upon, or has violated or infringed upon at any time, any right of the Company in or to such databases; or (ii) is breaching or has breached at any time any duty or obligation owed to the Company in respect of such databases. To the knowledge of the Company, neither the past nor current use of any such database or the information contained therein in the Company’s business (i) has violated or infringed upon, or is violating or infringing upon, the rights of any Person; or (ii) breaches any duty or obligation owed to any Person; or (iii) violates the privacy or any Law relating to the privacy of any Person.

(m) The Company maintains in connection with its operations, activity, conduct, and business on the World Wide Web (“Web”) and any and all other applicable Internet operations, activity, conduct, and business, at all times during such operations, activity, conduct, and business, a written privacy statement or policy governing the collection, maintenance, and use of data and information collected from users of Web sites owned, operated, or maintained by, on behalf of, or for the benefit of the Company in connection with or related to the Company’s business (“Company Web Sites”). At all times during the Web or Internet operations, activity, conduct, or business of the Company, the privacy statement or policy of each of the Company has been conspicuously made available to users of Company Web Sites. Such statement or policy, along with the collection, maintenance, and use of user data and information and transfer thereof by the Company to the Parent and the Surviving Corporation under this Agreement, complies in all respects with all applicable Laws, including without limitation Laws of the U.S. Federal Trade Commission. A true and correct copy, and the effective date, of each privacy statement or policy of the Company is attached to Section 2.13 of the Company Disclosure Letter, Except as set forth on Section 2.13 of the Company Disclosure Letter, the Company has not collected, maintained or used and does not collect, maintain or use data and information collected from users of Company Web Sites other than in accordance with the terms of the privacy statement or policy of the Company.

2.14 Contracts.

(a) Section 2.14 of the Company Disclosure Letter contains an accurate and complete list of all of the following types of Contracts to which Company is a party or by which Company is bound (collectively, the “Specified Contracts”): (i) customer Contracts; (ii) any Contracts relating to or evidencing any strategic alliance between Company and any third party; (iii) Contracts (including options) for the purchase or lease of Real Property; (iv) loan agreements, mortgages, notes, guarantees and other financing Contracts; (v) Contracts for the purchase, lease, support and/or maintenance of computer equipment and other equipment and which require payment by any party in excess of $25,000 per year (or $75,000 per year for any series of related Contracts); (vi) Contracts for the purchase, license, distribution, support, lease and/or maintenance of Software or Intangibles under which the Company is the purchaser, licensee, lessee or user and other supplier Contracts except for Off-the Shelf Software;

(vii) employment (including offer letters), severance, consulting, restrictive covenant, independent contractor and sales representative Contracts (excluding Contracts which constitute Employee Benefit Plans listed on Section 2.16 of the Company Disclosure Letter, and excluding oral Contracts with employees for “at will” employment terminable without penalty); (viii) Contracts under which any rights in and/or ownership of any part of the customer base, business or Assets of Company, or any shares or other ownership interests in Company (or any of its predecessors) were obtained or acquired; (ix) Contracts containing clauses that prohibit or restrict Company from soliciting any employee or customer of any other Person or otherwise prohibiting or restricting Company from engaging in any business or disclosing any information in its possession (excluding Contracts with customers which contain provisions prohibiting solicitation of such customer’s employees or use or disclosure of such customer’s information); (x) any Contract (including service Contracts) that may not be terminated by the Company without payment or penalty of $25,000 or more; (xi) any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $25,000 in the aggregate (or $75,000 in the aggregate for any series of related Contracts), or contemplates or involves the performance of services having a value in excess of $25,000 in the aggregate (or $75,000 in the aggregate for any series of related Contracts); (xii) any Contract that could reasonably be expected to have a Company Material Adverse Effect; (xiii) any settlement Contract or release or any Contract in which the Company agrees to indemnify, defend or hold harmless any Person, including directors and officers of the Company; (xiv) any Contract with an Affiliate of the Company and (xv) other Contracts material to the Company Business (excluding Contracts which constitute Insurance Policies listed on Section 2.20 of the Company Disclosure Letter). A description of each oral Specified Contract is included on Section 2.14 of the Company Disclosure Letter, and true and correct copies of each written Specified Contract have been delivered to Parent, except Specified Contracts with customers have been made available to Parent.

(b) Except as set forth on Section 2.14 of the Company Disclosure Letter: (i) each Specified Contract is valid and in full force and effect, and is enforceable by the Company in accordance with its terms in all material respects; (ii) Company has not, and to the knowledge of Company, no Person has violated, breached, or declared or committed any material default under, any Specified Contract; (iii) no event has occurred, and no circumstance or condition exists, that might (with or without notice or lapse of time) (A) result in a material violation or breach of any of the provisions of any Specified Contract, (B) give any Person the right to declare a default or exercise any material remedy under any Specified Contract, (C) give any Person the right to accelerate the maturity or performance of any Specified Contract, (D) give the Company or any other Person, the right to cancel, terminate or modify in any material respect any Specified Contract, or (E) give any Person any right to be indemnified, defended, released, or held harmless under any Specified Contract; (iv) the Company has not received any notice or other communication (in writing or otherwise) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Specified Contract which would give any Person the right to terminate the Specified Contract; and (v) the Company has not waived any of its material rights under any Specified Contract. Without limiting the generality of the foregoing, the Company has completed and complied with all of its Obligations with respect to capital expenditures and process improvement under its Contracts, as amended, with Ann Taylor Retail, Inc. and has provided written confirmation thereof to Ann Taylor Retail, Inc.

(c) The performance of the Specified Contracts in accordance with their respective terms will not result in any material violation of or failure to comply with any Judgment or Law applicable to the Company on or prior to the Effective Time.

(d) Except as set forth on Section 2.14 of the Company Disclosure Letter, no Person is renegotiating, or has the right to renegotiate, any amount paid or payable to the Company under any Specified Contract or any other term or provision of any Specified Contract. To the knowledge of the Company, the Specified Contracts are all the Contracts necessary and sufficient to operate the Company Business in all material respects as it is currently conducted. Except as set forth on Section 2.14 of the Company Disclosure Letter, there are no currently outstanding proposals or offers submitted by the Company to any customer, prospect, supplier or other Person which, if accepted, would result in a legally binding Contract of the Company involving an amount or commitment exceeding $25,000 in any single case or an aggregate amount or commitment exceeding $75,000.

(e) The Term Loan has been terminated, Company has paid in full all principal, interest, fees, penalties and other amounts payable under the Term Loan and all Encumbrances granted thereunder have been discharged and released. Company has provided Parent adequate documentary evidence of the foregoing.

2.15 Employees and Independent Contractors.

(a) Section 2.15 of the Company Disclosure Letter sets forth an accurate and complete list of: (A) all of the employees of the Company (including any employee who is on a leave of absence or on layoff or disability status) and (i) their titles or responsibilities; (ii) their employment location; (iii) their dates of hire; (iv) their current salaries or wages and commission or incentive plan and all material bonuses, commissions and incentives paid at any time during the past twelve (12) months; (v) their last compensation changes and the dates on which such changes were made; (vi) any specific bonus, commission or incentive plans or agreements for or with them; (vii) each Employee Benefit Plan in which they participate; (viii) any Governmental Authorization that is held by them and that relates to or is useful in connection with any part of the Company; and (ix) any outstanding loans or advances made to them and the repayment terms and (B) all sales representatives, consultants and independent contractors engaged by the Company and (i) their state or country of residence; (ii) their payment arrangements; (iii) a brief description of their jobs or projects currently in progress; and (iv) material Contract terms, including termination provisions.

(b) Section 2.15 of the Company Disclosure Letter contains a list of the names, locations, and termination dates of all employees separated from their employment with the Company during the ninety (90) day period prior to the date hereof (which list shall be updated at Closing to include the period from the date of this Agreement to the Effective Time). Except as set forth on such list, during the ninety (90) day period prior to the date hereof, the Company has not had an “employment loss” within the meaning of the WARN Act or any similar Law. All terminations of employees were effected in compliance with WARN and, in all material respects, with other applicable Laws.

(c) Except as limited by the specific and express terms of any employment Contracts set forth on Section 2.14 of the Company Disclosure Letter, and except for any limitations of general application which may be imposed under applicable employment Laws, the Company has the right to terminate the employment of each of its employees at will and to terminate the engagement of any of its sales representatives, consultants and independent contractors, in each case without payment to such employee or independent contractor (other than for services rendered through termination) and without incurring any penalty or liability other than liability for severance pay in accordance with the Company’s severance pay policy described in Section 2.15 of the Company Disclosure Letter.

(d) Except as set forth in Section 2.15 of the Company Disclosure Letter, the Company is in compliance in all material respects with all Laws relating to labor, compensation, employee benefits, leave of absence, non-discrimination, health and safety, and employment practices. Company has delivered to Parent accurate and complete copies of all employee manuals and handbooks, policy statements and other materials relating to the employment of the current and former employees of the Company.

(e) The Company has never been a party to or bound by any union or collective bargaining Contract, nor is any such Contract currently in effect or being negotiated by or on behalf of the Company. No employee of the Company is represented by a union or labor organization or subject to a collective bargaining agreement. There is not presently pending or existing, and to the knowledge of Company, there is not threatened, any organizing effort, question concerning representation, or application for certification or decertification of a collective bargaining agent. Since its formation, the Company has not experienced any labor problem that was or is material to it except as set forth in Section 2.15 of the Company Disclosure Letter,.

(f) No officer of the Company: (i) to the knowledge of the Company, has received since January 1, 2007 an offer to join a business that may be competitive with the Company or the Company Business and (ii) is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have an adverse effect on (A) the performance by such officer of any of his duties or responsibilities as an employee of the Company, or (B) any of the businesses or operations of the Company.

(g) Except as set forth on Section 2.15 of the Company Disclosure Letter, each of the Company’s current and past employees, consultants and contractors who have provided sales, account management or technology services to or for the Company have signed agreements with the Company containing restrictions that adequately protect the proprietary and confidential information of the Company and vests in the Company the full ownership of items developed by such Person.

(h) Except as set forth on Section 2.15 of the Company Disclosure Letter, since January 1, 2007, no employee of the Company having an annual salary of $50,000 or more has indicated an intention to terminate or has terminated his or her employment with the Company.

(i) The Company has at all times maintained proper workers compensation insurance coverage for all of its employees and has provided to Parent copies of all such current policies, a listing of current claims and a specification of all current experience ratings. All open workers compensation claims as of June 30, 2008 have been properly reserved on the Latest Balance Sheet balance sheet of the Company and all open workers compensation claims incurred since June 30, 2008 have been properly reserved on the Company’s books. A true, correct and complete copy of the loss runs from each of the Company’s workers compensation insurance carriers, reflecting the most current information available from such carriers, is attached to Section 2.15 of the Company Disclosure Letter.

(j) The Company’s Officer Retention Plan and the awards made thereunder (except the Company Restricted Stock Awards described in the last sentence of this Subsection (j)) will be terminated prior to or at the Effective Time. The Company has received the written consents and releases of each of the participants in such plan to such termination, copies of which have been delivered to Parent. No amounts are payable under the Officer Retention Plan by reason of this Agreement or the Merger or otherwise, except that Company Restricted Stock Awards consisting of 88,652 shares of restricted Company Common Stock made to each of Messrs. Hanger, Toner and McMurphy in April 2007 shall vest upon the completion of the Merger.

(k) Section 2.15 of the Company Disclosure Letter sets forth an accurate description of the Company’s 2008 bonus plan (the “Company 2008 Bonus Plan”), including the employees eligible to participate, the Company goals under which bonuses are payable and the methodology to calculate bonus amounts payable in the aggregate and to individual participants.

2.16 Employee Benefit Plans.  Section 2.16 of the Company Disclosure Letter sets forth an accurate and complete list and brief description of all of the Employee Benefit Plans which the Company, or any ERISA Affiliate, sponsors, maintains or contributes to, is required to contribute to, or has liability under, for the benefit of present or former employees of the Company and/or its ERISA Affiliates (referred to collectively as the “Company’s Employee Benefit Plans” and individually as a “Company’s Employee Benefit Plan”). Accurate and complete copies of all of the Company’s Employee Benefit Plans have been provided to Parent and Acquisition Sub as well as the most recent and currently effective determination letter issued, if any, or if none, Internal Revenue Service (“IRS”) opinion or advisory letter issued with respect to a Company’s Employee Benefit Plan that is intended to be a qualified plan within the meaning of Section 401(a) of the Code, all pending applications for rulings, determination letters, opinions, no action letters and similar documents filed with any Governmental Body (including the Department of Labor and the IRS), trust documents, amendments, summary plan descriptions, summaries of material modifications, executed award agreements, employment agreements, service agreements, stop loss insurance policies, all related contracts and documents (including, but not limited to, all compliance reports and testing results for the past three years, employee summaries and material employee communications), all closing letters, audit finding letters, SEC filings, pleadings or correspondence regarding any pending or threatened claims/litigations or other matters alleging a prohibited transaction or breach of fiduciary duty within the last three years, any committee meeting minutes since February 11, 2002 relating to a Company Employee Benefit Plan, revenue agent findings and similar documents. Except as set forth in Section 2.16 of the Company Disclosure Letter, none of Company’s Employee Benefit Plans is subject to Title IV of ERISA or Code Section 412. Except as set forth in Section 2.16 of the Company Disclosure Letter, none of Company’s Employee Benefit Plans is a Multiemployer Plan under Code Section 414(f). Except as set forth in Section 2.16 of the Company Disclosure Letter, none of Company’s Employee Benefit Plans provides a self-insured benefit. Except as set forth in Section 2.16 of the Company Disclosure Letter, neither the Company nor any ERISA Affiliate has proposed any Employee Benefit Plan which it plans to establish, sponsor, maintain or to which it will be required to contribute. Except as set forth in Section 2.16 of the Company Disclosure Letter, each of Company’s Employee Benefit Plans that provides a self-insured health benefit is subject to a stop-loss insurance policy in which Company is an insured party and no facts exist which could form the basis for any denial of coverage under such policy. With respect to Company’s Employee Benefit Plans, Company and each ERISA Affiliate will have made, on or before the Closing Date, all material payments (including premium payments with respect to insurance policies) required to be made by them on or before the Closing Date and will have accrued (in accordance with GAAP) as of the Closing Date all material payments (including premium payments with respect to insurance policies) due but not yet payable as of the Closing Date. There has not been, nor will there be, any Accumulated Funding Deficiencies (as defined in ERISA or the Code) or waivers of such deficiencies. Company has delivered to Parent and Acquisition Sub an accurate, complete and executed copy of the three most recent Annual Reports (Form 5500 series), accompanying schedules and any other form or filing required to be submitted to any Governmental Body with regard to each of Company’s Employee Benefit Plans and the most current actuarial report, if any, with regard to each of the Company’s Employee Benefit Plans. All of Company’s Employee Benefit Plans are, and have been, operated in material compliance with their provisions and with all applicable Laws including but not limited to, ERISA (including Sections 206(g), 302 and 303, without regard to waivers and variances) and the Code (including Sections 412, 430 and 436, without regard to waivers and variances) and the regulations and rulings thereunder. With respect to each of Company’s Employee Benefit Plans that is intended to be a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, each such association has been determined by the IRS to have such status. The Company, its ERISA Affiliates, and all fiduciaries of Company’s Employee Benefit Plans have complied in all material respects with the provisions of Company’s Employee Benefit Plans and with all applicable Laws including but not limited to ERISA and the Code. There would be no material Obligation of Company or any ERISA Affiliate under Title IV of ERISA if any of Company’s Employee Benefit Plans were terminated as of the Closing Date. Neither Company nor any ERISA Affiliate has incurred, or will incur, any material withdrawal liability, nor does Company nor any ERISA Affiliate have any material contingent withdrawal liability, under ERISA, to any Multiemployer Plan (as defined in ERISA). Neither the Company nor any ERISA Affiliate has incurred any Obligation to the Pension Benefit Guaranty Corporation. Except as set forth in Section 2.16 of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby either solely as a result thereof or in conjunction with any other events will result in, or constitute an event which, with the passage of time or the giving of notice or both will (i) result in any payment (including any severance, unemployment compensation, golden parachute payment, or “excess parachute payment” within the meaning of Section 280G of the Code) becoming due from the Company or any ERISA Affiliate under any of Company’s Employee Benefit Plans, (ii) increase any benefits otherwise payable under any of Company’s Employee Benefit Plans, (iii) result in the accelerated vesting of, any payment or benefit to any employee, officer, director or consultant of the Company, or (iv) result in the acceleration of the time of payment or vesting of any such benefits to any extent. There are no pending Proceedings that have been asserted or instituted against any of Company’s Employee Benefit Plans, the assets of any of the trusts under such plans, the plan sponsor, the plan administrator or any fiduciary of any such plan (other than routine benefit claims), and, to the knowledge of the Company, there are no facts which could form the basis for any such Proceeding. There are no investigations or audits by any Governmental Body of any of Company’s Employee Benefit Plans, any trusts under such plans, the plan sponsor, the plan administrator or any fiduciary of any such plan that have been instituted or, to the knowledge of the Company, threatened and, to the knowledge of the Company, there are no facts which could form the basis for any such investigation or audit. Each Company’s Employee Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) has been operated since January 1, 2005 in good faith compliance with Code Section 409A and the rules and regulations issued thereunder. No stock option or equity unit option granted under any Company’s Employee Benefit Plan has an exercise price that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation that could render the grant subject to Section 409A of the Code.

2.17 Customers and Suppliers.  Section 2.17 of the Company Disclosure Letter contains an accurate and complete list of all current customers, material prospects and material suppliers of the Company. Except as set forth on Section 2.17 of the Company Disclosure Letter, since January 1, 2007, there has been no termination, cancellation or material curtailment of the business relationship of the Company with any customer or material supplier or group of affiliated customers or material suppliers and to the knowledge of Company, none of the customers or material suppliers of the Company has given notice or otherwise indicated to the Company that (i) it will or intends to terminate or not renew its Contract with the Company before the scheduled expiration date, (ii) it will or intends to otherwise terminate its relationship with the Company, or (iii) it will or intends to otherwise reduce the volume of business transacted with the Company materially below historical levels.

2.18 Taxes.

(a) Except as set forth on Section 2.18 of the Company Disclosure Letter: (i) the Company has properly and timely filed all Tax Returns required to be filed by it, all of which were prepared and completed in all material respects in compliance with all applicable Law; (ii) the Company has paid all Taxes required to be paid by it (whether or not shown on a Tax Return) except for any unpaid Taxes for which an appropriate reserve has been made on the Latest Balance Sheet; (iii) there is no reasonable basis for any Tax deficiency or adjustment to be assessed against the Company; and (iv) there are no agreements or waivers currently in effect that provide for an extension of time for the assessment of any Tax against the Company.

(b) Except as set forth on Section 2.18 of the Company Disclosure Letter, no audits or other administrative proceedings or court proceedings have ever been conducted, are presently pending or, to the knowledge of the Company, threatened with regard to any Taxes or Tax Return of the Company or any affiliated, consolidated, combined or unitary group of which the Company is or was a member and, to the knowledge of the Company, no material issues have been raised by any Governmental Body or Taxing authority in connection with any Tax or Tax Return. No written notice has ever been received from a Governmental Body or Taxing authority in a jurisdiction where a Tax Return is not filed by or on behalf of the Company that the Company is subject to Tax in that jurisdiction.

(c) Parent has received complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of the relating to the taxable periods ending after December 31, 2003 and (ii) any audit report issued within the last five years relating to any material Taxes due from or with respect to the Company.

(d) The Company has never been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than as a common parent corporation.

(e) The Company is not obligated by any contract, agreement or other arrangement to indemnify any other person with respect to Taxes. The Company is not now, and has never been, a party to or bound by any contract, agreement or other arrangement (whether or not written) that (i) requires the Company to make any Tax payment to or for the account of any other Person, (ii) affords any other Person the benefit of any net operating loss, net capital loss, investment Tax credit, foreign Tax credit, charitable deduction or any other credit or Tax attribute which could reduce Taxes (including, without limitation, deductions and credits related to alternative minimum Taxes) of the Company or any or (iii) requires or permits the transfer or assignment of income, revenues, receipts or gains to the Company from any other Person.

(f) Except as disclosed on Section 2.18 of the Company Disclosure Letter, no amount paid or payable by the Company or any of in connection with the transactions contemplated hereby either solely as a result thereof or in conjunction with any other events will be an “excess parachute payment” within the meaning of Section 280G of the Code. Except as disclosed on Section 2.18 of the Company Disclosure Letter, there is no agreement, plan, arrangement or other contract covering any employee or independent contractor or former employee or former independent contractor of the Company that, considered individually or considered collectively with any other such agreement, plan, arrangement or other contract, will, or would reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code, nor will the Company be required to “gross up” or otherwise compensate or reimburse any such person because of the imposition of any excise tax.

(g) The Company is not, and has not been, a United States real property holding company within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) The Company has not been the “distributing company” (within the meaning of Section 355(a)(1) of the Code) nor the “controlled corporation” (within the meaning of Section 355(a)(1) of the Code) (i) within the two-year period ending as of the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a

“plan” or “series of transactions” (within the meaning of Section 355(e) of the Code) in conjunction with this Agreement.

(i) Except as set forth on Section 2.18 of the Company Disclosure Letter, there are no Tax liens or other Tax Encumbrances upon any Asset or property of the Company except liens for Taxes not yet due and payable, or that are being contested in good faith by appropriate proceedings and for which appropriate reserves appear on the Latest Balance Sheet and which if related to business Taxes are described in the Company Disclosure Letter.

(j) The Company has not agreed to make, nor is it required to make, any adjustment under Section 481(a) of the Code (or any similar provision of state, local or foreign law) by reason of a change in accounting method or otherwise, and the Internal Revenue Service has not proposed any such adjustment or change in accounting method. The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income Tax law); (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date or (iv) intercompany transactions or any excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law).

(k) The Company is not subject to any private letter ruling of the Internal Revenue Service or comparable rulings of other Taxing Authorities. Except as set forth on Section 2.18 of the Company Disclosure Letter, the Company has not granted any powers of attorney with respect to Tax matters that are currently in force.

(l) Except as set forth on Section 2.18 of the Company Disclosure Letter, the Company has complied (and until the Effective Time will comply) in all material respects with the provisions of the Code relating to the withholding and payment of Taxes, including, without limitation, the withholding and reporting requirements under Code sections 1441 through 1464, 3401 through 3406, and 6041 through 6049, as well as similar provisions under any other laws, and have, within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper Governmental Bodies and Taxing authorities all amounts required. The Company has undertaken in good faith to appropriately classify all service providers as either employees or independent contractors for all Tax purposes.

(m) The Company (i) has disclosed to the Internal Revenue Service on the appropriate Tax Returns any Reportable Transaction in which it has participated and (ii) has retained all documents and other records pertaining to any Reportable Transaction in which it has participated, including documents and other records listed in Treasury Regulation Section 1.6011-4(g) and any other documents or other records which are related to any Reportable Transaction in which it has participated but not listed in Treasury Regulation Section 1.6011-4(g). For purposes of this Agreement, the term “Reportable Transaction” shall mean any transaction listed in Treasury Regulation Section 1.6011-4(b).

(n) The Company has not or has it ever had a permanent establishment or other taxable presence in any foreign country, as determined pursuant to applicable foreign law and any applicable Tax treaty or convention between the United States and such foreign country.

(o) No Employee Benefit Plan or other agreement, policy or arrangement between the Company and any “service provider” (as such term is defined in Section 409A of the Code and the Treasury Regulations and Internal Revenue Service guidance thereunder) would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the consummation of the transactions contemplated hereby or otherwise. The Company is not a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of the tax imposed by Section 409A(a)(1)(B) of the Code. The exercise price of any stock option issued by the Company to any Person was not less than the fair market value of the Company Common Stock on the date that such stock option was granted.

(p) The unpaid Taxes of the Company (i) did not, as of September 30, 2007, exceed the reserve for Taxes (rather than any reserve for deferred Taxes established to reflect timing differences between book an Tax income) set forth on the Latest Balance Sheet and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past practice of the Company in filing its Tax Returns. Since the September 30,

2007, the Company has not incurred any liability for Taxes outside of the ordinary course of business, consistent with past practice.

2.19 Proceedings and Judgments.

(a) Except as set forth on Section 2.19 of the Company Disclosure Letter: (i) no Proceeding (including a Proceeding commenced by the SEC or Nasdaq) is currently pending or, to the knowledge of Company, threatened, nor has any Proceeding occurred or been pending at any time since January 1, 2003 to which the Company is or was a party; (ii) no Judgment is currently outstanding, nor has any Judgment been outstanding at any time since January 1, 2003 against the Company; and (iii) no breach of contract, breach of warranty, tort, negligence, infringement, product liability, discrimination, wrongful discharge, unfair labor practice, OSHA complaint or other claim of any nature has been asserted or, to the knowledge of Company, threatened by or against the Company at any time since July 1, 2003, and to the knowledge of the Company, there is no basis for any such claim which could be material to the Company. Except as set forth on Section 2.19 of the Company Disclosure Letter, to the knowledge of Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that might directly or indirectly give rise to or serve as a basis for the commencement of any Proceeding described in this Section 2.19 which could be material to the Company.

(b) As to each matter described on Section 2.19 of the Company Disclosure Letter, accurate and complete copies of all pertinent pleadings, judgments, orders, correspondence and other legal documents have been delivered to Parent.

(c) No executive officer of the Company is subject to any Judgment that prohibits such executive officer from engaging in or continuing any conduct, activity or practice relating to any of the businesses of the Company.

2.20 Insurance.  Section 2.20 of the Company Disclosure Letter contains an accurate and complete list and brief description of all Insurance Policies (excluding Insurance Policies that constitute any Company’s Employee Benefit Plans described in Section 2.16 of the Company Disclosure Letter) currently owned or maintained by the Company and all liability and errors and omissions Insurance Policies owned or maintained by the Company and its predecessors (if any) at any time since January 1, 2003. Except as indicated on Section 2.20 of the Company Disclosure Letter, all such Insurance Policies are on an “occurrence” rather than a “claims made” basis. Accurate and complete copies of all Insurance Policies described or required to be described on Section 2.20 of the Company Disclosure Letter have been delivered to Parent. Each such Insurance Policy is in full force and effect; the Company has not received notice of cancellation with respect to any such Insurance Policy; and, to the knowledge of Company, there is no basis for the insurer thereunder to terminate any such Insurance Policy. Except as set forth on Section 2.20 of the Company Disclosure Letter, there are no claims that are pending under any of the Insurance Policies described on Section 2.20 of the Company Disclosure Letter or any Insurance Policy previously owned or maintained by the Company. The Company has delivered the appropriate notices of claims to the applicable insurance carriers with respect to each of the Dadante Litigation Matters, copies of which notices have been delivered to Parent.

2.21 Questionable Payments.  The Company has not and, to the knowledge of the Company, no current or former director, executive, officer, representative, agent or employee of the Company (when acting in such capacity or otherwise on behalf of the Company or any of its predecessors) has (a) used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees; (c) violated any provision of the Foreign Corrupt Practices Act of 1977; (d) established or maintained any unlawful or unrecorded fund of corporate monies or other properties; (e) made any false or fictitious entries on the books and records of the Company; or (f) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature using corporate funds or otherwise on behalf of the Company; or (g) made any material favor or gift that is not deductible for federal income tax purposes using corporate funds or otherwise on behalf of the Company.

2.22 Related Party and Affiliate Transactions.  Except as set forth in Section 2.22 of the Company Disclosure Letter or the Company SEC Documents, since the date of Company’s last proxy statement filed with the

SEC, no event has occurred that would be required to be reported by Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

2.23 Authority; Binding Nature of Agreement.  The Company has the corporate right, power and authority to enter into and, subject to obtaining the Required Company Shareholder Vote, to perform its obligations under this Agreement and the transactions contemplated hereby. The board of directors of the Company (at a meeting duly called and held) has: (a) unanimously determined that the Merger is advisable and fair to, and in the best interests of, the Company and its shareholders; (b) unanimously authorized and approved the execution, delivery and performance of this Agreement by the Company and unanimously approved the Merger; and (c) unanimously recommended the adoption of this Agreement by the holders of Company Common Stock and directed that this Agreement and the Merger be submitted for consideration by the Company’s shareholders at the Company Shareholders Meeting. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery thereof by Parent and Acquisition Sub, this Agreement is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

2.24 Anti-Takeover Laws Not Applicable.  As of the date hereof and at all times on or prior to the Effective Time, the board of directors of the Company has and will take all actions so that the restrictions and requirements (including requirements relating to shareholder approval) applicable to business combinations and acquisitions of shares contained in Sections 14-2-1110 et seq. and 14-2-1131 et seq. of the GBCC are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Ancillary Agreements and to the consummation of the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements. The Company’s board of directors (at a meeting duly called and held) has approved the Merger, this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby for the purpose of any “moratorium”, “control share”, “fair price” or other antitakeover laws or regulations of any state (including Sections 14-2-1110 et seq. and 14-2-1131 et seq. of the GBCC) (collectively the “Takeover Laws”). Prior to the execution of the Ancillary Agreements, the board of directors of the Company unanimously approved the Ancillary Agreements to which the Company is a party and the transactions contemplated thereby. No Takeover Laws apply, or purport to apply, to the Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby.

2.25 Vote Required.  The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Shareholders Meeting and Entitled to Vote (the “Required Company Shareholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement, approve the Merger or consummate any of the other transactions contemplated by this Agreement.

2.26 Non-Contravention; Consents.  Subject in the case of the Merger to the adoption of this Agreement by the holders of the Company Common Stock, neither (i) the execution, delivery or performance of this Agreement, nor (ii) the consummation by the Company of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any of the provisions of the articles or certificate of incorporation or formation, bylaws or other charter or organizational documents of the Company, or (ii) any resolution adopted by the shareholders, the board of directors or any committee of the board of directors of the Company;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company, or any of the Assets owned or used by the Company, is subject, in each case excluding as a result or pursuant to any Excluded Laws;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any material Governmental Authorization that is held by the Company or that otherwise relates to the business of the

Company or to any of the Assets owned or used by the Company, in each case excluding as a result or pursuant to any Excluded Laws;

(d) except as set forth in Section 2.26(d) of the Company Disclosure Letter, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any material Specified Contract to which the Company is a party or is bound, or give any Person the right to (i) declare a default (or give rise to any right of termination, amendment, cancellation or acceleration) or exercise any remedy under any such material Specified Contract, (ii) a rebate, chargeback, penalty or change in delivery schedule under any such material Specified Contract, (iii) accelerate the maturity or performance of any such material Specified Contract, or (iv) cancel, terminate or modify any term of such material Specified Contract; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any Asset owned or used by the Company; or

(f) result in, or increase the likelihood of, the disclosure or delivery to any escrowholder or other Person of any source code for or relating to any past, present or future product of the Company or any portion or aspect of such source code or of the Company).

Except as may be required by the Exchange Act, the GBCC, the listing standards of Nasdaq, or any antitrust law or regulation, including the HSR Act and the Financial Industry Regulatory Authority Bylaws (collectively, the “Excluded Laws”), the Company was not, is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (x) the execution, delivery or performance of this Agreement by the Company, or (y) the consummation by the Company of the Merger or any of the other transactions contemplated by this Agreement.

2.27 Fairness Opinion.  The Company’s board of directors has received the written opinion (or oral opinion to be confirmed in writing) of Houlihan Lokey Howard & Zukin Capital, Inc., financial advisor to the Company, dated October 5, 2008, to the effect that, subject to the assumptions, limitations, qualifications and other matters stated therein, as of the date of such opinion, the Per Share Merger Consideration to be received by the holders of the Company Common Stock, other than Dorfman, in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will promptly furnish a true and correct copy of such written opinion to Parent, it being agreed that Parent and its affiliates have no right to rely upon such opinion.

2.28 Financial Advisory and Other Fees.

(a) Except as set forth in Section 2.28 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s, advisory or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The total of all fees, commissions and other amounts that have been paid by the Company to Houlihan Lokey Howard & Zukin Capital, Inc. and its affiliates and all fees, commissions and other amounts that may become payable to Houlihan Lokey Howard & Zukin Capital, Inc. and its affiliates by the Company if the Merger is consummated will not exceed the amount set forth in Section 2.28 of the Company Disclosure Letter. The Company has furnished to Parent accurate and complete copies of all agreements under which all fees, commissions and other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of Houlihan Lokey Howard & Zukin Capital, Inc.

(b) The aggregate amount of legal fees paid or payable by the Company to its counsel in connection with the Merger and the transactions contemplated hereby shall be billed at such counsel’s standard hourly billing rates as then in effect, and all such legal fees shall be reasonably documented. In addition, such fees may include: (i) reasonable expenses and out-of-pocket disbursements billed by such counsel in accordance with its standard billing practices, and (ii) legal fees incurred in connection with any litigation that may arise out of the Merger or the transactions contemplated hereby.

2.29 Financial Advisory Agreements.  Except as set forth in Section 2.28, the Company has no obligation or liability of any nature under, or with respect to, any brokerage agreement, finders agreement, placement agency agreement, financial advisory agreement, underwriting agreement or similar agreement.

2.30 Full Disclosure.

(a) The Company Disclosure Letter and the copies of documents attached to the Company Disclosure Letter or otherwise delivered or provided to Parent or any of its Representatives in connection with this Agreement or the transactions contemplated hereby and listed in the Company Disclosure Letter are and will be accurate and complete, in all material respects, and are not and will not be missing any written amendments, modifications, correspondence or other related papers which would be pertinent to Parent’s understanding thereof in any material respect. The financial forecasts and projections delivered to Parent represent the most current financial forecasts and projections of the Company.

(b) None of the information to be supplied by or on behalf of Company for inclusion in the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information to be supplied by or on behalf of Company for inclusion in the Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is mailed to the shareholders of the Company or at the time of the Company Shareholders Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Anything in this Section to the contrary notwithstanding, no representation or warranty is made by Company with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus based on information supplied by Parent for inclusion or incorporation by reference in the Form S-4 or Proxy Statement/Prospectus.

Section 3: REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub represent and warrant to the Company as follows:

3.1 Due Organization.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Acquisition Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent, either directly or through one or more wholly-owned subsidiaries, owns all of the issued and outstanding stock of Acquisition Sub. Parent possesses the full corporate power and authority to own its Assets and to conduct its business as and where presently conducted. Parent is duly qualified or registered to do business in each jurisdiction where such qualification or registration is required by applicable Law, except where the failure to be so qualified or registered would not have a Parent Material Adverse Effect.

3.2 Authority; Binding Nature of Agreement.  Parent and Acquisition Sub have the corporate right, power and authority to perform their obligations under this Agreement and the transactions contemplated hereby; and the execution, delivery and performance by Parent and Acquisition Sub of this Agreement have been duly authorized by all necessary action on the part of Parent and Acquisition Sub and their respective boards of directors. This Agreement has been duly executed and delivered by Parent and Acquisition Sub and, assuming due and valid authorization, execution and delivery thereof by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Acquisition Sub, enforceable against them in accordance with its terms. No vote of the holders of Parent’s securities is required to adopt this Agreement, approve the Merger or permit the consummation of any of the other transactions contemplated by this Agreement.

3.3 Non-Contravention; Consents.  Neither the execution and delivery of this Agreement by Parent and Acquisition Sub nor the consummation by Parent and Acquisition Sub of the Merger and the other transaction contemplated by this Agreement will (a) conflict with or result in any breach of any provision of the certificate or articles of incorporation or bylaws of Parent or Acquisition Sub, (b) result in a default by Parent or Acquisition Sub under any Contract to which Parent or Acquisition Sub is a party, except for any default that has not had and will not have a Parent Material Adverse Effect, or (c) result in a violation by Parent or Acquisition Sub of any order, writ, injunction, judgment or decree to which Parent or Acquisition Sub is subject, except for any violation that has not had and will not have a Parent Material Adverse Effect. Except as may be required by the Securities Act, the Exchange Act, state securities or “blue sky” laws, the GBCC, any antitrust law or regulation (including the HSR

Act) and the rules of the Nasdaq, Parent is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution, delivery or performance of this Agreement or the consummation of the Merger.

3.4 Capital Stock.  As of September 27, 2008, the authorized capital stock of Parent consisted of: (i) 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued, outstanding or held in treasury; and (ii) 90,000,000 shares of common stock, par value $0.10 per share, of which 57,557,203 shares were issued and outstanding and 203 shares were held by Parent in its treasury. A sufficient number of shares of Parent Stock have been reserved for issuance as part of the Merger Consideration. As of September 27, 2008, there were 16,075,395 shares of Parent Stock subject to issuance pursuant to stock options, restricted stock units, warrants, stock appreciation rights or other derivative securities. The shares of Parent Stock to be issued in the Merger, when issued, shall be validly authorized, validly issued, fully paid and nonassessable, free and clear of any Encumbrances imposed by Parent.

3.5 Disclosure.  None of the information to be supplied by or on behalf of Parent or Acquisition Sub for inclusion in the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information to be supplied by or on behalf of Parent or Acquisition Sub for inclusion in the Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is mailed to the shareholders of the Company or at the time of the Company Shareholders Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Anything in this Section to the contrary notwithstanding, no representation or warranty is made by Parent with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4 or Proxy Statement/Prospectus.

3.6 Absence of Litigation.  No Proceeding is pending or, to the knowledge of Parent, threatened against Parent or Acquisition Sub that seeks to prevent the consummation of the transactions contemplated hereby or that would reasonably be expected to have a Parent Material Adverse Effect. No Judgment is currently outstanding that could prevent the consummation of the transactions contemplated hereby or that would reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of the Parent, no event has occurred, and no claim, dispute or other condition or circumstance exists, that reasonably is expected to directly give rise to or serve as a basis for the commencement of any Proceeding which could have a Parent Material Adverse Effect.

3.7 Ability to Pay Purchase Price.  Parent has, or will have at the Closing, sufficient liquid cash funds available to pay the Merger Cash Consideration. Parent is able to pay its debts as they become due and is solvent and it will not be rendered insolvent as a result of the transactions contemplated hereby.

3.8 Brokerage Fees.  Parent shall pay any brokerage or finder’s fee of any Person acting on behalf of Parent or Acquisition Sub in connection with the transactions contemplated by this Agreement.

3.9 Compliance with Law.

(a) The operations of the Parent, the conduct of its business, as and where such business has been or presently is conducted, and the ownership, possession and use of its Assets have complied in all material respects and currently do comply in all material respects with all applicable Laws. Since January 1, 2003, Parent has not received any notice from any Governmental Body regarding any actual or possible violation of, or failure to comply in any respect with, any Law that would reasonably be expected to result in a Parent Material Adverse Effect.

(b) Parent holds all material Governmental Authorizations necessary to enable it to conduct its business in the manner in which such business is currently being conducted, including all material Governmental Authorizations required under Environmental Laws. All such Governmental Authorizations are valid and in full force and effect. Parent is, and at all times since January 1, 2003 has been, in compliance in all material respects with the terms and requirements of such Governmental Authorizations. Since January 1, 2003, Parent has not received any written notice from any Governmental Body regarding: (i) any actual or possible violation of or failure to comply in any respect with any term or requirement of any Governmental Authorization; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization that, with respect to clause (i) or (ii), would reasonably be expected to result in a Parent Material Adverse Effect.

3.10 SEC Filings.

(a) Parent has made available to Company, or the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC contains in a publicly available format, accurate and complete copies of all registration statements, definitive proxy statements and other statements, reports, schedules, forms and other documents (and all amendments or supplements thereto excluding exhibits thereto) filed or furnished by Parent with the SEC since December 31, 2006 (the “Parent SEC Documents”). All statements, reports, schedules, forms and other documents required to have been filed or furnished by Parent with the SEC since December 31, 2006 have been so filed or furnished. As of the time it was filed with or furnished to the SEC (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) including, without limitation, with the provisions of SOX; and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements relating to the Parent SEC Documents required by: (1) Rule 13a-14 or 15d-14 under the Exchange Act; or (2) 18 U.S.C. § 1350 (Section 906 of SOX) (collectively, the “Parent Certifications”) was accurate and complete, and complied as to form and content with all applicable legal requirements in effect at the time such Parent Certification was filed with or furnished to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount), and (iii) fairly present in all material respects the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. No financial statements of any Person other than the Parent are required by GAAP to be included in the financial statements of the Parent.

(c) Parent maintains effective disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

3.11 Obligations.  Parent does not have any Obligations other than (i) Obligations identified on the balance sheet included in Parent’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 (including the notes thereto); (ii) Obligations incurred in the ordinary course of business since June 28, 2008; and (iii) Obligations under Contracts, provided that no such Obligation consisted of or resulted from a default under or violation of any such Contract. Except as set forth on the balance sheet included in Parent’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2008, the Company has no borrowed indebtedness including, without limitation, capitalized leases, other than indebtedness incurred in the ordinary course of business since such date.

3.12 No Parent Material Adverse Effect.  Since December 29, 2007 and on or prior to the date of this Agreement, there has not been any Parent Material Adverse Effect, and no event has occurred, and no circumstance has arisen, that alone or in combination with any other events or circumstances, had or would reasonably be expected to have or result in a Parent Material Adverse Effect.

Section 4: CERTAIN COVENANTS OF THE COMPANY

4.1 Access and Investigation.  During the period from the date of this Agreement through the Effective Time (the “Pre-Closing Period”), the Company shall: (a) provide Parent and Parent’s Representatives with reasonable access to the Company’s Representatives, personnel and Assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company during normal business hours; (b) provide Parent and Parent’s Representatives with such copies of, or access to, the existing books, records, Tax Returns, work papers and other documents and information relating to the Company, and with such additional financial, operating and other data and information regarding the Company and its financial condition, as Parent may reasonably request; (c) fully cooperate with Parent in its reasonable investigation of the businesses of the Company; (d) permit Parent and Parent’s Representatives to have reasonable access to the facilities and offices of the Company during normal business hours, to observe the operations of the Company and to conduct engineering and environmental investigations; (e) permit Parent’s senior officers to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers of the Company responsible for the Company’s financial statements and the internal controls of the Company to discuss such matters as Parent may deem necessary or appropriate in order to enable Parent to satisfy its obligations under applicable Law; and (e) permit Parent and its Representatives to contact customers, suppliers and landlords of the businesses of the Company. Without limiting the generality of the foregoing, during the Pre-Closing Period, the Company shall furnish promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed by the Company during the Pre-Closing Period with the SEC (other than reports, schedules, registration statements and documents filed in a publicly available format in the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) database), (ii) a copy of the unaudited monthly balance sheet of the Company and the related unaudited monthly statement of operations, and, if prepared, statement of cash flows, in each case within 15 days after the end of each calendar month; (iii) subject to applicable Law, copies of any notice, report or other document filed with or sent to any Governmental Body on behalf of the Company in connection with the Merger or any of the other transactions contemplated hereby; and (iv) all other information concerning its business, properties and personnel as Parent may reasonably request. In addition, the Company shall during the Pre-Closing Period give prompt written notice to Parent, if it becomes aware of (a) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, (b) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, (c) the occurrence of an event or circumstance that could be reasonably expected to make the timely satisfaction of any of the conditions set forth in Section 6: impossible or unlikely or that has had or would reasonably be expected to have a Company Material Adverse Effect, and (d) the commencement of any litigation or Proceeding against or affecting this Agreement or the Merger. Parent and Acquisition Sub shall during the Pre-Closing Period give prompt written notice to the Company if they become aware of (a) any representation or warranty made by them contained in this Agreement becoming untrue or inaccurate in any material respect, (b) the failure by them to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by them under this Agreement, (c) the occurrence of an event or circumstance that could be reasonably expected to make the timely satisfaction of any of the conditions set forth in Section 6 impossible or unlikely or that has had or would reasonably be expected to have a Parent Material Adverse Effect, and (d) the commencement of any litigation or Proceeding against or affecting this Agreement or the Merger.

Notwithstanding anything in this Section 4.1 to the contrary, no notice, report or document given pursuant to this Section 4.1 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein.

4.2 Operation of the Company’s Business.

(a) During the Pre-Closing Period: (i) the Company shall conduct its businesses and operations (A) in the ordinary course consistent with past practices and (B) in compliance in all material respects with all applicable Law and the requirements of all Governmental Authorizations and Specified Contracts; (ii) the Company shall preserve intact its current business organization; (iii) use its commercially reasonable efforts to keep available the services of its current officers and employees and maintain its existing material relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having material business relationships with the Company; (iv) the Company shall keep in full force all insurance policies referred to in Section 2.20; (v) the Company shall maintain the Company Current Real Property and Tangible Property in its current condition and repair, ordinary wear and tear excepted; and (vi) the Company shall promptly notify Parent of any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement.

(b) Except in the ordinary course of its business consistent with its past practices, the Company shall not (i) incur any Obligation exceeding $50,000 in any single case or $100,000 in the aggregate; (ii) make any loan or advance to any Person; (iii) assume, guarantee or otherwise become liable for any indebtedness of any Person; (iv) commit for any capital expenditure in excess of $50,000 individually or $100,000 in the aggregate; (v) purchase, lease, sell, abandon, pledge, encumber or otherwise acquire or dispose of any business or Assets; (vi) waive or release any right or cancel or forgive any debt or claim; (vii) discharge any Encumbrance or discharge or pay any indebtedness; (viii) assume or enter into any Contract other than pursuant to this Agreement; (ix) amend or terminate any Specified Contract; or (x) increase, or authorize an increase in, the compensation or benefits paid or provided to any of its directors, officers, employees, salesmen, agents or representatives.

(c) Even in the ordinary course of its businesses consistent with its past practices, the Company shall not (without the prior written consent of Parent, which shall not unreasonably be withheld with respect to incurring short-term Obligations): (i) make any loan or advance to any Person, purchase, lease, sell, abandon, pledge, Encumber or otherwise acquire or dispose of any business or Assets (other than purchases of inventory for telecommunications customers and Porsche in the ordinary course of business consistent with past practice), make any capital expenditure, enter into any Contract or other transaction, or do any of the other things described in Section 4.2(b)(ii) through (x), involving an amount exceeding $50,000 in any single case or $100,000 in the aggregate, (ii) incur any long-term Obligation in any amount that would be required by GAAP to be set forth as a liability on the balance sheet of the Company or (iii) incur any other Obligation (excluding Obligations incurred for (A) selling, general and administrative expenses incurred in the ordinary course of business consistent with past practices and (B) accounts payable incurred in the ordinary course of providing services under Contracts in effect as of the date of this Agreement and under Contracts subsequently entered into by the Company, provided Parent has provided prior written consent to the entry into of such Contract if such consent is required under this Agreement) exceeding $50,000 in any single case or $100,000 in the aggregate.

(d) During the Pre-Closing Period, the Company shall not (without the prior written consent of Parent):

(i) (A) declare, accrue, set aside or pay any dividend on, or make any other distribution (whether in cash, securities or other property) in respect of, any of its outstanding capital stock, (B) split, combine or reclassify any of its outstanding capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock or other equity interests (other than the issuance of Company Common Stock upon the valid exercise of Company Options or Company Warrants or the proper vesting of Company Restricted Stock Awards outstanding as of the date of this Agreement), or (C) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares;

(ii) sell, issue, grant, pledge or encumber or authorize the issuance, grant, pledge or Encumbrance of (A) any capital stock or other security, (B) any option, call, warrant or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that the Company may issue shares of Company Common Stock upon the valid exercise of Company Options or Company Warrants or the proper vesting of Company Restricted Stock Awards outstanding as of the date of this Agreement);

(iii) amend or waive any of its rights under any provision of any of the Company’s Stock Plans, Company Options, Company Restricted Stock Awards or Company Warrants, any provision of any agreement evidencing any outstanding stock option, restricted stock award or other equity agreement, or otherwise modify any of the terms of any outstanding option, restricted stock award, warrant or other security or any related Contract, in each case with respect to the capital stock of the Company (provided, that, notwithstanding anything in this Agreement to the contrary, the Company may accelerate vesting under any or all of the Company Options identified on Section 2.2(b) of the Company Disclosure Letter, and Company Restricted Stock Awards identified on Section 2.2(c) of the Company Disclosure Letter, and otherwise take such actions with respect to the Company’s Stock Plans, Company Options, Company Restricted Stock Awards or Company Warrants to comply with the requirements of this Agreement);

(iv) amend or permit the adoption of any amendment to its articles of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares, liquidation, dissolution or similar transaction;

(v) form any Subsidiary or directly or indirectly acquire any equity or other ownership interest in, or make any other investment in or capital contribution to, any other Entity;

(vi) except as otherwise permitted by this Section 4.2, enter into or become bound by, or permit any of the material Assets owned or used by it to become bound by, any material Contract, or amend or terminate, or waive or exercise any material right or remedy under, any material Contract, in each case other than in the ordinary course of business and consistent with past practices;

(vii) acquire, lease or license any right or other material Asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other material Asset, including without limitation, any Software or Intangibles of the Company to any other Person, except in each case for Assets acquired, leased, licensed or disposed of by the Company in the ordinary course of business and consistent with past practices;

(viii) dispose of or permit to lapse any material rights to the use of any Software or Intangibles of the Company, or dispose of or disclose to any Person other than representatives of Parent any material trade secret, formula, process, know-how or other Intangibles not theretofore a matter of public knowledge, except in each case in the ordinary course of business and consistent with past practices;

(ix) lend money to any Person, or incur or guarantee any indebtedness, including without limitation, any additional borrowings under any existing lines of credit (except that the Company may make routine borrowings and advancement of expenses in the ordinary course of business and consistent with past practices);

(x) (A) except as required to comply with applicable Law, establish, adopt or amend any Employee Benefit Plan, accrue, pay, commit to pay or accelerate the payment of any bonus or accrue, make, commit to make or accelerate any profit-sharing or similar payment to, or increase or commit to increase the amount of the wages, salary, commissions, fringe benefits, severance, insurance or other compensation or remuneration payable to, any of its directors, officers, employees or consultants, except that (i) with respect to employees other than Senior Management Employees, in the ordinary course of business consistent with past practices, the Company may make reasonable salary increases in connection with the Company’s customary employee review process and (ii) the Company may pay bonus payments in accordance with the Company’s 2008 Bonus Plan described in Section 2.15 of the Company Disclosure Letter, or (B) other than oral at-will agreements with new hires and promotions as permitted by Section 4.2(d)(xi), enter into or amend any employment, consulting, severance or similar agreement with any individual other than consulting agreements entered into in the ordinary course of business involving payments in the aggregate for all such consulting agreements not in excess of $50,000 in any month and not with a term in excess of ninety (90) days;

(xi) (A) hire or promote any person to be a Senior Management Employee, (B) hire any employee with an annual base salary in excess of $100,000, or with total annual compensation in excess of $100,000 or (C) promote any employee except to fill a position (excluding a Senior Management Employee position) vacated after the date of this Agreement;

(xii) (A) change any of its pricing policies, product return or warranty policies, product maintenance policies, service policies, product modification or upgrade policies, personnel policies or other business policies in any material respect or (B) make any change in any method of accounting or accounting practice or policy (including any method, practice or policy relating to Taxes), except as required by any changes in GAAP or as otherwise required by Law and provided that prior written notice thereof is provided to Parent;

(xiii) except to the extent required by Law, make or rescind any Tax election, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of the Company for any period ending after the Effective Time in an amount greater than $50,000 in the aggregate for all such actions or decreasing any Tax attribute of the Company existing at the Effective Time in an amount greater than $50,000 in the aggregate for all such actions, and provided that, in each case, prior written notice of such action is provided to Parent;

(xiv) (A) commence or settle any material Proceeding (other than as contemplated by Section 6.1(e), or (B) pay, discharge or satisfy any claims or Obligations, other than the payment, discharge or satisfaction of claims, liabilities or obligations to the extent reflected or reserved against in the Latest Balance Sheet or which do not exceed $100,000 in the aggregate;

(xv) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any agreement relating to an Acquisition Proposal;

(xvi) permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent;

(xvii) enter into any agreement, understanding or commitment that restrains, limits or impedes, in any material respect, the ability of the Company to compete with or conduct any business or line of business;

(xviii) plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company generally;

(xix) take any action, or fail to take any action, that is intended to, or could be reasonably expected to, individually or in the aggregate, result in any of the conditions to the Merger set forth in Section 6: not being satisfied, or prevent, materially delay or materially impede the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement;

(xx) enter into any material transaction or take any other material action outside the ordinary course of business and inconsistent with past practices;

(xxi) acquire, sell, lease or sublease or enter into, or amend, modify, allow to expire or terminate any Contract to acquire, sell, lease or sublease any Real Property or extend, renew or terminate any lease or sublease with respect thereto, provided, however, that the Company may amend, modify, extend or renew any lease or sublease for Real Property in the ordinary course of business consistent with past practices if the potential cost, expense and/or charge to the Company for all such amendments, modifications, extensions or renewals does not exceed $50,000 in the aggregate;

(xxii) amend, modify or terminate any Contract with any customer, provided that, after conferring with Parent, Company may amend Contracts with customers in the ordinary course of business consistent with past practices provided further that such amendments do not reduce the fees payable to Company or waive Company’s rights;

(xxiii) grant recognition to any labor organization, union, or other entity as a representative of its employees or enter into any collective bargaining or project labor agreement; or

(xxiv) agree or commit to take any of the actions described in this Section 4.2(d).

(e) The aggregate fees and expenses incurred or agreed to be paid by the Company since June 30, 2008 for any accounting (including any fees incurred with respect to the financial statements of ClientLogic), legal, financial advisory (including the fees, commissions, and other amounts described in Section 2.28 of the Company Disclosure Letter), tax or any other professional services rendered in connection with the preparation, negotiation, execution, delivery and performance of this Agreement and the transactions, documents and agreements (including the Ancillary Agreements) contemplated hereby shall not exceed the limit set forth in Section 4.2(e) of the Company Disclosure Letter; provided, however, that in the event that the Company and/or its directors and officers become subject to litigation in connection with the Merger prior to the Closing Date, the parties shall in good faith determine an appropriate modification to such limit.

4.3 No Solicitation.

(a) The Company shall not, nor shall it authorize (and shall use its best efforts not to permit) any affiliate, officer, director, manager or employee of, or any investment banker, attorney or other advisor or representative (collectively, “Representatives”) of the Company to: (i) solicit, initiate, facilitate, induce or encourage, directly or indirectly, any inquiries relating to, or the submission or announcement of, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, or in connection with any Acquisition Proposal, or furnish to any Person any information or data with respect to or provide access to the properties of the Company or any of its Subsidiaries, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (iii) enter into any letter of intent or similar document or Contract with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal; provided, that nothing contained in this Section 4.3 or any other provision hereof shall prohibit the Company or the Company’s board of directors from taking and disclosing to the Company’s shareholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, except that Company may not, except as permitted by Section 4.3(b), withdraw or modify, or propose to withdraw or modify, the Company Board Recommendation or approve or recommend, or propose to approve or recommend any Acquisition Proposal, or enter into any letter of intent or similar document or Contract with respect to any Acquisition Proposal. Upon execution of this Agreement, the Company will immediately cease any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any of the foregoing. Notwithstanding anything in this Agreement to the contrary, prior to the time of the approval of this Agreement and the Merger by the Required Company Shareholder Vote at the Company Shareholders Meeting, the Company may furnish information concerning its business, properties or Assets to any Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) and may negotiate and participate in discussions and negotiations with such Person or group concerning a Superior Proposal (as defined below), provided that:

(v) such Person or group has submitted a Superior Proposal;

(w) neither the Company nor any Representative of any of the Company shall have breached in any material respect any of the provisions set forth in this Section 4.3 in connection with such Superior Proposal;

(x) such Person or group shall have entered into a confidentiality agreement, the confidentiality provisions of which shall not be materially more favorable to such third party than those provided for in the Confidentiality Agreement (provided that such confidentiality agreement must permit the Company to disclose to Parent all of the information required to be disclosed by the Company to Parent by this Section 4.3);

(y) in the good faith opinion of the Company’s board of directors the failure to take such action would constitute a breach of the fiduciary duties of the Company’s board of directors to shareholders under applicable Law, determined only after consulting with independent legal counsel to the Company; and

(z) the Company has notified Parent in writing of the identity of the Person or group and of its intention to engage in such discussions or negotiations or to provide such confidential information not less than the twenty-four (24) hours prior to so doing.

The Company will promptly (but in no case later than twenty-four (24) hours after receipt thereof) notify Parent in writing of the existence of any proposal, discussion, negotiation or inquiry received by the Company regarding any Acquisition Proposal, and the Company will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry which it may receive regarding any Acquisition Proposal (and will promptly provide to Parent copies of any written materials (including e-mails) received by the Company or its Representatives in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry or engaging in such discussion or negotiation. The Company will promptly provide to Parent any non-public information concerning the Company provided to any other Person in connection with any Acquisition Proposal which was not previously provided to Parent. The Company will keep Parent informed on a prompt basis of the status and details of any such Acquisition Proposal and of any amendments or proposed amendments to any Acquisition Proposal and of the status of any discussions or negotiations relating to any Acquisition Proposal. Without limiting the generality of the foregoing, the Company acknowledges and agrees that any breach of any of the provisions set forth in this Section 4.3(a) by any Representative of the Company, whether or not such Representative is purporting to act on behalf of the Company, shall be deemed to constitute a breach of this Section 4.3 by the Company. For purposes of this Agreement, a Representative of the Company, or any other Person, shall be deemed to have breached a provision of this Section 4.3 if the Representative of the Company or other Person takes any action that would constitute a breach by the Company of such provision were the Company to take such action directly.

(b) Except as set forth in this Section 4.3(b), neither the board of directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Acquisition Sub, the Company Board Recommendation, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal (other than a confidentiality agreement entered into in accordance with Section 4.3(a)). Notwithstanding the foregoing, subject to compliance with the provisions of this Section 4.3, prior to the time of the approval of this Agreement and the Merger by the Required Company Shareholder Vote at the Company Shareholders Meeting, the Company’s board of directors, after consulting with independent legal counsel, may withdraw or modify the Company Board Recommendation in order to enter into an agreement with respect to a Superior Proposal, if in the good faith opinion of the Company’s board of directors, determined only after consulting with independent legal counsel to the Company, the failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of the Company’s board of directors to the shareholders under applicable law, provided that in each case: (i) the Company has given Parent written notice at least five (5) business days in advance of such action that the board of directors of the Company has received a Superior Proposal which it intends to accept, specifying the material terms and conditions of such Superior Proposal, identifying the Person or group making such Superior Proposal and providing copies of the relevant proposed transaction documents; (ii) Parent shall not have made, within five (5) business days of such notice, a proposal that the board of directors of the Company shall have determined to be as least as favorable to the Company as the Superior Proposal; and (iii) with respect to entering into an agreement with respect to a Superior Proposal, the Company has terminated this Agreement pursuant to Section 7.1(h) and has paid to Parent the Termination Fee and expenses required by Section 7.3.

(c) Nothing in this Section 4.3, and no action taken by the board of directors of the Company pursuant to this Section 4.3, will (i) permit the Company to enter into any agreement providing for any transaction contemplated by an Acquisition Proposal for as long as this Agreement remains in effect or (ii) affect in any manner any other obligation of the Company under this Agreement.

(d) For purposes of this Agreement, “Acquisition Proposal” means any bona fide offer, proposal or other indication of interest (which may be conditional and nonbinding) regarding any of the following: (i) the purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than 10% of the outstanding capital stock of the Company as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than 10% of the outstanding capital stock of the Company as of the consummation of such tender or exchange offer; (ii) a merger, consolidation, reorganization, share exchange, recapitalization, business combination or other similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business collectively constitutes or accounts for 10% or more of the consolidated net revenues, net income or net Assets of the Company and any Subsidiaries, taken as a whole) that, if consummated in accordance with its terms, would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning more than 10% of the voting equity interests (outstanding as of the consummation of such transaction) in the surviving or resulting entity of such transaction; (iii) a sale, transfer, lease, exchange, license, acquisition or disposition of any business or businesses or Assets that constitute or account for (A) 10% or more of the consolidated net Assets of the Company and any Subsidiaries taken as a whole (measured by the fair market value thereof) or (B) 10% or more of the consolidated net revenues or consolidated net income of the Company and its Subsidiaries, taken as whole; or (iv) a liquidation, dissolution or other winding up of the business of the Company or of any Subsidiary or Subsidiaries of the Company whose business collectively constitutes or accounts for 10% or more of the consolidated net revenues, net income or net Assets of the Company and any Subsidiaries, taken as a whole. For purposes of this Agreement, “Superior

Proposal” means an unsolicited Acquisition Proposal: (i) on terms which the board of directors of the Company, after consultation with the Company’s independent financial advisor, determines in good faith to be more favorable to the Company’s shareholders than the Merger because the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Merger, (ii) for which financing, to the extent required, is reasonably likely of being obtained by such acquiror and for which the acquiror does not have a financing contingency and (iii) which, in the good faith judgment of the board of directors of the Company, is reasonably likely to be completed within a reasonable period of time; provided, however, that for purposes of this definition, the references in the definition of Acquisition Proposal to “10%” or “10% or more” shall be deemed to be references to “100%.”

(e) The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which the Company is a party or under which the Company has any rights, and will use its best efforts to enforce or cause to be enforced each such agreement at the request of Parent. The Company also will promptly request each Person that has executed a confidentiality agreement in connection with its consideration of a possible Acquisition Proposal or equity investment to return all confidential information heretofore furnished to such Person by or on behalf of the Company. The Company shall not take any actions, or omit to take any actions, inconsistent with the terms of this Agreement or the Ancillary Agreements.

4.4 Certain Resolutions.  The board of directors of the Company or the compensation committee thereof shall pass any necessary resolutions as soon as practicable after the date hereof to provide for the treatment of Company Options and Company Restricted Stock Awards as set forth in Section 1.8 of this Agreement.

4.5 Dadante Litigation Matters.  The Company shall seek the settlement and dismissal of the Dadante Litigation Matters as contemplated by the Settlement Agreement and Section 6.1(e) of the Agreement. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on any pleadings or motions or settlement agreements and to attend any hearings or depositions or other court proceedings or any settlement discussions. The Company shall not agree to any amendment or modification of the Settlement Agreement or the exhibits thereto without the prior written consent of Parent (which may be withheld in its sole and absolute discretion).

Section 5: ADDITIONAL COVENANTS OF THE PARTIES

5.1 Shareholder Approval; Proxy Statement.

(a) The Company shall, acting through its board of directors and in accordance with applicable Law and the Company’s articles of incorporation and the Company’s bylaws, duly call, give notice of, convene and hold a special meeting of its shareholders (the “Company Shareholders Meeting”) as promptly as reasonably practicable after the date hereof for the purpose of considering and taking action upon this Agreement and the Merger and, subject to Section 4.3, shall solicit proxies in favor of approval of this Agreement and the Merger; provided, however, the Company shall be under no obligation to call, give notice of and hold the Company Shareholders Meeting prior to the declaration of effectiveness of the Form S-4 and the clearance of all comments from the SEC to the proxy statement included in the Proxy Statement/Prospectus. The Company shall ensure that all proxies solicited in connection with the Company Shareholders Meeting are solicited in compliance with all applicable Law. Subject to Section 4.3, the Proxy Statement/Prospectus shall include a statement to the effect that the board of directors of the Company recommends that the Company’s shareholders vote to approve this Agreement and the Merger at the Company Shareholders Meeting (the recommendation of the Company’s board of directors that the shareholders of the Company vote to approve this Agreement and the Merger being referred to as the “Company Board Recommendation”). For clarification, the Company shall be required to hold the Company Shareholder Meeting on the date set forth in the Proxy Statement/Prospectus notwithstanding that the date of the meeting falls within the Parent Continuation Notice Period.

(b) As soon as practicable following the date of this Agreement, Parent and Company shall prepare in accordance with the provisions of the Securities Act and the Exchange Act, and Parent shall file with the SEC, a Registration Statement on Form S-4 (the “Registration Statement”), which shall contain the prospectus of Parent relating to the Merger Stock Consideration issuable in the Merger and a proxy statement of the Company relating to the Company Shareholder Meeting, the Merger, this Agreement and the issuance of the Merger Stock Consideration (the “Proxy Statement/Prospectus”). Each of Parent and Company shall use their reasonable efforts to obtain and furnish the information required to be included by the SEC in the S-4 Registration Statement. Each of Parent and Company shall cooperate in the preparation of the Form S-4 and provide the other with reasonable opportunity to review and comment on the portions of the Form S-4 and Proxy Statement/Prospectus prepared by such party and any amendment or supplement thereto prior to Parent’s filing such document with the SEC. Each of Parent and the Company shall use their reasonable efforts to cause the Form S-4 to become effective as promptly as practicable after the execution of this Agreement. Parent shall use its reasonable efforts to take any action required to be taken under applicable state securities laws in connection with the issuance of the Merger Stock Consideration; provided, however, that Parent shall not be required (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified or (ii) to file a general consent to service of process in any jurisdiction. Each of Parent and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Proxy Statement/Prospectus and the Form S-4. As promptly as practicable after the Form S-4 shall have become effective, the Company shall mail the Proxy Statement/Prospectus to its shareholders. Each of Parent and the Company shall also promptly file, use all of their respective reasonable efforts to cause to become effective as promptly as practicable and, if required by law, the Company shall mail to the Company’s shareholders, any amendment to the Form S-4 or Proxy Statement/Prospectus which may become necessary after the date the Form S-4 is declared effective. Anything in this Agreement to the contrary notwithstanding, Parent shall have no obligation to file the Form S-4 or to seek to have the Form S-4 declared effective if the SEC Waiver is not in full force and effect.

(c) No amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 shall be made by Parent or the Company without the approval of the other party, which shall not be unreasonably withheld or delayed. Each of Parent and the Company will advise the other, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Merger Stock Consideration issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to either party, or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent, that should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement/Prospectus, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law or regulation, disseminated to the Company’s shareholders.

(d) The Company’s obligation to call, give notice of and hold the Company Shareholders Meeting in accordance with Section 5.1(a) shall not be limited or otherwise affected by the commencement, disclosure, making, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Company Board Recommendation.

5.2 Regulatory Approvals.  Each party shall use all reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent shall, promptly after the date of this Agreement, prepare and file any notifications required under any applicable antitrust Laws in connection with the Merger or the other transactions contemplated by this Agreement. The Company and Parent shall respond as promptly as practicable to any inquiries or requests received from any antitrust authority or other Governmental Body in connection with antitrust or related matters. Each of the Company and Parent shall (a) give the other party prompt notice of the commencement or threat of commencement of any Proceeding by or before any Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, (b) keep the other party informed as to the status of any such Proceeding or threat, and (c) promptly inform the other party of any communication to or from any Governmental Body regarding the Merger or any of the other transactions contemplated by this Agreement. Except as may be prohibited by any Governmental Body or by any Law, (y) each party will consult and cooperate with the other, and will consider in good faith the views of the other, in connection with any analysis, appearance, presentation, memorandum, brief, or Proceeding under or relating to any foreign, federal or state antitrust or fair trade Law, and (z) in connection with any such Proceeding, each party will permit authorized Representatives of the other to be present at each meeting or conference relating to any such Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Proceeding. At the request, and only at the request, of Parent, the Company shall agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to its ability to operate or retain any of the businesses, product lines or Assets of the Company, provided that any such action is conditioned upon the consummation of the Merger.

5.3 Shareholder Litigation.  The Company shall give Parent the opportunity to participate in the defense and settlement of any shareholder litigation against the Company and/or its directors relating to this Agreement and the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent’s prior written consent, which shall not be unreasonably withheld or delayed.

5.4 Employee Benefits.

(a) Parent agrees that all employees of the Company who continue employment with Parent or any subsidiary of the Parent (including the Surviving Corporation) after the Effective Time (“Continuing Employees”) shall be eligible to continue to participate in the health and welfare benefit plans of the Parent or the employing subsidiary; provided, however, that nothing in this Section 5.4 or elsewhere in this Agreement shall limit the right of Parent or the employing subsidiary to amend or terminate any such health or welfare benefit plan at any time (including as of the Effective Time). Parent shall give service credit for service with Company prior to the Effective Time for purposes of the eligibility provisions of Parent’s health and welfare benefit plans.

(b) If Parent so requests in writing received by the Company not less than five (5) Business Days prior to the Closing Date, the Company shall terminate, effective as of the day immediately prior to the Company becoming a member of the same Controlled Group of Corporations (as such term is defined in Section 414(b) of the Code) as Parent (the “401(k) Termination Date”), any 401(k) Plan sponsored by the Company. The Company shall provide Parent with evidence that such 401(k) Plans have been terminated pursuant to resolutions of the board of directors of the Company (the form and substance of such resolutions shall be subject to review and approval of Parent, which approval shall not be unreasonably withheld) effective as of the 401(k) Termination Date.

(c) The Company shall terminate its nonqualified deferred compensation plan effective as of the Closing Date and distribute to participants in such plan the amount of their account in cash on after the Closing Date in a manner that complies with such plan and Code Section 409A.

(d) The Company shall terminate the Officer Retention Plan and the awards made thereunder (except the Company Restricted Stock Awards described in the last sentence of Section 2.15(j)) on before the Closing Date.

(e) Nothing in this Section or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of the Parent and the employment of each Continuing Employee shall be “at will” employment unless otherwise provided in an individual agreement with such employee.

5.5 Indemnification of Officers and Directors.

(a) All rights to indemnification existing in favor of those Persons who are or have at any time been directors and officers of the Company (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the Company’s bylaws and articles of incorporation and under indemnification agreements listed in Section 2.14 of the Company Disclosure Letter as in effect as of the date of this Agreement, shall survive the Merger and shall be observed by the Surviving Corporation to the fullest extent available under applicable law for a period of six years from the Effective Time.

(b) Provided that the officers of the Company as of the date hereof prepare and execute the application with respect thereto, the Surviving Corporation shall maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the Effective Time, a prepaid “tail” policy of directors’ and officers’ liability insurance (the “Tail Policy”) covering the period of time from the Effective Time until the sixth anniversary of the Effective Time, to the extent that directors’ and officers’ liability insurance coverage is commercially available providing coverage that is no less favorable, in all material respects, to the Indemnified Persons than that provided under the existing directors’ and officers’ liability insurance policy maintained by the Company as of the date hereof; provided, however, that the Surviving Corporation shall not be required to pay an aggregate premium for such Tail Policy in excess of $165,000, and, in the event the aggregate premium for such Tail Policy exceeds $165,000, the Surviving Corporation shall be entitled to alter the terms of such coverage and/or period of such coverage under the Tail Policy to such terms of coverage and/or period of time that can be obtained for an aggregate premium equal to $165,000.

5.6 Additional Agreements.

(a) Subject to Section 5.6(b), Parent and the Company shall use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 5.6(b), each party to this Agreement (i) shall make all filings and give all notices required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, (ii) shall use all reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the Merger and each of the other transactions contemplated by this Agreement, and (iii) shall use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger or any of the other transactions contemplated by this Agreement. Each party shall promptly deliver to the other parties a copy of each such filing made, each such notice given and each such Consent obtained by such party during the Pre-Closing Period.

(b) Notwithstanding anything to the contrary contained in this Agreement, Parent shall not have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any Assets, or to commit to cause the Company to dispose of any Assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or to commit to cause the Company to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available, to any Person, any technology, Software or Intangible, or to commit to cause the Company to license or otherwise make available to any Person any technology, Software or Intangible; (iv) to hold separate or cause any of its Subsidiaries to hold separate any Assets or operations (either before or after the Effective Time), or to commit to cause the Company to hold separate any Assets or operations; (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of the Company; or (vi) to contest any Proceeding relating to the Merger or any of the other transactions contemplated by this Agreement if Parent determines in good faith that contesting such Proceeding might not be advisable.

5.7 Disclosure.  Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company shall not, and shall not permit any of its Representatives to, make any disclosure to employees of the Company, to the public or otherwise regarding the Merger or any of the other transactions contemplated by this Agreement unless (a) Parent shall have been given the opportunity to review and comment upon such disclosure and shall have approved such disclosure or (b) such disclosure is required by applicable law or Nasdaq listing standards.

5.8 General Cooperation.  From the date hereof through the Effective Time, the Company will use its good faith efforts to operate its businesses in such a manner as to achieve a smooth transition consistent with the respective business interests of the Company and Parent. In this regard, the Company and Parent agree that they will enter into good faith discussions concerning the businesses of the Company, including, but not limited to, personnel policies and procedures, and other operational matters

5.9 Company Current Real Property.

(a) During the Pre-Closing Period, the Company shall provide written notice to Parent of any renewal option deadline, purchase option deadline, lease reduction option deadline, lease expiration date or similar deadline or date with respect to each lease of Company Current Real Property occurring during the Pre-Closing Period at least ten business days prior to such date and shall confer with Parent concerning the appropriate action to take with respect to such Company Current Real Property, including exercising any renewal, reduction or purchase option or terminating such lease.

(b) The Company shall use its commercially reasonable efforts to obtain: (i) an estoppel certificate, in form and substance reasonably acceptable to Parent, from each landlord of the Company Current Real Property and (ii) a non-disturbance agreement, in form and substance reasonably acceptable to Parent, from any mortgagees of Company Current Real Property.

Section 6: CONDITIONS PRECEDENT TO THE MERGER

6.1 Conditions Precedent to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permitted by applicable Law, by each party hereto at or prior to the Closing, of each of the following conditions:

(a) Company Shareholder Approval.  This Agreement and the Merger shall have been duly adopted by the Required Company Shareholder Vote.

(b) No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal; provided that, subject to Section 5.6(b), in the case of a restraining order, injunction or other order, each of the parties shall have used their commercially reasonable efforts to prevent the entry of any such restraining order, injunction or other order and to appeal as promptly as possible any restraining order, injunction or other order that may be entered.

(c) Regulatory Approvals.  Any waiting period under any applicable antitrust Law or regulation (including the HSR Act) or other Law shall have expired or been terminated or any Consent required under any applicable antitrust Law or regulation or other Law shall have been obtained.

(d) Effectiveness of the Form S-4.  The Form S-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and no stop order or similar restraining order shall be threatened or entered by the SEC or any state securities administration preventing the Merger. No order suspending trading of Parent Stock on Nasdaq shall have been issued or pending for that purpose.

(e) Dadante Litigation Matters.  The Settlement Agreement including the exhibits thereto shall be in full force and effect in accordance with it terms, shall not have been amended or modified without the prior written consent of Parent (which may be withheld in its sole and absolute discretion) and shall have been performed in accordance with its terms. Without limiting the generality of the foregoing: (i) any and all claims against the Company and all directors, officers, employees, agents, representatives and affiliates of the Company by any party in the Dadante Litigation Matters (as defined below) shall have been dismissed with prejudice by order of the Court pursuant to the Settlement Agreement, (ii) such Settlement Agreement shall have been approved by Order of the Court in each of the Dadante Litigation Matters and shall have become effective (including the full release by the Receiver on behalf of the IPOF Fund and its partners or investors of the Company and Parent, and their respective direct or indirect subsidiaries, parents and other affiliates, and their respective past, present and future officers, directors, shareholders, affiliates, employees, agents and representatives and their respective successors, predecessors, heirs and assigns and attorneys from all claims, including claims arising out of the facts or circumstances alleged in the Dadante Litigation Matters, as set forth in the Settlement Agreement) and (iii) the Bar Order in the form attached to the Settlement Agreement shall have been approved and issued by the Court in each of the Dadante Litigation Matters after notice, full disclosure of all material facts and an opportunity to be heard has been given to all parties to the Dadante Litigation Matters and the partners or investors in the IPOF Fund, and without the payment of money (other than the payment of $100,000 as set forth in the Settlement Agreement) or the award of any damages or costs or any other relief that may be adverse to Parent or the Company. The “Dadante Litigation Matters” shall be defined as: (i) Gordon, et al. v. Dadante, et al., Docket Number 05-CV-02726 pending in the United States District Court for the Northern District of Ohio; (ii) Small, et al v. Regalbuto, et al., Docket Number 06-CV-1721 pending in the United States District Court for the Northern District of Ohio); (iii) Amantea, et al. v. Innotrac, Inc, et al., Docket Number 07-CV-03542, pending in the United States District Court for the Northern District of Ohio; and (iv) any other Proceedings, whether brought before or after the date of this Agreement, which present claims against any of the Company and/or Parent, their respective subsidiaries, parents and other affiliates, and their respective past, present and future officers, directors, shareholders, affiliates, employees, agents and representatives and their respective successors, predecessors, heirs and assigns and attorneys arising from or in any way related to the facts or circumstances alleged in the matters listed in the preceding clauses (i) through (iii) or arising out of or relating in any way to the purchase or ownership of Company Common Stock by the IPOF Fund or any other entity created by, maintained by, or relating in any way to David Dadante or the trading in, granting or exercising of options in, or alleged manipulation of Company Common Stock.

6.2 Conditions Precedent to Parent’s and Acquisition Sub’s Obligation to Effect the Merger.  The respective obligations of each of Parent and Acquisition Sub to effect the Merger are subject to the satisfaction by Company or waiver, where permitted by applicable Law, by Parent and Acquisition Sub, at or prior to the Closing Date, of each of the following conditions:

(a) Representations and Warranties.  The representations and warranties of the Company set forth in: (i) Sections 2.1 (Organization), 2.2 (Capital Stock and Ownership), 2.4(b) (SEC Filings), 2.23 (Authority; Binding Nature of Agreement), 2.24 (Anti-Takeover Laws Not Applicable), 2.25 (Vote Required), 2.27 (Fairness Opinion), 2.28 (Financial and other Advisory Fees), 2.29 (Financial Advisory Agreements), and 2.30(b) (Full Disclosure) of the Agreement each shall be true and correct in all respects as of the date of this Agreement and as of Closing Date as if made on and as of the Closing Date (other than to the extent any such representations and warranties expressly relate to an earlier date, in which case any such representations and warranties shall be true and correct in all respects as of such earlier date); and (ii) any other Section of this Agreement shall be true and correct in all respects (determined without regard to any materiality or Company Material Adverse Effect qualifications therein), as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than to the extent any such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date, determined without regard to any materiality or Company Material Adverse Effect qualifications therein), except for purposes of this subclause (ii), to the extent the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of the Company’s representations and warranties as of the foregoing dates, any update of or modification to the Company Disclosure Letter made or purported to have been made after the execution of this Agreement shall be disregarded.

(b) Performance of Obligations.  The Company shall have performed and complied, in all material respects, with all covenants and agreements contained in the Agreement and required to be performed or complied with by it at or prior to the Closing.

(c) No Company Material Adverse Effect.  Since the date of the Agreement, there shall not have occurred any Company Material Adverse Effect, and no event shall have occurred and no circumstance shall exist that, in combination with any other events or circumstances, could reasonably be expected to have a Company Material Adverse Effect.

(d) Cancellation Consents and Material Consents.  The Cancellation Consents, any Consent identified in Schedule 2.26 of the Company Disclosure Letter (except as specified in Schedule 2.26(d) of the Company Disclosure Letter), and any other material Consent required to be obtained in connection with the

Merger or any of the other transactions contemplated by the Agreement, shall have been obtained and shall be in full force and effect.

(e) Officers Certificate.  Parent and Acquisition Sub shall have received a certificate executed by the Chief Executive Officer and Chief Financial Officer of the Company, in their capacities as such but only for and on behalf of the Company, confirming that the conditions set forth in Section 6.1(a) (Company Shareholder Approval), Section 6.2(a) (Representations and Warranties), Section 6.2(b) (Performance of Obligations), Section 6.2(c) (No Company Material Adverse Effect), Section 6.2(d) (Cancellation Consents and Material Consents) and Section 6.2(l) (Revolving Credit Facility), have been duly satisfied, which certificate shall be in full force and effect.

(f) No Governmental Litigation.  There shall not be pending or threatened any Proceeding in which a Governmental Body is or is threatened to become a party or is otherwise involved or either Parent or the Company shall have received a communication from any Governmental Body in which such Governmental Body indicates the intention of commencing any Proceeding or taking any other action: (i) challenging or seeking to restrain, prohibit, rescind or unwind the consummation of the Merger or any of the other transactions contemplated by the Agreement; (ii) relating to the Merger or any of the other transactions contemplated by the Agreement and seeking to obtain from Parent or the Company, any damages or other relief that may be material to Parent or the Company; (iii) seeking to prohibit or limit in any material respect Parent’s or Acquisition Sub’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; (iv) that could materially and adversely affect the right of Parent or the Company to own the Assets or operate the business of the Company; (v) seeking to compel any of the Company, Parent or any Subsidiary of Parent to dispose of or hold separate any material Assets as a result of the Merger or any of the other transactions contemplated by the Agreement; or (vi) seeking to impose (or that could result in the imposition of) any criminal sanctions or liability on the Company.

(g) No Other Litigation.  There shall not be pending any Proceeding in which, in the reasonable judgment of Parent, there is a reasonable possibility of an outcome that could have a Company Material Adverse Effect or a Parent Material Adverse Effect: (i) challenging or seeking to restrain, prohibit, rescind or unwind the consummation of the Merger or any of the other transactions contemplated by the Agreement; (ii) relating to the Merger or any of the other transactions contemplated by the Agreement and seeking to obtain from Parent or the Company, any damages or other relief that may be material to Parent or the Company; (iii) seeking to prohibit or limit in any material respect Parent’s or Acquisition Sub’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Company or the Surviving Corporation; (iv) that could materially and adversely affect the right of Parent or the Company, to own the Assets or operate the business of the Company; or (v) seeking to compel any of the Company, Parent or any Subsidiary of Parent to dispose of or hold separate any material Assets as a result of the Merger or any of the other transactions contemplated by the Agreement.

(h) Company SEC Documents; SOX Certifications.  If (i) the Company shall have failed to file any Company SEC Document required to be filed with the SEC on or after the date of this Agreement as and in the form required under the Exchange Act or (ii) either the chief executive officer or the chief financial officer of the Company shall have failed to provide, with respect to any Company SEC Document filed (or required to be filed) with the SEC on or after the date of this Agreement, any necessary certification as and in the form required under Rule 13a-14 or Rule 15d-14 under the Exchange Act or 18 U.S.C. § 1350, then, in each case, such failure shall have been rectified.

(i) Dissenters’ Rights.  The aggregate number of shares of Company Common Stock on the Closing Date, the holders of which have exercised dissenters’ rights under Section 14-2-1302 et seq. of the GBCC, shall not equal or exceed 10% of the shares of Company Common Stock outstanding as of the record date for the Company Shareholders Meeting.

(j) SEC Waiver.  The SEC Waiver shall be in full force and effect.

(k) Dorfman Ancillary Agreements.  The Employment Agreement, Voting Agreement and the Noncompetition Agreement each shall be in full force and effect in accordance with their respective terms and the Employment Agreement shall not have been amended or modified without the prior written consent of Parent (which may be withheld in its sole and absolute discretion). Without limiting the generality of the foregoing, the obligation of Dorfman to provide indemnification under the Voting Agreement shall be in full force and effect, shall not be subject to any contingencies set forth in the Voting Agreement and Dorfman shall not have provided the written notice to Parent contemplated by Section 8(c)(iii) of the Voting Agreement.

(l) Revolving Credit Facility.  During the period from the date hereof until the Closing Date, either the Revolving Credit Facility, or a replacement revolving credit facility, in either case with terms substantially the same as, or more favorable to the Company than, the material terms in effect on the date hereof (including borrowing capacity, interest rate (except that any replacement revolving credit facility may provide for up to a 100 basis point increase in the interest rate spread over LIBOR compared to the interest rate spread over LIBOR in effect under the Revolving Credit Facility on the date hereof), commitment fees, unused line fees, termination fees and other fees, collateral, covenants, term and other Obligations), shall have been in full force and effect.

6.3 Conditions Precedent to Company’s Obligation to Effect the Merger.  The obligation of the Company to effect the Merger is subject to the satisfaction by Parent or Acquisition Sub or waiver, where permitted by applicable Law, by Company, at or prior to the Closing date, of each of the following conditions:

(a) Representations and Warranties.  The representations and warranties of the Parent and Acquisition Sub set forth in (i) Sections 3.1 (Due Organization) and 3.2 (Authority; Binding Nature of Agreement) of the Agreement each shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than to the extent any such representations and warranties expressly relate to an earlier date, in which case any such representations and warranties shall be true and correct in all respects as of such earlier date), and (ii) any other Section of this Agreement shall be true and correct in all respects (determined without regard to any materiality or Parent Material Adverse Effect qualifications therein), as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than to the extent any such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date, determined without regard to any materiality or Parent Material Adverse Effect qualifications therein), except for purposes of this subclause (ii), to the extent the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect; provided, however, that if the Stock Percentage is zero (0) then for purpose of this Section 6.3(a), the definition of Parent Material Adverse Effect shall be deemed to refer only to clause (ii) of such definition.

(b) Performance of Obligations.  Parent or Acquisition Sub shall have performed and complied, in all material respects, with all covenants and agreements contained in the Agreement and required to be performed or complied with by Parent or Acquisition Sub at or prior to prior the Closing.

(c) Officer Certificate.  Company shall have received a certificate executed by each of the Chief Financial Officer of Parent and Acquisition Sub, in his capacity as such but only for and on behalf of Parent and Acquisition Sub, respectively, confirming that the conditions set forth in Section 6.3(a) (Representations and Warranties) and Section 6.3(b) (Performance of Obligations), have been duly satisfied, which certificate shall be in full force and effect.

Section 7: TERMINATION

7.1 Termination.  This Agreement may be terminated prior to the Effective Time, as set forth below, whether before or after the Required Company Shareholder Vote, for any reason provided below:

(a) by mutual written consent of Parent and the Company, duly authorized by their respective boards of directors;

(b) prior to the Effective Time, by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other final and nonappealable action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or making consummation of the Merger illegal; provided, that in the case of a restraining order, injunction or other order, each of the parties shall have used their commercially reasonable efforts to prevent the entry of any such restraining order, injunction or other order and to appeal as promptly as possible any restraining order, injunction or other order that may be entered;

(c) by Parent or the Company if the Merger shall have not been consummated by June 30, 2009; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(c) if the failure to consummate the Merger is attributable to a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time;

(d) by either Parent or the Company if: (i) the Company Shareholders Meeting (including any adjournments and postponements thereof) shall have been held and the Company’s shareholders shall have taken a final vote on a proposal to adopt this Agreement; and (ii) this Agreement shall not have been adopted at the Company Shareholders Meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Company Shareholder Vote;

(e) by Parent if a Triggering Event shall have occurred;

(f) by Parent if: (i) the Company shall have breached any of its representations or warranties contained in this Agreement, which breach would give rise to the failure of the condition set forth in Section 6.2(a), or (ii) the Company shall not have performed and complied, in all material respects, with each material covenant or agreement contained in the Agreement and required to be performed or complied with by it; provided, however, if such inaccuracy or breach is curable by the Company, then Parent may not terminate the Agreement under this Section 7.1(f) with respect to a particular inaccuracy or breach prior to or during the ten (10)-business day period commencing upon delivery by Parent of written notice to the Company of such inaccuracy or breach, provided the Company continues to exercise commercially reasonable efforts to cure such inaccuracy or breach during such ten (10)-business day period; or

(g) by the Company if: (i) Parent or Acquisition Sub shall have breached any of its representations or warranties contained in this Agreement, which breach would give rise to the failure of the condition set forth in Section 6.3(a); or (ii) if Parent or Acquisition Sub shall not have complied, in all material respects, with Parent’s or Acquisition Sub’s covenants contained in this Agreement, except where such noncompliance does not have a material adverse effect on the ability of Parent or Acquisition Sub to consummate the Merger; provided, however, if such inaccuracy or breach is curable by Parent or Acquisition Sub, then the Company may not terminate this Agreement under this Section 7.1(g) with respect to a particular inaccuracy or breach prior to or during the ten (10)-business day period commencing upon delivery by the Company of written notice to Parent and Acquisition Sub of such inaccuracy or breach, provided Parent or Acquisition Sub continues to exercise commercially reasonable efforts to cure such inaccuracy or breach during such ten (10)-business day period;

(h) by the Company in order to enter into an agreement with respect to a Superior Proposal if in the good faith opinion of the Company’s board of directors, determined only after consulting with independent legal counsel to the Company, the failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of the Company’s board of directors to the shareholders under applicable law, provided that the Company has complied with all of the provisions of Section 4.3, including the notice provisions therein;

(i) by either Parent or the Company if the 20-Day Parent VWAP Price is less than $11.12 by written notice delivered to the other at any time during the period beginning at 4:00 PM (Eastern Time) on the third Trading Day prior to the scheduled date of the Company Shareholders Meeting and ending at 12:00 PM (Eastern Time) on the second Business Day following such third Trading Day, unless, in the case of a notice of termination delivered by Company, Parent (in its sole and absolute discretion) gives written notice to Company during the period (the “Parent Continuation Notice Period”) beginning on the Business Day on which the Company’s termination notice is received and ending at 12:00 PM (Eastern Time) on the second Business Day following the Business Day on which the Company’s termination notice is received, that for the purpose of

Section 1.5(c) of this Agreement, either: (A) the Merger Stock Consideration will be a number of shares of Parent Stock (rounded to the nearest whole number of shares) equal to the quotient of Twenty-Five Million, Six Hundred Thousand Dollars ($25,600,000) divided by the 20-Day VWAP Price or (B) that, in lieu of the Merger Stock Consideration, Parent shall pay Merger Optional Cash Consideration of Twenty-Five Million, Six Hundred Thousand Dollars ($25,600,000) (such notice, the “Parent Continuation Notice”). For clarification, a termination notice delivered by Parent under this subsection (i) shall be effective immediately and a termination notice delivered by Company under this subsection (i) shall be effective only if a Parent Continuation Notice has not been received by the end of the Parent Continuation Notice Period.

Anything in this Section to the contrary notwithstanding, this Agreement may not be terminated by the Company unless any Termination Fee and expenses required to be paid by the Company prior to or simultaneously with the termination of this Agreement pursuant to Section 7.3 shall have been paid in full.

7.2 Effect of Termination.  In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect; provided, however, that (i) Section 5.7, this Section 7.2, Section 7.3 and Section 8: (and the Confidentiality Agreement) shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

7.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that:

(i) Parent and the Company shall share equally all fees and expenses, other than attorneys’ fees, accounting fees, and financial advisory fees, incurred in connection with the filing of any notice or other document under the HSR Act or any other applicable antitrust law or regulation; and

(ii) if this Agreement is terminated by Parent pursuant to Section 7.1(c), Section 7.1(d) or Section 7.1(e), or if this Agreement is terminated by the Company pursuant to Section 7.1(c), Section 7.1(d) or Section 7.1(h) then (without limiting any obligation of the Company to pay any fee payable pursuant to Section 7.3(c)), the Company shall make a nonrefundable cash payment to Parent, at the time specified in Section 7.3(b), in an amount equal to the aggregate amount of all reasonable fees and expenses (including all reasonable attorneys’ fees, accountants’ fees, financial advisory fees and all filing fees) that have been paid or that may become payable by or on behalf of Parent in connection with the due diligence review of the Company by Parent, Acquisition Sub and their respective Representatives, the preparation and negotiation of this Agreement and otherwise in connection with the Merger or any of the other transactions contemplated by this Agreement, up to a maximum of One Million Dollars ($1,000,000) in the aggregate; provided, however, that no fees and expenses shall be payable under this paragraph in the event of a termination of this Agreement by Parent under Section 7.1(c), or by Parent or Company under Section 7.1(d), unless at or at any time prior to the time of the termination of this Agreement an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made; and provided, further however, that no fees and expenses shall be payable under this paragraph in the event of a termination of this Agreement by Company under Section 7.1(c), unless at or at any time prior to, or within 90 days after, the time of the termination of this Agreement an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made.

(b) In the case of termination of this Agreement by the Company pursuant to Section 7.1(c), Section 7.1(d) or Section 7.1(h), any nonrefundable expense reimbursement payment required to be made pursuant to clause “(ii)” of the proviso to Section 7.3(a) shall be made by the Company prior to the time of such termination if the Company has been advised of such amount or two (2) business days following the time that the Company has been advised of such amount (except that in the event of a termination by the Company pursuant to Section 7.1(c) with respect to which the expense reimbursement is payable as a result of an Acquisition Proposal occurring within 90 days after the termination of this Agreement, the expense reimbursement shall be made within two business days following the time that the Company has been advised of such amount after such Acquisition Proposal); and in the case of termination of this Agreement by Parent pursuant to Section 7.1(c), Section 7.1(d) or Section 7.1(e), any nonrefundable expense reimbursement payment required to be made pursuant to clause “(ii)” of the proviso to Section 7.3(a) shall be made by the Company within two (2) business days after such termination if the Company has been advised of such amount or two (2) business days following the time that the Company is advised of such amount.

(c) If (i) this Agreement is terminated by Company pursuant to Section 7.1(c) or Section 7.1(d) and at or at any time prior to the time of the termination of this Agreement (A) an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made and (B) with respect to such Acquisition Proposal, a Triggering Event shall have occurred, then the Company shall pay to Parent the Termination Fee (as defined below) at or prior to the time of such termination, (ii) this Agreement is terminated by Parent pursuant to Section 7.1(c) or Section 7.1(d) and at or at any time prior to the time of the termination of this Agreement (A) an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made and (B) with respect to such Acquisition Proposal, a Triggering Event shall have occurred, then the Company shall pay to Parent the Termination Fee within two (2) business days after such termination, (iii) this Agreement is terminated by Parent pursuant to Section 7.1(e), then the Company shall pay to Parent the Termination Fee within two (2) business days after such termination, or (iv) this Agreement is terminated by the Company pursuant to Section 7.1(h), then the Company shall pay to Parent the Termination Fee at or prior to the time of such termination. The “Termination Fee” shall be a nonrefundable fee payable in cash in an amount equal to One Million, Six Hundred Thousand Dollars ($1,600,000) (which amount shall be in addition to the amounts payable pursuant to Section 7.3(a)).

(d) If the Company fails to pay when due any amount payable under this Section 7.3, then (i) the Company shall reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 7.3, and (ii) the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to the “prime rate” (as reported in The Wall Street Journal, Eastern Edition, or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus 3.0%.

(e) No expense reimbursement payment or payment of any Termination Fee shall relieve the Company of any liabilities to or damages suffered by Parent or Acquisition Sub arising out of any breach of this Agreement by the Company or its Representatives.

Section 8: MISCELLANEOUS PROVISIONS

8.1 Amendment.  This Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after the adoption of this Agreement by the Company’s shareholders). This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.2 Waiver.

(a) Subject to Sections 8.2(b) and 8.2(c), at any time prior to the Effective Time, any party hereto may: (i) extend the time for the performance of any of the obligations or other acts of the other parties to this Agreement; (ii) waive any inaccuracy in or breach of any representation, warranty, covenant or obligation of the other party in this Agreement or in any document delivered pursuant to this Agreement; and (iii) waive compliance with any covenant, obligation or condition for the benefit of such party contained in this Agreement.

(b) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(c) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.3 No Survival of Representations and Warranties.  None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger; provided however that this Section 8.3 shall not limit any covenant or agreement of the parties hereto which by its terms provides for performance after the Effective Time or after termination of this Agreement.

8.4 Entire Agreement; Counterparts; No Third Party Beneficiaries; Exchanges by Facsimile or Electronic Delivery.  This Agreement (together with the Company Disclosure Letter and the Exhibits to this Agreement) and the other agreements referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the confidentiality provisions of the Confidentiality Agreement shall not be superseded and shall remain in full force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder except for Indemnified Persons pursuant to Section 5.5 hereof. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.5 Applicable Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof or any other jurisdiction, except that the GBCC shall govern the Merger. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware (and agrees not to commence any such action except in such courts) and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action brought in such court has been brought in an inconvenient forum; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the State of Delaware; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 8.9.

8.6 Headings.  The section, paragraph and other headings contained in this Agreement are inserted for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7 Attorneys’ Fees.  In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

8.8 Assignability.  This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the Company’s rights hereunder may be assigned by the Company without the prior written consent of Parent, or by Parent or Acquisition Sub without the prior written consent of the Company, and any attempted assignment of this Agreement or any of such rights by a party without such consent shall be void and of no effect; provided, further, that Parent or Acquisition Sub may assign this Agreement to any direct or indirect subsidiary of Parent, but any such assignment shall not relieve Parent or Acquisition Sub of any of their obligations hereunder. Other than Section 5.5 (which is intended to be for the benefit of the Indemnified Parties and may be enforced by the Indemnified Parties), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Any assignment prohibited under this Section 8.8 shall be null and void.

8.9 Notices.  All notices, demands, consents, requests, instructions and other communications to be given or delivered or permitted under or by reason of the provisions of this Agreement, or in connection with the transactions contemplated hereby and thereby shall be in writing and shall be deemed to be delivered and received by the intended recipient as follows: (a) if personally delivered, on the business day after it is received (as evidenced by the receipt of the personal delivery service); (b) if mailed by certified or registered mail return receipt requested, four (4) business days after the aforesaid mailing; (c) if delivered by overnight courier (with all charges having been prepaid), on the second business day after it is sent (as evidenced by the receipt of the overnight courier service of recognized standing); or (d) if delivered by facsimile transmission, on the business day of such delivery if confirmed within 48 hours thereafter by a signed original sent in one of the manners set forth in (a) through (c) above. If any notice, demand, consent, request, instruction or other communication cannot be delivered because of a changed address of which no notice was given (in accordance with this Section 8.9), or the refusal to accept same, the notice shall be deemed received on the business day the notice is sent (as evidenced by a sworn affidavit of the sender). All such notices, demands, consents, requests, instructions and other communications will be sent to the following addresses or facsimile numbers as applicable: (i) if to Parent or Acquisition Sub: at Parent’s address stated on page one of this Agreement to the attention of General Counsel (fax # (610) 265-1730), with a copy sent simultaneously to the same address, to the attention of its Chief Financial Officer (fax # (610) 265-1730), and to Francis E. Dehel, Esquire, Blank Rome LLP, One Logan Square, Philadelphia, Pennsylvania 19103; telephone: (215) 569-5500, (fax# (215) 832-5532) and (ii) if to Company, to the address stated on page one of this Agreement to the attention of the Chairman, President and Chief Executive Officer (fax # (678) 584-8950), with a copy to David A. Stockton and David M. Eaton, Kilpatrick Stockton LLP, 1100 Peachtree Street, Suite 2800, Atlanta, Georgia (fax # (404) 541-3402 and (404) 541-3188, respectively).

8.10 Cooperation.  Each party to this Agreement agrees to reasonably cooperate with the other parties and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other parties to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

8.11 Severability.  Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

8.12 Interpretation of Representations.  Each representation and warranty made in this Agreement or pursuant hereto is independent of all other representations and warranties made by the same parties, whether or not covering related or similar matters, and must be independently and separately satisfied.

8.13 Reliance by Parent and Acquisition Sub.  Notwithstanding the right of Parent and Acquisition Sub to investigate the business, Assets and financial condition of the Company, and notwithstanding any knowledge obtained or obtainable by Parent and Acquisition Sub as a result of such investigation, Parent and Acquisition Sub have the unqualified right to rely upon, and have relied upon, each of the representations and warranties made by Company in this Agreement.

8.14 Bankruptcy Qualification.  Each representation or warranty made in or pursuant to this Agreement regarding the enforceability of any Contract shall be qualified to the extent that such enforceability may be affected by bankruptcy, insolvency and other similar Laws or equitable principles (but not those concerning fraudulent conveyance) generally affecting creditors’ rights and remedies.

8.15 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Annexes” are intended to refer to Sections of this Agreement and Exhibits or Annexes to this Agreement.

8.16 Specific Performance.  Each of the parties agrees that the remedy at law for any breach of the terms and conditions of this Agreement by it will be inadequate and that in addition to, and not in limitation of any other remedies that any other party may have either at law or under this Agreement, such other party shall be entitled to specific performance or injunctive relief or other equitable relief from any court of competent jurisdiction from any breach or purported breach of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

GSI Commerce, Inc.

By:	/s/ Michael R. Conn
Name:     Michael R. Conn

Title:	Executive Vice President, Finance
and CFO

Bulldog Acquisition Corp.

By:	/s/ Michael R. Conn
Name:     Michael R. Conn

Title:	Chief Financial Officer

Innotrac Corporation

By:	/s/ Scott Dorfman
Name:     Scott Dorfman

Title:	CEO

EXHIBIT A
DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

20-Day Parent VWAP Price means the volume weighted average trading price per share of Parent Stock, as reported by Nasdaq, as measured during the twenty (20) consecutive Trading Days ending on (and including) the third (3rd) Trading Day prior to the scheduled date of the Company Shareholders Meeting; provided, however, that if such volume-weighted average price is unavailable on any Trading Day, the price that shall be used for such Trading Day shall be the last sale price for such Trading Day.

401(k) Termination Date shall have the meaning set forth in Section 5.4(b) of this Agreement.

Acquisition Proposal shall have the meaning set forth in 4.3(d) of this Agreement.

Acquisition Sub shall have the meaning set forth in the “Parties” section of this Agreement.

Affiliate means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

Agreement shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

Ancillary Agreements shall have the meaning set forth in the Background section of this Agreement.

Asset shall mean any real, personal, mixed, tangible or intangible property of any nature, including cash on hand, cash in bank or other accounts, readily marketable securities, other cash-equivalent liquid assets of any nature, prepayments, deposits, escrows, accounts receivable (or other receivable), Tangible Property, Real Property, Software, Contract Rights, Intangibles and goodwill, and claims, causes of action and other legal rights and remedies.

Business Day shall mean any day except a Saturday, Sunday or legal holiday on which banking institutions in The City of New York are authorized or obligated by Law or executive order to close.

Cancellation Consents shall have the meaning set forth in Section 1.8(c) of this Agreement.

Certificates shall have the meaning set forth in Section 1.6(b) of this Agreement.

Change in Control Payments shall have the meaning set forth in Section 1.5(c)(viii) of this Agreement.

ClientLogic shall have the meaning set forth in Section 2.5(h) of this Agreement.

ClientLogic Audited Financial Statements shall have the meaning set forth in Section 2.5(h) of this Agreement.

Closing shall have the meaning set forth in Section 1.3 of this Agreement.

Closing Date shall have the meaning set forth in Section 1.3 of this Agreement.

Code shall mean the Internal Revenue Code of 1986, as amended.

Company shall have the meaning set forth in the “Parties” section of this Agreement; except that, for purposes of Section 3: of this Agreement, “Company” shall also be deemed to include any Entity that has been merged into or consolidated with the Company or any predecessor Entity of the Company.

Company Board Recommendation shall have the meaning set forth in Section 5.1(a) of this Agreement.

Company Certifications shall have the meaning set forth in Section 2.5 of this Agreement.

Company Common Stock shall mean the Company’s common stock, par value $0.10 per share, of the Company.

Company Current Real Property shall have the meaning set forth in Section 2.11 of this Agreement.

Company Disclosure Letter shall mean the disclosure schedule that has been prepared by the Company and that has been delivered by the Company to Parent on the date of the Agreement.

Company’s Employee Benefit Plans shall have the meaning set forth in Section 2.16 of this Agreement.

Company Intangibles shall mean all Intangibles owned, marketed, designed, distributed, sold, licensed by, supported, maintained, used or under design or development by or on behalf of the Company or licensed to or with respect to which rights are granted to the Company.

Company Material Adverse Effect shall mean an event, occurrence, violation, inaccuracy, circumstance or other matter (considered alone or together with any other matter or matters) that had or could reasonably be expected to have a material adverse effect on (i) the business, condition (financial or otherwise), capitalization, Assets, liabilities, operations, revenues, results of operations, cash flows or financial performance of the Company, (ii) the ability of the Company to consummate the Merger or any of the other transactions contemplated by the Agreement or to perform any of its obligations under the Agreement, or (iii) Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; provided, however, that in determining whether there has been a Company Material Adverse Effect, any adverse effects directly resulting from or directly attributable to any of the following (either alone or in combination) shall be disregarded: (a) general economic conditions or general conditions in the industry in which the Company does business which conditions do not affect the Company in a disproportionate manner, (b) the implementation of the termination of AT&T’s business relations with the Company in accordance with the Company’s publicly disclosed plans as of the date of this Agreement, (c) the announcement or pendency of this Agreement or the anticipated consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, distributors or partners, (d) any decline in the market price, or change in trading volume, of the Company Common Stock or any failure to meet publicly announced revenue or earnings projections (provided, however, that the underlying reason for such decline, change or failure shall not be excluded, by virtue of this clause from the determination of a Company Material Adverse Effect), and (e) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, which do not affect the Company in a disproportionate manner.

Company Outstanding Shares shall have the meaning set forth in Section 1.5(c)(iv) of this Agreement.

Company Options shall have the meaning set forth in Section 1.8(a) of this Agreement.

Company Prior Real Property shall have the meaning set forth in Section 2.11 of this Agreement

Company Real Property shall have the meaning set forth in Section 2.11 of this Agreement.

Company Restricted Stock Awards shall have the meaning set forth in Section 1.8(b) of this Agreement.

Company SEC Documents shall have the meaning set forth in Section 2.5 of this Agreement.

Company’s Stock Plans shall have the meaning set forth in Section 1.8(a) of this Agreement.

Company Shareholders Meeting shall have the meaning set forth in Section 5.1(a) of this Agreement.

Company 2008 Bonus Plan shall have the meaning set forth in Section 2.15(k) of this Agreement.

Company Warrants shall have the meaning set forth in Section 1.8(f) of this Agreement.

Company Web Sites shall have the meaning set forth in Section 2.13(m) of this Agreement.

Confidentiality Agreement shall mean the Confidentiality Agreement, dated July 24, 2007 between the Company and Parent.

Consent shall mean any consent, approval, order or authorization (including any Governmental Authorization) of, or any declaration, filing or registration with, or any application, notice or report to, or any waiver by, or any other action (whether similar or dissimilar to any of the foregoing) of, by or with, any Person, which is necessary in order to take a specified action or actions in a specified manner and/or to achieve a specified result.

Continuing Employees shall have the meaning set forth in Section 5.4(a) of this Agreement.

Contract shall mean any written or oral contract, agreement, instrument, order, arrangement, commitment or understanding of any nature, including sales orders, purchase orders, leases, subleases, data processing agreements, maintenance agreements, license agreements, sublicense agreements, loan agreements, promissory notes, instruments, security agreements, pledge agreements, deeds, mortgages, guaranties, indemnities, warranties, employment agreements, consulting agreements, sales representative agreements, joint venture agreements, buy-sell agreements, options or warrants.

Contract Right shall mean any right, power or remedy of any nature under any Contract, including rights to receive property or services or otherwise derive benefits from the payment, satisfaction or performance of another party’s Obligations, rights to demand that another party accept property or services or take any other actions, and rights to pursue or exercise remedies or options.

Dadante Litigation Matters shall have the meaning set forth in Section 6.1(d) of this Agreement.

Domain Names shall have the meaning set forth in Section 2.13(j) of this Agreement.

Dorfman means Scott D. Dorfman, the Chairman of the Board, President, Chief Executive Officer and a principal shareholder of the Company.

Effective Time shall have the meaning set forth in Section 1.3 of this Agreement.

Embedded Software shall have the meaning set forth in Section 2.13(c) of the Agreement.

Employee Benefit Plan shall mean any employee benefit plan as defined in Section 3(3) of ERISA, any “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, “welfare benefit fund” within the meaning of Section 419 of the Code, or “qualified asset account” within the meaning of Section 419A of the Code, and any other plan, program, policy or arrangement for or regarding bonuses, commissions, incentive compensation, severance, vacation, deferred compensation, pensions, profit sharing, retirement, payroll savings, stock options, stock purchases, stock awards, stock ownership, phantom stock, stock appreciation rights, equity compensation, medical/dental expense payment or reimbursement, disability income or protection, sick pay, group insurance, self insurance, death benefits, employee welfare or fringe benefits of any nature, including those benefiting retirees or former employees.

Encumbrance shall mean any lien, pledge, easement, Obligation, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest, understanding or arrangement imposing restrictions on title or use or other restrictions of any nature whatsoever (including any restriction on the voting of any security, any restriction on the transfer of any security or other Asset, any restriction on the receipt of any income derived from any Asset, any restriction on the use of any Asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any Asset).

Entitled to Vote Company Common Stock or other capital stock of the Company shall be considered Entitled to Vote if it is entitled to vote on all matters submitted to shareholders, including the approval of the Merger.

Entity shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Laws shall mean all applicable Law (including consent decrees, administrative orders and common laws) relating to the public health and safety and protection of the environment, including those governing the use, generation, handling, storage, treatment, disposal, cleanup, removal and/or remediation of Hazardous Substances, all as amended.

ERISA shall mean the Employee Retirement Income Security Act of 1974, as amended, and all rulings and regulations promulgated thereunder.

ERISA Affiliate shall mean any entity, trade or business (whether or not incorporated) that is part of the same controlled group with, common control with, part of an affiliated service group with, or part of another arrangement that includes, the Company or any ERISA Affiliate within the meaning of Code Section 414(b), (c), (m) or (o).

Exchange Act shall mean the Securities Exchange Act of 1934, as amended.

Excluded Laws shall have the meaning set forth in Section 2.26.

Exercise Price Per Share shall have the meaning set forth in Section 1.8(a) of this Agreement.

Exhibits shall have the meaning set forth in Section 8.15(c) of this Agreement.

Final Merger Consideration Certificate shall have the meaning set forth in Section 1.5(d) of this Agreement.

GBCC shall have the meaning set forth in Section 1.1 of this Agreement.

GAAP shall mean generally accepted accounting principles under current United States accounting rules and regulations, consistently applied throughout the periods covered. In no event shall the consistent application of the historical accounting policies used by the Company have priority over GAAP, regardless of materiality.

Governmental Authorization shall mean any: (a) permit, license, approval, waiver, order, certificate, franchise, permission, variance, clearance, registration, qualification, authorization, right or privilege of any nature issued, granted, issued, given, approved, allowed or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

Governmental Body shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, self- regulatory organization, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

Hazardous Substances shall mean any substance, waste, contaminant, pollutant or material that has been determined by any Governmental Body to be capable of posing a risk of injury or damage to health, safety, property or the environment, including (a) all substances, wastes, contaminants, pollutants and materials defined, designated or regulated as hazardous, dangerous or toxic pursuant to any Law, and (b) asbestos, polychlorinated biphenyls, petroleum, petroleum products and urea formaldehyde, and mold.

HSR Act shall mean the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

Include and Including shall mean including but not limited to.

Indemnified Persons shall have the meaning set forth in Section 5.5(a) of this Agreement.

Insurance Policy shall mean any public liability, product liability, general liability, comprehensive, property damage, vehicle, life, hospital, medical, dental, disability, worker’s compensation, key man, fidelity bond, theft, forgery, errors and omissions, directors’ and officers’ liability, or other insurance policy of any nature.

Intangible shall mean any name, corporate name, domain name, fictitious name, trademark, trademark registration, trademark application, service mark, service mark registration, service mark application, trade name, brand name, product name, symbol, slogan, trade dress, trade secret, know-how, patent, patent application, copyright, copyright registration, copyright application, website, design, logo, formula, invention, product idea, concept, method, process, discovery, Software, technology, written work, visual work, audio work, multimedia work, database, information or data created or maintained in any database, or other intangible Asset of any nature, whether in use, held, under development or design, inactive, owned, sold, distributed, marketed, maintained, supported, licensed by, or licensed to or with respect to which rights are granted to, a Person, whether arising under statutory or common law in any jurisdiction or otherwise, and includes the goodwill of the business symbolized by and associated with such name, corporate name, domain name, fictitious name, trademark, service mark, trade name, brand name, product name, symbol, logo, slogan, or trade dress, and any and all Intellectual Property Rights in, to, and under the foregoing.

Intellectual Property Rights shall mean any and all intellectual property rights and industrial property rights (throughout the universe, in all media, now existing or created in the future, and for the entire duration of such rights) arising under statutory or common law, contract, or otherwise, and whether or not perfected, including all (a) patents, reissues and reexamined patents, and patent applications, whenever filed and wherever issued, and all priority rights resulting from such applications; (b) rights associated with works of authorship including, but not limited to, copyrights, moral rights, copyright applications, copyright registrations, and rights to prepare derivative works; (c) rights relating to the protection of trade secrets and confidential information; (d) rights in trademarks, service marks, trade names, logos, symbols, and the like and applications therefor and registrations thereof; (e) divisions, continuations, continuations-in-part, substitutes, renewals, reissues and extensions of the foregoing (as and to the extent applicable) now existing, hereafter filed, issued, or acquired; and (f) rights to sue for past, present, and future infringement of any and all such intellectual property rights and industrial property rights.

In the Money Option shall have the meaning set forth in Section 1.5(c)(ix) of this Agreement.

IPOF Funds shall have the meaning set forth in the Background section of this Agreement.

IRS shall have the meaning set forth in Section 2.16 of this Agreement.

Judgment shall mean any order, writ, injunction, citation, award, decree or other judgment of any nature of any Governmental Body.

to the knowledge of the Company or similar phrases when used with respect to the Company shall mean that none of the members of the board of directors of the Company has any actual knowledge and none of the Senior Management Employees of the Company has any actual knowledge, after due inquiry, that the statement made is incorrect.

to the knowledge of the Parent or similar phrases when used with respect to Parent shall mean that none of the members of the board of directors of Parent has any actual knowledge and none of the chief executive officer, chief financial officer and general counsel of Parent has any actual knowledge, after due inquiry, that the statement made is incorrect.

Latest Balance Sheet shall have the meaning set forth in Section 2.5(c) of this Agreement.

Law shall mean any federal, state, local, municipal, foreign or other law, statute, charter, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, guidelines, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the Financial Industry Regulatory Authority, the New York Stock Exchange, the NASDAQ Global Market or the NASDAQ Global Select Market.

Licensed Software and Intangibles shall have the meaning set forth in Section 2.13(b) of this Agreement.

Merger shall have the meaning set forth in the Background section of this Agreement.

Merger Consideration shall have the meaning set forth in Section 1.5(b) of this Agreement.

Merger Cash Consideration shall have the meaning set forth in Section 1.5(c)(vi) of this Agreement.

Merger Optional Cash Consideration shall have the meaning set forth in Section 1.5(c)(vi) of this Agreement.

Merger Stock Consideration shall have the meaning set forth in Section 1.5(c)(vii) of this Agreement.

Nasdaq shall mean, with respect Parent, the Nasdaq Global Select Market and with respect to the Company, the Nasdaq Global Market, or any successor securities exchange or market on which the Parent Stock or Company Common Stock, as applicable, is listed or admitted for trading.

Obligation shall mean any debt, liability or obligation of any nature, whether secured, unsecured, recourse, nonrecourse, liquidated, unliquidated, accrued, absolute, fixed, contingent, ascertained, unascertained, known, unknown or otherwise.

Off-the-Shelf Software shall mean ready-to-use, pre-packaged Software which is (i) commercially available to the public, (ii) not embedded in, otherwise included in, or necessary to provide any of the products or services provided by the Company, and (iii) replaceable in its most current version without material delay for less than $10,000 per copy and $50,000 in the aggregate.

Optional Cash Consideration Percentage shall have the meaning set forth in Section 1.5(b) of this Agreement.

Owned Software and Intangibles shall have the meaning set forth in Section 2.13(b) of this Agreement.

Parent shall have the meaning set forth in the “Parties” section of this Agreement.

Parent Cash Option shall have the meaning set forth in Section 1.5(b) of this Agreement.

Parent Cash Option Deadline shall have the meaning set forth in Section 1.5(b) of this Agreement.

Parent Cash Option Notice shall have the meaning set forth in Section 1.5(b) of this Agreement.

Parent Employee Benefit Plans shall have the meaning set forth in Section 5.4(a) of this Agreement.

Parent Continuation Notice shall have the meaning set forth in Section 7.1(i) of this Agreement.

Parent Continuation Notice Period shall have the meaning set forth in Section 7.1(i) of this Agreement.

Parent Material Adverse Effect shall mean an event, occurrence, violation, inaccuracy, circumstance or other matter (considered alone or together with any other matter or matters) that had or could reasonably be expected to have a material adverse effect on (i) the business, condition (financial or otherwise), capitalization, Assets, liabilities, operations, revenues, results of operations, cash flows and financial performance of Parent and its subsidiaries, taken as a whole or (ii) the ability of Parent to consummate the Merger or any of the other transactions contemplated by the Agreement or to perform any of its obligations under the Agreement; provided, however, that in determining whether there has been a Parent Material Adverse Effect, any adverse effects directly resulting from or directly attributable to any of the following (either alone or in combination) shall be disregarded: (a) general economic conditions or general conditions in the industry in which Parent does business which conditions do not affect Parent in a disproportionate manner, (b) the announcement or pendency of this Agreement or the anticipated consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, distributors or partners, (c) any decline in the market price, or change in trading volume, of the Parent Stock or any failure to meet publicly announced revenue or earnings projections (provided, however, that the underlying reason for such decline, change or failure shall not be excluded, by virtue of this clause from the determination of a Parent Material Adverse Effect), and (d) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, which do not affect Parent in a disproportionate manner.

Parent Stock shall have the meaning set forth in Section 1.5(b) of this Agreement.

Paying Agent shall have the meaning set forth in Section 1.6(a) of this Agreement.

Permitted Encumbrances means: (i) Taxes not yet due and payable, or that are being contested in good faith by appropriate proceedings and for which appropriate reserves appear on the Latest Balance Sheet and which if related to business Taxes are described in the Company Disclosure Letter; (ii) carriers, warehousemen’s, mechanic’s, materialmen’s and repairmen’s liens, that are imposed by Law and incurred in the ordinary course of business for obligations not yet due and payable or are being contested in good faith by appropriate proceedings and for which appropriate reserves appear on the Latest Balance Sheet, and are disclosed in the Company Disclosure Letter; (iii) obligations incurred by statute in connection with deposit accounts or to secure the performance of bids, tenders, trade contracts, statutory obligations, surety and appeal bonds, performance and return-of-money bonds and other obligations of like nature and which are disclosed on the Latest Balance Sheet; (iv) any interest or title of a lessor in property or other Assets subject to lease listed on Section 2.11 of the

Company Disclosure Letter; (v) easements, rights of way, zoning and similar real property restrictions affecting the Company Current Real Property provided the foregoing do not violate any of the representations and warranties set forth in Section 2.11 of this Agreement or adversely affect the use or operation of the Company Current Real Property or any other Assets as currently used or operated; and (vi) security interests granted pursuant to the terms of the Revolving Credit Facility.

Per Share Merger Consideration shall have the meaning set forth in Section 1.5(c)(i) of this Agreement.

Per Share Merger Cash Consideration shall have the meaning set forth in Section 1.5(c)(ii) of this Agreement.

Person shall mean any individual, Entity or Governmental Body.

Pre-Closing Period shall have the meaning set forth in Section 4.1 of this Agreement.

Proceeding shall mean any demand, claim, suit, action, litigation, investigation, arbitration, administrative hearing, audit or other proceeding of any nature (including any civil, criminal, administrative, investigative, or appellate proceeding).

Product Images shall have the meaning set forth in Section 2.13(f) of this Agreement.

Proxy Statement/Prospectus shall mean the proxy or information statement of the Company to be sent to the Company’s shareholders in connection with the Company Shareholders Meeting.

Real Property shall mean any real estate, land, building, condominium, town house, structure or other real property of any nature, all shares of stock or other ownership interests in cooperative or condominium associations or other forms of ownership interest through which interests in real estate may be held, and all appurtenant and ancillary rights thereto, including easements, covenants, water rights, sewer rights and utility rights.

Registration Statement shall have the meaning set forth in Section 5.1(b).

Required Company Shareholder Vote shall have the meaning set forth in Section 2.25 of this Agreement.

Representatives shall have the meaning set forth in Section 4.3(a) of this Agreement.

Revolving Credit Facility shall mean the Third Amended and Restated Loan and Security Agreement between the Company and Wachovia Bank, dated March 28, 2006, as amended through the date hereof or as further amended with the consent of Parent.

Rights Plan shall mean the Rights Agreement between Company and SunTrust Bank (successor to Reliance Trust Company) as Rights Agent, dated as of December 31, 1997, as amended.

SEC shall mean the United States Securities and Exchange Commission.

SEC Waiver shall have the meaning set forth in Section 2.5(h) of this Agreement.

Securities Act shall mean the Securities Act of 1933, as amended.

Senior Management Employees means the following employees: Scott D. Dorfman, George M. Hare, Robert J. Toner, James R. McMurphy and Larry C. Hanger.

Software shall mean any computer program, operating system, application, firmware, middleware, or software of any nature, whether operational, under development or inactive, including all object code, source code, comment code, algorithms, menu structures and arrangements, interfaces, navigational devices, icons, operational instructions, scripts, commands, syntax, screen designs and visual expressions, reports, designs, concepts, technical manuals, test scripts, user manuals and other documentation therefor, whether in machine-readable form, programming language or any other language or symbols, and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature and all data bases necessary or appropriate to operate any such computer programs, operating systems, applications, firmware, middleware, or software.

SOX shall mean the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, all as amended from time to time.

Specified Contracts shall have the meaning set forth in Section 2.14 of this Agreement.

Subsidiary shall mean the following:  an entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Superior Proposal shall have the meaning set forth in Section 4.3(d) of this Agreement.

Surviving Corporation shall have the meaning set forth in Section 1.1 of this Agreement.

Stock Percentage shall have the meaning set forth in Section 1.5(b) of this Agreement.

Tail Policy shall have the meaning set forth in Section 5.5(b) of this Agreement.

Takeover Laws shall have the meaning set forth in Section 2.24 of this Agreement.

Tangible Property shall mean any furniture, fixtures, leasehold improvements, vehicles, office equipment, computer equipment, other equipment, machinery, tools, forms, supplies or other tangible personal property of any nature.

Tax shall mean (a) any foreign, federal, state or local income, earnings, profits, gross receipts, franchise, capital stock, net worth, sales, use, value added, occupancy, general property, real property, personal property, intangible property, transfer, fuel, excise, payroll, withholding, unemployment compensation, social security, retirement or other tax of any nature; (b) any foreign, federal, state or local organization fee, qualification fee, annual report fee, filing fee, occupation fee, assessment, sewer rent or other fee or charge of any nature; or (c) any deficiency, interest or penalty imposed with respect to any of the foregoing.

Tax Return shall mean any report, return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax, including, without limitation, combined, unitary or consolidated returns for any group of entities.

Termination Fee shall have the meaning set forth in Section 7.3(c) of this Agreement.

Term Loan shall mean the Second Lien Term Loan and Security Agreement with Chatham Credit Management III, LLC, as agent for Chatham Investment Fund III, LLC, Chatham Investment Fund QP III, LLC, and certain other lenders party thereto from time to time, and Chatham Credit Management III, LLC, as administrative agent, dated September 28, 2007, as amended, modified, renewed, refunded, replaced, or refinanced form time to time.

Total Merger Consideration shall have the meaning set forth in Section 1.5(c)(v) of this Agreement.

Trading Day shall mean a day during which trading in Parent Stock generally occurs on Nasdaq.

Triggering Event. A “Triggering Event” shall be deemed to have occurred if: (i) the board of directors of the Company shall have failed to recommend that the Company’s shareholders vote to adopt the Agreement, or shall have withdrawn or modified in a manner adverse to Parent or Acquisition Sub the Company Board Recommendation, (ii) the Company shall have failed to include in the Proxy Statement the Company Board Recommendation or a statement to the effect that the board of directors of the Company has determined and believes that the Merger is in the best interests of the Company’s shareholders; (iii) the board of directors of the Company fails to reaffirm the Company Board Recommendation, or fails to reaffirm its determination that the Merger is in the best interests of the Company’s shareholders, within five (5) business days after Parent requests in writing that such recommendation or determination be reaffirmed; (iv) the board of directors of the

Company shall have approved, endorsed, recommended or taken a neutral position with respect to any Acquisition Proposal; (v) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement that is entered into in accordance with Section 4.3(a)); (vi) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its securityholders, within ten (10) business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer; (vii) an Acquisition Proposal is publicly announced, disclosed or commenced or submitted, made or publicly communicated to the Company’s board of directors and the Company fails to comply with the requirements of Section 4.3; or (viii) the Company or any Representative of the Company shall have intentionally breached any of the material provisions set forth in Section 4.3.

WARN Act means the Worker Adjustment and Retraining Notification Act, as the same may be amended from time to time.

Web shall have the meaning set forth in Section 2.13(m) of this Agreement.

Annex B

ARTICLE 13 OF THE GEORGIA BUSINESS CORPORATION CODE

Section 14-2-1301.  Definitions.

As used in this article, the term:

(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) “Corporate action” means the transaction or other action by the corporation that creates dissenters’ rights under Code Section 14-2-1302.

(3) “Corporation” means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(4) “Dissenter” means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

(5) “Fair value,” with respect to a dissenters’ shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

(6) “Interest” means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

(7) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(8) “Shareholder” means the record shareholder or the beneficial shareholder.

Section 14-2-1302.  Right to dissent.

(a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party:

(A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger, unless:

(i) The corporation is merging into a subsidiary corporation pursuant to Code Section 14-2-1104;

(ii) Each shareholder of the corporation whose shares were outstanding immediately prior to the effective time of the merger shall receive a like number of shares of the surviving corporation, with designations, preferences, limitations, and relative rights identical to those previously held by each shareholder; and

(iii) The number and kind of shares of the surviving corporation outstanding immediately following the effective time of the merger, plus the number and kind of shares issuable as a result of the merger and by conversion of securities issued pursuant to the merger, shall not exceed the total number and kind of shares of the corporation authorized by its articles of incorporation immediately prior to the effective time of the merger; or

(B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(4) An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

(5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for his or her shares under this article may not challenge the corporate action creating his or her entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenters’ rights.

(c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

(1) In the case of a plan of merger or share exchange, any holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares:

(A) Anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

(B) Any shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders that are different, in type or exchange ratio per share, from the shares to be provided or offered to any other holder of shares of the same class or series of shares in exchange for such shares; or

(2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

Section 14-2-1303.  Dissent by nominees and beneficial owners.

A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

Section 14-2-1320.  Notice of dissenters’ rights.

(a) If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.

(b) If corporate action creating dissenters’ rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

Section 14-2-1321.  Notice of intent to demand payment.

(a) If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders meeting, a record shareholder who wishes to assert dissenters’ rights:

(1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(2) Must not vote his shares in favor of the proposed action.

(b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

Section 14-2-1322.  Dissenters’ notice.

(a) If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is authorized at a shareholders meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

(b) The dissenters’ notice must be sent no later than ten days after the corporate action was taken and must:

(1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

(4) Be accompanied by a copy of this article.

Section 14-2-1323.  Duty to demand payment.

(a) A record shareholder sent a dissenters’ notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

(b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this article.

Section 14-2-1324.  Share restrictions.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

Section 14-2-1325.  Offer of payment.

(a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay such dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

(b) The offer of payment must be accompanied by:

(1) The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares;

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter’s right to demand payment under Code Section 14-2-1327; and

(5) A copy of this article.

(c) If the shareholder accepts the corporation’s offer by written notice to the corporation within 30 days after the corporation’s offer, or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

Section 14-2-1326.  Failure to take action.

(a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under Code Section 14-2-1322 and repeat the payment demand procedure.

Section 14-2-1327.  Procedure if shareholder dissatisfied with payment or offer.

(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

(1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

(2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation’s offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

(c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

(1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

(2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

Section 14-2-1330.  Court action.

(a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation’s registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the “Georgia Civil Practice Act,” applies to any proceeding with respect to dissenters’ rights under this chapter.

(e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

Section 14-2-1331.  Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

(b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

(1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

(2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

Section 14-2-1332.  Limitation of actions.

No action by any dissenter to enforce dissenters’ rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

ANNEX C

October 5, 2008

Board of Directors
Innotrac Corporation
6655 Sugarloaf Parkway
Duluth, GA 30097

Dear Members of the Board of Directors:

We understand that Innotrac Corporation (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) among GSI Commerce, Inc. (“Parent”), Bulldog Acquisition Corp., a wholly owned subsidiary of Parent (“Acquisition Sub”) and the Company, pursuant to which, among other things, (i) the Company will merge with Acquisition Sub (the “Transaction”), (ii) each outstanding share of common stock, par value $0.10, of the Company (“Company Common Stock”) will be converted into the right to receive the Per Share Merger Consideration and (iii) the Company will become a wholly owned subsidiary of Parent. We understand that, pursuant to the Agreement, the Per Share Merger Consideration is equal to (a) the Merger Cash Consideration divided by the number of shares of Company Common Stock (which, for this purpose, includes the number of restricted shares of Company Common Stock and the number of shares of Company Common Stock subject to in-the-money options) (the “Company Outstanding Shares”) issued and outstanding immediately prior to the effective time of the Transaction, plus (b) the Merger Stock Consideration divided by the number of Company Outstanding Shares immediately prior to the effective time of the Transaction (such sum, the “Per Share Merger Consideration”). For purposes of our analyses and this Opinion, you have instructed us to assume that the Merger Cash Consideration is an amount in cash equal to $22 million minus estimated change of control payments of $20,000 and that the Merger Stock Consideration is equal to (a) that number of shares of Parent’s common stock, par value $0.01 per share (“Parent Stock”) determined by dividing $30 million by the volume weighted average trading price of Parent Stock during the twenty consecutive trading days ending on the third trading day prior to the scheduled date of the Company Shareholders Meeting (the “20-Day Parent VWAP Price”) if the 20-Day Parent VWAP Price is greater than or equal to $13.03 and less than or equal to $20.85, (b) 2,302,379 shares of Parent Stock if the 20-Day Parent VWAP Price is less than $13.03; provided, however, that if the 20-Day Parent VWAP Price is less than $11.12 and Parent delivers the requisite notice following receipt of Company’s notice of termination, then the Merger Stock Consideration will be determined by dividing $25.6 million by the 20-Day Parent VWAP Price, or (c) 1,438,849 shares of Parent Stock if the 20-Day Parent VWAP Price is greater than $20.85. We further understand that, at Parent’s election, some or all of the Merger Stock Consideration may be paid in cash equal to the percentage of the Merger Stock Consideration Parent elects to pay in cash multiplied by (a) $30 million if the 20-Day Parent VWAP Price is greater than or equal to $13.03 or (b) 2,302,379 multiplied by the 20-Day Parent VWAP Price if the 20-Day Parent VWAP Price is less than $13.03; provided however that if the 20-Day Parent VWAP Price is less than $11.12 and Parent delivers the requisite notice following receipt of Company’s notice of termination, then the amount will be determined by multiplying the percentage of the Merger Stock Consideration Parent elects to pay in cash by $25.6 million.

You have requested that Houlihan Lokey Howard & Zukin Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) as to whether, as of the date hereof, the Per Share Merger Consideration to be received by the holders of Company Common Stock, other than Scott D. Dorfman, the Chairman of the Board, President, Chief Executive Officer and a principal shareholder of the Company (the “Affiliated Shareholder”), in the Transaction pursuant to the Agreement is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. reviewed the following agreements and documents:

a. a draft, dated October 3, 2008, of the Agreement; and

b. a draft, dated October 3, 2008, of the Voting, Cooperation and Indemnification Agreement between the Affiliated Shareholder, the Affiliated Shareholder’s spouse and Parent;

2. reviewed certain publicly available business and financial information relating to the Company and Parent that we deemed to be relevant;

3. reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company for the fiscal years ending 2008 through 2012;

4. spoken with certain members of the managements of the Company and Parent and certain of their representatives and advisers regarding the respective businesses, operations, financial condition and prospects of the Company and Parent, the Transaction and related matters;

5. compared the financial and operating performance of the Company and Parent with that of other public companies that we deemed to be relevant;

6. considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7. reviewed the current and historical market prices and trading volume for the Company’s and Parent’s publicly traded securities, and the historical market prices and certain financial data of the publicly traded securities of certain other companies that we deemed to be relevant; and

8. conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us with respect to the Company have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Parent since the date of the most recent financial statements provided to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We have not considered any aspect or implication of any transaction to which the Company or Parent may be a party (other than as specifically described herein with respect to the Transaction).

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 1 above are true and correct, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements identified in

Item 1 above, without any amendments or modifications thereto. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of the Company or Parent, or otherwise have an adverse effect on the Company or Parent or any expected benefits of the Transaction. In addition, we have relied upon and assumed, without independent verification, that the final forms of any draft agreements identified in Item 1 above will not differ in any material respect from the drafts of said agreements.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, Parent or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or Parent is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or Parent is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board of Directors of the Company, Parent or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. We are not expressing any opinion as to what the value of Parent Stock actually will be when issued pursuant to the Transaction or the price or range of prices at which Parent Stock may be purchased or sold at any time. We have assumed that the Parent Stock to be issued in the Transaction to the holders of Company Common Stock will be listed on the NASDAQ Stock Market LLC.

This Opinion is furnished for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board of Directors of the Company, any security holder or any other person as to how to act or vote with respect to any matter relating to the Transaction.

In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities arising out of our engagement.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, Parent, and other participants in the Transaction and certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. Houlihan Lokey has also acted as financial advisor to the Company in connection with the Transaction and will receive a fee for such services which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction.

This Opinion only addresses the fairness from a financial point of view to the holders of Company Common Stock other than the Affiliated Shareholder of the Per Share Merger Consideration to be received by such holders in the Transaction pursuant to the Agreement and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise (including, without limitation, the Settlement Agreement, dated as of October 5, 2008 by and between the Company and

Mark E. Dottore, as the court appointed receiver for all assets of any kind of IPOF L.P., IPOF Fund, IPOF Fund II, L.P., GSI and GSGI). We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, Parent, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transaction or otherwise (other than the Per Share Merger Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or Parent, or to any other party, except as set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company, Parent or any other party or the effect of any other transaction in which the Company, Parent or any other party might engage, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders (including without limitation the allocation of any consideration amongst or within such classes or groups of security holders), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount or nature of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Per Share Merger Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on the assessment by the Company, Parent and their advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, Parent and the Transaction. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Per Share Merger Consideration to be received by the holders of Company Common Stock other than the Affiliated Shareholder in the Transaction pursuant to the Agreement is fair to such holders from a financial point of view.

Very truly yours,

HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of such action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses that the court deems proper despite such adjudication of liability in view of all the circumstances of the case.

Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

(1)	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

(2)	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(3)	under Section 174 (relating to liability for unlawful purchases or redemptions of, or dividends on, capital stock) of the Delaware General Corporation Law; or

(4)	for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, GSI Commerce, Inc.’s amended and restated certificate of incorporation, as amended, eliminates liability of its directors for monetary damages to the fullest extent permitted under applicable law. GSI Commerce, Inc.’s bylaws also provide, with certain exceptions, for indemnification to the fullest extent permitted by the Delaware General Corporation Law.

In addition, GSI Commerce, Inc. has entered into indemnification agreements with certain of its directors and officers, the form of which was approved by its stockholders. The indemnification agreements, among other things:

•	confirm the present indemnity provided by GSI Commerce, Inc.’s bylaws and provide that this indemnity will continue despite future changes in its bylaws, as the indemnification agreements will be its contractual obligations, unlike its bylaws which may be amended by its stockholders or its board;

•	provide further indemnification to the fullest possible extent permitted by law against all expenses (including attorneys’ fees), judgments, fines and settlement amounts paid or incurred by a director or officer in any action or proceeding, including any action by GSI Commerce, Inc. or in its own right, on account of service as its director, officer, employee, attorney or agent or any of its subsidiaries or any other company or enterprise at its request;

•	cover all actions and proceedings, even if they arise from acts or omissions by a director or officer occurring before the execution of the agreements;

•	continue in force so long as the individual continues to serve in such capacity on GSI Commerce, Inc.’s behalf and cover liabilities related to his activities in any such capacity regardless of future changes to its corporate documents;

•	provide for payment of expenses in advance of a final disposition of the action or suit, regardless of the recipient’s ability to make repayments, and do not require that any repayment obligations in respect of any such advances be secured or bear interest;

•	provide protection during the determination process in the event there is a change of control of GSI Commerce, Inc. or its board and grant its directors and officers rights to appeal a denial of indemnification to a court of competent jurisdiction; and

•	except as discussed below with respect to violations of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and expenses or liabilities which are covered by insurance, provide that directors or officers who rely on GSI Commerce, Inc.’s records or upon information supplied by its officers, legal counsel, outside accountants or appraisers are deemed to have acted in a manner which would entitle its directors or officers to indemnification under the indemnification agreements.

However, a director or officer is not entitled to indemnification under these agreements unless that director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to GSI Commerce, Inc.’s best interests.

The employment agreements of certain officers of GSI Commerce, Inc. provide for indemnification to such officers by GSI Commerce, Inc. to the fullest extent permitted by its bylaws or applicable law.

GSI Commerce, Inc. has obtained directors’ and officers’ liability insurance which covers certain liabilities, including liabilities to GSI Commerce, Inc. and its stockholders, in the amount of $17.0 million.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
No.	Description

2.1	Agreement and Plan of Merger by and among GSI Commerce, Inc., Bulldog Acquisition Corp. and Innotrac Corporation, dated as of October 5, 2008 (included in the proxy statement/prospectus as Annex A. The schedules and certain exhibits to the Agreement and Plan of Merger are omitted pursuant to Item 601(b)(2) of Regulation S-K. GSI Commerce, Inc. agrees to furnish supplementally to the SEC, upon request, a copy of any omitted schedule or exhibit)
4.1	Specimen of Common Stock Certificate (filed with GSI Commerce, Inc.’s Quarterly Report on Form 10-Q for the Quarter Ended June 29, 2002 and incorporated herein by reference)
5.1	Opinion of Blank Rome LLP as to the validity of the shares of GSI common stock to be issued in the merger
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Ernst & Young LLP
23.3	Consent of McGladrey & Pullen, LLP
23.4	Consent of BDO Seidman, LLP
23.5	Consent of Blank Rome LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page of the proxy statement/prospectus)
99.1	Voting, Cooperation and Indemnification Agreement, dated as of October 5, 2008, by and among GSI Commerce, Inc., Scott Dorfman and Susan Mary Trotochaud (filed as Exhibit 99.1 to GSI Commerce, Inc.’s Current Report on Form 8-K filed October 6, 2008 and incorporated herein by reference)
99.2	Nondisclosure, Noncompetition and Nonsolicitation Agreement, dated as of October 5, 2008 by and between GSI Commerce, Inc. and Scott Dorfman (filed as Exhibit 99.2 to GSI Commerce, Inc.’s Current Report on Form 8-K filed October 6, 2008 and incorporated herein by reference)
99.3	Form of Innotrac Proxy Card
99.4	Consent of Houlihan Lokey Howard & Zukin Capital, Inc.

(b) Financial Statement Schedules

No financial statement schedules are filed as part of this Registration Statement because they are not required or not applicable or the required information is contained in the financial statements as notes thereto.

(c) Report, Opinion or Appraisal Exhibits

(1) Fairness Opinion of Houlihan Lokey Howard & Zukin Capital, Inc. Financial Advisor to Innotrac Corporation (included in the proxy statement/prospectus as Annex C).

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one (1) business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, King of Prussia, Pennsylvania.

GSI COMMERCE, INC.

Date: November 4, 2008	/s/ Michael G. Rubin Michael G. Rubin,Chairman, President and ChiefExecutive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael G. Rubin and M. Jeffrey Branman, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any registration statement filed under Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date(s) indicated.

Signature	Capacity	Date

/s/ Michael G. Rubin Michael G. Rubin	Chairman, President and Chief Executive Officer (principal executive officer)	November 4, 2008

/s/ Michael R. Conn Michael R. Conn	Executive Vice President, Finance and Chief Financial Officer (principal financial officer and principal accounting officer)	November 4, 2008

/s/ M. Jeffrey Branman M. Jeffrey Branman	Director	November 4, 2008

/s/ Michael J. Donahue Michael J. Donahue	Director	November 4, 2008

/s/ Ronald D. Fisher Ronald D. Fisher	Director	November 4, 2008

/s/ John A. Hunter John A. Hunter	Director	November 4, 2008

/s/ Mark S. Menell Mark S. Menell	Director	November 4, 2008

Signature	Capacity	Date

/s/ Jeffrey F. Rayport Jeffrey F. Rayport	Director	November 4, 2008

/s/ Lawrence S. Smith Lawrence S. Smith	Director	November 4, 2008

/s/ Andrea M. Weiss Andrea M. Weiss	Director	November 4, 2008

EXHIBIT INDEX

Exhibit
No.	Description

2.1	Agreement and Plan of Merger by and among GSI Commerce, Inc., Bulldog Acquisition Corp. and Innotrac Corporation, dated as of October 5, 2008 (included in the proxy statement/prospectus as Annex A. The schedules and certain exhibits to the Agreement and Plan of Merger are omitted pursuant to Item 601(b)(2) of Regulation S-K. GSI Commerce, Inc. agrees to furnish supplementally to the SEC, upon request, a copy of any omitted schedule or exhibit)
4.1	Specimen of Common Stock Certificate (filed with GSI Commerce, Inc.’s Quarterly Report on Form 10-Q for the Quarter Ended June 29, 2002 and incorporated herein by reference)
5.1	Opinion of Blank Rome LLP as to the validity of the shares of GSI common stock to be issued in the merger
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Ernst & Young LLP
23.3	Consent of McGladrey & Pullen, LLP
23.4	Consent of BDO Seidman, LLP
23.5	Consent of Blank Rome LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page of the proxy statement/prospectus)
99.1	Voting, Cooperation and Indemnification Agreement, dated as of October 5, 2008, by and among GSI Commerce, Inc., Scott Dorfman and Susan Mary Trotochaud (filed as Exhibit 99.1 to GSI Commerce, Inc.’s Current Report on Form 8-K filed October 6, 2008 and incorporated herein by reference)
99.2	Nondisclosure, Noncompetition and Nonsolicitation Agreement, dated as of October 5, 2008 by and between GSI Commerce, Inc. and Scott Dorfman (filed as Exhibit 99.2 to GSI Commerce, Inc.’s Current Report on Form 8-K filed October 6, 2008 and incorporated herein by reference)
99.3	Form of Innotrac Proxy Card
99.4	Consent of Houlihan Lokey Howard & Zukin Capital, Inc.